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VITAE PHARMACEUTICALS, INC. Index to Financial Statements

As filed with the Securities and Exchange Commission on September 23, 2014

Registration No. 333-198090

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-effective Amendment No. 6
to

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VITAE PHARMACEUTICALS, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	2834 (Primary Standard Industrial Classification Code Number)	04-3567753 (I.R.S. Employer Identification Number)

Vitae Pharmaceuticals, Inc.
502 West Office Center Drive
Fort Washington, PA 19034
(215) 461-2000
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Jeffrey S. Hatfield
Chief Executive Officer
Vitae Pharmaceuticals, Inc.
502 West Office Center Drive
Fort Washington, PA 19034
(215) 461-2000
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
Jay K. Hachigian, Esq. Timothy H. Ehrlich, Esq. Keith J. Scherer, Esq. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 (617) 648-9100	Richard Morris Chief Financial Officer Vitae Pharmaceuticals, Inc. 502 West Office Center Drive Fort Washington, PA 19034 (215) 461-2000	Babak Yaghmaie, Esq. Stephane Levy, Esq. Cooley LLP 1114 Avenue of the Americas New York, NY 10036 (212) 479-6000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, Dated September 23, 2014

Preliminary Prospectus

5,000,000 Shares
Common Stock
$      .      per share

This is the initial public offering of Vitae Pharmaceuticals, Inc. We are offering 5,000,000 shares of common stock. Prior to this offering, there has been no public market for our common stock. We estimate that the initial public offering price will be between $11.00 and $13.00 per share.

We have applied to list our common stock on The NASDAQ Global Market under the symbol "VTAE."

We are an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 and applicable Securities and Exchange Commission rules, and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See "Prospectus Summary—Emerging Growth Company Status."

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 12.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
See "Underwriting" beginning on page 160 for additional information regarding underwriting compensation.

Certain of our existing stockholders or their affiliates have indicated an interest in purchasing an aggregate of up to approximately $11.0 million of our common stock in this offering at the initial public offering price, of which approximately $10.4 million of our common stock would be purchased by entities or individuals affiliated with Prospect Venture Partners, New Enterprise Associates, Venrock Associates and Atlas Ventures, each of whom is one of our principal stockholders. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering.

We have granted the underwriters a 30-day option to purchase up to 750,000 additional shares of common stock on the same terms and conditions set forth above.

The underwriters expect to deliver the shares to purchasers on                        , 2014.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Stifel	BMO Capital Markets

JMP Securities	Wedbush PacGrow Life Sciences

The date of this prospectus is                        , 2014.

        You should rely only on the information contained in this prospectus and any free writing prospectus we have prepared in connection with this offering. Neither we nor the underwriters have authorized anyone to provide you with information or make any representations different from or in addition to those contained in this prospectus or any free writing prospectus we have prepared in connection with this offering. We and the underwriters take no responsibility for and can provide no assurance as to the reliability of any information that others may give you. We are offering to sell shares of common stock and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. Our business, financial condition, results of operations and prospectus may have changed since that date.

        Unless the context indicates otherwise, as used in this prospectus, the terms "Vitae," "Company," "we," "us" and "our" refer to Vitae Pharmaceuticals, Inc. The Vitae design logo and the marks "Vitae," "Vitae Pharmaceuticals" and "Contour" are the property of Vitae. This prospectus contains additional trade names, trademarks and service marks of ours and of other companies. We do not intend our use or display of other companies' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

        For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

 PROSPECTUS SUMMARY

        This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our common stock. You should carefully consider, among other things, our financial statements and the related notes and the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

 Overview

Our Company

        We are a clinical stage biotechnology company focused on discovering and developing novel, small molecule drugs for diseases that represent large market opportunities where there are significant unmet medical needs. We are developing a robust and growing portfolio of novel product candidates generated by Contour®, our proprietary structure-based drug discovery platform. Our team of accomplished scientists utilizes Contour to rapidly discover highly potent and selective product candidates for validated but difficult-to-drug targets in multiple disease areas. Our most advanced product candidates include VTP-34072, which commenced a Phase 2 clinical trial for the treatment of type 2 diabetes in July 2014, with data expected in the first half of 2015, and VTP-37948, which is in Phase 1 clinical trials for the treatment of Alzheimer's disease, or Alzheimer's, with data expected in the second half of 2014. Both product candidates are being exclusively developed and following regulatory approval, if any, commercialized by Boehringer Ingelheim GmbH, or BI, under separate collaborations. These collaborations have provided us with an aggregate of $152.4 million in funding as of June 30, 2014, including upfront license fees, research funding and success-based milestone payments as well as equity investments. In addition, we have several wholly-owned product candidates advancing in preclinical studies, including: VTP-43742 for the treatment of autoimmune disorders, where the immune system attacks normal tissues, with Phase 1 proof-of-concept data, which is the demonstration of therapeutic activity, expected by the end of 2015; VTP-38443 for the treatment of acute coronary syndrome, which includes unstable angina and heart attacks; and VTP-38543 for the treatment of atopic dermatitis, an immune system mediated inflammation of the skin. However, we currently do not hold any active authorizations to conduct clinical trials with respect to any of our wholly-owned product candidates and, at this time, we rely on BI for the conduct of clinical trials for our two partnered product candidates.

Our Contour Technology Platform

        We are a structure-based drug discovery company, which means we use computers to design drugs utilizing detailed target protein structures as the guide for design, and have leveraged our expertise to create a growing portfolio of novel, potent and selective product candidates. We utilize Contour to discover and develop product candidates for validated therapeutic targets, which are the proteins through which a drug mediates activity, against which the industry has traditionally struggled to develop drugs due to challenges related to potency, selectivity, pharmacokinetics, or the change in drug levels over time, or patentability issues. We refer to these targets as "difficult-to-drug." Contour's computational software uses artificial intelligence and sophisticated algorithms to model the assembly of molecular fragments into fully elaborated, drug-like structures that precisely fit each target's 3-dimensional binding site. These molecules are then assessed by Contour's state-of-the-art scoring function, which is a computer program that predicts how tightly a drug will bind to its active site, to identify the most promising and drug-like structures. Together, these functions allow us to rapidly focus on those structures with the highest potential from among hundreds of billions of possibilities for a given biologic target. We chemically synthesize, comprehensively test, and critically evaluate and modify these novel structures until we identify product candidates with demonstrable first-or best-in-class potential. Our scientists utilize our platform and approach to develop each of our product candidates to rapidly overcome discovery obstacles. We have achieved animal proof-of-concept, which is the demonstration of activity in an animal, for each of our programs in less than 18 months from the initiation of a program.

Our Most Advanced Product Candidates

        The following table summarizes key information about our most advanced product candidates.

PRODUCT CANDIDATE	INDICATION (TARGET)	WORLDWIDE COMMERCIAL RIGHTS	STAGE OF CLINICAL DEVELOPMENT AND ANTICIPATED MILESTONES
VTP-34072	Type 2 Diabetes and metabolic syndrome	BI	• Phase 2 clinical trial initiated in July 2014
	(11b HSD1)		• Results expected in first half of 2015

VTP-37948	Alzheimer's Disease (BACE)	BI	• Phase 1 clinical trial initiated in first half of 2014
• Phase 1 clinical biomarker trial initiated in first half of 2014
• Results for both trials expected in second half of 2014

VTP-43742	Psoriasis, Multiple Sclerosis, other autoimmune diseases (RORgt)	Vitae	• Phase 1 clinical trial expected to begin in first half of 2015 • Phase 1 proof-of-concept results expected by end of 2015

VTP-38443	Acute Coronary Syndrome (LXRb)	Vitae	• Phase 1 clinical trial expected to begin in first half of 2016

VTP-38543	Atopic Dermatitis (LXRb)	Vitae	• Phase 1 clinical safety and pharmacokinetics trial initiation and results expected in second half of 2015

VTP-34072

        VTP-34072 is being developed for type 2 diabetes. We expect VTP-34072 to be differentiated from other oral anti-diabetic agents because, based on its mechanism of action and our preclinical data, it lowers glucose and also has a positive impact on multiple cardiovascular and metabolic risk factors associated with metabolic syndrome. Patients with metabolic syndrome, which afflicts approximately 85% of type 2 diabetics, are characterized by being overweight and having elevated glucose, blood pressure, cholesterol and triglycerides, while having decreased levels of high-density lipoprotein, or HDL, cholesterol, HDL-C or "good cholesterol." Cortisol plays a key role in the pathogenesis, or disease mechanism, of metabolic syndrome. VTP-34072 is designed to inhibit 11b hydroxysteroid dehydrogenase type 1, or 11b HSD1, the enzyme responsible for production of cortisol in tissues where active glucose metabolism takes place, including the liver and adipose, or fat, tissue. VTP-34072 is partnered with BI. In Phase 1 clinical trials in 142 patients, VTP-34072 was well tolerated and demonstrated highly potent and selective inhibition of 11b HSD1 in adipose tissue, and had a pharmacokinetic profile which we believe is consistent with once-a-day dosing in humans. VTP-34072 commenced a Phase 2 clinical trial involving 126 type 2 diabetic patients in July 2014 and is expected to report data in the first half of 2015. We received a milestone payment of $6.0 million in the third quarter of 2014 from BI as a result of the first patient having been dosed in this trial.

VTP-37948

        VTP-37948 is being developed for treatment of Alzheimer's. Alzheimer's is characterized by the accumulation of extracellular protein deposits in the brain that are called amyloid plaques. The accumulation of these plaques is believed to directly damage neurons and to trigger additional responses that further contribute to the disease. Amyloid production begins with an enzyme in the brain known as b-Site Amyloid Precursor Protein Cleaving Enzyme 1, or BACE. There are significant genetic data that implicate BACE as playing a direct role in the disease process itself. We discovered and are developing VTP-37948, a BACE inhibitor, in collaboration with BI. In preclinical studies, VTP-37948 demonstrated highly potent and selective inhibition of BACE in the brain, with up to 95% lowering of brain amyloid beta levels. VTP-37948 is currently in two Phase 1 clinical trials involving a total of 68 healthy volunteers. The first trial includes endpoints of safety, tolerability and pharmacokinetics. The second study looks at the effects of VTP-37948 on a key biomarker of activity, amyloid beta concentration in the cerebrospinal fluid, or CSF. Results from both of these studies are expected in the second half of 2014.

VTP-43742

        We are developing VTP-43742 for autoimmune disorders. Autoimmune disorders include commonly known diseases such as psoriasis, multiple sclerosis, or MS, and rheumatoid arthritis, or RA, as well as rarer conditions such as Behcet's disease, an inflammatory disease of blood vessels, and autoimmune uveitis, an inflammatory disease of the eye. Increased activity of a class of lymphocytes, which are a type of white blood cells called Th17 cells, is a critical part of the pathophysiology of many human autoimmune disorders. RAR-Related Orphan Receptor gamma-t, or RORgt, is a protein that is essential for the formation and function of Th17 cells. Preclinical studies in animal models have demonstrated that inhibition of RORgt activity is beneficial for the treatment of multiple autoimmune disorders. In preclinical studies, VTP-43742 has been shown to inhibit the secretion of Interleukin 17, or IL-17, and other inflammatory proteins from Th17 cells, and has been demonstrated to be therapeutically beneficial in an animal model of MS. These studies also show that VTP-43742 is well absorbed after oral administration in multiple animal species and has a long half-life in plasma, which we believe is consistent with once-a-day dosing in humans. We plan to file an Investigational New Drug application, or IND, with the U.S. Food and Drug Administration, or FDA, for VTP-43742 in the first half of 2015, with Phase 1 clinical trials commencing thereafter. We expect to have Phase 1 proof-of-concept data demonstrating clinical efficacy by the end of 2015.

VTP-38443

        We are developing VTP-38443 for acute coronary syndrome, or ACS. Liver X receptors, or LXRs, which include, LXRa and LXRb, stimulate the production of proteins to transport cholesterol out of cells and inhibit the production of inflammatory proteins. Several studies have demonstrated that LXR agonists promote reverse cholesterol transport, or RCT, in vivo in mice and prevent the development of atherosclerosis. VTP-38443, an orally active LXRb selective agonist, works by augmenting RCT, helping remove cholesterol from the plaque in vessel walls and by inhibiting the production of pro-inflammatory proteins around the plaque. Both of these mechanisms make the plaque less inflamed and more stable, which we believe lowers the risk of plaque rupture and blood clot formation that may lead to a heart attack, and could make VTP-38443 a potential complement to current therapies for ACS. In preclinical studies, VTP-38443 decreased cholesteryl ester formation in plaques by more than 90% and lowered the plaque's inflammatory state. We anticipate completing the necessary preclinical studies and filing an IND for VTP-38443 in the first half of 2016, with Phase 1 clinical trials commencing thereafter.

VTP-38543

        We are developing VTP-38543 topically for atopic dermatitis, also known as eczema. Atopic dermatitis is characterized by a loss of barrier function of the skin and skin inflammation. Similar to VTP-38443,

VTP-38543 transports lipids out of cells and decreases inflammation, in this case in damaged skin tissue. VTP-38543, an LXRb selective agonist, has been shown in preclinical studies to stimulate mature skin cells to synthesize and secrete lipids to improve its barrier function, while also decreasing skin inflammation. In an animal model of skin inflammation, VTP-38543 has demonstrated equal or superior efficacy versus a high potency topical corticosteroid, the current standard of care. We anticipate completing the necessary preclinical studies and filing an IND for VTP-38543, with initiation and results of Phase 1 clinical safety and pharmacokinetics trials expected in the second half of 2015.

        In addition to our existing product candidates, our team of scientists is currently utilizing Contour in our new discovery program in immuno-oncology for stimulating the immune system to attack the cancer cells.

Our Collaborations

        We currently have two collaborations with BI relating to VTP-34072 for the treatment of type 2 diabetes and VTP-37948 for the treatment of Alzheimer's.

11b HSD1 (VTP-34072)

        We entered into a research collaboration and license agreement with BI under which the companies agreed to combine their respective 11b HSD1 drug discovery programs and to give BI the exclusive right to identify, develop and commercialize compounds for treating patients with type 2 diabetes, which is sometimes called adult onset or non-insulin dependent diabetes, and certain related metabolic disease conditions, such as dyslipidemia, obesity and hypertension. As of June 30, 2014, we had received $74.2 million from BI related to the 11b HSD1 agreement, including a $15 million equity investment, $22.2 million in upfront license fees and research funding and $37 million in success-based development milestone payments. We received a $6.0 million milestone payment in the third quarter of 2014 from BI as a result of the first patient having been dosed in the Phase 2 clinical trial which commenced in July 2014. In addition, we are eligible to receive up to $272.0 million in additional milestone payments based on the first product to achieve certain pre-specified events, including up to $147.0 million in development and regulatory milestone payments and up to $125.0 million in commercialization milestone payments, as well as additional milestone payments for certain other products that achieve them. We are also eligible to receive tiered royalty payments from BI, ranging from the upper single digits up to the low double digits percentages, based on the net sales of potential future products. We have the option to participate in funding the Phase 3 clinical trials in exchange for increased royalties.

BACE (VTP-37948)

        We entered into a second research collaboration and license agreement with BI which allows them to exclusively identify, develop and commercialize BACE inhibitors for the treatment of certain indications, including Alzheimer's. As of June 30, 2014, we had received $78.2 million from BI related to BACE, including a $15 million equity investment, $34.2 in upfront fees and research funding and $29 million in success-based development milestone payments. In addition, we are eligible to receive up to $326.0 million in additional milestone payments based on the first product to achieve certain pre-specified events, including up to $176.0 million in development and regulatory milestone payments and up to $150.0 million in commercialization milestone payments, as well as additional milestone payments for certain other products that achieve them. We are also eligible to receive tiered royalty payments from BI, ranging from the upper single digits up to the low double digits percentages, based on the net sales of potential future products. We have the option to participate in funding the Phase 3 clinical trials in exchange for increased royalties.

Our Strategy

        Our goal is to leverage our structure-based drug discovery platform to deliver first- or best-in-class small molecule compounds to patients in disease indications that represent large market opportunities where there are significant unmet medical needs.

        The key elements of our business strategy are to:

  •
  advance our growing portfolio of product candidates;
  •
  establish late stage development and commercialization capabilities for certain of our product candidates in the United States and potential other markets;
  •
  selectively collaborate with large biotechnology and pharmaceutical companies to maximize the value of our product candidates;
  •
  leverage Contour, our proprietary structure-based drug discovery platform, to rapidly discover novel small molecule product candidates for additional validated, difficult-to-drug targets; and
  •
  continue investing in technology, people and intellectual property.

Intellectual Property

        Each of our most advanced product candidates is the subject of patents and patent applications for composition of matter and methods of treatment in major markets worldwide. These patents and patent applications, if granted, are expected to provide us with intellectual property protection for all of our current product candidates until 2030 and beyond. We intend to continue to expand our intellectual property protections by seeking and maintaining domestic and international patents on inventions that are commercially important to our business. We will also rely on know-how and continuing technological innovation to develop and maintain our proprietary position.

Financial Overview

        Our revenue to date has been generated primarily through our collaborations. We have not generated any commercial product revenue. As of June 30, 2014, we had $18.1 million of cash, cash equivalents and marketable securities and an accumulated deficit of $120.9 million. In addition, we received $6.0 million from BI in the third quarter of 2014 as a result of the satisfaction of a development milestone under our 11b HSD1 agreement. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our current and future product candidates from discovery through preclinical development and clinical trials, and to eventually seek regulatory approval and pursue commercialization.

Risks Associated with Our Business

        Our ability to implement our business strategy is subject to numerous risks and uncertainties. As a clinical stage biopharmaceutical company, we face many risks inherent in our business and our industry generally. You should carefully consider all of the information set forth in this prospectus and, in particular, the information under the heading "Risk Factors" in this prospectus prior to making an investment in our common stock. These risks include, among others, the following:

  •
  We have incurred substantial operating expenses in every year since our inception and anticipate that we will continue to incur substantial operating expenses for the foreseeable future. We may never achieve profitability from product sales.
  •
  We currently have no source of product sales revenue.
  •
  We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.
  •
  We may not successfully identify, develop, commercialize or market potential product candidates.

  •
  If we or our partners do not obtain regulatory approval for our current and future product candidates, our business will be adversely affected.
  •
  We are dependent on BI for the successful development and commercialization of two of our most advanced product candidates, VTP-34072 and VTP-37948. If BI does not devote sufficient resources to the development of these candidates, is unsuccessful in its efforts, or chooses to terminate any of its agreements with us, our business will be materially harmed.
  •
  We and BI rely on third parties to conduct preclinical studies and clinical trials for our product candidates, and if they do not properly and successfully perform their obligations to us, we may not be able to obtain regulatory approvals for our product candidates.
  •
  If we are unable to obtain or protect intellectual property rights related to our product candidates, we may not be able to compete effectively.
  •
  If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize our product candidates.

Corporate Information

        We were incorporated in Delaware in May 2001. Our principal executive offices are located at 502 West Office Center Drive, Fort Washington, Pennsylvania 19034 and our telephone number is (215) 461-2000. Our website address is www.vitaepharma.com. The inclusion of our website address in this prospectus is, in each case, intended to be an inactive textual reference only and not an active hyperlink to our website. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Emerging Growth Company Status

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including, but not limited to: presenting only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure in this prospectus; not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; having reduced disclosure obligations regarding executive compensation in our periodic reports and proxy or information statements; being exempt from the requirements to hold a non-binding advisory vote on executive compensation or seek stockholder approval of any golden parachute payments not previously approved; and not being required to adopt certain accounting standards until those standards would otherwise apply to private companies. As an "emerging growth company" under the JOBS Act, we are permitted to delay the adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. However, we are electing not to take advantage of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable.

        Although we are still evaluating our options under the JOBS Act, we may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an "emerging growth company" and thus the level of information we provide may be different than that of other public companies. If we do take advantage of any of these exemptions, some investors may find our securities less attractive, which could result in a less active trading market for our common stock, and our stock price may be more volatile.

        We could remain an "emerging growth company" until the earliest to occur of:

  •
  the last day of the fiscal year following the fifth anniversary of this offering;
  •
  the last day of the first fiscal year in which our annual gross revenues exceed $1 billion;
  •
  the last day of the fiscal year in which we are deemed to be a "large accelerated filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700 million as of the last business day of the second fiscal quarter of such fiscal year; or
  •
  the date on which we have issued more than $1 billion in non-convertible debt securities during the preceding three-year period.

 The Offering

Common stock offered by us	5,000,000 shares
Common stock to be outstanding after this offering	15,496,387 shares
Underwriters' option	The underwriters have an option for a period of 30 days to purchase up to 750,000 additional shares of our common stock.
Use of proceeds

We intend to use the net proceeds of this offering, together with our existing cash reserves to advance our development of VTP-43742, VTP-38443 and VTP-38543, to fund our continued discovery efforts to identify additional drug candidates for new therapeutic molecular targets, including our immuno-oncology program, and for working capital, debt maintenance and general corporate purposes. See "Use of Proceeds" in this prospectus for a more complete description of the intended use of proceeds from this offering.

Risk factors	You should read the "Risk Factors" section of this prospectus beginning on page 12 for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.
Proposed NASDAQ Global Market trading symbol	VTAE

        The shares of common stock to be outstanding after this offering is based on shares of common stock outstanding as of June 30, 2014, after giving effect to the conversion of all of our outstanding shares of preferred stock into 9,491,680 shares of our common stock and the issuance of 391,304 shares of our common stock in connection with the vesting and settlement of an outstanding restricted stock unit, or RSU, award and excludes:

  •
  45,468 shares issuable upon the exercise of warrants outstanding as of June 30, 2014, at a weighted-average exercise price of $27.37 per share;
  •
  1,532,603 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2014, with a weighted-average exercise price of $4.43 per share, of which 4,696 shares have been issued upon the exercise of options subsequent to June 30, 2014;
  •
  46,552 shares of common stock reserved for future grants under our 2013 Stock Plan, 2004 Stock Plan and 2001 Stock Plan as of June 30, 2014;
  •
  1,782,500 shares of common stock reserved for future grants under our 2014 Equity Incentive Plan, which became effective in July 2014 (subject to automatic annual adjustment in accordance with the terms of the plan), but with respect to which no awards will be granted prior to the completion of this offering; and
  •
  250,000 shares reserved for future issuance under our 2014 Employee Stock Purchase Plan, which becomes effective on the effective date of the registration statement of which this prospectus is a part, subject to automatic annual adjustment in accordance with the terms of the plan.

        Unless otherwise noted, the information in this prospectus assumes:

  •
  that our restated certificate of incorporation, which we will file in connection with the completion of this offering, is in effect;
  •
  no exercise by the underwriters of their option to purchase up to 750,000 additional shares of common stock from us;

  •
  the conversion of all outstanding shares of our convertible preferred stock into 9,491,680 shares of our common stock, which is expected to occur immediately prior to consummation of this offering, either through satisfaction of the conditions for automatic conversion, based on the aggregate proceeds of this offering, or with the consent of the required preferred stockholders, which we refer to as the automatic preferred stock conversion; and
  •
  a 1-for-23 reverse split of our common stock effected September 8, 2014.

        Certain of our existing stockholders or their affiliates have indicated an interest in purchasing an aggregate of up to $11.0 million of common stock in this offering at the initial public offering price, of which approximately $10.4 million of our common stock would be purchased by entities or individuals affiliated with Prospect Venture Partners, New Enterprise Associates, Venrock Associates and Atlas Ventures, each of whom is one of our principal stockholders. Assuming an initial public offering price of $12.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, these stockholders would purchase an aggregate of up to approximately 916,667 of the 5,000,000 shares in this offering based on these indications of interest, of which approximately 863,409 shares would be purchased by entities or individuals affiliated with Prospect Venture Partners, New Enterprise Associates, Venrock Associates and Atlas Ventures, each of whom is one of our principal stockholders. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these existing principal stockholders and any of these existing principal stockholders could determine to purchase more, less or no shares in this offering.

 SUMMARY FINANCIAL DATA

        The following table summarizes our historical financial data as of the dates indicated and for the periods then ended. We have derived the following statement of operations data for the years ended December 31, 2013 and 2012 from our audited financial statements included elsewhere in this prospectus. We have derived the following statement of operations data for the six months ended June 30, 2014 and 2013 and balance sheet data as of June 30, 2014 from our unaudited financial statements included elsewhere in this prospectus. Our unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments and accruals, necessary for a fair statement of the information for the interim periods. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim period results are not necessarily indicative of results to be expected for a full year or any other interim period. The summary of our financial data set forth below should be read together with our financial statements and the related notes to those statements, and the information under "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Year Ended December 31,		Six Months Ended June 30,
	2013	2012	2014	2013
	(in thousands, except share and per share data)		(unaudited, in thousands, except share and per share data)
Statement of operations data:
Collaborative revenues	$22,513	$22,348	$2,329	$1,962
Operating expenses:
Research and development	14,917	15,927	9,425	7,584
General and administrative	5,406	4,915	2,629	2,680

Total operating expenses	20,323	20,842	12,054	10,264

Operating income (loss)	2,190	1,506	(9,725)	(8,302)
Other (expenses) income:
Other income	327	243	218	304
Interest income	70	101	29	43
Interest expense	(1,425)	(1,627)	(541)	(768)

Total other (expenses) income	(1,028)	(1,283)	(294)	(421)
Net income (loss) before income taxes	1,162	223	(10,019)	(8,723)

Net income (loss)	$1,162	$223	$(10,019)	$(8,723)

Per share information:
Net income (loss) per share of common stock, basic and diluted(1)	$0.00	$0.00	$(16.74)	$(15.81)

Basic and diluted weighted average shares outstanding(1)	563,136	542,320	598,567	551,910

Pro forma net income (loss) per share of common stock:(1)
Basic	$0.12		$(0.96)
Diluted	$0.11		$(0.96)
Pro forma weighted average shares outstanding(1):
Basic	10,098,770		10,481,551
Diluted	10,673,691		10,481,551

(1)
See Note 2 to our financial statements for an explanation of the method used to calculate net income (loss) per share of common stock, basic and diluted, pro forma net income (loss) per share of common stock, basic and diluted, and the basic and diluted pro forma weighted average shares outstanding used to calculate the pro forma per share amounts.

        The following table presents our summary balance sheet data:

  •
  on an actual basis as of June 30, 2014;
  •
  on a pro forma basis to give effect to the automatic preferred stock conversion, which will occur automatically upon the closing of this offering, and the issuance of 391,304 shares of our common stock in connection with the vesting and settlement of an outstanding RSU award and the related stock-based compensation expense associated with this award; and
  •
  on a pro forma as adjusted basis to give further effect to our sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The pro forma as adjusted information presented in the summary balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $12.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease each of cash, total assets and total stockholders' equity on a pro forma as adjusted basis by approximately $4,650,000, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase or decrease of 1.0 million shares offered by us at the assumed initial public offering price would increase or decrease each of cash and cash equivalents, total assets and total stockholders' equity on a pro forma as adjusted basis by approximately $11,160,000.

	As of June 30, 2014
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited, in thousands)
Balance sheet data:
Cash, cash equivalents, and marketable securities	$18,141	$18,141	$71,141
Working capital	10,031	10,031	63,031
Total assets	20,562	20,562	73,562
Notes payable, including current portion	7,505	7,505	7,505
Convertible preferred stock	125,870	—	—
Accumulated deficit	(120,896)	(122,336)	(122,336)
Total stockholders' (deficit) equity	(116,763)	9,106	62,106

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the following risks actually occurs, our business, prospects, operating results and financial condition could suffer materially, the trading price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks Related to Our Financial Position and Capital Needs

We have incurred substantial operating expenses in every year since our inception and anticipate that we will continue to incur substantial operating expenses for the foreseeable future. We may never achieve profitability from product sales.

        We are a clinical stage biotechnology company with no product sales to date. Investment in biotechnology product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. We have no products approved for commercial sale and have not generated any revenue from product sales to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. As a result, we have incurred substantial operating expenses in every period since our inception in 2001. With the exception of collaboration revenues from product candidates that we partnered, we have no revenues. For the year ended December 31, 2013 and the six months ended June 30, 2014, we had operating expenses of $20.3 million and $12.1 million, respectively. As of June 30, 2014, we had an accumulated deficit of $120.9 million. Our operating expenses have resulted principally from costs incurred in our discovery, research and development activities.

        We anticipate that our expenses will increase in the future as we expand our development, manufacturing and commercialization activities, continue our discovery and research activities, and seek regulatory approval for our product candidates. If we do not receive the anticipated milestone or royalty payments under our current agreements with Boehringer Ingelheim GmbH, or BI, or if we do not enter into partnerships for other product candidates on acceptable terms, we may incur substantial operating losses over the next several years as we execute our plan to expand our development and commercialization activities and continue our discovery and research activities. There can be no assurance that we will enter into a new collaboration or receive milestone payments or royalties and, therefore, no assurance our operating expenses and net losses will not increase prohibitively in the future.

        To become and remain profitable, we or our partners must succeed in developing our product candidates, obtaining regulatory approval for them, and manufacturing, marketing and selling those products for which we or our partners may obtain regulatory approval. We or they may not succeed in these activities, and we may never generate revenue from product sales. Even if we are profitable in the future, we may not be able to sustain profitability in subsequent periods. Our failure to become and remain profitable would depress our market value and could impair our ability to raise capital, expand our business, discover or develop other product candidates or continue our operations. A decline in the value of our company could cause you to lose all or part of your investment.

We currently have no source of product sales revenue.

        To date, we have not generated any revenues from commercial sales of our product candidates. Our ability to generate product revenue depends upon our ability, alone or with our partners, to successfully commercialize products, including any of our current product candidates or other product candidates that we may develop, in-license or acquire in the future. We do not anticipate generating revenue from the sale of products for the foreseeable future. Our ability to generate future product revenue from our current or future product candidates also depends on a number of additional factors, including our or our partners' ability to:

  •
  successfully complete research and clinical development of current and future product candidates;
  •
  establish and maintain supply and manufacturing relationships with third parties, and ensure adequate and legally compliant manufacturing of bulk drug substances and drug products to maintain that supply;
  •
  obtain marketing approval from relevant regulatory authorities in jurisdictions where we or our partners intend to market our product candidates;
  •
  launch and commercialize future product candidates for which we or our partners obtain marketing approval, if any, and if launched independently, successfully establish a sales force, marketing and distribution infrastructure;
  •
  obtain coverage and adequate product reimbursement from third-party payors, including government payors;
  •
  achieve market acceptance for our or our partners' products, if any;
  •
  establish, maintain and protect our intellectual property rights; and
  •
  attract, hire and retain qualified personnel.

        In addition, because of the numerous risks and uncertainties associated with biotechnology product development, including that our product candidates may not advance through development or achieve the endpoints of applicable clinical trials, we are unable to predict the timing or amount of any potential future product sales revenues. In addition, our expenses could increase beyond expectations if we decide to or are required by the U.S. Food and Drug Administration, or FDA, or foreign regulatory authorities to perform studies or trials in addition to those that we currently anticipate. Even if we complete the development and regulatory processes described above, we anticipate incurring significant costs associated with launching and commercializing these products.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

        As of June 30, 2014, our cash, cash equivalents and marketable securities were approximately $18.1 million. We believe that we will continue to expend substantial resources for the foreseeable future as we continue to develop VTP-43742, VTP-38443, VTP-38543 and any future product candidates. These expenditures will include costs associated with research and development, potentially acquiring new technologies, conducting preclinical studies and clinical trials, seeking regulatory approvals and manufacturing products, as well as marketing and selling products approved for sale, if any. In addition, other unanticipated costs may arise. Because the outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates.

        BI pays all of the development, manufacturing and commercialization costs and certain patent costs in connection with the activities carried out under our VTP-34072 and VTP-37948 collaborations. Other than those costs, our future capital requirements depend on many factors, some of which may be beyond our control, including:

  •
  the scope, progress, results and costs of researching and developing our other product candidates, and conducting preclinical studies and clinical trials;
  •
  the timing of, and the costs involved in, obtaining regulatory approvals for our other product candidates if clinical trials are successful;
  •
  the timing, receipt, and amount of milestone payments on VTP-34072 and VTP-37948;

  •
  the cost of commercialization activities for our other product candidates, if any of these product candidates is approved for sale, including marketing, sales and distribution costs;
  •
  if VTP-34072 and VTP-37948 receive regulatory approval, the timing, amount of sales and royalties thereon of each;
  •
  the cost of manufacturing our other product candidates for clinical trials in preparation for regulatory approval and commercialization;
  •
  our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;
  •
  the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation; and
  •
  the timing, receipt, and amount of sales of, or royalties on, other future product candidates, if any.

        Based on our current operating plan, we believe that the net proceeds we receive from this offering, together with a $6.0 million milestone payment received in third quarter of 2014 from BI and our existing cash, cash equivalents and marketable securities will be sufficient to fund our projected operating requirements through the first half of 2016. We do not currently anticipate receiving any additional milestone payments from BI prior to the first half of 2016. However, our operating plan may change as a result of many factors currently unknown to us, and we may need additional funds sooner than planned. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other development activities for one or more of our product candidates or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates on unfavorable terms to us.

        We may seek additional capital through a variety of means, including through private and public equity offerings, debt financings and strategic partnerships. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through strategic partnerships with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts for VTP-43742, VTP-38443, VTP-38543 or other future product candidates or grant rights to develop and market our product candidates that we would otherwise prefer to develop and market ourselves.

The terms of our secured debt facility require us to meet certain operating covenants and place restrictions on our operating and financial flexibility. If we raise additional capital through debt financing, the terms of any new debt could further restrict our ability to operate our business.

        We have a $15 million loan and security agreement with Oxford Finance LLC and Silicon Valley Bank that is secured by a lien covering all of our assets, other than our intellectual property. As of December 31, 2013 and June 30, 2014, the outstanding principal balance of the loan was approximately $10.4 million and $7.7 million, respectively. The loan agreement contains customary affirmative and negative covenants and events of default. Affirmative covenants include, among others, covenants requiring us to maintain our legal existence and governmental approvals, deliver certain financial reports and maintain insurance coverage. Negative covenants include, among others, restrictions on transferring any part of our business or property, changing our business, including changing the composition of our executive team or board of directors, incurring additional indebtedness, engaging in mergers or acquisitions, paying dividends or making other distributions, making investments and creating other liens on our assets and other financial covenants, in each case subject to customary exceptions. If we default under the terms of the loan agreement, including failure to satisfy our operating covenants, the lender may accelerate all of our repayment obligations and take control of our pledged assets, potentially requiring us to renegotiate our agreement on terms less favorable to us or to immediately cease operations. Further, if we are liquidated, the lender's right to repayment would be senior to the rights of the holders of our common stock. The lender could declare a default upon the occurrence of any event that they interpret as a material adverse change as defined under the loan agreement. Any declaration by the lender of an event of default could significantly harm our business and prospects and could cause the price of our common stock to decline. If we raise any additional debt financing, the terms of such additional debt could further restrict our operating and financial flexibility.

Our ability to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments may be limited by provisions of the Internal Revenue Code, and may be subject to further limitation as a result of the transactions contemplated by this offering.

        Under Section 382 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an "ownership change" (generally defined as a greater than 50% change (by value) in its equity ownership over a three year period), the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. We believe that, as a result of this offering, our preferred stock financings and other transactions, we have experienced, or may upon completion of this offering experience, an "ownership change." We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As of December 31, 2013, we had federal and state net operating loss carryforwards of approximately $66.4 million and $61.6 million, respectively, and federal research and development credits of approximately $5.1 million, which could be limited if we experience an "ownership change." Any such limitations would generally be equal to our equity value at the time of the ownership change multiplied by a risk-free rate of return published monthly by the IRS, which may result in greater tax liabilities than we would incur in the absence of such limitation. Such an increased liability could adversely affect our business, results of operations, financial condition and cash flow.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

        As has been widely reported, global credit and financial markets have been experiencing extreme disruptions over the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be compromised by economic downturns, a volatile business environment and unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary equity or debt financing more difficult to secure, more costly or more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could harm our growth strategy, financial performance and stock price and could require us to delay or abandon plans with respect to our business, including clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers or other third parties with which we conduct business may not survive difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.

Risks Related to the Clinical Development and Regulatory Approval of Our Product Candidates

If we or our partners do not obtain regulatory approval for our current and future product candidates, our business will be adversely affected.

        Our product candidates are and will be subject to extensive governmental regulations relating to, among other things, development, clinical trials, manufacturing and commercialization. In order to obtain regulatory approval for the commercial sale of any product candidates, we or our partners must demonstrate through extensive preclinical studies and clinical trials that the product candidate is safe and effective for use in each target indication. Clinical testing is expensive, time-consuming and uncertain as to outcome. We or our partners may gain regulatory approval for VTP-34072, VTP-37948, VTP-43742, VTP-38443, VTP-38543, or other future product candidates in some but not all of the territories available or some but not all of the target indications, resulting in limited commercial opportunity for the approved product candidates, or we or they may never obtain regulatory approval for these product candidates.

Delays in the commencement, enrollment or completion of clinical trials of our product candidates could result in increased costs to us as well as a delay or failure in obtaining regulatory approval, or prevent us from commercializing our product candidates on a timely basis, or at all.

        We cannot guarantee that clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely commencement, enrollment or completion of clinical development include:

  •
  delays by us or our partners in reaching a consensus with regulatory agencies on trial design;
  •
  delays in reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and clinical trial sites;
  •
  delays in obtaining required Institutional Review Board, or IRB, approval at each clinical trial site;
  •
  delays in recruiting suitable patients to participate in clinical trials;
  •
  imposition of a clinical hold by regulatory agencies for any reason, including safety concerns or after an inspection of clinical operations or trial sites;
  •
  failure by CROs, other third parties or us or our partners to adhere to clinical trial requirements;
  •
  failure to perform in accordance with the FDA's good clinical practices, or GCP, or applicable regulatory guidelines in other countries;
  •
  delays in the testing, validation, manufacturing and delivery of the product candidates to the clinical sites;
  •
  delays caused by patients not completing participation in a trial or not returning for post-treatment follow-up;
  •
  clinical trial sites or patients dropping out of a trial;
  •
  occurrence of serious adverse events in clinical trials that are associated with the product candidates that are viewed to outweigh its potential benefits; or
  •
  changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

        Delays, including delays caused by the above factors, can be costly and could negatively affect our or our partners' ability to complete a clinical trial. If we or our partners are not able to successfully complete clinical trials, we will not be able to continue development, obtain regulatory approval or commercialize our product candidates. We currently do not hold any active investigational new drug, or IND, applications or clinical trial authorizations and are reliant at this time entirely upon BI for conduct of clinical trials for our two partnered product candidates.

Clinical failure may occur at any stage of clinical development, and because our product candidates are in an early stage of development, there is a high risk of failure, and we may never succeed in developing marketable products or generating product revenue.

        Our early encouraging preclinical results for VTP-43742, VTP-38443 or VTP-38543, and clinical results for VTP-34072 and VTP-37948 are not necessarily predictive of the results of our ongoing or future clinical trials. Promising results in preclinical studies of a drug candidate may not be predictive of similar results in humans during clinical trials, and successful results from early clinical trials of a drug candidate may not be replicated in later and larger clinical trials or in clinical trials for different indications. If the results of our or our partners' ongoing or future clinical trials are inconclusive with respect to the efficacy of our product candidates or if we or they do not meet the clinical endpoints with statistical significance or if there are safety concerns or adverse events associated with our product candidates, we or our partner may be prevented or delayed in obtaining marketing approval for our product candidates. In addition, if our competitor's clinical trials in similar indications are not successful, we may need to conduct additional or cost prohibitive clinical studies to overcome the presumptions resulting from these unsuccessful trials. For instance, in 2012, we halted our plans for a large Phase 2 clinical trial for a former product candidate, VTP-27999, which was being developed for renin inhibition, a protein important for kidney function and blood pressure control, following the release of clinical data from another pharmaceutical company that would have required us to significantly increase the scope, scale and duration of clinical trial work to obtain regulatory approval. Moreover, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay or prevent regulatory approval. Alternatively, even if we or our partners obtain regulatory approval, that approval may be for indications or patient populations that are not as broad as intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings. We or our partners may also be required to perform additional or unanticipated clinical trials to obtain approval or be subject to additional post-marketing testing requirements to maintain regulatory approval. In addition, regulatory authorities may withdraw their approval of a product or impose restrictions on its distribution, such as in the form of a modified risk evaluation and mitigation strategy.

Even if we or our partners receive regulatory approval for our product candidates, such approved products will be subject to ongoing regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions, and we or our partners may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our approved products.

        Any regulatory approvals that we or our partners receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor safety and efficacy. In addition, if the FDA approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current good manufacturing practice, or cGMP, and GCP, for any clinical trials that we or our partners conduct post-approval.

        Later discovery of previously unknown problems with an approved product, including adverse events of unanticipated severity or frequency, or with manufacturing operations or processes, or failure to comply with regulatory requirements, may result in, among other things:

  •
  restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;
  •
  fines, warning letters, or holds on clinical trials;

  •
  refusal by the FDA to approve pending applications or supplements to approved applications filed by us or our partners, or suspension or revocation of product license approvals;
  •
  product seizure or detention, or refusal to permit the import or export of products; and
  •
  injunctions or the imposition of civil or criminal penalties.

        The FDA's policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we or our partners are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or not able to maintain regulatory compliance, we or our partners may lose any marketing approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business.

If we or our partners fail to obtain regulatory approval in jurisdictions outside the United States, we and they will not be able to market our products in those jurisdictions.

        We and our partners intend to market our product candidates, if approved, in international markets, alone or in conjunction with others. Such marketing will require separate regulatory approvals in each market and compliance with numerous and varying regulatory requirements. The approval procedures vary from country-to-country and may require additional testing. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval. In addition, in many countries outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that country. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We or our partners may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market.

Risks Related to Our Reliance on Third Parties

We are dependent on BI for the successful development and commercialization of two of our most advanced product candidates, VTP-34072 and VTP-37948. If BI does not devote sufficient resources to the development of these candidates, is unsuccessful in its efforts, or chooses to terminate any of its agreements with us, our business will be materially harmed.

        We have entered into collaboration agreements with BI pursuant to which BI has the responsibility to develop and commercialize VTP-34072 and VTP-37948. Pursuant to these collaboration agreements, BI is responsible for all clinical and other product development, regulatory, manufacturing and commercialization activities and cost for VTP-34072 and VTP-37948.

        BI is obligated to use commercially reasonable efforts to develop and commercialize VTP-34072 and VTP-37948. Under our collaboration agreements, once BI takes over development activities of a product candidate, it may determine the development plan and activities for that product candidate. We may disagree with BI about the development strategy it employs, but we will have no rights to impose our development strategy on BI. In addition, BI may determine that it is commercially reasonable to develop and commercialize only VTP-34072 or VTP-37948 and discontinue the development or commercialization of the other product candidate, or BI may determine that it is not commercially reasonable to continue development of one or both of VTP-34072 and VTP-37948. In the event of any such decision, we may be unable to progress the discontinued candidate or candidates ourselves. Similarly, BI may decide to seek regulatory approval for, and limit commercialization of, either or both of VTP-34072 and VTP-37948 to narrower indications than we would pursue. We would be prevented from developing or commercializing a candidate in an indication covered by the collaboration agreements that BI has chosen not to pursue.

        Our collaborations with BI may not be scientifically or commercially successful due to a number of important factors, including the following:

  •
  BI has wide discretion in determining the efforts and resources that it will apply to its collaborations with us. The timing and amount of any development milestone payments, and downstream commercial milestone payments and royalties that we may receive under such partnership will depend on, among other things, the efforts, allocation of resources and successful development and commercialization of these product candidates by BI.
  •
  BI may terminate either or both of its collaborations with us without cause and for circumstances outside of our control, which could make it difficult for us to attract new strategic partners or adversely affect how we are perceived in scientific and financial communities.
  •
  BI may develop or commercialize our product candidates in such a way as to elicit litigation that could jeopardize or invalidate our intellectual property rights or expose us to potential liability.
  •
  BI may not comply with all applicable regulatory requirements, or fail to report safety data in accordance with all applicable regulatory requirements.
  •
  If BI were to breach its arrangements with us, we may need to enforce our right to terminate the applicable agreement in legal proceedings, which could be costly and cause delay in our ability to receive rights back to the relevant product candidates. If we were to terminate an agreement with BI due to BI's breach or BI terminated the agreement without cause, the development and commercialization of VTP-34072 and VTP-37948 could be delayed, curtailed or terminated because we may not have sufficient financial resources or capabilities to continue development and commercialization of these candidates on our own.
  •
  BI may enter into one or more transactions with third parties, including a merger, consolidation, reorganization, sale of substantial assets, sale of substantial stock or other change in control, which could divert the attention of its management and adversely affect BI's ability to retain and motivate key personnel who are important to the continued development of the programs under the strategic partnership with us. In addition, the third-party to any such transaction could determine to reprioritize BI's development programs such that BI ceases to diligently pursue the development of our programs or cause the respective collaboration with us to terminate.

We and BI rely on third parties to conduct preclinical studies and clinical trials for our product candidates, and if they do not properly and successfully perform their obligations to us, we may not be able to obtain regulatory approvals for our product candidates.

        We plan to design the clinical trials for VTP-43742, VTP-38443, VTP-38543 and expect to do so for any future unpartnered product candidates, and we will continue to work with BI on trials for VTP-34072 and VTP-37948. However, we and BI rely on CROs and other third parties to assist in managing, monitoring and otherwise carrying out many of these studies and trials. We and BI compete with many other companies for the resources of these third parties. The third parties on whom we and BI rely generally may terminate their engagements at any time, and having to enter into alternative arrangements would delay development and commercialization of our product candidates.

        The FDA and foreign regulatory authorities require compliance with regulations and standards, including GCP, for designing, conducting, monitoring, recording, analyzing, and reporting the results of clinical trials to assure that the data and results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Although we and BI rely on third parties to conduct many of our and their clinical trials, we and BI are responsible for ensuring that each of these clinical trials is conducted in accordance with its general investigational plan, protocol and other requirements.

        If these third parties do not successfully carry out their duties under their agreements, if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to clinical trial protocols or to regulatory requirements, or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines, the clinical trials of our product candidates may not meet regulatory requirements. If clinical trials do not meet regulatory requirements or if these third parties need to be replaced, preclinical development activities or clinical trials may be extended, delayed, suspended or terminated. If any of these events occur, we or BI may not be able to obtain regulatory approval of our product candidates on a timely basis or at all.

We intend to rely on third-party manufacturers, including BI with respect to VTP-34072 and VTP-37948, to make our product candidates, and any failure by these manufacturers may delay or impair the ability to complete clinical trials or commercialize our product candidates.

        Manufacturing small molecule therapeutics is complicated and is tightly regulated by the FDA, the European Medicines Agency, or EMA, and comparable regulatory authorities around the world. For preclinical studies, clinical trials and commercial supply of our products that we have not partnered, we use and expect to continue to use contract manufacturing organizations. Successfully transferring complicated manufacturing techniques to contract manufacturing organizations and scaling up these techniques for commercial quantities will be time consuming and we may not be able to achieve such transfer. Moreover, the market for contract manufacturing services for product candidates is highly cyclical, with periods of relatively abundant capacity alternating with periods in which there is little available capacity. If any need we or BI have for contract manufacturing services increases during a period of industry-wide tight capacity, we or BI may not be able to access the required capacity on a timely basis or on commercially viable terms.

        In addition, we contract with fill-and-finishing providers with the appropriate expertise, facilities and scale to meet our needs. Failure to maintain cGMP can result in a contractor receiving FDA sanctions, which can impact our and BI's contractors' ability to operate or lead to delays in our clinical development programs. We have been notified by BI that it previously received a warning letter from the FDA in May 2013 concerning its manufacturing practices. In the warning letter, the FDA said it had identified significant violations of cGMP for the manufacture of active product ingredients, or APIs, and the cGMP regulations for finished pharmaceuticals. In June 2014, the FDA issued a close out letter to BI which stated that the FDA had completed an evaluation of BI's corrective actions in response to the May 2013 warning letter. While the FDA's close out letter stated that, based on its evaluation, it appeared that BI had addressed the violations contained in the May 2013 warning letter, the FDA stated that future FDA inspections and regulatory activities would further assess the adequacy and sustainability of BI's corrections of the violations. We can provide no assurances that BI will continue to comply with cGMP or that it will not receive additional warning letters or sanctions from the FDA. We believe that our and BI's current fill-and-finish contractors are operating in accordance with cGMP, but we can give no assurance that FDA or other regulatory agencies will not conclude that another lack of compliance exists. In addition, any delay in contracting for fill-and-finish services, or failure of the contract manufacturer to perform the services as needed, may delay clinical trials, registration and launches, and delay or limit our ability to receive any corresponding milestone or royalty payments. Any such issues may have a substantial negative effect on our business.

For two of our product candidates, VTP-34072 and VTP-37948, we rely on BI to produce, or contract for the production of, bulk drug substance and finished drug product for late stage clinical trials and for commercial supplies of any approved candidates. Any failure by BI or by third-parties with which BI contracts may delay or impair the ability to complete late stage clinical trials or commercialize either or both of VTP-34072 and VTP-37948, if approved.

        BI is responsible for manufacturing VTP-34072 and VTP-37948. BI currently performs the manufacture of the drug substance and will be responsible for the manufacture of the drug product for both VTP-34072 and VTP-37948. BI may in the future use contract manufacturers for the manufacture of drug substance and drug product for VTP-34072 and VTP-37948 and we have no expectation that BI plans to perform the manufacture of bulk drug substance or drug product for either VTP-34072 or VTP-37948 in the future. We have been notified by BI that it previously received a warning letter from the FDA in May

2013 concerning its manufacturing practices. In the warning letter, the FDA said it had identified significant violations of cGMP for the manufacture of active pharmaceutical ingredients, or API, which is the actual drug substance, and the cGMP regulations for finished pharmaceuticals. In June 2014, the FDA issued a close out letter to BI which stated that the FDA had completed an evaluation of BI's corrective actions in response to the May 2013 warning letter. While the FDA's close out letter stated that, based on the its evaluation, it appeared that BI had addressed the violations contained in the May 2013 warning letter, the FDA stated that future FDA inspections and regulatory activities would further assess the adequacy and sustainability of BI's corrections of the violations. We can provide no assurances that BI will continue to comply with cGMP or that it will not receive additional warning letters or sanctions from the FDA. We believe that our and BI's current fill-and-finish contractors are operating in accordance with cGMP, but we can give no assurance that FDA or other regulatory agencies will not conclude that another lack of compliance exists. If BI is unable to manufacture or unable to contract at the appropriate time with a manufacturer willing and able to manufacture sufficient quantities of VTP-34072 and VTP-37948 to meet their clinical trial needs and ultimately commercial demand, either for technical or business reasons, the development and commercialization of VTP-34072 and VTP-37948 may be delayed.

We may not be successful in establishing and maintaining additional strategic partnerships, which could adversely affect our ability to develop and commercialize products, negatively impacting our operating results.

        In addition to our current collaborations with BI, a part of our strategy is to strategically evaluate and, as deemed appropriate, enter into additional collaborations in the future when strategically attractive, including potentially with major biotechnology or pharmaceutical companies. We face significant competition in seeking appropriate partners for our product candidates, and the negotiation process is time-consuming and complex. In order for us to successfully partner our product candidates, potential partners must view these product candidates as economically valuable in markets they determine to be attractive in light of the terms that we are seeking and other available products for licensing by other companies. Even if we are successful in our efforts to establish new strategic partnerships, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such strategic partnerships if, for example, development or approval of a product is delayed or sales of an approved product are disappointing. Any delay in entering into new strategic partnership agreements related to our product candidates could delay the development and commercialization of our product candidates and reduce their competitiveness even if they reach the market.

        If we fail to establish and maintain additional strategic partnerships related to our product candidates, we will bear all of the risk and costs related to the development of any such product candidate, and we may need to seek additional financing, hire additional employees and otherwise develop expertise for which we have not budgeted. This could negatively affect the development of any unpartnered product candidate.

Risks Related to Our Intellectual Property

If we are unable to obtain or protect intellectual property rights related to our product candidates, we may not be able to compete effectively.

        We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our drug discovery platform and product candidates. We will only be able to protect our technologies from unauthorized use by third parties to the extent that valid and enforceable patents or trade secrets cover them. The patent position of biotechnology and pharmaceutical companies is generally uncertain because it involves complex legal and factual considerations. The standards applied by the United States Patent and Trademark Office, or USPTO, and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biotechnology patents. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates in the United States or in other countries. There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found. We may be unaware of prior art that could be used to invalidate an issued patent or prevent our pending patent applications from issuing as patents. Even if patents do successfully issue and even if such patents cover our product candidates, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed or invalidated. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property, provide exclusivity for our product candidates or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

        If patent applications we or our partners hold or have in-licensed with respect to our platform or product candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for our product, it could dissuade companies from collaborating with us. Several patent applications covering our product candidates and compounds have been filed recently. We cannot offer any assurances about which, if any, patents will issue, the breadth of any such patents or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful challenge to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any product candidate that we or our partners may develop. Since patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we and our partners cannot be certain that we were the first to file any patent application related to a product candidate. Furthermore, if third parties have filed such patent applications, an interference or derivation proceeding in the United States can be initiated by the USPTO or a third party to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. In addition, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after the earliest non-provisional filing date. Various extensions may be available; however, the life of a patent and the protection it affords is limited and all patents will eventually expire. If we encounter delays in obtaining regulatory approvals, the period of time during which we could market a product under patent protection could be reduced. Even if patents covering our product candidates are obtained, once the patent life has expired for a product, we may be open to competition from generic products.

        The patent prosecution process is expensive and time-consuming, and we and our current or future licensors, licensees or collaborators may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or license to third parties and are reliant on our licensors, licensees or collaborators. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. If our current or future licensors, licensees or collaborators fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our licensors, licensees or collaborators are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised.

        Furthermore, we may not have identified all United States and foreign patents or published applications that affect our business either by blocking our ability to commercialize our product candidates or by covering similar technologies that affect our market. In addition, some countries do not grant patent claims directed to methods of treating humans, and in these countries patent protection may not be available at all to protect our product candidates. Even if patents issue, we cannot guarantee that the claims of those patents will be valid and enforceable or provide us with any significant protection against competitive products, or otherwise be commercially valuable to us.

        We also rely on trade secrets to protect our technology, particularly where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. While we use reasonable efforts to protect our trade secrets, our licensors, employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.

        If we fail to obtain or maintain patent protection or trade secret protection for any of our product candidates that we may develop, license or acquire, third parties could use our proprietary information, which could impair our ability to compete in the market and adversely affect our ability to generate revenues and achieve profitability.

        Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner.

        The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

        Any loss of patent protection could have a material adverse impact on our business. We and our partners may be unable to prevent competitors from entering the market with a product that is similar to or the same as our products.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our and our partners' patent applications and the enforcement or defense of our issued patents.

        On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. In particular, under the Leahy-Smith Act, the United States transitioned in March 2013 to a "first to file" system in which the first inventor to file a patent application will be entitled to the patent. Third parties are allowed to submit prior art before the issuance of a patent by the USPTO, in which case a patent may become subject to post-grant proceedings including opposition, derivation, reexamination, inter-partes review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope or enforceability of, or invalidate, our patent rights, which could adversely affect our or our partners' competitive position.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

        Periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our partners fail to maintain the patents and patent applications covering our product candidates, our competitors might be able to enter the market, which would have a material adverse effect on our business.

Third-party claims of intellectual property infringement or misappropriation may prevent or delay our development and commercialization efforts.

        Our commercial success depends in part on us and our partners not infringing the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions, ex-parte review and inter partes reexamination and post grant review proceedings before the USPTO and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which we and our partners are developing and may develop our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties. If a third party claims that we infringe on their products or technology, we could face a number of issues, including:

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  infringement and other intellectual property claims which, with or without merit, can be expensive and time-consuming to litigate and can divert management's attention from our core business;
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  substantial damages for past infringement, which we may have to pay if a court decides that our product infringes on a competitor's patent;
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  a court prohibiting us from selling or licensing our product unless the patent holder licenses the patent to us, which the partner would not be required to do;
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  if a license is available from a patent holder, we may have to pay substantial royalties or grant cross licenses to our patents; and
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  redesigning our processes so they do not infringe, which may not be possible or could require substantial funds and time.

        Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates, that we failed to identify. For example, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States remain confidential until issued as patents. Except for the preceding exceptions, patent applications in the United States and elsewhere are generally published only after a waiting period of approximately 18 months after the earliest filing. Therefore, patent applications covering our platform technology or our product candidates could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our product candidates or the use or manufacture of our product candidates. We may also face a claim of misappropriation if a third party believes that we inappropriately obtained and used trade secrets of such third party. If we are found to have misappropriated a third party's trade secrets, we may be prevented from further using such trade secrets, limiting our ability to develop our product candidates, and we may be required to pay damages.

        If any third-party patents were held by a court of competent jurisdiction to cover aspects of our materials, formulations, methods of manufacture or methods for treatment, the holders of any such patents would be able to block our ability to develop and commercialize the applicable product candidate until such patent expired or unless we or our partners obtain a license. These licenses may not be available on acceptable terms, if at all. Even if we or our partners were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we or our partners could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we or our partners are unable to enter into licenses on acceptable terms. If BI is required to enter a license agreement with a third party in order to import, develop, manufacture or commercialize any BACE inhibitors, each of the royalty payments that we could receive may be reduced by up to 50%. This could harm our business significantly. In addition, during the course of any patent or other intellectual property litigation, there could be public announcements of the results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our products, programs, or intellectual property could be diminished. Accordingly, the market price of our common stock may decline.

        Parties making claims against us or our partners may obtain injunctive or other equitable relief, which could effectively block our or our partners' ability to further develop and commercialize one or more of our product candidates. Defending against claims of patent infringement or misappropriation of trade secrets could be costly and time-consuming, regardless of the outcome. Thus, even if we were to ultimately prevail, or to settle at an early stage, such litigation could burden us with substantial unanticipated costs. In addition, litigation or threatened litigation could result in significant demands on the time and attention of our management team, distracting them from the pursuit of other company business. In the event of a successful claim of infringement against us or our partners, we may have to pay substantial damages, including treble damages and attorneys' fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming, and unsuccessful. Further, our issued patents could be found invalid or unenforceable if challenged in court.

        If we or any of our partners were to initiate legal proceedings against a third party to enforce a patent directed at one of our product candidates, or one of our future product candidates, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or insufficient written description. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. Third parties may also raise similar claims before the USPTO, even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on such product candidate. Such a loss of patent protection would have a material adverse impact on our business.

        Interference proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms.

        Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

        Most of our competitors are larger than we are and have substantially greater resources. They are, therefore, likely to be able to sustain the costs of complex patent litigation longer than we could. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our internal research programs, in-license needed technology, or enter into development partnerships that would help us bring our product candidates to market.

We may need to license certain intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.

        A third party may hold intellectual property, including patent rights that are important or necessary to the development or commercialization of our products. It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our products, in which case we would be required to obtain a license from these third parties. Such a license may not be available on commercially reasonable terms or at all, which could materially harm our business.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

        As is common in the biotechnology and pharmaceutical industry, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

We may not be able to protect our intellectual property rights throughout the world.

        Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement rights are not as strong as those in the United States. These products may compete with our product candidates and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

        Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

        Because we rely on third parties to assist with the research and develop and to manufacture our product candidates, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor's discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

        In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. For example, any academic institution that we may collaborate with in the future will usually expect to be granted rights to publish data arising out of such collaboration, provided that we are notified in advance and given the opportunity to delay publication for a limited time period in order for us to secure patent protection of intellectual property rights arising from the collaboration, in addition to the opportunity to remove confidential or trade secret information from any such publication. In the future we may also conduct joint research and development programs that may require us to share trade secrets under the terms of our research and development or similar agreements. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor's discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

The validity and enforceability of the patents and applications that cover our product candidates can be challenged by competitors.

        If any of our product candidates are approved by the FDA, one or more third parties may challenge the patents covering this approved product candidate, which could result in the invalidation of, or render unenforceable, some or all of the relevant patent claims. For example, if a third party files an Abbreviated New Drug Application, or ANDA, for a generic drug product containing an approved product candidate, and relies in whole or in part on studies conducted by or for us, the third party will be required to certify to the FDA that either: (1) there is no patent information listed in the FDA's Orange Book with respect to our NDA for the applicable approved product candidate; (2) the patents listed in the Orange Book have expired; (3) the listed patents have not expired, but will expire on a particular date and approval is sought after patent expiration; or (4) the listed patents are invalid or will not be infringed by the manufacture, use or sale of the third-party's generic drug product. A certification that the new product will not infringe the

Orange Book-listed patents for the applicable approved product candidate, or that such patents are invalid, is called a paragraph IV certification. If the third party submits a paragraph IV certification to the FDA, a notice of the paragraph IV certification must also be sent to us once the third-party's ANDA is accepted for filing by the FDA. We may then initiate a lawsuit to defend the patents identified in the notice. The filing of a patent infringement lawsuit within 45 days of receipt of the notice automatically prevents the FDA from approving the third-party's ANDA until the earliest of 30 months or the date on which the patent expires, the lawsuit is settled, or the court reaches a decision in the infringement lawsuit in favor of the third party. If we do not file a patent infringement lawsuit within the required 45-day period, the third-party's ANDA will not be subject to the 30-month stay. Litigation or other proceedings to enforce or defend intellectual property rights are often very complex in nature, may be very expensive and time-consuming, may divert our management's attention from our core business, and may result in unfavorable results that could adversely impact our ability to prevent third parties from competing with our products.

If we do not obtain protection under the Hatch-Waxman Amendments by extending the patent terms and obtaining data exclusivity for our product candidates, our business may be materially harmed.

        Depending upon the timing, duration and specifics of FDA marketing approval of our product candidates, one or more of our United States patents may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, we may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or restoration or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced, possibly materially.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

        Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long-term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

Risks Related to Commercialization of Our Product Candidates

Our future commercial success depends upon attaining significant market acceptance of our product candidates, if approved, among physicians, patients, key opinion leaders and healthcare payors.

        Even if we or our partners obtain regulatory approval for VTP-34072, VTP-37948, VTP-43742, VTP-38443, VTP-38543 or any other product candidates that we may develop or acquire in the future, the product may not gain market acceptance among physicians, key opinion leaders, healthcare payors, patients and the medical community. Market acceptance of any approved products depends on a number of factors, including:

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  the efficacy and safety of the product, as demonstrated in clinical trials;
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  the clinical indications for which the product is approved and the label approved by regulatory authorities for use with the product, including any warnings that may be required on the label;
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  acceptance by physicians, key opinion leaders and patients of the product as a safe and effective treatment;
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  the cost, safety and efficacy of treatment in relation to alternative treatments;
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  the availability of coverage and adequate reimbursement and pricing by third party payors and government authorities;
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  the continued projected growth of drug markets in our various indications;
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  relative convenience and ease of administration;
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  the prevalence and severity of adverse side effects; and
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  the effectiveness of our, and our partners' sales and marketing efforts.

        Market acceptance is critical to our ability to generate significant revenue. Any product candidate, if approved and commercialized, may be accepted in only limited capacities or not at all. If any approved products are not accepted by the market to the extent that we expect, we may not be able to generate significant revenue and our business would suffer.

Coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, which could make it difficult for us to sell our products profitably.

        Market acceptance and sales of any approved product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors and may be affected by existing and future healthcare reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will pay for and establish reimbursement levels. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs and products. Coverage and reimbursement may not be available for any product that we commercialize and, even if these are available, the level of reimbursement may not be satisfactory. Inadequate reimbursement levels may adversely affect the demand for, or the price of, any drug candidate for which we obtain marketing approval.

        Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor's determination that use of a product is, among other things:

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  a covered benefit under its health plan;
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  safe, effective and medically necessary;
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  appropriate for the specific patient;
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  cost-effective; and
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  neither experimental nor investigational.

        Obtaining coverage and adequate reimbursement approval for a product from a government or other third party payor is a time consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to the payor. We or our partners may not be able to provide data sufficient to gain acceptance with respect to coverage and adequate reimbursement. Moreover, a third-party payor's decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. Additionally, coverage and reimbursement for drug products can differ significantly from payor to payor. One third-party payor's decision to cover a particular drug product does not ensure that other payors will also provide coverage for the drug product, or will provide coverage at an adequate reimbursement rate.

        Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our product candidates, once approved, unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products. Sales of our product candidates will, therefore, depend substantially on the extent to which the costs of our product candidates will be paid by third-party payors.

        We cannot be sure that coverage or adequate reimbursement will be available for any of our product candidates. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our products. If reimbursement is not available or is available only to limited levels, we or our partners may not be able to commercialize certain of our products. In addition in the United States, third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new drugs. As a result, significant uncertainty exists as to whether and how much third-party payors will reimburse patients for their use of newly approved drugs, which in turn will put pressure on the pricing of drugs.

The impact of recent healthcare reform legislation and other changes in the healthcare industry and in healthcare spending on us is currently unknown, and may adversely affect our business model.

        In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our drug candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any drug candidates for which we obtain marketing approval.

        Our revenue prospects could be affected by changes in healthcare spending and policy in the United States and abroad. We operate in a highly regulated industry and new laws, judicial decisions, or new interpretations of existing laws, or decisions, related to healthcare availability, the method of delivery or payment for healthcare products and services could negatively impact our business, operations and financial condition. There is significant interest in promoting health care reform, as evidenced by the enactment in the United States of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or the Affordable Care Act. Among other things, the Affordable Care Act contains provisions that may reduce the profitability of drug products, including, for example, revised the methodology by which rebates owed by manufacturers to the state and federal government for covered outpatient under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care plans, imposed mandatory discounts for certain Medicare Part D beneficiaries, and subjected manufacturers to new annual fees based on a pharmaceutical companies' share of sales to federal healthcare programs.

        We expect that the Affordable Care Act, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue or commercialize our drugs.

        It is likely that federal and state legislatures within the United States and foreign governments will continue to consider changes to existing healthcare legislation. We cannot predict the reform initiatives that may be adopted in the future or whether initiatives that have been adopted will be repealed or modified. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect:

  •
  the demand for any drug products for which we may obtain regulatory approval;
  •
  our ability to set a price that we believe is fair for our products;
  •
  our ability to obtain coverage and reimbursement approval for a product;
  •
  our ability to generate revenues and achieve or maintain profitability; and
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  the level of taxes that we are required to pay.

We face substantial competition, which may result in others discovering, developing or commercializing products before, or more successfully, than we do.

        Our future success depends on our or our partners' ability to demonstrate and maintain a competitive advantage with respect to the design, development and commercialization of our product candidates. Our objective is to design, develop and commercialize new products with superior efficacy, convenience, tolerability and safety. In many cases, the product candidates that we commercialize with our strategic partners or on our own will compete with existing, market-leading products.

        If our product candidates are approved, they will compete with currently marketed drugs and potentially with product candidates currently in development focusing on the same mechanism or action which include:

  •
  11b HSD1:  We believe that Bristol-Myers Squibb Company, or BMS, Eli Lilly and Company, and Roche Holding AG are studying their 11b HSD1 inhibitors in clinical trials.
  •
  BACE:  We believe that Merck & Co., AstraZeneca PLC in collaboration with Eli Lilly and Company, and Eisai Co., Ltd. in collaboration with Biogen Idec are studying BACE inhibitors in clinical trials.
  •
  RORgt:  We believe that a number of companies including large pharmaceutical companies and large biotech companies are actively assessing RORgt inhibitors in preclinical studies.
  •
  LXRb:  We believe that BMS is studying an LXRb inhibitor in cardiovascular clinical trials and Alexar Therapeutics, Inc. is developing an LXRb inhibitor for dermatologic conditions.

        Many of our potential competitors have significantly greater financial, manufacturing, marketing, drug development, technical and human resources than we do. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and in manufacturing biotechnology products. These companies also have significantly greater research and marketing capabilities than we do and may also have products that have been approved or are in late stages of development, and have collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that we develop obsolete. As a result of all of these factors, our competitors may succeed in obtaining patent protection or FDA approval or discovering, developing and commercializing product candidates before we do. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. If we are not able to compete effectively against potential competitors, our business will not grow and our financial condition and operations will suffer.

        We believe that our ability to successfully compete will depend on, among other things:

  •
  the efficacy and safety profile of our product candidates, including relative to marketed products and product candidates in development by third parties;
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  the time it takes for our product candidates to complete clinical development and receive marketing approval;
  •
  the ability to commercialize any of our product candidates that receive regulatory approval;

  •
  the price of our products, including in comparison to branded or generic competitors;
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  whether coverage and adequate levels of reimbursement are available under private and governmental health insurance plans, including Medicare;
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  the ability to establish, maintain and protect intellectual property rights related to our product candidates;
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  the ability to manufacture commercial quantities of any of our product candidates that receive regulatory approval; and
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  acceptance of any of our product candidates that receive regulatory approval by physicians and other healthcare providers.

Our product candidates may cause undesirable side effects or have other properties that delay or prevent their regulatory approval or limit their commercial potential.

        Undesirable side effects caused by our product candidates could cause us, BI or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other regulatory authorities and potential products liability claims. BI has completed two Phase 1 trials and commenced a Phase 2 trial for VTP-34072 in July 2014 and has initiated the first Phase 1 trial for VTP-37948. We plan to submit IND applications and commence clinical trials for VTP-43742, VTP-38443, VTP-38543 and continue the research and development of other product candidates. Serious adverse events deemed to be caused by our product candidates could have a material adverse effect on the development of our product candidates and our business as a whole. Our understanding of the relationship between our product candidates and potential adverse events may change as we gather more information or future unexpected adverse events may occur. There can be no assurance that adverse events associated with our product candidates will not be observed. As is typical in drug development, we have a program of ongoing toxicology studies in animals for our other clinical stage product candidates and cannot provide assurance that the findings from such studies or any ongoing or future clinical trials will not adversely affect our clinical development activities.

        If we or others identify undesirable side effects caused by our product candidates either before or after receipt of marketing approval, a number of potentially significant negative consequences could result, including:

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  our clinical trials may be put on hold;
  •
  we or our partners may be unable to obtain regulatory approval for our product candidates;
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  regulatory authorities may withdraw approvals of our product candidates;
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  regulatory authorities may require additional warnings on the label;
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  a medication guide outlining the risks of such side effects for distribution to patients may be required;
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  we could be sued and held liable for harm caused to patients; and
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  our reputation may suffer.

        Any of these events could prevent us from achieving or maintaining market acceptance of our product candidates and could substantially increase commercialization costs.

Price controls may be imposed in foreign markets, which may adversely affect our future profitability.

        In some countries, particularly member states of the European Union, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, we or our partners may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.

Risks Related to Our Business and Industry

We may not successfully identify, develop, commercialize or market potential product candidates.

        A key element of our strategy is to use our technology platform, Contour®, to build a pipeline of novel drug candidates. The drug discovery that we are conducting using our proprietary technology may not be successful in identifying compounds that are useful in treating diseases. Our research programs may initially show promise in identifying potential drug candidates, yet fail to yield drug candidates for clinical development for a number of reasons, including:

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  our research methodology, including our screening technology, may not successfully identify medically relevant potential product candidates;
  •
  our pursuit of difficult-to-drug targets may make it challenging to design potential product candidates;
  •
  results of clinical trials conducted by others on similar indications or on compounds with similar mechanisms of action could result in our having to conduct additional or cost prohibitive clinical trials, which could delay development and possibly make commercialization prohibitively expensive;
  •
  we may encounter product manufacturing difficulties that limit yield or produce undesirable characteristics that increase the cost of goods, cause delays or make the product candidates unmarketable;
  •
  our product candidates may cause adverse effects in patients or subjects, even after successful initial toxicology studies, which may make the product candidates unmarketable;
  •
  our product candidates may not demonstrate a meaningful benefit to patients or subjects; and
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  our collaboration partners may change their development profiles or plans for potential product candidates or abandon a therapeutic area or the development of a partnered product.

        If any of these events occur, we may be forced to abandon our development efforts for a program or programs, which would have a material adverse effect on our business, operating results and prospects and could potentially cause us to cease operations. For instance, in 2012, we halted our plans for a Phase 2 clinical trial for a former product candidate, VTP-27999, which was being developed for renin inhibition, following the release of clinical data from another pharmaceutical company that would have required us to significantly increase the scope, scale and duration of clinical trial work to obtain regulatory approval. Research programs to identify new product candidates require substantial technical, financial and human resources. We may focus our efforts and resources on potential programs or product candidates that ultimately prove to be unsuccessful.

        If we are unable to identify suitable compounds for preclinical and clinical development, we will not be able to obtain revenues from sale of drugs in future periods, which likely would result in significant harm to our financial position and adversely impact our stock price.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize our product candidates.

        We are highly dependent on members of our management and scientific teams, including Jeffrey Hatfield, our Chief Executive Officer and President, and Richard Gregg, M.D., our Chief Scientific Officer. The loss of the services of either of these persons could impede the achievement of our research, development and commercialization objectives. We do not maintain "key person" insurance for any of our executives or other employees.

        Recruiting and retaining qualified scientific, clinical, manufacturing, sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

Our employees, independent contractors, principal investigators, CROs, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

        We are exposed to the risk of employee and other third-party fraud or other misconduct. Misconduct by employees and other third-parties could include intentional failures to comply with FDA regulations, to provide accurate information to the FDA, to comply with manufacturing standards we have established, to comply with federal and state healthcare fraud and abuse laws and regulations, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee and other third-party misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee and other third-party misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate.

Our current and future relationships with healthcare professionals, principal investigators, consultants, commercial partners, customers (actual and potential) and third-party payors in the United States and elsewhere may be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, physician payment transparency, health information privacy and security and other healthcare laws and regulations, which could expose us to penalties.

        Healthcare providers, physicians and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any drug candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, principal investigators, consultants, customers (actual and potential) and third-party payors may expose us to broadly applicable fraud and abuse and other healthcare laws, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, that may constrain the business or financial arrangements and relationships through which we sell, market and distribute any drug candidates for which we obtain marketing approval. In addition, we may be subject to physician payment transparency laws and patient privacy and security regulation by the federal government and by the U.S. states and foreign jurisdictions in which we conduct our business. The applicable federal, state and foreign healthcare laws that may affect our ability to operate include the following:

  •
  the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under federal and state healthcare programs such as Medicare and Medicaid;
  •
  federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, which impose criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;
  •
  the civil monetary penalties statute, which imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent;
  •
  the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private), knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a healthcare offense and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters;
  •
  HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose obligations on covered entities, including healthcare providers, health plans, and healthcare clearinghouses, as well as their respective business associates that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;
  •
  the federal Open Payments program, created under Section 6002 of the Affordable Care Act and its implementing regulations, imposed new annual reporting requirements for manufacturers of drugs, devices, biologicals and medical supplies for certain payments and "transfers of value" provided to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit timely, accurately and completely the required information for all payments, transfers of value and ownership or investment interests may result in civil monetary penalties of up to an aggregate of $150,000 per year and up to an aggregate of $1 million per year for "knowing failures"; and
  •
  analogous state and foreign laws, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

        Further, the Affordable Care Act, among other things, amended the intent requirement of the federal Anti-Kickback Statute and certain criminal statutes governing healthcare fraud. A person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. In addition, the Affordable Care Act provided that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

        Efforts to ensure that our future business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations, which could significantly harm our business. If any of the physicians or other healthcare providers or entities with whom we expect to do business, including our current and future collaborators, is found not to be in compliance with applicable laws, it may be subject to criminal, civil or administrative sanctions, including exclusions from participation in government healthcare programs, which could also affect our business.

We may encounter difficulties in managing our growth and expanding our operations successfully.

        As we seek to advance our product candidates through clinical trials and commercialization, we will need to expand our development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various strategic partners, suppliers and other third parties. Future growth will impose significant added responsibilities on members of management. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to manage our development efforts and clinical trials effectively and hire, train and integrate additional management, administrative and, if necessary, sales and marketing personnel. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company.

We have no sales, marketing or distribution capabilities and we will have to invest significant resources to develop these capabilities.

        We have no internal sales, marketing or distribution capabilities. If any of our unpartnered product candidates ultimately receives regulatory approval, we may not be able to effectively market and distribute the product candidate. We will have to invest significant amounts of financial and management resources to develop internal sales, distribution and marketing capabilities, some of which will be committed prior to any confirmation that any of such product candidates will be approved. We may not be able to hire consultants or external service providers to assist us in sales, marketing and distribution functions on acceptable financial terms or at all. Even if we determine to perform sales, marketing and distribution functions ourselves, we could face a number of additional related risks, including:

  •
  we may not be able to attract and build an effective marketing department or sales force;

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  the cost of establishing a marketing department or sales force may exceed our available financial resources and the revenues generated by our product candidates that we may develop, in-license or acquire; and
  •
  our direct sales and marketing efforts may not be successful.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

        We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

  •
  injury to our reputation;
  •
  withdrawal of clinical trial participants;
  •
  costs to defend the related litigations;
  •
  a diversion of management's time and our resources;
  •
  substantial monetary awards to trial participants or patients;
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  product recalls, withdrawals, or labeling, marketing or promotional restrictions;
  •
  loss of revenue;
  •
  the inability to commercialize our product candidates; and
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  a decline in our stock price.

        Failure to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. We currently carry product liability insurance covering our clinical trials in the amount of $5.0 million in the aggregate. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

We and our development partners, third-party manufacturers and suppliers use biological materials and may use hazardous materials, and any claims relating to improper handling, storage, or disposal of these materials could be time consuming or costly.

        We and our development partners, third-party manufacturers and suppliers may use hazardous materials, including chemicals and biological agents and compounds that could be dangerous to human health and safety or the environment. Our operations and the operations of our development partner, third-party manufacturers and suppliers also produce hazardous waste products. Federal, state, and local laws and regulations govern the use, generation, manufacture, storage, handling, and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive and current or future environmental laws and regulations may impair our product development efforts. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. We do not carry specific biological or hazardous waste insurance coverage and our property, casualty, and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended.

Our internal computer systems, or those of our development partners, third-party clinical research organizations or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

        Despite the implementation of security measures, our internal computer systems and those of our current and any future CROs and other contractors, consultants and collaborators are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our or our partners' regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties to manufacture our product candidates and conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our or any of our partners' data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidate could be delayed.

Business disruptions could seriously harm our future revenues and financial condition and increase our costs and expenses.

        Our operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or manmade disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted, if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

Due to the potential value of our investments, we could be determined to be an investment company, and if such a determination were made, we would become subject to significant regulation that would adversely affect our business.

        We may be deemed to be an investment company under the Investment Company Act of 1940 if, among other things, we own "investment securities" with a value exceeding 40% of the value of our total assets, unless a particular exemption or safe harbor is applicable. We invest certain of our assets in short-term, investment grade securities, some of which may qualify as investment securities under the Investment Company Act. Investment companies are subject to registration under the Investment Company Act and compliance with a variety of restrictions and requirements imposed by the Investment Company Act. If we were to be deemed an investment company we would become subject to these restrictions and requirements, and the consequences of having been an investment company without registering under the Investment Company Act could have a material adverse effect on our business, financial condition and results of operations, as well as restrict our ability to sell and issue securities, borrow funds, engage in various transactions or other activities and make certain investment decisions. In addition, we may incur significant costs to avoid investment company status if an exemption from the

Investment Company Act were to be considered unavailable to us at a time when the value of our investment securities exceeds 40% of the value of our total assets. We believe that we satisfy the conditions to be exempt from the Investment Company Act because, among other things, we are primarily engaged, directly and primarily in a business other than that of investing, reinvesting, owning, holding, or trading in securities, namely the discovery and development of novel small molecule therapeutics. However, absent an exemptive order from the SEC, our status of being exempt cannot be assured. Nevertheless, to address any uncertainty in this regard, we generally invest a significant portion of our portfolio in money market funds and U.S. government securities and limit the level of investment in corporate bonds and other instruments that could be considered "investment securities."

Risks Related to Our Common Stock and this Offering

An active trading market for our common stock may not develop.

        Prior to this offering, there has been no public market for our common stock. Although we have applied to list our common stock on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. If the market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you or at all. In addition, an inactive market may impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration, which, in turn, could materially adversely affect our business.

The trading price of the shares of our common stock could be highly volatile, and purchasers of our common stock may not be able to resell the shares of our common stock at or above the initial public offering price and could incur substantial losses.

        The initial public offering price for our shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. Our stock price is likely to be volatile. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

  •
  our and our partners' ability to enroll patients in planned clinical trials;
  •
  results of the clinical trials, and the results of trials of our competitors or those of other companies in our market sector, and the timing of the release of those results;
  •
  the passage of legislation or other regulatory developments in the United States and foreign countries;
  •
  actual or anticipated variations in our financial results or those of companies that are perceived to be similar to us;
  •
  changes in the structure of healthcare payment systems, especially in light of current reforms to the U.S. healthcare system;
  •
  our ability to discover and develop or partner additional product candidates;
  •
  announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
  •
  our ability to enter into strategic partnerships for the development of our product candidates;
  •
  market conditions in the pharmaceutical and biotechnology sectors and issuance of securities analysts' research reports or recommendations;
  •
  sales of our stock by us, our insiders and our other stockholders;
  •
  trading volume of our common stock;
  •
  speculation in the press or investment community;

  •
  general economic, industry and market conditions other events or factors, many of which are beyond our control;
  •
  additions or departures of key personnel; and
  •
  intellectual property, product liability or other litigation against us.

        In addition, the stock market has recently experienced significant volatility, particularly with respect to pharmaceutical, biotechnology and other life sciences company stocks. The volatility of pharmaceutical, biotechnology and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry or our products, or to a lesser extent our markets. In the past, stockholders have initiated class action lawsuits against biotechnology and pharmaceutical companies following periods of volatility in the market prices of these companies' stock. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management's attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

Our quarterly operating results may fluctuate significantly.

        We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

  •
  variations in the level of expenses related to our clinical trial and development programs;
  •
  addition or termination of clinical trials;
  •
  regulatory developments affecting our current or future product candidates;
  •
  our execution of any collaborative, licensing or similar arrangements and the timing of payments we may make or receive under these arrangements; and
  •
  nature and terms of stock-based compensation grants and any intellectual property infringement lawsuit in which we may become involved.

        If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially.

If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, our stock price and trading volume could decline.

        The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our stock could decrease, which could cause our stock price or trading volume to decline.

We may use the net proceeds from this offering in ways that you and other stockholders may not approve.

        Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled "Use of Proceeds," and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We intend to use the net proceeds from this offering, together with our existing cash resources to fund the continued development of VTP-43742, VTP-38443 and VTP-38543, to fund our continued discovery efforts to identify additional drug candidates for new therapeutic molecular targets, including our immuno-oncology program and for working capital, debt maintenance and general corporate purposes. The failure by our management to apply the net proceeds from this offering effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a variety of capital preservation investments, including short-term, interest-bearing, investment-grade instruments and U.S. government securities. These investments may not yield a favorable return to our stockholders.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase.

        The initial public offering price of our common stock is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately after the completion of this offering. Purchasers of common stock in this offering will experience immediate dilution of approximately $7.99 per share, assuming an initial public offering price of $12.00 per share, the midpoint of the range set forth on the cover of this prospectus. In the past, we issued options and warrants to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options and warrants are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. For a further description of the dilution that you will experience immediately after this offering, see "Dilution."

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

        Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could significantly reduce the market price of our common stock and impair our ability to raise adequate capital through the sale of additional equity securities.

        Based on shares of common stock outstanding as of June 30, 2014, upon the closing of this offering, we will have outstanding a total of 15,496,387 shares of common stock after this offering, assuming no exercise of the underwriters' option to purchase additional shares and no exercise of outstanding options and warrants. Of these shares, only the 5,000,000 shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters' option to purchase additional shares, will be freely tradable without restriction in the public market immediately following this offering, unless they are purchased by one of our affiliates.

        We and our executive officers, directors and stockholders have agreed, subject to certain exceptions, not to engage in sales or dispositions of, or other transactions relating to, our common stock or securities convertible into or exercisable or exchangeable for our common stock or warrants or other rights to acquire shares of our common stock. These "lock-up" restrictions end 180 days after the date of this prospectus. However, Stifel, Nicolaus & Company, Incorporated and BMO Capital Markets Corp. may permit persons who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

        After the lock-up agreements expire, up to an additional 10,496,387 shares of common stock will be eligible for sale in the public market of which 3,616,003 shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

        Following completion of this offering, the holders of 9,491,680 shares of our outstanding common stock, or approximately 61.3% of our total outstanding common stock, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up agreements described above. See "Description of Capital Stock—Registration Rights." Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

        Certain of our existing stockholders or their affiliates have indicated an interest in purchasing an aggregate of up to $11.0 million of common stock in this offering at the initial public offering price, of which approximately $10.4 million of our common stock would be purchased by entities or individuals affiliated with Prospect Venture Partners, New Enterprise Associates, Venrock Associates and Atlas Ventures, each of whom is one of our principal stockholders. Any such shares purchased by these stockholders could not be resold in the public market immediately following this offering as a result of restrictions under securities laws and lock-up agreements, but would be able to be sold following the expiration of these restrictions as described in the "Shares Eligible for Future Sale" section of this prospectus. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering.

We do not intend to pay dividends on our common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation, if any, in the price of our common stock.

        We have never declared or paid any cash dividend on our common stock and do not currently intend to do so for the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business. In addition, our loan and security agreement with Oxford Finance LLC and Silicon Valley Bank currently prohibits us from paying dividends on our equity securities, and any future debt financing arrangement may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Any return to stockholders will therefore be limited to the appreciation of their stock. Therefore, the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which will require, among other things, that we file with the Securities and Exchange Commission, or the SEC, annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC, and The NASDAQ Global Market to implement provisions of the Sarbanes-Oxley Act, imposes significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory "say on pay" voting requirements that will apply to us when we cease to be an emerging growth company. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and may impact the manner in which we operate our business in ways we cannot currently anticipate.

        We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

We are an emerging growth company, and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

        We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act and are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements, exemptions from the requirements of holding non-binding advisory votes on executive compensation and seeking stockholder approval of any golden parachute payments not previously approved and not being required to adopt certain accounting standards until those standards would otherwise apply to private companies. We could be an emerging growth company until the last day of the fiscal year following the fifth anniversary of this offering, although circumstances could cause us to lose that status earlier, including if we become a large accelerated filer (in which case we will cease to be an emerging company as of the date we become a large accelerated filer, which, generally, would occur if, at the end of a fiscal year, among other things, the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter), if we have total annual gross revenue of $1.0 billion or more during any fiscal year (in which cases we would no longer be an emerging growth company as of December 31 of such fiscal year), or if we issue more than $1.0 billion in non-convertible debt during any three year period before that time (in which case we would cease to be an emerging growth company immediately). Even after we no longer qualify as an emerging growth company, we may still qualify as a "smaller reporting company," which would allow us to take advantage of many of the same exemptions from disclosure requirements including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

If we fail to maintain proper and effective internal control over financial reporting in the future, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, investors' views of us and, as a result, the value of our common stock.

        Pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to report upon the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ending December 31, 2015. When and if we are a "large accelerated filer" or an "accelerated filer" and are no longer an "emerging growth company," each as defined in the Exchange Act, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. However, for so long as we remain an emerging growth company, we intend to take advantage of an exemption available to emerging growth companies from these auditor attestation requirements. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we will need to upgrade our systems including information technology; implement additional financial and management controls, reporting systems, and procedures; and hire additional accounting and finance staff. If we or, if required, our auditors are unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in our financial reporting, and the trading price of our common stock may decline.

Because a small number of our existing stockholders own a majority of our voting stock, your ability to influence corporate matters will be limited.

        As of August 31, 2014, our current executive officers, directors and greater than 5% stockholders, together with their respective affiliates, owned approximately 85.4% of our common stock, including shares subject to outstanding options and warrants that are exercisable within 60 days after such date, and we expect that following the completion of this offering, our executive officers, directors and greater than 5% stockholders, in the aggregate, will own approximately 57.7% of our outstanding common stock, excluding any shares of common stock that our existing stockholders and their affiliates may purchase in this offering. Assuming an initial public offering price of $12.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, if our 5% stockholders and their affiliates purchase all of the shares they have indicated an interest in purchasing in this offering, the number of shares beneficially owned by our executive officers, directors and 5% stockholders and their affiliates will, in the aggregate, increase to approximately 62.9% of our outstanding common stock. As a result, such persons, acting together, will have the ability to control our management and affairs and substantially all matters submitted to our stockholders for approval, including the election and removal of directors and approval of any significant transaction. These persons will also have the ability to control our management and business affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other stockholders.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

        Provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, as well as provisions of Delaware law, may delay or prevent an acquisition of us or a change in our management. These provisions include:

  •
  authorizing the issuance of "blank check" preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

  •
  limiting the removal of directors by the stockholders;
  •
  creating a staggered board of directors;
  •
  prohibiting cumulative voting in the election of directors, which would otherwise allow for less than a majority of stockholders to elect director candidates;
  •
  prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;
  •
  eliminating the ability of stockholders to call a special meeting of stockholders;
  •
  permitting our board of directors to accelerate the vesting of outstanding option grants upon certain transactions that result in a change of control; and
  •
  establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

        These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, who are responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. These provisions would apply even if an offer rejected by our board were considered beneficial by some stockholders. Any provision of our amended and restated certificate of incorporation or amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change of control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, strategy and plans, and our expectations for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "design," "intend," "expect," "could," "plan," "potential," "predict," "seek," "should," "would" or the negative version of these words and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short- and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other important factors, including those described in "Risk Factors." In light of these risks, uncertainties, assumptions and other factors, the forward-looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

        Forward-looking statements include, but are not limited to, statements about:

  •
  the timing and success of preclinical studies and clinical trials conducted by us and our development partners;
  •
  the ability to obtain and maintain regulatory approval of our product candidates, and the labeling for any approved products;
  •
  the scope, progress, expansion, and costs of developing and commercializing our current or future product candidates;
  •
  the size and growth of the potential markets for our current or future product candidates and the ability to serve those markets;
  •
  our expectations regarding our expenses and revenue, the sufficiency of our cash resources and needs for additional financing;
  •
  the rate and degree of market acceptance of any of our current or future product candidates;
  •
  our expectations regarding competition;
  •
  our anticipated growth strategies;
  •
  our ability to attract or retain key personnel;
  •
  our ability to establish and maintain development partnerships;
  •
  our expectations regarding federal, state and foreign regulatory requirements;
  •
  regulatory developments in the United States and foreign countries;
  •
  our ability to obtain and maintain intellectual property protection for our structure-based drug discovery platform and our product candidates;
  •
  the anticipated trends and challenges in our business and the market in which we operate;
  •
  our use of proceeds from this offering and existing cash reserves; and
  •
  the potential purchases by certain of our existing stockholders, including certain principal stockholders or their affiliates, in this offering.

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Any forward-looking statement made by us in this prospectus speaks only as of the date on which it is made. Except as required by law, we disclaim any duty to update any of these forward-looking statements after the date of this prospectus publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

        You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf or to which we have referred you. You should read this prospectus and any such free writing prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

 INDUSTRY AND MARKET DATA

        We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research, as well as from industry and general publications, in addition to research, surveys and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of our industry and market, which we believe to be reasonable. In addition, while we believe the industry, market and competitive position data included in this prospectus is reliable and is based on reasonable assumptions, such data involves risks and uncertainties and are subject to change based on various factors, including those discussed in "Risk Factors." These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

 USE OF PROCEEDS

        We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $53.0 million, based on an assumed initial public offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' option to purchase additional shares from us is exercised in full, we estimate that our net proceeds will be approximately $61.4 million. A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the estimated net proceeds to us by $4.7 million, assuming that the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) the net proceeds to us by $11.2 million, assuming an initial public offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        As of June 30, 2014, we had cash, cash equivalents and marketable securities of $18.1 million. We intend to use the net proceeds from this offering, together with such existing cash resources, as follows:

  •
  approximately $14.0 million to fund the costs for progressing our RORgt program through Phase 1 clinical development, which consists of two trials, a single dose trial and a two week multiple dose trial, both for VTP-43742 and to identify backup compounds;

  •
  approximately $4.0 million to fund the costs for progressing VTP-38443 through filing an IND in preparation for a Phase 1 clinical trial for the treatment of ACS;

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  approximately $4.0 million to fund the costs for progressing VTP-38543 through a single dose Phase 1 clinical trial for the treatment of atopic dermatitis;

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  approximately $20.0 million to fund our continued discovery efforts to identify additional drug candidates for new therapeutic molecular targets, including our immuno-oncology efforts;

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  approximately $9.0 million for debt maintenance (our credit facility bears interest at 8.85% per annum and the final payment is due in October 2015); and

  •
  the remainder for working capital and other general corporate purposes.

        This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We will require substantial future capital in order to complete the remaining clinical development of VTP-43742, VTP-38443, VTP-38543 and our future product candidates and to potentially commercialize these products. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, feedback from regulatory authorities, the status of and results from clinical trials, as well as any collaborations that we may enter into with third parties for our drug candidates, and any unforeseen cash needs. Accordingly, our management will have broad discretion in using the net proceeds from this offering.

        Pending use of the proceeds as described above, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, interest-bearing, investment-grade instruments and U.S. government securities.

 DIVIDEND POLICY

        We have never declared or paid any cash dividend on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not expect to pay any dividends in the foreseeable future. In addition, unless amended, the terms of our loan and security agreement with Oxford Finance LLC and Silicon Valley Bank do not allow us to pay cash dividends. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on, among other factors, our financial condition, operating results, capital requirements, general business conditions, contractual restrictions and other factors that our board of directors may deem relevant.

 CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2014, as follows:

  •
  on an actual basis;
  •
  on a pro forma basis to give effect to the automatic preferred stock conversion and the issuance of 391,304 shares of our common stock in connection with the vesting and settlement of an outstanding RSU award and the related stock-based compensation expense associated with this award; and
  •
  on a pro forma as adjusted basis to give further effect to the issuance and sale of 5,000,000 shares of our common stock by us and the receipt of the estimated net proceeds from such sale, assuming an initial public offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

        You should read this table together with our financial statements and the related notes appearing at the end of this prospectus and "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	As of June 30, 2014
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands, except share and per share data) (unaudited)
Notes payable, including current portion	$7,505	$7,505	$7,505
Series A-1 noncumulative convertible preferred stock, par value $0.0001: 675,000 shares authorized, 29,346 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	675	—	—
Series A-2 noncumulative convertible preferred stock, par value $0.0001: 16,575,000 shares authorized, 717,379 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	16,379	—	—
Series B noncumulative convertible preferred stock, par value $0.0001: 151,812,780 shares authorized, 6,570,106 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	63,964	—	—
Series C noncumulative convertible preferred stock, par value $0.0001: 16,700,007 shares authorized, 724,632 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	14,937	—	—
Series D noncumulative convertible preferred stock, par value $0.0001: 26,012,500 shares authorized, 1,086,956 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	29,915	—	—
Stockholders' (deficit) equity:
Preferred stock, $0.0001 par value, no shares authorized, no shares issued and outstanding, actual; 15,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted
Common stock, par value $0.0001: 312,825,000 shares authorized, 613,403 shares issued and outstanding, actual; 312,825,000 shares authorized, 10,496,387 shares issued and outstanding, pro forma; 150,000,000 shares authorized and 15,496,387 shares issued and outstanding, pro forma as adjusted	—	1	2
Additional paid-in capital	4,133	131,442	184,441
Accumulated comprehensive loss	(1)	(1)	(1)
Accumulated deficit	(120,896)	(122,336)	(122,336)

Total stockholders' (deficit) equity	(116,764)	9,106	62,106

Total capitalization	$16,611	$16,611	69,611

        The pro forma as adjusted information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total stockholders' (deficit) equity and total capitalization by $4.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) additional paid-in capital, total stockholders' (deficit) equity and total capitalization by approximately $11.2 million, assuming an initial public offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

        The table above excludes the following shares:

  •
  45,468 shares issuable upon the exercise of warrants outstanding as of June 30, 2014, at a weighted-average exercise price of $27.37 per share;
  •
  1,532,603 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2014, with a weighted-average exercise price of $4.43 per share, of which 4,696 shares have been issued upon the exercise of options subsequent to June 30, 2014;
  •
  46,552 shares of common stock reserved for future grants under our 2013 Stock Plan, 2004 Stock Plan and 2001 Stock Plan as of June 30, 2014;
  •
  1,782,500 shares of common stock reserved for future grants under our 2014 Equity Incentive Plan, which became effective in July 2014 (subject to automatic annual adjustment in accordance with the terms of the plan), but with respect to which no awards will be granted prior to the completion of the offering; and
  •
  250,000 shares reserved for future issuance under our 2014 Employee Stock Purchase Plan, which becomes effective on the effective date of the registration statement of which this prospectus is a part, subject to automatic annual adjustment in accordance with the terms of the plan.

 DILUTION

        If you invest in our common stock in this offering, you will experience dilution to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

        Historical net tangible book value per share is determined by subtracting our total liabilities and convertible preferred stock from our total tangible assets, and dividing the result by the number of shares of common stock outstanding. Our historical net tangible book deficit as of June 30, 2014, was $116.8 million, or $190.35 per share of common stock. On a pro forma basis, after giving effect to the automatic preferred stock conversion and the issuance of 391,304 shares of our common stock in connection with the vesting and settlement of an outstanding RSU award, our pro forma net tangible book value as of June 30, 2014, would have been $9.1 million, or $0.87 per share.

        After giving further effect to the issuance and sale of 5,000,000 shares of our common stock by us and the receipt of the estimated net proceeds from such sale, assuming an initial public offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2014 would have been $62.1 million, or $4.01 per share. This represents an immediate increase in pro forma net tangible book value of $3.14 per share to existing stockholders and an immediate dilution of $7.99 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$12.00
Historical net tangible book deficit per share as of June 30, 2014	$(190.35)
Increase per share attributable to conversion of convertible preferred stock and vesting of RSUs	191.22

Pro forma net tangible book value per share as of June 30, 2014	0.87
Increase in pro forma net tangible book value per share attributable to new investors	$3.14

Pro forma as adjusted net tangible book deficit per share after this offering		$4.01

Pro forma dilution per share to investors participating in this offering		$7.99

        If the underwriters' over-allotment option to purchase additional shares is exercised in full, the pro forma as adjusted net tangible book value per share after this offering would be $4.34 per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $3.47 per share and the dilution to new investors purchasing shares in this offering would be $7.66 per share.

        The following table presents, on a pro forma as adjusted basis as of June 30, 2014, the differences between existing stockholders and purchasers of shares in this offering with respect to the number of shares purchased from us, the total cash consideration paid or to be paid and the average price paid per share, assuming, with respect to the purchasers of shares in this offering, an initial public offering price of $12.00 per share, the midpoint of the price range on the cover of this prospectus and before deducting estimated underwriting discounts and commissions and estimated expenses payable by us:

	Shares Purchased		Total Cash Consideration
					Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering	10,496,387	68%	$121,009,507	67%	$11.53
Investors participating in this offering	5,000,000	32%	$60,000,000	33%	$12.00

Total	15,496,387	100%	$181,009,507	100%

        The table above is based on 10,496,387 shares outstanding as of June 30, 2014 after giving effect to the automatic preferred stock conversion and the issuance of 391,304 shares of our common stock in connection with the vesting and settlement of an outstanding RSU award, and excludes:

  •
  45,468 shares issuable upon the exercise of warrants outstanding as of June 30, 2014, at a weighted-average exercise price of $27.37 per share;
  •
  1,532,603 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2014, with a weighted-average exercise price of $4.43 per share, of which 4,696 shares have been issued upon the exercise of options subsequent to June 30, 2014;
  •
  46,552 shares of common stock reserved for future grants under our 2013 Stock Plan, 2004 Stock Plan and 2001 Stock Plan as of June 30, 2014;
  •
  1,782,500 shares of common stock reserved for future grants under our 2014 Equity Incentive Plan, which became effective in July 2014 (subject to automatic annual adjustment in accordance with the terms of the plan), but with respect to which no awards will be granted prior to the completion of the offering; and
  •
  250,000 shares reserved for future issuance under our 2014 Employee Stock Purchase Plan, which becomes effective on the effective date of the registration statement of which this prospectus is a part, subject to automatic annual adjustment in accordance with the terms of the plan.

        To the extent that any outstanding options or warrants are exercised or new options are issued under our incentive plans, there will be further dilution to investors participating in this offering.

        Certain of our existing stockholders or their affiliates have indicated an interest in purchasing up to approximately $11.0 million of our common stock in this offering at the initial public offering price, of which approximately $10.4 million of our common stock would be purchased by entities or individuals affiliated with Prospect Venture Partners, New Enterprise Associates, Venrock Associates and Atlas Ventures, each of whom is one of our principal stockholders. Assuming an initial public offering price of $12.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, these stockholders would purchase an aggregate of up to approximately 916,667 of the 5,000,000 shares in this offering based on these indications of interest, of which approximately 863,409 shares would be purchased by entities or individuals affiliated with Prospect Venture Partners, New Enterprise Associates, Venrock Associates and Atlas Ventures, each of whom is one of our principal stockholders. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may determine to purchase fewer shares than they indicate an interest in purchasing or not to purchase any shares in this offering. It is also possible that these stockholders could indicate an interest in purchasing more shares of our common stock. In addition, the underwriters could determine to sell fewer shares to any of these stockholders than the stockholders indicate an interest in purchasing or not to sell any shares to these stockholders. The foregoing discussion and tables does not reflect any potential purchases by these stockholders.

 SELECTED FINANCIAL DATA

        The following selected financial data should be read together with our financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

        We have derived the following statement of operations data for the years ended December 31, 2013 and 2012 and balance sheet data as of December 31, 2013 from our audited financial statements included elsewhere in this prospectus. We have derived the following statement of operations data for the six months ended June 30, 2014 and 2013 and balance sheet data as of June 30, 2014 from our unaudited condensed financial statements included elsewhere in this prospectus. Our unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments and accruals, necessary for a fair statement of the information for the interim periods. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim period results are not necessarily indicative of results to be expected for a full year or any other interim period.

	Year Ended December 31,		Six Months Ended June 30,
	2013	2012	2014	2013
	(in thousands, except for share and per share data)		(unaudited, in thousands, except for share and per share data)
Statement of operations data:
Collaborative revenues	$22,513	$22,348	$2,329	$1,962
Operating expenses:
Research and development	14,917	15,927	9,425	7,584
General and administrative	5,406	4,915	2,629	2,680

Total operating expenses	20,323	20,842	12,054	10,264

Operating income (loss)	2,190	1,506	(9,725)	(8,302)
Other (expenses) income:
Other income	327	243	218	304
Interest income	70	101	29	43
Interest expense	(1,425)	(1,627)	(541)	(768)

Total other (expenses) income	(1,028)	(1,283)	(294)	(421)
Net income (loss) before income taxes	1,162	223	(10,019)	(8,723)
Net income (loss)	$1,162	$223	$(10,019)	$(8,723)

Per share information:
Net income (loss) per share of common stock, basic and diluted(1)	$0.00	$0.00	$(16.74)	$(15.81)

Basic and diluted weighted average shares outstanding(1)	563,136	542,320	598,567	551,910

Pro forma net income (loss) per share of common stock:(1)
Basic	$0.12		$(0.96)
Diluted	$0.11		$(0.96)
Pro forma weighted average shares outstanding:(1)
Basic	10,098,770		10,481,551
Diluted	10,673,691		10,481,551

	As of December 31
			As of June 30, 2014
	2013	2012
			(unaudited)
	(in thousands)
Balance sheet data:
Cash, cash equivalents, and marketable securities	$32,454	$24,782	$18,141
Working capital	23,905	27,173	10,031
Total assets	34,028	35,329	20,562
Notes payable, including current portion	10,086	14,506	7,505
Convertible preferred stock	125,870	125,870	125,870
Accumulated deficit	(110,877)	(112,016)	(120,896)
Total stockholders' deficit	(106,894)	(108,224)	(116,763)

(1)
See Note 2 to our financial statements for an explanation of the method used to calculate net income (loss) per share of common stock, basic and diluted, pro forma net income (loss) per share of common stock, basic and diluted, and the basic and diluted pro forma weighted average shares outstanding used to calculate the pro forma per share amounts.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with the "Selected Financial Data" and our financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks, uncertainties and assumptions. You should read the "Risk Factors" and "Information Regarding Forward-Looking Statements" sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

        We are a clinical-stage biotechnology company focused on discovering and developing novel, small molecule drugs for diseases that represent large market opportunities where there are significant unmet medical needs. We are developing a growing portfolio of novel product candidates internally generated by Contour®, our proprietary structure-based drug discovery platform. We have two partnered product candidates in the clinic and several wholly-owned product candidates in preclinical development:

  •
  Our most advanced product candidates include VTP-34072, for which a Phase 2 clinical trial for the treatment of type 2 diabetes commenced in July 2014, and VTP-37948, which is in a Phase 1 clinical trial for the treatment of Alzheimer's disease, or Alzheimer's. Both products are being developed exclusively by Boehringer Ingelheim GmbH, or BI, under separate collaborations with them, pursuant to which we have received an aggregate of $122 million in non-equity funding as of June 30, 2014, including upfront cash, research funding and success-based milestone payments.
  •
  We have several wholly-owned product candidates advancing in preclinical development, including VTP-43742 for the treatment of autoimmune disorders, VTP-38443 for the treatment of acute coronary syndrome and VTP-38543 for the treatment of atopic dermatitis. We intend to advance and retain rights to these and other programs and product candidates that we believe can be developed and commercialized by us, and to strategically partner where doing so can accelerate the program and generate non-dilutive capital for us.

        We are a structure-based drug discovery company, and we have leveraged our expertise and ability to create a growing portfolio of novel, potent and selective product candidates. Our goal is to leverage this leadership in structure-based drug discovery to deliver first- or best-in-class small molecule drugs to patients in diseases with significant unmet medical needs. The key elements of our business strategy are to:

  •
  advance our growing portfolio of product candidates;
  •
  establish late-stage development and commercialization capabilities for certain of our product candidates in the United States and potentially other markets;
  •
  selectively collaborate with large biotechnology and pharmaceutical companies to maximize the value of our product candidates;
  •
  leverage Contour to rapidly discover novel small molecule product candidates for additional validated, difficult-to-drug targets; and
  •
  continue investing in technology, people and intellectual property.

        We believe these strategies provide us with multiple, sustainable-growth opportunities.

        We were incorporated in May 2001 and commenced principal operations during 2002. Since that time, we have been principally engaged in the discovery and development of novel product candidates. We have funded our operations principally with $132.7 million of capital in the form of license fees, milestone payments and research and development funding from our strategic partners and $120.1 million from the sale of convertible preferred stock, including $40.0 million of equity sales to our strategic partners, including BI. We have also funded our operations through credit facilities, equipment lease financings, federal grants and investment income.

        For the years ended December 31, 2013 and 2012, we had net income of $1.2 million and $0.2 million, respectively. Our historical net income is not necessarily indicative of results for any future period. For the six months ended June 30, 2014 and 2013, we had a net loss of $10.0 million and $8.7 million, respectively, and at June 30, 2014, we had an accumulated deficit of $120.9 million. We have devoted substantially all of our capital resources to the research and development of our product candidates. Since our inception in 2001, we have had no revenues from product sales. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates from discovery through preclinical development and clinical trials, and to eventually seek regulatory approval and pursue commercialization. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company.

        We will need to obtain substantial additional funding in connection with our continuing operations, in addition to the net proceeds from this offering. As of June 30, 2014, we had cash, cash equivalents and marketable securities of approximately $18.1 million. In addition, we received a $6.0 million milestone payment in the third quarter of 2014 from BI as a result of the satisfaction of a development milestone under our 11b HSD1 agreement. We will seek to fund our operations through the sale of equity, debt financings or other capital sources, including potential collaborations or partnerships with other companies or other strategic transactions. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our product candidates.

Strategic Partnerships

11b HSD1 Inhibitors with BI

        In October 2007, we entered into a research collaboration and license agreement with BI, which we refer to as the 11b Agreement. Based upon discoveries we made using Contour, we and BI formed a worldwide strategic partnership granting BI exclusive rights to develop and commercialize novel compounds for patients with type 2 diabetes and certain related metabolic disease conditions, such as abnormal blood cholesterol and triglyceride levels, obesity and hypertension, or high blood pressure. The alliance encompasses multiple series of novel, orally available 11b HSD1 inhibitors that were discovered using Contour. We also retained the right, subject to the approval of the joint steering committee established pursuant to the 11b Agreement, to develop 11b HSD1 inhibitors for certain indications outside of the core focus of diabetes and related metabolic conditions. The collaborative research program portion of this strategic partnership began in October 2007 and expired in December 2009.

        Under the 11b Agreement, we have received an aggregate of $59.2 million in non-equity funding as of June 30, 2014, including upfront license fees, research funding and success-based milestone payments. We received an upfront license fee from BI of $15.0 million upon execution of the 11b Agreement. In addition, BI made quarterly payments of $0.8 million during the 27-month collaborative research program period, for a total of $7.2 million. The upfront fee and the research collaboration payments were recognized as revenue over the 27-month funded research program period, from October 2007 through December 2009. Also, as of June 30, 2014, we earned $37.0 million for achieving substantive development milestone payments, including a $7.0 million milestone payment from BI in May 2012 related to our most advanced 11b compound VTP-34072. We received a $6.0 million milestone payment in the third quarter of 2014 from BI as a result of the first patient having been dosed in the Phase 2 clinical trial which commenced in July 2014. In addition, we are eligible to receive up to $272.0 million in additional milestone payments based on the achievement of pre-specified events, including up to $147.0 million in development and regulatory milestone payments and up to $125.0 million in commercialization milestone payments.

        The additional development, regulatory and commercialization milestone payments are payable upon the first occurrence of any product to meet the requirements specified in the 11b Agreement. Any subsequent compound that achieves the same milestone will earn 50% of the initial milestone payment, unless otherwise agreed to by the parties. In addition, second indications for a product covered by the 11b Agreement to achieve the regulatory milestone payments will earn us 50% of the milestone amount. We are also eligible to receive tiered royalties from the high-single digits to the low-double digits. We have the option to participate in funding the Phase 3 clinical trials in exchange for increased royalties. BI's obligation to pay the royalties continues on a country-by-country and product-by-product basis for the later of 10 years following the first commercial sale of such product in such country or as long as such product is covered by any of the patents licensed to BI under the 11b Agreement or any patents controlled by BI as of the effective date of the 11b Agreement.

B-site Amyloid Precursor Protein-Cleaving Enzyme Inhibitors with BI

        In June 2009, we entered into a research collaboration and license agreement with BI, which we refer to as the BACE Agreement. Based upon discoveries we made using Contour, we and BI formed a worldwide strategic partnership granting BI exclusive rights to develop and commercialize BACE inhibitors for the treatment of certain indications, including Alzheimer's. The inhibition of BACE, an enzyme involved in the formation of amyloid-b plaques, which are insoluble aggregates made up of amyloid-b protein and which accumulate in the brains of patients with Alzheimer's, offers the potential to slow or even halt disease progression. BI will lead development and commercialization of all products for Alzheimer's to capitalize on its global marketing and sales expertise. If a particular BACE inhibitor is not advanced to the development phase, subject to the approval of the joint steering committee established pursuant to the BACE Agreement, we have the right to use our patents and other intellectual property assets licensed to BI as well as certain patents and other intellectual property assets of BI to develop and commercialize that BACE inhibitor for indications other than those referred to above.

        Under the BACE Agreement, we have received an aggregate of $63.2 million in non-equity funding as of June 30, 2014, including upfront license fees, research funding and success-based milestone payments. During the collaborative research program period, we were obligated to provide twelve full-time equivalent employees, or FTEs, per month for a period of 36 months to provide research services, and we received an upfront license fee from BI of $15.0 million upon execution of the BACE Agreement. In addition, BI made quarterly payments of approximately $1.0 million during the 36-month collaborative research program period, for a total of $12.2 million. The license fee and the research collaboration payments were recognized as revenue over the 36-month research program period, from June 2009 through June 2012. In April 2012, the initial research program was extended for an additional year through June 2013, and BI made quarterly payments of approximately $0.8 million over the 12-month extension period, for a total of $3.0 million. During this extension period, we were obligated to provide eight FTEs per month. The additional payments totaling $3.0 million were recognized ratably over the extension period through June 2013. The revenue recognition period for the license fee was also extended on a prospective basis through June 2013.

        In December 2012, we amended the BACE Agreement to expand the Core Indication definition to include additional indications, including type 2 diabetes and metabolic syndrome. Under the terms of the amendment, we received a nonrefundable fee of $4.0 million upon execution of the amendment. In accordance with the amendment, we were obligated to provide 12 months of research contributions at BI's discretion commencing in June 2013. In accordance with Accounting Standards Update, or ASU, 2009-13, we determined that the BACE Agreement amendment was a new arrangement and not a material modification to the original agreement. We determined that the delivered items did not have stand-alone value due to the fact that the program was in early preclinical development and required our experience to advance development of the product candidate. As such, the BACE Agreement is being accounted for as a single unit of accounting. Accordingly, deferred revenue was recorded upon receipt of the cash payments, and revenue relating to the upfront payment was recognized over the 12-month period in which research contributions were delivered through June 30, 2014. We recorded $2.0 million in revenues related to the amendment for the year ended December 31, 2013 and $2.0 million in revenues for the six-months ended June 30, 2014.

        For the years ended December 31, 2013 and 2012, we earned $18.0 million and $9.0 million, respectively, for achieving substantive development milestones related to BACE inhibitors under the BACE Agreement. Milestone revenue for the year ended December 31, 2013 include $14.0 million related to the advancement of our most advanced compound in the BACE program, VTP-37948, into Phase 1 clinical studies. As of June 30, 2014, we have earned $29.0 million in development milestone payments since the inception of the BACE Agreement, and we are eligible to receive up to $326.0 million in additional milestone payments based on the achievement of pre-specified events, including up to $176.0 million in development and regulatory milestone payments and up to $150.0 million in commercialization milestone payments.

        The additional development, regulatory and commercialization milestone payments are payable upon the first occurrence of any product to meet the requirements specified in the BACE Agreement. Any subsequent product to achieve the same milestone will earn 50% of the initial milestone payment, unless otherwise agreed to by the parties. In addition, second indications for a product covered by the BACE Agreement to achieve the regulatory milestones will earn us 50% of the applicable milestone amount at 50%. We are also eligible to receive tiered royalties from the high-single digits to the low-double digits. We have the option to participate in funding the Phase 3 clinical trials in exchange for increased royalties. BI's obligations to pay the royalties continues on a country-by-country basis for the later of ten (10) years following the first commercial sale of each product in such country or as long as the product is covered by patents licensed to BI under the BACE Agreement.

Financial Operations Overview

Revenue

        To date, we have not generated any revenue from product sales. Primarily all of our revenue to date has been derived from license fees, milestone payments and collaborative research and development payments received from our strategic partners. Below is a summary of our revenue for the six months ended June 30, 2014 and 2013 and the years ended December 31, 2013 and 2012.

	Six Months Ended June 30,
			Increase/ (decrease)
	2014	2013
	(in thousands)
Amortization of upfront license fees	$150	$204	$(54)
Collaborative research payments:
FTE Funding	1,850	1,258	592
Intellectual property costs	329	500	(171)

Total collaborative research payments	2,179	1,758	421

Total collaborative revenues	$2,329	$1,962	$367

	Years Ended December 31,
			Increase/ (decrease)
	2013	2012
	(in thousands)
Amortization of upfront license fees	$354	$1,921	$(1,567)
Collaborative research payments:
FTE Funding	3,108	3,436	(328)
Research and development costs	—	20	(20)
Intellectual property costs	1,051	971	80

Total collaborative research payments	4,159	4,427	(268)

Milestone revenue	18,000	16,000	2,000

Total collaborative revenues	$22,513	$22,348	$165

  Milestone Revenue

        Revenue for the year ended December 31, 2013 included $18.0 million in milestone payments from BI related to the BACE Agreement. In 2012, we earned $7.0 million in milestone revenue from BI related to the 11b Agreement and $9.0 million related to the BACE Agreement.

  Upfront and License Fee Revenue

        For the six months ended June 30, 2014 and 2013 and the years ended December 31, 2013 and 2012, all upfront and license fee revenue was associated with the BACE Agreement. Such revenue for the year ended December 31, 2013 was $0.3 million compared to $1.9 million for the year ended December 31, 2012. The $1.6 million decrease was primarily attributable to a decrease of $1.7 million in amortization of deferred revenue for the BACE Agreement, due to the initial collaborative research period ending as of June 3, 2013; slightly offset by the $0.1 million amortization of the upfront fee received upon execution of the second amendment to the BACE Agreement in December 2012 to expand the core BACE indication to include diabetes and metabolic disease.

        In the future, we may generate revenue from a combination of product sales, license fees, milestone payments and research and development payments in connection with strategic partnerships, and royalties resulting from the sales of products developed under licenses of our intellectual property. We expect that any revenue we generate will fluctuate from quarter to quarter as a result of the timing and amount of license fees, research and development reimbursements, milestone and other payments received under our strategic partnerships, and the amount and timing of payments that we receive upon the sale of our products, to the extent any of our products are successfully commercialized. We do not expect to generate revenue from product sales for many years, if ever. If we or our strategic partners fail to complete the development of our product candidates in a timely manner or obtain regulatory approval for them, our ability to generate future revenue, and our results of operations and financial position, would be materially adversely affected.

Research and Development Expenses

        Research and development expense consists of expenses incurred in connection with the discovery and development of our product candidates. We expense research and development costs as incurred.

        These expenses include, but are not limited to:

  •
  employee-related expenses, which include salaries, benefits and stock-based compensation;
  •
  expenses incurred under agreements with contract research organizations, investigative sites and consultants that conduct our clinical trials and a substantial portion of our preclinical studies;
  •
  the cost of acquiring and manufacturing preclinical and clinical trial materials;

  •
  outsourced professional scientific services;
  •
  laboratory materials and supplies used to support our research activities;
  •
  allocated expenses for rent, utilities and other facility-related costs; and
  •
  software license fees associated with in-licensed products and technology.

        The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the remainder of the development of, or the period, if any, in which material net cash inflows may commence from any of our other product candidates. This uncertainty is due to the numerous risks and uncertainties associated with the duration and cost of clinical trials which vary significantly over the life of a project as a result of differences arising during clinical development, including:

  •
  the number of clinical sites included in the trials;
  •
  the length of time required to enroll suitable patients;
  •
  the number of patients that ultimately participate in the trials;
  •
  the number of doses patients receive;
  •
  the duration of patient follow-up; and
  •
  the results of our clinical trials.

        Our expenditures are subject to additional uncertainties, including the terms and timing of regulatory approvals, and the expense of filing, prosecuting, defending and enforcing any patent claims or other intellectual property rights. We may never succeed in achieving regulatory approval for any of our product candidates. We may obtain unexpected results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on others. A change in the outcome of any of the foregoing variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the U.S. Food and Drug Administration, or FDA, or other regulatory authorities were to require us to conduct clinical trials beyond those which we currently anticipate, or if we experience significant delays in enrollment in any our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development. Drug commercialization will take several years and millions of dollars in development costs.

        We track research and development expenses on a program-by-program basis and have allocated common expenses, such as facilities, depreciation, stock-based compensation and other research and development support expenses to each program based on the personnel resources allocated to each program. Below is a summary of our research and development expenses for the six months ended June 30, 2014 and 2013 and the years ended December 31, 2013 and 2012:

	Six Months Ended June 30,
	2014	2013
	(in thousands)
RORgt	$5,971	$5,299
BACE	—	915
LXRb	161	512
Discovery and Other	2,889	407
Contour and Technology Development	404	451

Total research and development expenses	$9,425	$7,584

	Years Ended December 31,
	2013	2012
	(in thousands)
RORgt	$10,186	$1,998
BACE	937	3,614
LXRb	607	8,386
Discovery and Other	2,397	1,009
Contour and Technology Development	790	920

Total research and development expenses	$14,917	$15,927

  RORgt

        Our RORgt program is focused on the discovery of small molecule compounds with the potential to treat various autoimmune disorders. Autoimmune disorders comprise a large number of disease conditions where the body mounts an inappropriate immune response against normal, healthy tissues. These disorders include commonly known diseases such as psoriasis, multiple sclerosis, and rheumatoid arthritis, as well as rarer conditions such as Behcet's disease and autoimmune uveitis. We commenced discovery efforts for this program in the fourth quarter of 2012 and selected VTP-43742 as a product candidate in the first quarter of 2014. As a result of these activities, expenses related to RORgt increased in 2013 as compared with 2012. We plan to file an investigational new drug application, or IND, with the FDA for VTP-43742 to treat psoriasis in the first half of 2015 with Phase 1 clinical trials commencing thereafter. We expect to have Phase 1 data by the end of 2015.

  BACE

        We entered into the BACE Agreement in 2009. The funded research obligation of our strategic partnership began in June 2009 and expired in June 2013. In addition, the second amendment to the BACE Agreement in December 2012 obligated us, at BI's discretion, to supply a specified number of FTEs on a monthly basis during the period July 1, 2013 through June 30, 2014. Certain expenses, including patent expenses and animal studies, are incurred by us and reimbursed by BI on a quarterly basis. We record revenue and expenses on a gross basis under this arrangement.

  LXRb

        Our LXRb program is focused on the discovery and development of small molecule pharmaceutical agents with the potential to treat acute coronary syndrome and atopic dermatitis, also known as eczema. In 2012, discovery efforts were substantially complete, and in 2013, we focused primarily on clinical development, regulatory strategy and formula development. We have selected VTP-38443 as a product candidate for acute coronary syndrome, or ACS, and have selected VTP-38543 as a product candidate for atopic dermatitis. Ongoing expenses will be for the preclinical and clinical development of our existing candidates. The amount of future expense related to these programs will be dependent upon the design, timing and cost of studies and whether or not collaboration agreements are entered into to further their development. For VTP-38443, we anticipate completing the necessary preclinical development work and filing an IND in the first half of 2016, with Phase 1 clinical trials commencing thereafter. For VTP-38543, we anticipate completing the necessary preclinical development work and filing an IND by the second half of 2015, with Phase 1 clinical trials commencing thereafter.

  Discovery and Other

        Discovery and Other includes expenses related primarily to the investigation of potential scientific targets across multiple indications and for previous product candidates for which we have decided not to pursue further development. These costs include attempts to replicate literature data, structural biology around the target and, to a limited extent, compound synthesis. Generally, these costs include activities up to and including animal proof-of-concept.

        In the third quarter of 2013, we commenced significant discovery work on a known immuno-oncology target. Future research and development costs for this program are expected to increase significantly should the exploratory work confirm the potential of this target.

  Contour and Technology Development

        We have developed Contour, a computational structure-based drug discovery platform, to design and optimize compounds across a range of therapeutic targets and disease areas. Technology development expenses consist principally of salaries and related costs for personnel engaged in the development and enhancement of the technology. We expect future technology development expenses to be in line with 2013 costs for the next few years.

        We expect that the expenses related to our entire pipeline will continue to increase with successful progression of our compounds into later stages of development and as we commence new discovery efforts on promising biological targets. However, future research and development costs for any particular program or product candidate are not reasonably certain because such costs are dependent on a number of variables, including successful completion of preclinical and clinical studies, the design and cost of future studies and the amount and timing of discovery efforts committed to back-up compounds.

General and Administrative Expenses

        General and administrative expenses consist principally of salaries and related costs for personnel in executive, finance, business development, legal and human resources functions. Other general and administrative expenses include facility costs not otherwise included in research and development expenses, patent filing and prosecution costs and professional fees for investor relations, legal, auditing and tax services.

        We anticipate that our general and administrative expenses will increase as a result of increased payroll, expanded infrastructure and higher consulting, legal, regulatory and tax-related services associated with maintaining compliance with stock exchange listing and SEC requirements, accounting and investor relations costs, and director and officer insurance premiums associated with being a public company.

Other Income

        Other income primarily relates to the revaluation of our warrant liability and the sale of Pennsylvania tax credits.

Interest Income and Interest Expense

        Interest income consists of interest earned on our cash, cash equivalents and marketable securities. The primary objective of our investment policy is capital preservation.

        Interest expense consists primarily of interest, amortization of debt discount, and amortization of deferred financing costs associated with our notes payable.

Critical Accounting Policies and Significant Judgments and Estimates

        Our management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. In accordance with GAAP, we base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We define our critical accounting policies as those accounting principles generally accepted in the United States that require us to make subjective estimates and judgments about matters that are uncertain and are likely to have a material impact on our financial condition and results of operations as well as the specific manner in which we apply those principles. While our significant accounting policies are more fully described in detail in Note 2 to our financial statements appearing elsewhere in this prospectus, we believe the following accounting policies to be most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

        Our revenues are generated primarily through collaborative arrangements which generally contain multiple elements, or deliverables, including licenses and research and development activities to be performed by us on behalf of the licensee. Payments to us under these arrangements typically include one or more of the following: (1) nonrefundable, upfront license fees, (2) funding of discovery research efforts on an FTE basis, (3) reimbursement of research, development and intellectual property costs, (4) milestone payments, and (5) royalties on future product sales.

        We account for revenue arrangements with multiple deliverables entered into prior to January 1, 2011 in accordance with Accounting Standard Codification, or ASC, Topic 605-25, Revenue Recognition: Multiple-Element Arrangements. The multiple-deliverable items are divided into separate units of accounting if certain criteria are met, including whether the delivered item has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. We allocate the consideration we receive among the separate units of accounting based on their respective fair value, and apply the applicable revenue recognition criteria to each of the separate units. Where an item in a revenue arrangement with multiple deliverables does not constitute a separate unit of accounting and for which delivery has not occurred, we defer revenue until the delivery of the item is completed.

        Effective January 1, 2011, we adopted, on a prospective basis, ASU 2009-13, Multiple-Deliverable Revenue Arrangements, which amends ASC 605-25 and also adopted ASU 2010-17, Revenue Recognition–Milestone Method. Our collaborations with BI were entered into prior to the adoption of this guidance. The BACE Agreement amendment entered into December 2012 was accounted for under ASC 2009-13.

        In accordance with ASU 2009-13, we will consider whether the deliverables under the arrangement represent separate units of accounting. In determining the units of accounting, we will evaluate certain criteria, including whether the deliverables have stand-alone value. The consideration received will be allocated to the separate units of accounting using the relative selling price method, and the applicable revenue recognition criteria will be applied to each of the separate units.

        We determine the estimated selling price for agreement deliverables using the following hierarchy: (1) vendor-specific objective evidence, or VSOE, (2) third-party evidence, or TPE or (3) best estimate of selling price if neither VSOE nor TPE is available. Determining the best estimate of selling price for a deliverable requires significant judgment and consideration of various factors, including market conditions, items contemplated during agreement negotiation as well as internally developed net present value models.

        We typically receive upfront, nonrefundable payments when licensing our intellectual property. For intellectual property licenses that do not have stand-alone value from the other deliverables to be provided, revenue is recognized over the contractual or estimated performance period, which is typically the term of the research and development obligations. The periods over which revenue should be recognized are subject to estimates by us and may change over the course of the research and development agreement. Such a change could have a material impact on the amount of revenue we record in future periods.

        Payments or reimbursements resulting from our research and development efforts are recognized as the services are performed and are presented on a gross basis so long as there is persuasive evidence of an arrangement, the fee is fixed or determinable, and collection of the related receivable is reasonably assured. Amounts received prior to satisfying the above revenue recognition criteria are recorded as deferred revenue.

        In accordance with ASU 2010-17, we will recognize revenue from milestone payments when: (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement; and (ii) we do not have ongoing performance obligations related to the achievement of the milestone earned. Milestone payments are considered substantive if all of the following conditions are met: the milestone payment (a) is commensurate with either our performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from our performance to achieve the milestone, (b) relates solely to past performance and (c) is reasonable relative to all of the deliverables and payment terms (including other potential milestone consideration) within the arrangement. We have concluded that the clinical and development and regulatory milestones pursuant to our research and development arrangements are substantive.

        Royalty revenue will be recognized when earned. We have not earned any royalty revenues to date.

Accrued Clinical and Preclinical Expenses

        As part of the process of preparing our financial statements, we are required to estimate our accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us monthly in arrears for services performed. We make estimates of our accrued expenses as of each balance sheet date based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. Examples of estimated accrued clinical expenses include:

  •
  fees paid to vendors in connection with the preclinical development activities;
  •
  fees paid to contract manufacturers in connection with the production of preclinical and clinical trial materials;
  •
  fees paid to contract research organizations in connection with clinical studies; and
  •
  fees paid to investigative sites in connection with clinical studies.

        We base our expenses related to preclinical and clinical studies on our estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and contract research organizations that conduct and manage clinical studies on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in us reporting amounts that are too high or too low in any particular period.

Stock-Based Compensation

        We account for stock-based compensation expense in accordance with the provisions of ASC 718, Compensation—Stock Compensation, which addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of or may be settled by the issuance of the enterprise's equity instruments. ASC 718 requires that we measure the cost of equity-based service awards based on the grant-date fair value of the award, net of estimated forfeitures, and recognize the cost of such awards over the period during which the employee is required to provide service in exchange for the award (the vesting period) on a straight-line basis.

        We issue both performance-based stock options and performance-based restricted stock units, or RSUs. Stock-based compensation expense is recognized beginning when it is deemed probable that the performance-based goal will be met, as determined by our board of directors.

        Stock-based compensation expense recognized in accordance with ASC 718 for the years ended December 31, 2013 and 2012 and the six months ended June 30, 2014 and 2013:

	Year Ended December 31,		Six Months Ended June 30,
	2013	2012	2014	2013
	(in thousands)		(in thousands)
Research and development	$ 19	$115	$ 7	$ 9
General and administrative	81	166	105	48

Total stock-based compensation	$100	$281	$112	$57

        As of June 30, 2014, there was $1.2 million of total unrecognized compensation expense, excluding performance-based stock options for which vesting has not been deemed probable, net of estimated forfeitures, related to unvested options granted under our 2013 Stock Plan, 2004 Stock Plan and 2001 Stock Plan. That expense is expected to be recognized as follows:

Year ending December 31,	(in thousands)
2014	$158
2015	311
2016	308
2017	304
2018	112

$1,193

        We expect to continue to grant stock options, and potentially other forms of equity awards, in the future, and to the extent that we do, our actual stock-based compensation expense recognized in future periods will likely increase.

        The intrinsic value of all outstanding options as of June 30, 2014 was approximately $11.6 million, based on an assumed initial public offering price of $12.00 per share, which is the midpoint of the price range on the cover page of this prospectus, of which approximately $8.1 million related to vested options and approximately $3.5 million related to unvested options.

  Determining Fair Value of Stock-Based Awards

        We apply the fair value recognition provisions of ASC 718. Determining the amount of share-based compensation to be recorded requires us to develop estimates of the fair value of stock options as of their grant date. Calculating the fair value of share-based awards requires that we make highly subjective assumptions.

        The fair value of stock options granted were calculated using the following weighted-average assumptions in the Black-Scholes option pricing model for the years ended December 31, 2013 and 2012 and the six months ended June 30, 2014 and 2013:

	Year Ended December 31,		Six Months Ended June 30,
	2013	2012	2014	2013
Expected stock price volatility	85.00%	86.16%	83.00%	87.00%
Expected term of options (in years)	6.25	6.25	6.15	6.25
Weighted-average risk-free interest Rate	1.42%	0.90%	1.96%	1.05%
Expected dividend yield	0%	0%	0%	0%

        The per share estimated fair value of our common stock in the table below represents the determination by our board of directors of the fair value of our common stock as of the date of grant, taking into consideration the various objective and subjective factors described below. We computed the per share weighted average estimated fair value for stock option grants based on the Black-Scholes option pricing model. During 2013 and 2012, our board of directors granted stock options, each having an exercise price based on the grant date fair value of our common stock. The following table sets forth information about our stock grants during the years ended December 31, 2013 and 2012 and the six months ended June 30, 2014:

Date of Issuance	Number of Stock Options Granted	Per Share Exercise Price
June 25, 2014	331,619	$5.29
March 26, 2014	12,389	$3.68
September 25, 2013	434	$3.68
March 27, 2013	434	$6.21
September 26, 2012	3,260	$6.21
May 23, 2012	868	$7.59

        We have historically granted stock options at exercise prices not less than the fair market value of our common stock as determined by our board of directors, with input from management. In the absence of a public trading market for our common stock, our board of directors was required to estimate the fair value of our common stock at each option grant date. The board of directors, in making its independent determination, utilized a number of different sources. We used methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, considering numerous objective and subjective factors to determine common stock fair market value at each option grant date, including third party valuations of the common stock, external market conditions affecting the life sciences industry sector, the prices at which we sold shares of convertible preferred stock, the superior rights and preferences of securities senior to our common stock at the time of each grant, our results of operations and financial position, the status of our research and development efforts, our stage of development and business strategy and the likelihood of achieving a liquidity event such as an initial public offering or sale of our company.

        For each of the above valuations, we used the Hybrid approach, which combines the concepts of the option pricing method, or OM, and the Probability Weighted Expected Return Method, or PWERM, in a single framework.

        The OM treats common stock as call options on the enterprise's value, to be distributed among the common and convertible preferred security classes, with exercise prices based on the liquidation preference of the convertible preferred stock. Therefore, by extension, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of a liquidity event such as a merger, sale or initial public offering, assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the stockholders. The common stock is modeled to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the convertible preferred stock is liquidated. The OM uses the Black-Scholes option pricing model to price the call option. The OM is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasting discrete exit events would be highly speculative.

        The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the rights of each share class. PWERM estimates the common stock value to our stockholders under possible future scenarios. The value per share under each scenario is then probability weighted and the resulting weighted values per share are summed to determine the fair value per share of our common stock. In the IPO scenarios, it is assumed that all outstanding shares of our preferred stock will convert into common stock. Over time, as we achieve certain company-related milestones, the probability of each scenario is evaluated and adjusted accordingly.

        The Hybrid method employs the concepts of the PWERM for a range of exit scenarios and OM for scenarios where the company remains private.

        In determining the estimated fair value of our common stock, our board of directors also considered the fact that our common stock is not freely tradable in the public market. The estimated fair value of our common stock at each grant date reflects a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

Results of Operations

Comparison of Six Months Ended June 30, 2014 and 2013

	Six Months Ended June 30,
			Increase/ (decrease)
	2014	2013
	(in thousands)
Collaborative revenues	$2,329	$1,962	$367
Operating expenses:
Research and development	9,425	7,584	1,841
General and administrative	2,629	2,680	(51)

Total operating expenses	12,054	10,264	1,790

Operating income	(9,725)	(8,302)	(1,423)
Other income	218	304	(86)
Interest income	29	43	(14)
Interest expense	(541)	(768)	227

Net income	$(10,019)	$(8,723)	$(1,296)

        Collaborative Revenues.    Revenue for the six months ended June 30, 2014 was $2.3 million compared to $2.0 million for the six months ended June 30, 2013, an increase of approximately $0.3 million. The increase was primarily due to an increase of collaborative research payments of $0.4 million, partially offset by a decrease of upfront license fee amortization of $0.1 million.

        Research and Development.    Research and development expense for the six months ended June 30, 2014 was $9.4 million compared to $7.6 million for the six months ended June 30, 2013, an increase of approximately $1.8 million. The increase was attributable to a $1.5 million increase in preclinical trial expenses associated with our RORgt program and new discovery program in immuno-oncology; and a $0.3 million increase in outsourced professional scientific services.

        Included in research and development expense were stock-based compensation charges of $7,000 and $9,000 for the six months ended June 30, 2014 and 2013, respectively.

        General and Administrative.    General and administrative expense for the six months ended June 30, 2014 was $2.6 million compared to $2.7 million for the six months ended June 30, 2013, a decrease of $0.1 million. The decrease was primarily a result of $0.4 million decrease in outside patent costs partially offset by a $0.3 million increase in recruiting expenses.

        Included in general and administrative expense were stock-based compensation charges of $105,000 and $48,000 for the six months ended June 30, 2014 and 2013, respectively.

        Other Income.    Other income for the six months ended June 30, 2014 was $0.2 million compared to $0.3 million for the six months ended June 30, 2013. The decrease was primarily attributable to the revaluation of the fair value of our warrant liability.

        Interest Income.    Interest income for the six months ended June 30, 2014 was $28,815 compared to $43,106 for the six months ended June 30, 2013. The decrease in interest income was attributable to a decrease in our average cash balance and the average interest rates of our investments for the six months ended June 30, 2014 compared to June 30, 2013.

        Interest Expense.    Interest expense for the six months ended June 30, 2014 was $0.6 million compared to $0.8 million for the six months ended June 30, 2013, a decrease of $0.2 million. The decrease was entirely due to a reduction in our average loan balance in 2014 from monthly principal payments being applied against our notes payable.

Comparison of Years Ended December 31, 2013 and 2012

	Year Ended December 31,
			Increase/ (decrease)
	2013	2012
	(in thousands)
Collaborative revenues	$22,513	$22,348	$165
Operating expenses:
Research and development	14,917	15,927	(1,010)
General and administrative	5,406	4,915	491

Total operating expenses	20,323	20,842	(519)

Operating income	2,190	1,506	684
Other income	327	243	84
Interest income	70	101	(31)
Interest expense	(1,425)	(1,627)	202

Net income	$1,162	$223	$939

        Collaborative Revenues.    Revenue for the year ended December 31, 2013 was $22.5 million compared to $22.3 million for the year ended December 31, 2012, an increase of approximately $0.2 million. The increase was primarily due to an increase in milestone revenue of $2.0 million, partially offset by a decrease in upfront license fee amortization of $1.6 million. In both periods, all of our revenue was related to our BI strategic partnerships. Specifically, in 2013, we received $18.0 million in milestone payments related to the BACE Agreement, and in 2012, we earned $7.0 million in milestone revenue related to the 11b Agreement and $9.0 million related to the BACE Agreement.

        Research and Development.    Research and development expense for the year ended December 31, 2013 was $14.9 million compared to $15.9 million for the year ended December 31, 2012, a decrease of approximately $1.0 million. The decrease was primarily attributable to a $2.0 million decrease in pre-clinical trial expenses associated with our LXRb program and a $0.6 million decrease in outsourced professional scientific services, partially offset by a $1.1 million increase in preclinical trial expenses associated with the RORgt program and an increase in salaries and benefits costs of $0.9 million primarily due to successfully obtaining non-equity incentive plan targets for the year ended December 31, 2013. Non-equity incentive plan bonuses were not paid for the year ended December 31, 2012.

        Included in research and development expense were stock-based compensation charges of $19,000 and $115,000 for the years ended December 31, 2013 and 2012, respectively.

        General and Administrative.    General and administrative expense for the year ended December 31, 2013 was $5.4 million compared to $4.9 million for the year ended December 31, 2012, an increase of $0.5 million. The increase was primarily attributable to a $0.5 million increase in salaries and benefits expenses due to successfully obtaining non-equity incentive plan targets for the year ended December 31, 2013. Non-equity incentive plan bonuses were not paid for the year ended December 31, 2012.

        Included in general and administrative expense were stock-based compensation charges of $81,000 and $166,000 for the years ended December 31, 2013 and 2012, respectively.

        Other Income.    Other income for the year ended December 31, 2013 was $0.3 million compared to $0.2 million for the year ended December 31, 2012, an increase of $0.1 million. The increase was due to the sale of Pennsylvania tax credits of $0.1 million.

        Interest Income.    Interest income for the year ended December 31, 2013 was $70,000 compared to $101,000 for the year ended December 31, 2012. The decrease in interest income was primarily attributable to a decrease in the average interest rates of our investments of 0.3% in 2012 to 0.2% in 2013.

        Interest Expense.    Interest expense for the year ended December 31, 2013 was $1.4 million compared to $1.6 million for the year ended December 31, 2012, a decrease of $0.2 million. The decrease was entirely due to a reduction in our average loan balance in 2013 from monthly principal payments being applied against outstanding notes payable.

Liquidity and Capital Resources and Plan of Operations

        We have funded our operations principally through the private placement of equity securities, revenue from strategic partnerships, debt financing and interest income. As of June 30, 2014, we have received gross proceeds of $120.1 million from the issuance of convertible preferred stock, including $40.0 million of equity sales to our strategic partners. As of June 30, 2014, we had received an aggregate of $132.7 million in cash from non-equity capital in the form of license fees, milestone payments and research and development funding received from our strategic partners. In addition, we have received approximately $39.8 million in funding from our debt financings with various commercial lenders. As of June 30, 2014, we had an accumulated deficit of $120.9 million and working capital of $10.0 million which includes cash, cash equivalents and short-term investments of approximately $18.1 million. We received a $6.0 million milestone payment in the third quarter of 2014 from BI under our 11b HSD1 agreement. Currently, our funds are invested in money market funds, certificates of deposit, and U.S. Treasury notes.

Cash Flows

Comparison of Six Months Ended June 30, 2014 and 2013

        The following table summarizes our cash flows for the six months ended June 30, 2014 and 2013:

	Six Months Ended June 30,
	2014	2013
	(in thousands)
Net cash (used in) provided by:
Operating activities	$(11,441)	$3,710
Investing activities	1,752	(1,593)
Financing activities	(2,748)	(1,759)

Net (decrease) increase in cash and cash equivalents	$(12,437)	$358

Net cash provided by (used in) operating activities

        During the six months ended June 30, 2014, our operating activities used cash of $11.4 million. The cash used in operating activities primarily resulted from our net loss of $10.0 million and cash outflow from net changes in operating assets and liabilities of $1.6 million. Changes in operating assets and liabilities included a decrease in deferred revenue of $2.0 million, due primarily to the amortization of upfront license and FTE payments from BI, partially offset by a $0.2 million increase in accounts payable and accrued expenses and a $0.2 million decrease in prepaid expenses and other current assets.

        During the six months ended June 30, 2013, our operating activities provided cash of $3.7 million. The cash provided by operations primarily resulted from our net loss of $8.7 million and cash inflow from net changes in operating assets and liabilities of $12.4 million, which included a reduction in accounts receivable of $8.7 million and an increase in deferred revenue of $3.1 million, due primarily from an amendment to BACE Agreement to expand the core BACE indication to include diabetes and metabolic disease, which was received in the first quarter of 2013 and was recognized through June 30, 2014.

Net cash used in investing activities

        During the six months ended June 30, 2014 our investing activities provided cash of $1.8 million. The cash provided by investing activities was primarily a result of the sale and maturity of marketable securities exceeding the purchase price of similar marketable securities. Purchases of property and equipment for the six months ended June 30, 2014 were $127,000.

        During the six months ended June 30, 2013, our investing activities used cash of $1.6 million. The cash used in investing activities was primarily a result of purchases of marketable securities exceeding the sale and maturity of similar marketable securities. Purchases of property and equipment for the six months ended June 30, 2013 was $141,000.

Net cash used in financing activities

        During the six months ended June 30, 2014 and 2013, our financing activities used cash of $2.7 million and $1.8 million, respectively. The cash used in financing activities in 2014 was a result of principal payments on notes payable of $2.7 million and payment of offering costs of $0.1 million. The cash used in 2013 was primarily a result of principal payments on notes payable of $2.0 million, partially offset by the reduction of restricted cash of $0.2 million.

Comparison of Years Ended December 31, 2013 and 2012

        The following table summarizes our cash flows for the year ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012
	(in thousands)
Net cash provided by (used in):
Operating activities	$12,135	$(9,837)
Investing activities	5,672	(3,519)
Financing activities	(4,281)	33

Net increase (decrease) in cash and cash equivalents	$13,526	$(13,323)

Net cash provided by (used in) operating activities

        During the year ended December 31, 2013, our operating activities provided cash of $12.1 million. The cash provided by operating activities primarily resulted from our net income of $1.2 million and cash inflows from net changes in operating assets and liabilities of $10.7 million, which included a reduction in accounts receivable of $8.7 million and an increase in deferred revenue of $1.1 million, due primarily from an amendment to BACE Agreement to expand the core BACE indication to include diabetes and metabolic disease which is being recognized through June 30, 2014.

        During the year ended December 31, 2012, our operating activities used cash of $9.8 million. The cash used in operations primarily resulted from our net income of $0.2 million adjusted for noncash increases of $0.7 million and cash outflows from net changes in operating assets and liabilities of $10.8 million. Non-cash increases were primarily attributable to depreciation and amortization of $0.5 million. Changes in operating assets and liabilities included an increase in accounts receivable of $8.7 million due to a milestone earned in December 2012 and a decrease in deferred revenue of $2.2 million primarily related to the amortization of upfront license fees from BI.

Net cash provided by (used in) investing activities

        During the year ended December 31, 2013, our investing activities provided cash of $5.7 million. The cash provided by investing activities for the year ended 2013 was due primarily from the sales and maturities of marketable securities exceeding the purchases of similar marketable securities. Purchases of property and equipment for the year ended December 31, 2013 was $0.2 million.

        During the year ended December 31, 2012, our investing activities used cash of $3.5 million. The cash used by investing activities for the year ended 2012 was due primarily from the net result of purchases of marketable securities exceeding the sale and maturity of similar marketable securities. Purchases of property and equipment for the year ended December 31, 2012 was $0.1 million.

Net cash provided by (used in) financing activities

        During the year ended December 31, 2013, our financing used cash of $4.3 million. The cash used in financing activities in 2013 was a result of the beginning of principal payments on notes payable of $4.6 million partially offset by the reduction of restricted cash of $0.3 million.

        During the year ended December 31, 2012, our financing activities provided cash of $33,000. The cash provided in 2012 was primarily due to cash received from the reduction of restricted cash of $50,000, offset partially by the payment of loan financing fees in the amount of $31,000.

  Credit Facility

        On December 22, 2011, we entered into a $15.0 million senior secured credit facility with Oxford Finance LLC and Silicon Valley Bank and drew all funds at that time. Pursuant to the terms of the loan and security agreement evidencing the credit facility, we made monthly payments of interest only through January 1, 2013 and, thereafter, we make monthly payments of principal and interest over the remaining 33 months of the loan. The credit facility bears interest at the rate of 8.85% per annum. Monthly payments are $513,765. The final payment will include an additional interest payment of $0.3 million, which is being recognized as interest expense over the term of the loan. As a result, the effective interest rate on the loan is 9.49% per annum. We may prepay the debt subject to certain prepayment fees. The credit facility also prohibits us from paying dividends on our equity securities.

        The credit facility is secured by all of our assets other than intellectual property for which we have provided a negative pledge. The credit facility contains customary affirmative and negative covenants. As of June 30, 2014 and December 31, 2013, we were in compliance with all of the covenants under our credit facility.

        The principal balance of the loan was $7.7 million and $10.4 million at June 30, 2014 and December 31, 2013, respectively.

  Plan of Operation

        We anticipate we will incur net losses for the next several years as we complete preclinical studies and initiate clinical development of our RORgt and LXRb programs. In addition, we plan to continue to invest in discovery efforts to explore additional targets, including our new discovery program in immuno-oncology, build commercial capabilities and expand our corporate infrastructure. We may not be able to complete the development and initiate commercialization of these programs if, among other things, our preclinical research and clinical trials are not successful or if the FDA does not approve our product candidates arising out of our current preclinical program when we expect, or at all.

        Following this offering, we will be a publicly-traded company and will incur significant legal, accounting and other expenses that we were not required to incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules adopted by the SEC and The NASDAQ Stock Market, requires public companies to implement specified corporate governance practices that are currently inapplicable to us as a private company. We expect these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

        We believe that the net proceeds from this offering, together with a $6.0 million milestone payment received in the third quarter of 2014 from BI and our existing cash, cash equivalents and marketable securities, will be sufficient to fund our operations through the first half of 2016. We do not currently anticipate receiving any additional milestone payments from BI prior to the first half of 2016. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. If we are required to raise additional capital, we may seek to sell additional equity or debt securities or incur indebtedness. The sale of additional equity and debt securities may result in additional dilution to our stockholders. If we raise additional funds through the issuance of debt securities or preferred stock, these securities could have rights senior to those of our common stock and could contain covenants that would restrict our operations. We may also seek funding through collaborations or other similar arrangements with third parties. If we are unable to raise sufficient additional capital we may need to substantially curtail our planned operations.

        Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

  •
  the number and characteristics of the product candidates we pursue;
  •
  the scope, progress, results and costs of researching and developing our product candidates, and conducting preclinical and clinical trials;
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  the timing of, and the costs involved in, obtaining regulatory approvals for our product candidates;
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  the cost of manufacturing our product candidates and any products we successfully commercialize;

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  our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;
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  the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation; and
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  the timing, receipt and amount of sales of, or milestone payments related to or royalties on, our current or future product candidates, if any.

Please see "Risk Factors" for additional risks associated with our substantial capital requirements.

Contractual Obligations and Commitments

        The following table summarizes our contractual obligations at December 31, 2013:

	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
	(in thousands)
Short and long-term debt obligation (including interest)	$11,603	$6,165	$5,438	$ —	$—
Operating lease obligations(1)	3,263	778	1,595	890	—

Total contractual cash obligations	$14,866	$6,943	$7,033	$890	$—

(1)
Our operating lease obligations are primarily related to leases for our office and lab facilities.

        The table above detailing contractual commitments and obligations does not include severance pay obligations to certain of our executive officers in the event of a not-for-cause termination under existing employment contracts. The cash amount for which we might be liable upon any such termination, based on current executive pay and bonus levels, could range between $0.1 million to $1.3 million.

        As of June 30, 2014, there has been no material change in the contractual obligations set forth above since December 31, 2013 other than scheduled payments through such date.

Purchase Commitments

        We have no material non-cancelable purchase commitments with contract manufacturers or service providers as we have generally contracted on a cancelable basis.

Off-Balance Sheet Arrangements

        During the years ended December 31, 2013 and 2012, and the six months ended June 30, 2014, we did not have any off-balance sheet arrangements, as defined under SEC rules.

Tax Loss Carryforwards

        As of December 31, 2013, we have net operating loss, or NOL, carryforwards of approximately $66.4 million to offset future federal income taxes and approximately $61.6 million to offset future state income taxes. The federal and state net operating loss carryforwards begin to expire in 2024. Pennsylvania limits the amount of NOL carryforwards which can be used to offset Pennsylvania taxable income. For tax years beginning after 2013, the limitations on using NOLs generated in prior years is the greater of $4.0 million or 25% of Pennsylvania taxable income before the NOL deduction. For taxable years beginning after 2014, the limitation will increase to the greater of $5.0 million or 30% of Pennsylvania taxable income before the NOL deduction. We also have research and development and investment tax credit carryforwards of approximately $5.1 million to offset future federal income taxes, and approximately $0.2 million to offset future Pennsylvania state income taxes. The federal tax credits begin to expire in 2021. In addition, the occurrence of certain events, including significant changes in ownership interests, may limit the amount of the net operating loss carryforwards and tax credit carryforwards available to be used in future years.

        At December 31, 2013, we recorded a 100% valuation allowance against our deferred tax assets of approximately $49.5 million, as our management believes it is not more likely than not that they will be realized. If we determine in the future that we will be able to realize all or a portion of our net operating loss carryforwards, an adjustment to our net operating loss carryforwards would increase net income in the period in which we make such a determination.

Recently Adopted Accounting Standards

        We did not adopt any new accounting pronouncements during the year ended December 31, 2013 or six months ended June 30, 2014 that had a material effect on our financial statements.

        In May 2014, the Financial Accounting Standards Board issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 will supersede and replace nearly all existing U.S. GAAP revenue recognition guidance, including industry-specific guidance. The guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods therein. We are evaluating ASU 2014-09 and have not yet determined what, if any, effect ASU 2014-09 will have on our results of operations or financial condition.

Quantitative and Qualitative Disclosures about Market Risks

        We are exposed to market risk related to changes in interest rates. As of June 30, 2014 and December 31, 2013, we had cash and cash equivalents and marketable securities of $18.1 million and $32.5 million, respectively, consisting of money market funds, certificates of deposit, and U.S. Treasury notes. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our investments are in short-term marketable securities. Our marketable securities are subject to interest rate risk and will fall in value if market interest rates increase. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our portfolio. We have the ability to hold our marketable securities until maturity, and therefore we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a change in market interest rates on our investments. We do not currently have any auction rate securities.

        We contract with research organizations and investigational sites globally. We may be subject to fluctuations in foreign currency rates in connection with these agreements. We do not hedge our foreign currency exchange rate risk.

        Our long-term debt obligations bear interest at fixed rates. As a result, we have limited exposure to changes in interest rates.

JOBS Act

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy or information statements, exemptions from the requirements of holding a non-binding advisory vote on executive compensation and seeking stockholder approval of any golden parachute payments not previously approved and not being required to adopt certain accounting standards until those standards would otherwise apply to private companies.

        As an emerging growth company, we have irrevocably elected to not take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards and, as a result, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

BUSINESS

Overview

        We are a clinical stage biotechnology company focused on discovering and developing novel, small molecule drugs for diseases that represent large market opportunities where there are significant unmet medical needs. We are developing a robust and growing portfolio of novel product candidates generated by Contour®, our proprietary structure-based drug discovery platform. Our team of accomplished scientists utilizes Contour to rapidly discover highly potent and selective product candidates for validated but difficult-to-drug targets in multiple disease areas. Our most advanced product candidates include VTP-34072, which commenced the first Phase 2 clinical trial for the treatment of type 2 diabetes in July 2014, with data expected in the first half of 2015, and VTP-37948, which is in Phase 1 clinical trials for the treatment of Alzheimer's disease, or Alzheimer's, with data expected in the second half of 2014. Both products are being developed by Boehringer Ingelheim GmbH, or BI, under separate collaborations. Due to the fact that the trials for VTP-34072 and VTP-37948 are being conducted by BI in Germany, no IND applications have been submitted in the United States to date. These collaborations have provided us with an aggregate of $152 million in funding as of June 30, 2014, including upfront license fees, research funding and success-based milestone payments as well as equity investments. In addition, we have several wholly-owned products advancing in preclinical studies, including VTP-43742 for the treatment of autoimmune disorders, with Phase 1 proof-of-concept expected by the end of 2015, VTP-38443 for the treatment of acute coronary syndrome, and VTP-38543 for the treatment of atopic dermatitis. We intend to advance and retain rights to these and other programs and product candidates that we believe can be developed and commercialized by us, and to strategically partner where doing so can accelerate a program and generate non-dilutive capital for us.

        We are a structure-based drug discovery company, and have leveraged our expertise to create a growing portfolio of novel, potent and selective product candidates. We utilize Contour to discover and develop product candidates for validated therapeutic targets against which the industry has traditionally struggled to develop drugs due to challenges related to potency, selectivity, pharmacokinetics, or patentability issues. We refer to these targets as "difficult-to-drug." Contour's computational software uses artificial intelligence and sophisticated algorithms to model the assembly of molecular fragments, which are chemical structures consisting of one to several atoms, into fully elaborated, drug-like structures that precisely fit each target's 3-dimensional binding site. These molecules are then assessed by Contour's state-of-the-art scoring function to identify the most promising and drug-like structures. Together, these functions allow us to rapidly focus on those structures with the highest potential from among hundreds of billions of possibilities for a given biologic target. We chemically synthesize, comprehensively test and critically evaluate these novel structures rapidly, iterating each new data set back into the design process until we identify product candidates with demonstrable first- or best-in-class potential. Our experienced scientists are experts in the related disciplines of structural biology, molecular modeling (i.e., the design of drugs using computers), medicinal chemistry and biology. Our scientists utilize our platform and approach for each of our product candidates to rapidly overcome discovery obstacles. We have achieved animal proof-of-concept with a qualified product candidate in less than 18 months from the initiation of a program.

        Our current portfolio of product candidates includes:

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  VTP-34072 is being developed for type 2 diabetes. According to the American Diabetes Association, approximately 17 million Americans had a diagnosis of type 2 diabetes as of 2010. If the present trends continue, as many as 1 in 3 American adults are expected to have type 2 diabetes in 2050. Overall, the economic cost of diagnosed type 2 diabetes in the United States was approximately $245 billion in 2012 and of that approximately $9.6 billion was spent on prescription products to treat the disease. We expect VTP-34072 to be differentiated from other oral anti-diabetic agents because, based on its mechanism of action and our preclinical data, in addition to having a glucose lowering effect, it has a positive impact on multiple cardiovascular and metabolic risk factors associated with metabolic syndrome. Patients with metabolic syndrome, which afflicts approximately 85% of type 2 diabetics, are characterized by being overweight and having elevated glucose, blood pressure, cholesterol and triglycerides, or TGs, while having decreased levels of high-density lipoprotein, or HDL, cholesterol, HDL-C or "good cholesterol." Cortisol, a steroid hormone made by the body, plays a key role in the pathogenesis, or disease mechanism, of metabolic syndrome. VTP-34072 inhibits 11b hydroxysteroid dehydrogenase type 1, or 11b HSD1, the enzyme responsible for the production of cortisol in tissues where active glucose metabolism takes place, including the liver and adipose, or fat, tissue. In Phase 1 clinical trials involving 142 patients, VTP-34072 was well tolerated and demonstrated highly potent and selective inhibition of 11b HSD1 in adipose tissue, and had a pharmacokinetic profile which we believe is consistent with once-a-day dosing in humans. VTP-34072 commenced the first Phase 2 clinical trial involving 126 type 2 diabetic patients in July 2014 and is expected to have results in the first half of 2015. We received a milestone payment of $6.0 million from BI in the third quarter of 2014 as a result of the first patient having been dosed in this trial.

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  VTP-37948 is being developed for Alzheimer's. Alzheimer's is a devastating disease that causes problems with memory, thinking and behavior. According to the Alzheimer's Foundation of America, an estimated 5.1 million Americans had Alzheimer's as of 2013 and the average annual cost of care for Alzheimer's patients over the age of 70 in the United States was estimated to be between $157 billion and $210 billion in 2010. Alzheimer's is characterized by the accumulation of extracellular protein deposits in the brain that are called amyloid plaques. The accumulation of these plaques is believed to directly damage neurons and to trigger additional responses that further contribute to the disease. Amyloid production begins with an enzyme in the brain known as b-Site Amyloid Precursor Protein Cleaving Enzyme 1, or BACE. We discovered and are developing VTP-37948, a BACE inhibitor, in collaboration with BI. In preclinical studies, VTP-37948 demonstrated highly potent and selective inhibition of BACE in the brain, with up to 95% lowering of brain amyloid beta levels. VTP-37948 is currently in two Phase 1 clinical trials involving a total of 68 healthy volunteers. The first clinical trial includes endpoints of safety, tolerability and pharmacokinetics. The second clinical trial looks at the effects of VTP-37948 on a key biomarker of activity, amyloid beta concentration in the cerebrospinal fluid. Results from both of these clinical trials are expected in the second half of 2014.
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  We are developing VTP-43742 for autoimmune disorders. Autoimmune disorders comprise a large number of disease conditions where the body mounts an inappropriate immune response against normal, healthy tissues. These disorders include commonly known diseases such as psoriasis, multiple sclerosis, or MS, and rheumatoid arthritis, or RA, as well as rarer conditions such as Behcet's disease and autoimmune uveitis. Increased activity of a class of lymphocytes called Th17 cells is a critical part of the pathophysiology of many human autoimmune disorders. RAR-Related Orphan Receptor gamma-t, or RORgt, is a nuclear hormone receptor that is essential for the formation and function of these Th17 cells. Preclinical studies in animal models have demonstrated that inhibition of RORgt activity is beneficial for the treatment of multiple autoimmune disorders. In preclinical studies, VTP-43742 has been shown to inhibit the secretion of Interleukin 17, or IL-17, and other cytokines, which are pro-inflammatory proteins, from Th17 cells, and has been demonstrated to be therapeutically beneficial in an animal model of MS. These studies also show that VTP-43742 is well absorbed after oral administration in multiple animal species and has a long half-life in plasma, which we believe is consistent with once-a-day dosing in humans. We plan to file an Investigational New Drug Application, or IND, with the U.S. Food and Drug Administration, or FDA, for VTP-43742 in the first half of 2015, with Phase 1 clinical trials commencing thereafter. We expect to have Phase 1 proof-of-concept data by the end of 2015.
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  We are developing VTP-38443 for acute coronary syndrome, or ACS. According to the American Heart Association, as of 2005, there were approximately 1.4 million hospital discharges in the United States due to ACS. In an article published in the American Journal of Managed Care, the economic impact of ACS is estimated to be greater than $150 billion annually and the direct medical cost for ACS is estimated at $75 billion, with a significant portion associated with drug therapy. ACS patients have cholesterol plaque build-up in their blood vessels and specific evidence of risk for an impending heart attack. Patients diagnosed with ACS have a 10-20% incidence of a serious cardiovascular event within six months. Liver X receptors, or LXRs, which include LXRa and LXRb, work to transport cholesterol out of cells and inhibit the production of inflammatory proteins. Several studies have demonstrated that LXR agonists will promote reverse cholesterol transport, or RCT, which is the transport of cholesterol from cells back to liver for excretion from the body, in vivo in mice and prevent the development of atherosclerosis. Our research suggests that it is important to develop LXR modulators that are agonists for LXRb while avoiding activity of LXRa to reduce effects on liver and plasma TGs. VTP-38443, an orally active LXRb selective agonist, works by augmenting RCT, helping remove cholesterol from the plaque in vessel walls and by inhibiting the production of pro-inflammatory proteins around the plaque. Both of these mechanisms make the plaque less inflamed and more stable, which we believe lowers the risk of plaque rupture and blood clot formation that may lead to a heart attack, and could make VTP-38443 a potential complement to current therapies for ACS. In preclinical studies, VTP-38443 decreased plaque formation by more than 60% and lowered the plaque's inflammatory state. We anticipate completing the necessary preclinical studies and filing an IND for VTP-38443 in the first half of 2016, with Phase 1 clinical trials commencing thereafter.

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  We are developing VTP-38543 topically for atopic dermatitis, also known as eczema. Atopic dermatitis is a common inflammatory skin disease most commonly seen in children. According to the National Eczema Association, an estimated 31.6 million people in the United States have symptoms of eczema or eczematous conditions. In 2002, it was estimated that third party payors, such as Medicaid and private insurers, incurred costs as high as $3.8 billion for patients 65 and younger. Atopic dermatitis is characterized by a loss of barrier function, which is the impermeable outer layer of the skin, and skin inflammation. Similar to VTP-38443, VTP-38543 transports lipids out of cells and decreases inflammation, in this case in damaged skin tissue. VTP-38543, an LXRb selective agonist, has been shown in preclinical studies to stimulate the development of mature skin cells known as corneocytes as well as to increase the surrounding lamellar body lipids in the skin to improve its barrier function, while also decreasing skin inflammation. In a preclinical model of atopic dermatitis, VTP-38543 has demonstrated equal or superior efficacy versus high potency topical corticosteroids, the current standard of care. We anticipate completing the necessary preclinical studies and filing an IND for VTP-38543 by the second half of 2015, with Phase 1 clinical trials commencing thereafter.

        In addition to our existing product candidates, our team of scientists is currently utilizing Contour in our new discovery program in immuno-oncology.

        Our executive management team and accomplished drug discovery scientists possess substantial experience across the full spectrum of drug discovery, development and commercialization. Our Chief Executive Officer previously held a number of executive and commercial positions at Bristol-Myers Squibb Company, or BMS, including head of BMS' Immunology and Virology divisions. While at BMS, he successfully launched products in several therapeutic areas. Our Chief Scientific Officer was previously head of Clinical Discovery for BMS, where he was involved in the development of all of BMS' compounds from preclinical candidate selection through to human proof-of-concept, including central nervous system agent Abilify (aripriprazole), cardiovascular agent Eliquis (apixaban), oncology agent Erbitux (cetuximab) and Sprycel (dasatinib), virology agent Reyataz (atazanavir) and immunology agent Orencia (abatacept). Three internationally recognized medicinal chemists—two professors of chemistry from Harvard University and a former Merck distinguished scientist now in the American Chemical Society's Hall of Fame—founded our company.

        We seek to aggressively protect our assets by broadly filing patent applications that cover the novel discoveries we create. Each of our most advanced product candidates is the subject of patents and patent applications for composition of matter and methods of treatment in major markets worldwide. These patents and patent applications, if granted, are expected to provide us with intellectual property protection for all of our current product candidates until 2030 and beyond. We intend to continue to expand our intellectual property protections by seeking and maintaining domestic and international patents on inventions that are commercially important to our business. We will also rely on know-how and continuing technological innovation to develop and maintain our proprietary position.

Our Strategy

        Our goal is to leverage our leadership in structure-based drug discovery to deliver first- or best-in-class small molecule compounds to patients in diseases that represent large market opportunities where there are significant unmet medical needs.

        The key elements of our business strategy are to:

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  Advance our growing portfolio of product candidates.  We have discovered internally a pipeline of novel product candidates in a variety of important disease areas, including VTP-34072 for type 2 diabetes / metabolic syndrome, VTP-37948 for Alzheimer's, VTP-43742 for autoimmune disorders, VTP-38443 for acute coronary syndrome, VTP-38543 for atopic dermatitis and have recently initiated a discovery program in immuno-oncology. We have entered into separate collaborations with BI to advance VTP-34072 and VTP-37948. We intend to retain rights to VTP-43742, VTP-38443 and VTP-38543, which we believe we can effectively advance through the next phase of clinical development.
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  Establish late-stage development and commercialization capabilities for certain of our product candidates in the United States and potentially other markets.  We intend to retain rights to and advance product candidates in certain therapeutic and geographic areas where we believe that we can effectively further develop and, if approved, commercialize a product candidate. For example, we intend to progress VTP-43742 for autoimmune disorders in the United States because we believe that many potential autoimmune disorders are treated by specialist physicians who could be reached by a focused commercial organization.
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  Selectively collaborate with large biotechnology and pharmaceutical companies to maximize the value of our product candidates.  We intend to continue to seek opportunities to collaborate with large pharmaceutical and biotechnology companies for certain therapeutic areas and geographies where we can leverage our collaborators' development, regulatory and commercial expertise to maximize the value of our product candidates. We currently have two collaborations, both with BI, from which, through June 30, 2014, we have received $152.4 million, including upfront license fees, research funding and success-based milestone payments as well as equity investments. These collaborations have enhanced the progress of our type 2 diabetes and Alzheimer's programs and given us access to BI's global commercialization infrastructure to pursue these large market opportunities.
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  Leverage Contour, our proprietary structure-based drug discovery platform, to rapidly discover novel small molecule product candidates for additional validated, difficult-to-drug targets.  We plan to continue to apply Contour to targets that have significant unmet medical needs and well validated biology, but which have traditionally been considered difficult-to-drug. We believe targets with validated biology, achieved through genetics, animal data and direct clinical experience, increase the probability of success of our discoveries. Difficult-to-drug targets provide an opportunity to leverage our structure-based drug discovery capabilities with Contour to overcome significant discovery obstacles, including potency, selectivity, pharmacokinetics properties and novelty, and to discover and advance new product candidates with first- or best-in-class potential. We expect that using Contour and applying these selection criteria will result in the discovery and development of product candidates with the potential to have significant competitive advantages.

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  Continue investing in technology, people and intellectual property.  We believe that our technological approach to drug discovery, combined with our world class team of scientists spanning various scientific functions, enhances our ability to quickly and effectively discover and develop novel compounds. We have invested significant resources in these areas, including $18.6 million spent on development and enhancement of Contour. We intend to continue to invest in Contour and to recruit the world's leading scientists in order to maintain our leadership in the field. We seek to aggressively protect our assets by broadly filing patent applications that cover the novel discoveries we create.

Product Pipeline

        The following table summarizes key information about our most advanced product candidates:

PRODUCT CANDIDATE	INDICATION (TARGET)	WORLDWIDE COMMERCIAL RIGHTS	STAGE OF CLINICAL DEVELOPMENT AND ANTICIPATED MILESTONES
VTP-34072	Type 2 Diabetes and metabolic syndrome (11b HSD1)	BI	• Phase 2 clinical trial initiated in July 2014 • Results expected in first half of 2015

VTP-37948	Alzheimer's Disease (BACE)	BI	• Phase 1 clinical trial initiated in first half of 2014 • Phase 1 biomarker trial initiated in first half of 2014 • Results for both trials expected in second half of 2014

VTP-43742	Psoriasis, Multiple Sclerosis, other autoimmune diseases (RORgt)	Vitae	• Phase 1 clinical trial expected to begin in first half of 2015 • Phase 1 human proof-of-concept results expected by end of 2015

VTP-38443	Acute Coronary Syndrome (LXRb)	Vitae	• Phase 1 clinical trial expected to begin in first half of 2016

VTP-38543	Atopic Dermatitis (LXRb)	Vitae	• Phase 1 clinical safety and pharmacokinetics trial initiation and results expected in second half of 2015

  VTP-34072 Targeting 11b Hydroxysteroid Dehydrogenase Type 1 (11b HSD1) for Type 2 Diabetes and Metabolic Syndrome

  Overview

        VTP-34072, our orally active 11b HSD1 inhibitor, is being developed in collaboration with BI for type 2 diabetes. For FDA regulatory purposes, we expect the indication for VTP-34072 will be for the improvement of glycemic control in type 2 diabetes. However, we believe it will be differentiated from other oral anti-diabetic agents by having a positive impact on multiple cardiovascular and metabolic risk factors associated with metabolic syndrome. Patients with metabolic syndrome, which afflicts approximately 85% of type 2 diabetics, are characterized by being overweight and having elevated glucose, blood pressure, cholesterol and triglycerides, while having decreased levels of HDL-C or "good cholesterol." Individuals with metabolic syndrome have demonstrated abnormalities in cortisol metabolism. Cortisol is synthesized by the adrenal gland and is produced in tissues from the precursor, cortisone, by the enzyme 11b HSD1. This enzyme is present in multiple tissues, especially in liver and adipose tissue. Clinical trials and preclinical studies have shown that 11b HSD1 inhibition can suppress the conversion of inactive cortisone into active cortisol in tissue and thereby reduce cortisol levels in relevant tissues. We believe inhibition of cortisol activation should increase glucose uptake in muscle and adipose tissue, decrease hepatic glucose production and offer a new therapeutic option in type 2 diabetes with metabolic syndrome.

        Using Contour, we have discovered potent, selective 11b HSD1 inhibitors in collaboration with BI. We optimized these compounds for inhibiting the isolated enzyme and inhibiting the conversion of cortisone to cortisol in biopsies of human adipose tissue and selected VTP-34072 for further development. In Phase 1 clinical trials involving 142 individuals conducted by BI, VTP-34072 was found to be safe and well tolerated in a single ascending dose trial and an ascending two week daily dosing trial. In these clinical trials, VTP-34072 inhibited 11b HSD1 enzyme activity in adipose tissue by greater than 90% at multiple dose levels at 24 hours after the last dose, and demonstrated a long half-life in plasma, which we believe is consistent with once-a-day dosing in humans. A Phase 2 clinical trial in obese patients with type 2 diabetes commenced in July 2014, with data expected in the first half of 2015.

  Cortisol in Metabolic Disease

        Two diseases, Cushing's syndrome and Addison's disease, support the role of cortisol in metabolic syndrome. In Cushing's syndrome, patients have high levels of cortisol which causes many of the same morbidities that afflict metabolic syndrome patients, including visceral obesity, abdominal obesity, high TGs, low HDL-C, elevated blood pressure and elevated glucose levels, with Cushing's Syndrome patients being predisposed to having overt diabetes. Conversely, in Addison's disease, which is caused by a deficiency in cortisol, patients have decreased hepatic glucose production and hypoglycemia, or low blood glucose. Rodent models of metabolic syndrome also provide support for the role of elevated cortisol levels in metabolic syndrome. Rodents with elevated levels of corticosteroids have impaired glucose uptake in muscle and adipose tissue, and enhanced liver glucose production.

  11b HSD1 as a Target in Type 2 Diabetes and Metabolic Syndrome

        As shown in the Figure 1 below, 11b HSD1 catalyzes the conversion of inactive cortisone to the active steroid hormone, cortisol. 11b HSD1 is highly expressed in most tissues, including liver, adipose and brain tissue and is the only enzyme known to generate cortisol from cortisone in peripheral tissues. Another enzyme, 11b HSD2, catalyzes the reverse reaction, inactivating cortisol and converting it to cortisone. 11b HSD2 is expressed in the kidney, sweat and salivary glands. Its main biological role is to protect the kidney from excess cortisol.

Figure 1: The interconversion between inactive cortisone and active cortisol is mediated by two distinct enzymes, 11b HSD1 and 11b HSD2.

        We believe that 11b HSD1 inhibition in metabolic syndrome patients will protect them from progression to type 2 diabetes and the associated atherosclerotic vascular disease, also known as hardening of the arteries, by lowering their liver and adipose tissue cortisol levels, without lowering cortisol levels in the blood. This tissue specific lowering of cortisol levels, without lowering blood levels, is important to prevent treated patients from developing symptoms of Addison's disease. The beneficial effects of inhibiting 11b HSD1 is supported in the literature by genetic studies. For instance, in a study by Kotelevtsev, et al published in 1997 in the Proceedings of the National Academy of Sciences, mice lacking 11b HSD1 were reported to be protected from becoming hyperglycemic and were insulin responsive, while in a study by Masuzaki, et al published in 2001 in Science, mice with increased 11b HSD1 expression in adipose tissue were reported to gain weight and had findings of metabolic syndrome. In addition, pharmacological experiments inhibiting the enzyme have demonstrated that reduction of cortisol in adipose tissue produces a significant decrease in blood glucose, lipid levels and blood pressure. In a clinical trial conducted by Incyte Corporation assessing type 2 diabetics inadequately controlled by metformin, an 11b HSD1 inhibitor demonstrated significant reductions in blood sugar and cholesterol and modest reductions in weight.

        We believe that any inhibitor of 11b HSD1 needs to be highly specific and avoid inhibition of 11b HSD2. Human genetic studies show that inherited loss of 11b HSD2 activity leads to severely elevated blood pressure and low potassium due to excess cortisol activity in the kidney. Based on clinical and preclinical data generated to date for VTP-34072, we believe that it is highly specific for 11b HSD1 inhibition without inhibiting 11b HSD2.

  Market Opportunity

        Type 2 diabetes is a common and increasingly prevalent diagnosis. According to the American Diabetes Association, in 2010, approximately 17 million Americans had a diagnosis of type 2 diabetes and another 7 million were undiagnosed and may have been unaware that they had type 2 diabetes. If the present trends continue, as many as 1 in 3 American adults are expected to have type 2 diabetes in 2050. Overall, the economic cost of diagnosed type 2 diabetes in the United States was estimated to be $245 billion in 2012 and of that approximately $9.6 billion was spent on prescription products to treat the disease.

        We believe that the most appropriate patient population for VTP-34072 is the approximately 85% of Americans suffering from type 2 diabetes who are classified as having metabolic syndrome. Metabolic syndrome manifests as a linked combination of abnormalities which includes elevated blood pressure, levels of plasma glucose and lipids and weight that together significantly increase a patient's risk for cardiovascular disease. Published data have demonstrated that improving one or more of these conditions can have a direct impact on reducing cardiovascular risk.

        There are many classes of orally active drugs that work in different ways to treat type 2 diabetes. They include sulfonylureas, biguanides, meglitinides, thiazolidinediones, alpha-glucosidase inhibitors, bile acid sequestrants, DPP-4 inhibitors, and SGLT2 Inhibitors. We believe the continued and significant unmet medical need for diabetes treatments is demonstrated by DPP-4s, a new class of drugs which were first approved in the United States in 2006 and by 2013 had sales of $5.2 billion. If approved, we believe that VTP-34072 may be differentiated from currently available treatments for type 2 diabetes because of its potential to have a broader beneficial effect on a patient's overall metabolic syndrome associated cardiovascular risk profile by lowering their glucose, lipids, blood pressure and weight.

  Clinical Trials

        The clinical development of VTP-34072 is being led by BI. Two Phase 1 clinical trials have been completed and a Phase 2 clinical trial was initiated in July 2014, with data expected in the first half of 2015.

        The first Phase 1 clinical trial for VTP-34072 was a single dose escalating trial in 72 healthy, overweight volunteers. VTP-34072 was well tolerated at all doses. There were no clinically relevant changes in vital signs, laboratory values or electrocardiograms. The half-life for clearance from the plasma was 14 to 24 hours, which we believe is consistent with once-a day dosing in humans. The activity of 11b HSD1 was assessed in the adipose tissue biopsies that were taken prior to dosing and at 24 hours after the dose.

The enzyme activity in the adipose biopsies showed that 11b HSD1 activity was inhibited by greater than 90% at 24 hours in multiple dose groups. In addition, no evidence of changes in plasma or urinary hormone levels indicating inhibition of 11b HSD2 were observed. The second Phase 1 clinical trial was a once-a-day dose, two week trial in 70 overweight type 2 diabetic patients, starting at a low dose, with the dose being increased in each subsequent study group. VTP-34072 was well tolerated at all doses. There were no clinically relevant changes in vital signs, laboratory values, or electrocardiograms. No dose dependent adverse events and no serious adverse events were reported. There were no clinically significant changes in plasma cortisol levels or in levels of ACTH, the hormone that regulates cortisol production by the adrenal gland, and there were no changes in plasma or urinary hormone levels indicating inhibition of 11b HSD2. The activity of 11b HSD1 was assessed in adipose tissue biopsies taken before the first day of dosing and at 24 hours after the day 14 dose. The enzyme activity in the adipose tissue biopsies showed that the 11b HSD1 activity was inhibited by greater than 90% at 24 hours in multiple dose groups.

  Preclinical Data

        VTP-34072's ability to inhibit 11b HSD1 was tested in an in vitro enzyme assay and it was shown to have low, single digit nanomolar, or nM, activity. In addition, it was shown to be greater than 1000-fold more potent for 11b HSD1 as compared to 11b HSD2. As shown in Figure 2 below, VTP-34072 demonstrated potent, single digit nanomolar inhibition of 11b HSD1 activity in human adipose tissue.

Inhibition of Human 11b HSD1 by VTP-34072

Figure 2: Inhibition of 11b HSD1 activity by VTP-34072 in human adipose tissue.

        VTP-34072's pharmacokinetic profile was assessed in rats and cynomolgus monkeys by administering VTP-34072 via oral and intravenous routes in both species. The pharmacokinetics results showed that the compound was well absorbed with high oral bioavailability and with a plasma half-life, which we believe is consistent with once-a-day dosing in humans.

  Development Plans

        VTP-34072 is being tested by BI in a Phase 2 clinical trial in 126 overweight type 2 diabetic patients, which commenced in July 2014. The patients will have their anti-diabetic medications discontinued, or if they are on metformin, their metformin will be continued. This is a placebo-controlled, randomized, double-blinded clinical trial, where neither the patient nor the physicians treating the patient know if the patient is getting the drug or a placebo, in which patients will be dosed once-a-day for four weeks at one of three dose levels. The endpoints in this clinical trial include safety, tolerability and glucose lowering. Data from this clinical trial are expected in the first half of 2015.

  VTP-37948 Targeting b-Site Amyloid Precursor Protein Cleaving Enzyme 1 (BACE) for Alzheimer's Disease

  Overview

        VTP-37948, our orally active BACE inhibitor, is being developed in collaboration with BI for Alzheimer's. Alzheimer's is a devastating disease that causes problems with memory, thinking and behavior. According to the Alzheimer's Foundation of America, or the AFA, an estimated 5.1 million Americans had Alzheimer's as of 2013 and due to the increasing number of people age 65 or older that the number of Americans with Alzheimer's or dementia will double by 2015. In addition, according to the AFA, the average annual cost of care for Alzheimer's patients over the age of 70 in the United States was estimated to be between $157 billion and $210 billion in 2010. Alzheimer's eventually impairs an individual's ability to carry out such basic bodily functions as walking and swallowing and can ultimately be fatal. One of the primary indicators of Alzheimer's is the presence in the brain of large complexes or plaques of a toxic peptide, called amyloid beta or Ab. One of the proteins involved in the generation of Ab is b-Site Amyloid Precursor Protein Cleaving Enzyme 1, also known as beta secretase or BACE. BACE cleaves a larger protein, called amyloid precursor protein, or APP, into two pieces at a particular site, and then another protein complex makes a second cleavage resulting in the generation of the Ab peptide. We believe there is strong genetic evidence for Ab and BACE being important factors in the pathogenesis of Alzheimer's.

        Using our Contour platform, we discovered potent BACE inhibitors that were orally active for lowering brain Ab levels in animal models. In collaboration with BI, these potent, selective BACE inhibitors were optimized. The resulting optimized BACE inhibitor, VTP-37948, penetrates the brain and has been shown to lower Ab levels by up to 95% in preclinical studies. In these studies, VTP-37948 shows no significant off-target activity, has high bioavailability and is projected to be a once-a-day drug in humans. BI has initiated clinical development of VTP-37948. A human single dose Phase 1 clinical trial for safety, tolerability and pharmacokinetics was initiated in January 2014. A second human single dose Phase 1 clinical trial is expected to be initiated in the second half of 2014, in which cerebral spinal fluid, or CSF, will be assayed for Ab lowering.

  Amyloidb and Alzheimer's Disease

        Alzheimer's is the most common form of dementia. Alzheimer's is characterized by the accumulation of extracellular protein deposits in the brain that are called amyloid plaques. The plaques are composed of Ab peptides, which are derived from the larger protein APP. The accumulation of Ab containing plaques, or small soluble complexes derived from the plaques, in the brain is thought to damage neurons, or nerve cells, which, in turn, triggers additional inflammatory responses that further aggravate the disease. Studies show that Ab accumulation is critical to the pathogenesis of Alzheimer's. Human genetics studies have established that mutations that accelerate the rate of production of Ab peptides universally cause early onset Alzheimer's. Conversely, a mutation in the APP protein at the BACE cleavage site that suppresses production of Ab peptides by 40% and decreases the rate of cleavage by BACE is associated with a decreased incidence of Alzheimer's of approximately 7.5x and an improvement in cognitive function in non-Alzheimer's elderly individuals. Therefore, we believe that the inhibition of Ab production in the brain should benefit patients with Alzheimer's.

  BACE as a Target in Alzheimer's Disease

        As depicted in Figure 3 below, Ab peptides are produced by excision from a larger protein, APP. The path to the production of Ab begins with the cleavage of APP by BACE. A second cut occurs by the membrane bound g-secretase complex, which releases the Ab peptide, or a small fragment of the protein.

Figure 3: Production of Ab peptides is mediated by cleavage of APP by BACE and g-secretase.

        Therapies targeting Alzheimer's have included anti-Ab antibodies that bind to different forms of Ab to promote the clearance of Ab and plaques from the brain, and small molecule inhibitors of the g-secretase complex or of BACE to decrease the production of Ab. Recently, two anti-Ab antibodies, bapineuzumab and solanezumab, were tested in several large Phase 3 clinical trials by Pfizer Inc. and Eli Lilly & Co. The therapeutic hypothesis was that the antibodies would promote Ab clearance and affect disease progression. Both sets of trials failed to meet their primary end points. However, a post-hoc analysis of solanezumab showed an improvement versus placebo in a subgroup of patients with early Alzheimer's. In addition, animal studies have suggested that when Alzheimer's has progressed beyond a certain point, the disease becomes self-sustaining and resistant to therapy. These data and data from other studies suggest that initiating Ab lowering therapy earlier in the disease process, which we intend to do in our development program, will be important to generating a positive therapeutic effect.

        The inhibition of g-secretase activity for Alzheimer's with small molecules has been pursued, and Ab lowering has been demonstrated. However, the lack of specificity for inhibiting only Ab production has been a problem. In addition to its role in Ab production, the g-secretase complex generates a vital signaling protein named Notch, which is key to the survival of many cell types. Inactivation in mice by gene knockout methods of a component of the g-secretase complex, presenilin, leads to developmental defects that cause a lethality around the time of birth due to Notch suppression. In addition, in human trials with g-secretase inhibitors, there have been serious adverse events including colitis, which is inflammation of the colon, and skin cancer. Thus, inhibiting g-secretase has multiple unintended and serious consequences. In contrast to g-secretase, the absence of BACE in gene knock-out mice has been shown to have insignificant impact on mouse physiology.

        We believe BACE inhibition offers advantages over g-secretase inhibitors by being able to reduce Ab production without serious off-target activities, and advantages over antibody therapies by ease of oral administration for long-term chronic treatment, being able to penetrate the brain to reach the drug target, cost of goods for a potential life-long therapy, and ease of dose adjustment. Because of these advantages and what we expect to be a very safe profile, we feel that BACE inhibition is the preferred way to lower brain Ab levels for the prevention and treatment of Alzheimer's.

  Market Opportunity

        Alzheimer's is the most common type of dementia and is increasing in prevalence as the United States population ages. According to the Centers for Disease Control, Alzheimer's was the 6th leading cause of death in the United States in 2013. In addition, as of 2013, an estimated 5.1 million Americans had Alzheimer's, nearly all of whom are aged 65 or older, and approximately 200,000 individuals under age 65 have early-onset Alzheimer's. The demographics highlight that the economic impact of Alzheimer's is large and continuing to grow. According to the Alzheimer's Foundation of America, in 2010, the cost of care for people over age 70 in the United States in 2010 was between $157 billion and $210 billion. Aricept, a leading treatment for managing the symptoms of Alzheimer's achieved United States sales of approximately $2.1 billion in its final full year of sales before a generic entrant.

        There are two classes of medication currently approved to treat the symptoms of patients with Alzheimer's, cholinesterase inhibitors and NMDA inhibitors. Both classes of drugs are used to treat symptoms of Alzheimer's such as confusion and memory loss but they do not impact disease progression. Compared to these palliative agents, we believe VTP-37948 has the potential to promote neuronal survival which will modify progression of disease and maintain cognitive function.

  Preclinical Data

        Using our Contour platform, we discovered certain BACE inhibitors that were orally active for lowering brain Ab levels in animal models. In collaboration with BI, these potent, selective BACE inhibitors were further optimized, and VTP-37948 was selected to advance into clinical development. Inhibition of BACE enzymatic activity was determined in cell-free biochemical assays using purified recombinant human BACE. As shown in Figure 4 below, results from this preclinical study demonstrated that VTP-37948 is a potent low nM inhibitor of BACE activity.

Inhibition of BACE by VTP-37948

Figure 4: Inhibition of purified human BACE by VTP-37948.

        BACE shares a degree of structural homology with several other proteins that cleave proteins, including renin, pepsin and cathepsins D and E. To determine the selectivity of VTP-37948, we tested its ability to inhibit the activity of these enzymes in biochemical assays. VTP-37948 was greater than 1000-fold more potent for BACE as compared to renin and cathepsin D, and showed no activity against pepsin and cathepsin E.

        VTP-37948 has been shown to be highly effective at lowering brain and cerebral spinal fluid, or CSF, Ab in rats. To test the ability of VTP-37948 to lower CSF Ab in rats, the product candidate was administered orally and CSF levels of drug and Ab were measured using various doses and at multiple time points. As shown in Figure 5 below, VTP-37948 lowered CSF Ab levels in a drug exposure-dependent manner.

Figure 5: Rats brain tissue assayed for levels of Ab and concentrations of VTP-37948. The various symbols in the figure represent results for individual specimens.

        Preclinical studies in rats and dogs of VTP-37948 show that the compound was well absorbed in both species with high oral bioavailability, good brain penetration, and a relatively long plasma half-life, which we believe is consistent with once-a-day dosing in humans.

  Development Plans

        BI is currently conducting two Phase 1 clinical trials for VTP-37948 in 68 total individuals. The first Phase 1 clinical trial for VTP-37948 was initiated in January 2014. It is a single dose, randomized, double-blind, placebo controlled Phase 1 clinical trial. The clinical trial started at a low dose and increased the dose in each new dose group. The clinical trial will assess the safety and tolerability of VTP-37948 as well as the pharmacokinetics. The Phase 1 clinical trial results are expected in the second half of 2014. The second Phase 1 clinical trial is a single dose trial at various dose levels of drug in healthy volunteers. This trial will assess safety, tolerability, and pharmacokinetics, and in addition, will assess changes in the levels of CSF Ab at various times after dosing of VTP-37948. The data on CSF Ab lowering will enable us to determine how well VTP-37948 inhibits BACE in the brain and lowers brain Ab levels, which will give us early insights into the potential for clinical efficacy. Results from both of these clinical trials are expected in the second half of 2014.

VTP-43742 Targeting RAR-Related Orphan Receptor gamma-t (RORgt) for Autoimmune Disorders

  Overview

        We discovered and are developing VTP-43742, an orally active small molecule inhibitor of RORgt activity which is wholly owned by us, for the treatment of a variety of autoimmune disorders. Autoimmune disorders comprise a large number of diseases in which the body mounts an inappropriate immunological response against normal human tissues. These disorders include common autoimmune disorders such as psoriasis, MS, RA and steroid-resistant asthma, as well as rarer conditions such as Behcet's disease and autoimmune uveitis. Increased activity of a class of lymphocytes called Th17 cells and excess production of inflammatory proteins, including Interleukin 17, or IL-17, by these cells are believed to be critical parts of the pathophysiology of many human autoimmune disorders. RORgt is a nuclear hormone receptor that is essential for the formation and function of Th17 cells. We believe inhibition of RORgt activity in

Th17 cells will be beneficial for the treatment of multiple autoimmune disorders, specifically, psoriasis, MS, steroid-resistant asthma, Behcet's disease and autoimmune uveitis.

        In preclinical studies we have determined that VTP-43742 is a potent binder to RORgt that inhibits the conversion of naïve T cells into Th17 cells and the secretion of multiple inflammatory proteins. It was shown to be greater than 1000-fold more potent for binding to RORgt relative to two closely related receptors, RORa and RORb. Those preclinical studies have also shown that VTP-43742 inhibits the secretion of IL-17 and other inflammatory proteins from Th17 cells, and is therapeutically beneficial in an animal model of autoimmunity. VTP-43742 is well absorbed after oral administration in multiple animal species and has a long half-life in plasma, which we believe is consistent with once-a-day dosing in humans.

        We expect to begin the first single dose Phase 1 clinical trial for VTP-43742 in the first half of 2015 and expect to begin a two week Phase 1 proof-of-concept clinical trial in psoriasis patients in the second half of 2015. The multiple dose Phase 1 clinical trial will be performed in psoriasis patients because psoriasis typically responds rapidly to therapy and is straightforward to assess for improvement of disease activity. We expect results for this multiple dose Phase 1 proof-of-concept clinical trial by the end of 2015.

  IL-17 and Th17 Cells in Autoimmunity

        IL-17 was discovered in the 1990's as a pro-inflammatory protein, or cytokine. It has been implicated in multiple autoimmune disorders including psoriasis, MS and RA. In 2000, it was determined that IL-17 is produced primarily by a subset of T cells, which are a type of lymphocyte, called Th17 cells. Th17 cells are normally involved in mounting the immune response against disease causing organisms like fungi and bacteria. However, inappropriately regulated Th17 cells can attack normal human tissues, and have been shown to play a significant role in multiple autoimmune disorders. Persistent secretion of cytokines by Th17 cells, especially IL-17, promotes chronic inflammation by activating other cells to make additional inflammatory mediators such as tumor necrosis factor, or TNF,-a, and the interleukins IL-1b, IL-6, and IL-8. Blockade of IL-17 activity by the monoclonal antibodies ixekizumab and secukinumab has been shown to be clinically superior to the TNFa agent Enbrel® in human psoriasis clinical trials and preclinical models. These results have created interest in identifying targets in Th17/IL-17 pathway that could be exploited to treat chronic inflammation and autoimmunity.

        As shown in Figure 6 below, Th17 cells are derived from naïve T cells. A mix of cytokines and growth factors induce RORgt expression which helps to complete the differentiation process from naïve T cells to Th17 cells. The expression of RORgt drives the secretion of IL-17 from Th17 cells along with a group of additional cytokines, and it also upregulates the IL-23 receptor, providing a positive feedback loop, further driving the activity of Th17 cells. These cytokines are inflammatory mediators that, in turn, activate other inflammatory cells and the production of additional inflammatory molecules down stream of Th17 cells as depicted below.

Figure 6: Naive T cells differentiate into Th17 cells by action of multiple factors. Expression of RORgt in Th17 cells drives expression of inflammatory cytokines that exacerbate autoimmune disease.

  RORgt as a Target in Autoimmunity

        The ROR protein family consists of three related receptor isotypes—RORa, RORb and RORg. RORa is expressed in many tissues, including brain, liver, thymus, and skeletal muscle. RORb has a limited expression pattern and is found mainly in the retina of the eye and the pineal gland, which is a small gland in the brain. RORg has a broad pattern of expression, similar to RORa. RORgt is a variant of the RORg gene and is found only in immune cells. Mice lacking RORa have a movement disorder due to deficiency and degeneration of specific brain cells. Similarly, lack of RORb in mice leads to blindness due to abnormal retinal development. Mice deficient in RORgt have impaired Th17 cell differentiation; however, these mice are otherwise healthy and are also resistant to many autoimmune disorders. We believe that these immuno-protective findings have stimulated a broad interest in developing RORgt inhibitors as a novel mechanism to control Th17 function to treat autoimmune disease. We believe that any viable product candidate needs to be highly specific for RORgt because of the potential safety concerns that are associated with inhibiting RORa or RORb activity.

        RORgt acts by binding to specific DNA sequences, called ROR Response Elements, or ROREs, to regulate the production of messenger RNA. When bound to the RORE of the IL-17 gene, RORgt stimulates the production of the IL-17 messenger RNA. As depicted in Figure 7 below, this activity of RORgt can be modulated by inverse agonists, or inhibitors, that block the activity of the receptor. These compounds bind to a specific ligand pocket in the receptor and suppress receptor activity.

Figure 7: RORgt binds to DNA and initiates transcription of target genes, e.g., IL-17. An inverse agonist can bind to a specific pocket in RORgt and block its activity, leading to suppression of cytokine synthesis.

        Antibodies being developed to target the Th17/IL-23/IL-17 pathways have been extensively studied and have demonstrated efficacy in human trials in psoriasis, MS, RA and ankylosing spondylitis, which is an immune mediated inflammatory disease of the lower back. One of the anti-IL-17 antibodies, secukinumab, was shown to be superior to a TNF-a antibody in psoriatic patients. We believe that a small molecule, such as VTP-43742, that targets the same pathway by inhibiting the activity of RORgt in Th17 cells, may have the advantage of being orally active, affecting a broader spectrum of inflammatory proteins, having a lower cost of goods, and being easier to dose adjust or stop therapy when needed, and could compliment or compete with antibody approaches currently in development.

        The RORgt ligand pocket is well characterized and is particularly suitable for targeting with small molecules. Several inverse agonists of RORgt have been reported in medical and scientific literature. These compounds are effective in preclinical models of autoimmune disease and the anti-inflammatory effects observed with these RORgt blockers are similar to those seen with IL-17 antibodies. Many competing RORgt programs have struggled to achieve the potency and the requisite selectivity needed for a clinical candidate. There are subtle variations among the three ROR receptors in the ligand binding pocket. We have attempted to exploit these variations using Contour to develop VTP-43742. Our preclinical studies of VTP-43742 have shown that it is potent and is more than 1000-fold more potent at binding to RORgt than binding to RORa and RORb.

  Market Opportunity

        Autoimmune disorders make up a large number of human disorders which include more common disorders such as psoriasis, MS, RA and steroid-resistant asthma, as well as rarer disorders such as Behcet's disease and autoimmune uveitis. Due to its Th17 activity, we believe VTP-43742 will be most effective in psoriasis, MS, Behcet's disease and autoimmune uveitis. Psoriasis, a chronic autoimmune disorder of the skin, affects an estimated 7.4 million Americans. Based on various reports estimating the prevalence of diagnosis per 100,000 people and the U.S. 2014 census, we estimate that, as of 2014, the number of Americans diagnosed with MS, Behcet's disease and autoimmune uveitis was 400,000, 16,500 and 5,400, respectively.

        Currently available therapies for the treatment of psoriasis include topical steroids, phototherapy or light therapy, systemic agents including oral retinoids, cyclosporine, and methotrexate and finally biologics that act by blocking the action of T cells, or by blocking various proteins in the immune system. We anticipate that VTP-43742 will be used for the treatment of mild to moderate psoriasis, prior to antibody therapy, as well as for the treatment of severe psoriasis, in conjunction with or in replacement of antibody therapy.

  Preclinical Data

        We analyzed the ability of VTP-43742 to bind to RORgt in a biochemical binding assay. As shown in Figure 8 below, the Ki value of VTP-43742 to RORgt, which measures how tightly the compound binds to its target, is high (3.7 nM). The binding affinity of VTP-43742 to the other ROR isotypes, namely RORa and RORb, is much weaker as evidenced by the relatively higher Ki values, which is important because significant toxicities are associated with inhibition of these two related receptors. Our internal studies have shown VTP-43742 to be greater than 1000-fold more potent for RORgt as compared to RORa and RORb.

Figure 8: Binding affinity of VTP-43742 to isolated human ROR a, b, and gt.

        VTP-43742 was also tested for its ability to block RORgt activity in Jurkat T cells, a well-established human T cell line for testing the functional activity of compounds. This assay was used to determine the inverse agonist activity of RORgt ligands. As shown in Figure 9 below, VTP-43742 is a potent inhibitor of RORgt activity in these cells with an IC50, which is the amount of drug necessary to inhibit the assay by 50%, of 17nM.

Figure 9: VTP-43742 is a potent (IC50=17nM) and effective inverse agonist in a RORgt-dependent reporter human T cell assay.

        The ability of VTP-43742 to block endogenous RORgt activity was determined in an assay system which we believe to be more representative of the treatment of humans. As shown in Figure 10 below, VTP-43742 was shown to be a potent inhibitor of RORgt dependent IL-17 production in lymphocytes in human whole blood assays with an IC50 potency of 221 nM, which is the concentration of drug needed to inhibit this assay by 50%. The whole blood assay is an important measure to gauge the effects that protein binding and cell penetration may have on a compound's activity. The assay is helpful in estimating drug levels needed to achieve RORgt blockade in animals and humans.

Human Whole Blood Assay

Figure 10: VTP-43742 is a potent inhibitor of IL-17 in physiologically relevant primary human lymphocytes in whole blood.

        Experimental autoimmune encephalomyelitis, or EAE, is a mouse model of MS that we believe can serve as a useful surrogate model for human MS since both are associated with inflammation and demyelination, or loss of the protective sheath around nerves, along with a Th17 dependent disease process. VTP-43742 was tested in the EAE model to assess its effects on disease progression. It was orally administered twice daily from the time of disease induction. As shown in Figure 11 below, VTP-43742 significantly reduced the clinical score in a dose-dependent manner consistent with a decrease in inflammation and demyelination, where a higher clinical score represents a worsening condition in the animal model. The maximal reduction in clinical score (50%-60%) is similar to that seen with other IL-17 targeted therapies including IL-17 monoclonal antibodies and RORgt gene knock-out mice. Since IL-17 expression is induced in infiltrating T cells in the spinal cords of diseased animals, and RORgt regulates the expression of IL-17, spinal cords were harvested and analyzed for IL-17 expression. VTP-43742 showed a significant, dose-dependent decrease in the expression of IL-17.

VTP-43742 in Mouse EAE Model	IL-17 Gene Expression

Figure 11: Left: VTP-43742 treatment ameliorates severity of disease in the EAE model, where mpk refers to mg/kg. Right: VTP-43742 inhibits IL-17 gene expression within inflammatory cells in the spinal cord of treated animals.

        EAE is characterized by an immune mediated inflammatory response in the spinal cord of diseased mice which leads to the loss of the myelin sheaths around the nerve axons in the spinal cord. We therefore examined the effect of VTP-43742 on the spinal cord and the loss of myelin sheaths in EAE animals. Representative histological sections of hematoxylin and eosin, two tissue stains frequently used in the microscopic analysis of tissues, stained spinal cords from animals treated with dosing solution without drug, or vehicle, or VTP-43742 treated animals were examined after disease induction. As shown in Figure 12 below, the loss of axonal myelin sheaths results in the formation of vacuoles, or small bubbles, in the vehicle treated animals, as shown in a spinal cord cross section in Figure 12 on the left, whereas the vacuoles are substantially decreased or absent in the VTP-43742 treated animals as shown in Figure 12 on the right. In addition, inflammation, characterized by lymphocyte and neutrophil infiltration and necrotic cell debris were both significantly reduced in VTP-43742 treated animals compared with vehicle controls. Collectively, these data demonstrate that VTP-43742 is effective in reducing disease activity in a clinically relevant animal model of human MS via blockade of the immune mediated inflammatory process and an inhibition of RORgt driven gene expression.

Figure 12: VTP-43742 reduces histologic abnormalities, indicative of loss of myelin sheaths around the nerve cell axons, in EAE mice.

        The goal of the RORgt program is to develop an orally active agent. VTP-43742 was administered via oral and intravenous routes in rats and dogs to assess its pharmacokinetics, and the oral bioavailability in dogs was 66% and half-life was 15 hours; exhibiting good oral bioavailability and long plasma half-life. Based on additional preclinical studies, we believe VTP-43742 should be well absorbed in humans, and we believe it may offer a first-in-class therapy for patients suffering from autoimmune disease. We predict that VTP-43742 will have a plasma half-life of approximately 24 hours in humans.

  Development Plans

        We plan to file an investigational new drug application, or IND, with the FDA for VTP-43742 in the first half of 2015, and expect to begin Phase 1 clinical trials thereafter. The initial Phase 1 clinical trial is expected to be a single ascending dose trial in healthy human volunteers. The clinical trial will be designed to demonstrate that VTP-43742 is well tolerated by the trial subjects and that it does not cause clinically significant changes in clinical laboratory tests or vital signs. This clinical trial will also access the pharmacokinetics properties of the product candidate. We plan to begin a two week, Phase 1, multiple ascending dose clinical trial in the second half of 2015. This clinical trial will be performed in patients with psoriasis, in which we will analyze the safety, tolerability and pharmacokinetics of two weeks of once-a-day dosing of VTP-43742. This clinical trial is expected to provide proof-of-concept against an autoimmune disease since two weeks is generally a sufficient time period to test for improvements in the skin lesions of psoriasis patients. In addition to demonstrating clinical improvement in the skin lesions of psoriatic patients, skin biopsies will be performed to assess inflammation as well as treatment related changes in Th17, IL-17, and other effector cytokines.

VTP-38443 Targeting Liver X Receptor Beta (LXRb) for Acute Coronary Syndrome (ACS)

  Overview

        We discovered and are developing VTP-38443, an orally active LXRb selective agonist which is wholly owned by us, for the treatment of acute coronary syndrome, or ACS. ACS includes unstable angina and myocardial infarction, referred to herein as a MI or heart attack. Patients who have an ACS event have a 10-20% chance of having a significant cardiovascular event within six months of the original event. ACS patients have atherosclerotic plaques which contain lipid rich foam cells, inflammatory cell infiltrates, a thin cap of the atherosclerotic plaque prone to rupture, and a surface to the plaque that is prone to form blood clots. Current therapies include antiplatelet, anti-blood clotting and cholesterol lowering agents. LXRs are involved in cholesterol homeostasis and regulate removal of cholesterol from cells, or RCT, via ABCA1, which is a cellular transporter that moves cholesterol out of cells and onto HDL. We believe that an LXR agonist would be useful in treating ACS patients because it both augments RCT, which removes cholesterol from the plaque, and inhibits the production of pro-inflammatory proteins. Both of these mechanisms make the plaque less inflamed and less lipid rich, resulting in the plaque surface being less prone to formation of blood clots.

        In preclinical studies, VTP-38443 has been shown to be active in both rodent and human cell assays in inducing proteins that are involved in RCT and suppressing proteins involved in inflammation. In a mouse model that mimics the processes of ACS, VTP-38443 decreased cholesterol in the atherosclerotic vessels and simultaneously decreased inflammation in the vessels. In dose ranging toxicology studies, the safety margins between efficacious systemic exposures and toxic exposures were identified. VTP-38443 is progressing into preclinical development.

  Reverse Cholesterol Transport (RCT) in ACS

        ACS patients have a high rate of recurrent cardiovascular events. Statin treatment lowers cholesterol levels and has been demonstrated to reduce the number of subsequent cardiovascular events. While statin treatment has clinical benefit, protection is not complete. We believe treatment with agents that remove cholesterol from atherosclerotic plaques to induce direct plaque regression and stabilization may result in additional reduction in events. One approach is to directly target the active removal of cholesterol from plaque by the induction of RCT, which is a multi-step process that results in the elimination of cholesterol from the body. In RCT, cholesterol is actively transported out of peripheral cells onto HDL, and the excess cholesterol is transported to the liver and eliminated from the body. We believe activation of cholesterol removal from plaque by RCT will provide a novel avenue to remove cholesterol, and is expected to reduce plaque burden and to provide additional protection for ACS patients.

  Inflammation in ACS

        Inflammation plays an important role in ACS. Macrophages, other types of white blood cells and other inflammatory cells have been shown to infiltrate the atherosclerotic plaque. These inflammatory cells synthesize and secrete additional pro-inflammatory proteins that further increase the inflammatory process, as well as alter the endothelial surface, the thin layer of cells that lines the interior surface of blood vessels, of the plaque and make it prone to the formation of blood clots which can block the artery. In addition, the activated macrophages secrete proteases, a type of enzyme, which breaks down the extracellular proteins in the plaques and weakens the cap of the plaque, thereby predisposing the plaque to rupture. A ruptured plaque often results in the formation of blood clots which can block the artery, leading to a MI. Thus, the active inflammatory process in ACS atherosclerotic plaques exacerbates the disease process.

  Liver X Receptor b (LXRb) in ACS

        Liver X receptors, LXRs, which include, LXRa and LXRb, work to transport cholesterol out of cells as shown in Figure 13 below and inhibit the production of inflammatory proteins. VTP-38443 targets LXRb within macrophages in the atherosclerotic plaque in the vessel walls to remove cholesterol and decrease the production of inflammatory proteins. Clinical trials have established that LXRb is a major regulator of ABCA1, a cellular membrane transporter that moves cholesterol out of cells and on to HDL-C. A transporter related to ABCA1, called ABCG1, was also identified as a cholesterol exporter that is also regulated by LXRs. LXRa is mainly found in liver, kidney and intestine. LXRb is expressed in most organs and tissues. Several studies have demonstrated that LXR agonists will promote RCT in vivo in mice and prevent the development of atherosclerosis. However, undesired activation of LXRa can induce fatty acid production in liver, resulting in a fatty liver and elevated plasma TGs. Therefore, it is desirable to develop LXR modulators that are agonists for LXRb while avoiding activity of LXRa to reduce effects on liver and plasma TGs.

Figure 13: Activation of LXRs increases the synthesis of cholesterol transporters ABCA1 and ABCG1 which leads to cholesterol efflux on Apolipoprotein A1, or ApoA-1, containing lipoproteins. ApoA-1 is the major protein associated with HDL-C.

        In addition to augmenting RCT, activation of LXR receptors has also been shown to decrease the production of inflammatory proteins in macrophages. LXR agonism exerts general inhibitory action on the synthesis of inflammatory proteins. Inflammation in an atherosclerotic plaque makes the endothelial surface over the plaque prone to formation of blood clots and predisposes the plaque to rupture, and a ruptured plaque often leads to blood clots. Thus, LXR activation interferes with the pathology of atherosclerosis by directly activating genes to promote RCT, which decreases the amount of cholesterol in the plaque, and by inhibiting pro-inflammatory gene expression, which reduces plaque associated inflammation.

  Market Opportunity

        According to the American Heart Association, as of 2005, there were approximately 1.4 million hospital discharges in the United States due to ACS. According to an article published in the American Journal of Managed Care, the economic impact of ACS is estimated to be greater than $150 billion annually and the direct medical cost for ACS is estimated at $75 billion, with a significant portion associated with drug therapy. The goal of treating ACS after the acute event is to preserve patency of the coronary artery. After an ACS event, patients are usually treated with an anti-blood clotting agent and a cholesterol lowering agent. We believe that VTP-38443, when used in combination with existing therapies used to treat patients with ACS, may have a significant therapeutic benefit, by decreasing the propensity for formation of blood clots on the surface of a plaque.

  Preclinical Data

        The ability of VTP-38443 to bind to LXRa and LXRb was determined in biochemical binding assays. As shown in Figure 14 below, VTP-38443 is a potent binder to LXRb (12 nM), which is 22-fold more potent than binding to LXRa (262 nM). VTP-38443 was also tested for its ability to induce LXR-mediated activity in a cell-based assay. As shown in Figure 14 below, VTP-38443 is a potent agonist of LXRb with an EC50, which is the amount of drug necessary to achieve 50% of the maximum effect, of 19 nM. Consistent with the binding assays, VTP-38443 was approximately 20-fold more potent for LXRb activity compared to LXRa. Compounds with greater selectivity have a larger margin between having beneficial effects on an atherosclerotic plaque and the side effect of increased triglyceride synthesis.

Figure 14: VTP-38443 binds to and activates LXRb more potently than LXRa in binding and cell-based assays.

        The ability of VTP-38443 to induce key LXR target genes and to promote cholesterol efflux has been determined in a human fibroblast cell line. As shown in Figure 15 below, VTP-38443 is a potent agonist for increasing the expression of ABCA1 mRNA, which encodes ABCA1 proteins, in human cells. In other cell based experiments, we have demonstrated that this increase is associated with an increased removal of cholesterol from human cells in an HDL dependent manner.

 ABCA1 mRNA in Human Skin Fibroblasts

Figure 15: VTP-38443 is a potent inducer of ABCA1 mRNA expression in a human fibroblast cell line.

        LXR activation has been shown in preclinical studies to suppress inflammatory proteins in multiple human cell types, including macrophages. IL-6 is a key inflammatory protein and is expressed in human macrophages. As shown in Figure 16 below, VTP-38443 reduced IL-6 secretion from the human derived, activated, THP-1 macrophage cell line in a concentration dependent manner.

Inhibition of IL-6 Secretion in THP-1 Macrophages

Figure 16: VTP-38443 significantly decreased secretion of IL-6 in activated THP-1 macrophages.

        One of the key issues with prior LXR agonists is their inability to clearly separate the induction of ABCA1 from the induction of plasma and liver TGs, driven primarily by LXRa. To test the hypothesis that a potent LXRb-selective partial agonist, such as our VTP-38443, in a reporter assay would show improved separation between these two effects, we looked at the ability of VTP-38443 to induce ABCA1 and TG levels upon oral administration to cynomolgus monkeys.

        Cynomolgus monkeys were dosed with VTP-38443 orally at 0.01 and 0.03 mg/kg, or mpk, per day for 14 days. As shown in Figure 17 below, VTP-38443 increased the expression of ABCA1 and ABCG1, markers of RCT, in monkey blood at both doses tested and did not have significant triglyceride elevations in plasma at either dose. Including data from these and other experiments, we have determined that there is approximately a 30-fold dose difference between the dose that increases the expression of ABCA1 and ABCG1 and the dose that causes the induction of plasma and liver TG levels.

Blood ABCA1 (Day 14)	Blood ABCG1 (Day 14)	Plasma Triglycerides

Figure 17: Cynomolgus monkeys were dosed once-a-day for 14 days with VTP-38443. Levels of mRNA for ABCA1 and ABCG1 were measured in blood as well as plasma TG levels.

        We also tested the ability of VTP-38443 to promote RCT and reduce atherosclerosis in mice. For the RCT experiment, VTP-38443 was administered to mice, and the mice were injected with macrophages loaded with labeled cholesterol. The amount of labeled cholesterol in feces was determined over 48 hours after dosing. VTP-38443 treatment significantly increased the excretion of labeled cholesterol at both doses, indicating an increase in RCT in the treated mice.

        Finally, we tested the ability of VTP-38443 to prevent cholesterol accumulation and decrease inflammation in a cholesterol rich plaque in an experimental mouse model of accelerated atherosclerosis. Animals were put on a high fat diet for two weeks. The left common carotid artery, an artery in the neck that supplies blood to the brain, was then surgically ligated and the mice continued the high fat diet for two additional weeks. Under these conditions, atherosclerotic lesions form within the ligated carotid artery characterized by an increase in cholesteryl esters as well as an increase in vascular inflammation, both characteristics of an unstable atherosclerotic plaque. VTP-38443 was orally administered to these mice starting at the time of ligation surgery, and as shown in Figure 18 below, it produced a significant, dose-dependent decrease in cholesteryl esters at all doses, while demonstrating minimal change in TGs. In addition, vascular inflammation was diminished at all doses as evidenced by a decrease in the FDG-6-phosphate, an indirect marker of vascular inflammation. As such, VTP-38443 had a significant and potent anti-atherosclerotic effect in this experimental model of an unstable atherosclerotic plaque.

Figure 18: VTP-38443 significantly decreased carotid cholesteryl ester content and vascular inflammation in a mouse model of experimental atherosclerosis.

        VTP-38443 was administered via oral and intravenous routes in rats and cynomolgus monkeys to assess its pharmacokinetics. VTP-38443 was well absorbed in both species with approximately 50% bioavailability, and it exhibited a half-life which we believe is consistent with once-a-day dosing in humans.

Development Plans

        VTP-38443 is currently in preclinical development and we have successfully completed dose ranging toxicology studies. We anticipate completing the necessary preclinical studies and filing an IND in the first quarter of 2016, with Phase 1 clinical trials commencing thereafter. We expect that the single and multiple ascending dose Phase 1 clinical trials will be performed in healthy volunteers, and, in addition to assessing safety, tolerability, and pharmacokinetics, gene induction markers of RCT and inflammation will be analyzed.

VTP-38543 Targeted for Liver X Receptor Beta (LXRb) for Atopic Dermatitis

  Overview

        We have discovered and are developing VTP-38543, an LXRb selective agonist, as a topical agent for the treatment of atopic dermatitis. Atopic dermatitis is a common inflammatory skin disease in children that also affects a large number of adults. It is characterized by a loss of barrier function of the skin, as well as skin inflammation. Other diseases that have some of the same characteristics include contact or allergic dermatitis and psoriasis. The two most commonly used classes of topical therapies for atopic dermatitis are glucocorticoids and calcineurin inhibitors. Though effective, they both have been shown to have serious side effects in some patients. We believe there is a significant opportunity to develop a new therapy that is equally effective but has a better safety and tolerability profile.

        Activation of LXR in skin keratinocytes, the most common cell type in the outermost layer of "normal" skin, plays an important role in maintaining skin function. LXR activity is critical for maintaining the impermeable barrier of skin by stimulating the differentiation of keratinocytes into corneocytes, the major cell type in the protective outer layer of the skin, and stimulating the secretion of lipid rich bodies, called lamellar bodies, which "glue" the corneocytes into becoming the impermeable outer barrier of skin. LXR activation also has an anti-inflammatory effect in skin. We believe LXR agonists' ability to both improve skin inflammation and improve the barrier function of the skin is unique.

        In cell based assays, VTP-38543 has been shown to increase LXRb activity and increase markers of lipid synthesis and secretion of lipids from cells. Lipids is a general term for multiple types of fats. It has also shown decreases in the production of pro-inflammatory proteins from a human macrophage cell line. VTP-38543 decreases skin inflammation in a live mouse model of skin inflammation. It also increases the production of proteins in the skin that are involved in lipid synthesis and secretion that are critical for maintenance of barrier function. Early formulation work has been performed, and several formulations have been identified that provide acceptable skin penetration with appropriate efficacy. We expect to file an IND for VTP-38543 in the second half of 2015.

  Barrier Function and Inflammation in Atopic Dermatitis

        The most abundant cells in the epidermis are keratinocytes, shown in Figure 19 below. These cells differentiate to form the corneocytes, and also generate the lipids that, along with the corneocytes, make up the outermost layer of the epidermis, which is called the stratum corneum. The stratum corneum forms an impermeable protective barrier that prevents loss of water and blocks invasion by pathogens. Accumulating evidence from human genetic studies suggests that primary defects in the epidermal structure, particularly formation of the stratum corneum, play a pivotal role in driving the pathogenesis of atopic dermatitis. For example, filaggrin is an important structural protein in the stratum corneum. According to a 2009 study published in the Journal of Investigative Dermatology, up to 55% of Europeans with atopic dermatitis have mutations in the filaggrin gene. Other mutations have been identified in barrier proteins that decrease the formation of the lamellar lipids that also are a part of the stratum corneum. The net effect of these epidermal impairments is a reduced ability in atopic skin to self-repair, leading to extended signaling of repair and inflammatory cascades. These signals lead to further impairment of skin functions resulting in chronic activation of immune cells which eventually presents as atopic dermatitis and related conditions.

Figure 19: Depiction of the composition and architecture of the epidermis.

  LXR in Promoting Barrier Function and Suppressing Inflammation

        LXRs are important regulators of epidermal biology. Activation of LXRs by ligands, which are molecules that bind to the active site on LXR, leads to stimulation of keratinocyte differentiation, epidermal lipid synthesis and an anti-inflammatory response in skin cells. LXR ligands stimulate keratinocyte differentiation by inducing the expression of genes involved in stratum corneum formation, including involucrin, loricrin and filaggrin. Lipids such as cholesterol, ceramides and fatty acids are produced in the epidermis and are essential for skin barrier formation and maintenance. Topical application of LXR agonists has been demonstrated to augment epidermal lipid synthesis and secretion into extracellular spaces in mouse skin by inducing new lipid synthesis and expression of the ABC family of lipid transporters. In addition, LXR ligands have been shown to have anti-inflammatory properties. LXR agonism exerts general inhibitory action on pro-inflammatory genes in multiple cell types. This anti-inflammatory activity is illustrated by the observed efficacy of LXR agonists in mouse models of atopic dermatitis, irritant dermatitis and epidermal proliferation. As a result, we believe LXR activation has potential as a novel therapeutic approach because it enhances the integrity of the epidermal barrier and simultaneously suppresses skin inflammation.

  Market Opportunity

        Atopic dermatitis, also known as eczema, affects both children and adults. The National Eczema Association reports that there are approximately 31.6 million people in the United States with symptoms of eczema or eczematous conditions and, among that group, at least 17.8 million people have symptoms of atopic dermatitis, considered a more severe form of eczema. The National Institute of Arthritis and Musculoskeletal and Skin Diseases estimates that the worldwide prevalence of atopic dermatitis in infants and children is approximately 7-17%, approximately 60% of whom have recurrence of the disease as adults. The two most commonly used classes of topical therapies for atopic dermatitis are glucocorticoids and calcineurin inhibitors. Though effective, they both have been shown to have serious side effects in some patients. For glucocorticoids, these side effects include thinning of the skin and loss of barrier function, adrenal suppression caused by drug absorption through the skin, and contraindications for use on the face and other sensitive areas of skin. For calcineurin inhibitors, these side effects include a burning sensation upon application and a black box warning for the potential to induce cancer. Two calcineurin inhibitors approved for sale in 2001 had combined annual sales of greater than $450 million in 2004. These two treatments were required to add a "black box warning" in 2005 for risk of cancer, and combined annual sales dropped. In 2013, the combined annual sales of these two products were approximately $240 million. We believe that VTP-38543 can be developed as a first-in-class therapy that controls inflammation and improves the skin barrier function in these patients while avoiding the side effects associated with existing treatments.

  Preclinical Data

        The ability of VTP-38543 to bind to LXR was determined in biochemical binding assays. VTP-38543 is a potent binder to LXRb (26 nM). VTP-38543 was also tested for its ability to induce LXR-mediated activity in a cell-based assay. VTP-38543 is a potent partial agonist of LXRb with an EC50 of 16 nM.

        We also assessed the ability of VTP-38543 to reduce inflammation in a mouse ear model of inflammation. As shown in Figure 20 below, the chemical tetradecanoylphorbol acetate, or TPA, induced a strong inflammatory response (Figure 20B) as shown by the infiltration of neutrophils (small arrows) and increased ear swelling as indicated by the width of the double headed arrow. Topical treatment with VTP-38543 significantly reduced both neutrophil infiltration and swelling (Figure 20D). The effect was comparable to the reduction observed upon topical treatment with a potent glucocorticoid, clobetasol (Figure 20C).

Figure 20: VTP-38543 is efficacious in a chemically induced mouse ear model of inflammation. A: Vehicle treated, no chemical induction. B: Vehicle treated + chemical (TPA) induction. C: Glucocorticoid (clobetasol) + TPA induction. D: VTP-38543 + TPA induction.

        ABCG1 and SREBP1c are key LXR target genes that are involved in lipid transport and lipid synthesis. Mice lacking ABCG1 or SREBP1c display abnormal barrier formation. As shown in Figure 21 below, topical application of VTP-38543 to the skin of hairless mice increased expression of both genes.

ABCG1 Gene Induction (Hairless Mouse Skin, n=4)	SREBP1c Gene Induction (Hairless Mouse Skin, n=4)

Figure 21: VTP-38543 induced genes critical for lipid transport and lipid synthesis in skin.

        VTP-38543 was also tested in primary cultures of human epidermal keratinocytes for induction of these same lipid metabolism and transport markers. As shown in Figure 22 below, VTP-38543 induced the expression of both ABCG1 and SREBP1c in a concentration-dependent manner in primary human cells.

ABCG1 Gene Induction (Human Epidermal Keratinocytes)	SREBP1c Gene Induction (Human Epidermal Keratinocytes)

Figure 22: In primary cultures of human epidermal keratinocytes, VTP-38543 significantly increased expression of ABCG1 and SREBP1c after 24 hours.

        LXR activation has been shown to reduce inflammation in multiple human cell types including macrophages. IL-6 is a key cytokine involved in skin inflammation and is expressed in human macrophages. Consistent with its anti-inflammatory effect in the mouse dermatitis model, as shown in Figure 23 below, VTP-38543 was able to reduce IL-6 expression in human THP-1 macrophages in a concentration dependent manner.

Inhibition of IL-6 Secretion by THP-1 Macrophages

Figure 23: VTP-38543 significantly decreased expression of IL-6 in activated THP-1 macrophages.

        In order to further progress VTP-38543 as a clinical candidate, we identified two suitable topical formulations with appropriate drug stability, release, permeation and aesthetic characteristics. VTP-38543 was formulated in these two topical formulations and then applied to the skin of hairless mice in order to determine if an LXR dependent marker of barrier function could be induced with these formulations. As shown in Figure 24 below, both topical formulations of VTP-38543 produced strong, dose-dependent induction of the marker ABCG1 in mouse skin.

ABCG1 Gene Induction in Mouse Skin (formulation 1)	ABCG1 Gene Induction in Mouse Skin (formulation 2)

Figure 24: VTP-38543 induced ABCG1 in mouse skin when applied topically.

  Development Plans

        VTP-38543 is in preclinical development for the LXR dermatology program. We anticipate completing the necessary preclinical studies and filing an IND for VTP-38543, with initiation and results of Phase 1 clinical safety and pharmacokinetics trials expected in the second half of 2015. We expect that the first Phase 1 clinical trial will be a single topical dose study in healthy volunteers. The endpoints for the clinical trial will be safety and tolerability, pharmacokinetics if there are detectable drug levels in plasma, and biomarkers of increased lipid synthesis and transport in skin biopsies. The second clinical trial is expected to be a two week, topical multiple dose Phase 1 trial. It will be performed in young adults with atopic dermatitis. In addition to safety, tolerability, and pharmacokinetics, improvement in the clinical signs and symptoms of the atopic dermatitis will be assessed.

Immuno-Oncology Program

        We have initiated a discovery program focused on developing small molecule immuno-modulators for treating cancer. The goal of cancer immunotherapy is to harness the human immune system and direct it against the cancer to achieve durable responses or complete eradication of disease. The genetic and cellular changes that are present in most cancers provide the immune system with new antigens to generate tumor-directed T cells that can recognize and kill these cancer cells. However, the presence of immune suppressive factors from the cancer cells or in response to the cancer cells in the tumor micro-environment blunts an effective immune response, allowing tumors to escape immune-mediated clearance. The key to success in cancer immunotherapy is the ability to overcome tumor-induced mechanisms that antagonize the function of the immune system and limit its capacity to clear the tumors.

        Cancer immunotherapy has been a focus of the pharmaceutical industry and academia over the last several years due to the publicly disclosed clinical successes that immune activation has had in treating many tumor types. There is an emerging class of cell checkpoint blockers being developed by multiple pharmaceutical companies to treat cancer by targeting immune checkpoints, which are inhibitory signaling pathways that switch off T cells. These inhibitory pathways are upregulated in the tumor microenvironment, allowing cancers to actively suppress tumor infiltrating T cells and escape targeting. The first clinical success with checkpoint blockade was seen with Yervoy, an antibody shown to bind to and block the signaling of CTLA-4, an inhibitory protein on the T cell surface developed by BMS. Other companies have generated even more promising clinical results with antibodies targeting other checkpoint inhibitor pathway components (e.g. PD-1, Tim-3, LAG-3). In addition to checkpoint blockers, a number of complementary approaches are being pursued clinically by other pharmaceutical companies, including novel vaccination strategies, adoptive T cell therapies and direct activation of T cell co-stimulatory pathways.

        With the initial success of BMS's anti-CTLA-4 directed therapies, the list of potential "checkpoint" modulators has continued to expand. A number of small molecular weight metabolites have been identified by others as potential immuno-modulators. These metabolites, which are generated by cells in the tumor microenvironment, directly suppress T cell function or activate immune suppressive mechanisms. The ability to inhibit the enzymes that generate these metabolites with small molecule drugs represents a new approach to tumor immunotherapy.

        As clinical experience grows with immuno-therapeutics, both preclinical and clinical studies in the published scientific literature suggest that combination regimens are likely to be the dominant route for development of agents in this area. This applies not only to combinations with other newer agents, but also with conventional therapies such as radiotherapy, surgery and chemotherapy, and multiple groups have demonstrated the potential for additivity or synergy of these combinations to promote broader and more durable responses. Regimens targeting multiple, discrete pathways to activate tumor immunity have the potential to improve patient outcomes dramatically.

        Using our Contour platform, we discovered certain potential compounds that bind to and inhibit our target protein which are candidates to develop within our immuno-oncology program. We plan to conduct preclinical animal studies to optimize these compounds and confirm that they are active.

Contour—Our Structure-Based Drug Design Platform

  Traditional Discovery Approach Compared to Contour

        Small molecule drugs continue to represent the majority of drug approvals in the United States. In 2013, the FDA approved 25 small molecule drugs out of 27 new drug approvals. Small molecule drugs interact with a target molecule, typically a protein, either to induce or to inhibit that molecule's function within the human body. Traditionally, small molecule drugs have been discovered through the screening of thousands to millions of compounds from existing chemical libraries against a predictive biological assay for a disease target. Under this method of small molecule drug discovery, molecules or potential drugs are inspected one at a time and modeled or docked by a scientist. We believe that traditional small molecule drug discovery is an inefficient, costly and time-consuming process due in part to:

  •
  the use of molecules that have been generated based on targets other than the one of interest;
  •
  the absence of high affinity molecules from the library;
  •
  the need for each molecule in a library for docking to be assessed in the many different shapes, or confirmations, in which the molecule can exist, which can multiply the potential number of molecules to be docked to over a trillion members which vastly increases the complexity of the assessment; and
  •
  the lack of a high quality scoring function, which is a computer program that predicts how tightly a molecule will bind to the active site on a protein, resulting in docking experiments of questionable reliability.

        By contrast, we are developing pharmaceutical product candidates through the use of our proprietary, structure-based drug design platform called Contour. The Contour platform combines our proprietary drug design and modeling software program with a proprietary directional model-based fast and accurate scoring function. Our experienced multi-disciplinary scientific staff integrates these features with the disciplines of x-ray crystallography, molecular modeling, medicinal chemistry and biology in order to create a rapid, iterative structure-based design and optimization process. We believe Contour enables our drug discovery process to be more efficient than traditional pharmaceutical approaches because it allows us to rationally design or alter chemical compounds to specifically interact with the targeted protein by computationally growing and scoring small molecules in a three dimensional structure of a target protein. We believe that the algorithms in Contour increase the chances for the discovery of potent and selective compounds for protein targets, and enable us to successfully pursue difficult-to-drug targets. Moreover, we believe that Contour accelerates optimization of lead compounds, since modification of a compound may be undertaken with knowledge of the relationship between the compound's structure and its desired biological effect, rather than through experimentation after randomly generated modifications to that compound.

  Contour Discovery Process

        Our discovery process is summarized in Figure 25 below.

Figure 25: Contour discovery process.

        We select drug targets that are implicated in diseases that represent large market opportunities where there are significant unmet medical needs and where the target has validated biology but has been difficult-to-drug. We believe that our proprietary drug discovery platform Contour provides a competitive advantage in solving difficult-to-drug targets, or those that have not been successfully solved using conventional high throughput library screening and optimization. We believe targets with validated biology, achieved through genetics, animal data and direct clinical experience, increases the probability of success of our discoveries. We frequently rely on mouse gene knock-out models or human genetic diseases for target validation. We combine the experience and judgment of our internal scientific leadership team with that of outside key scientific thought leaders to finalize the selection of a new therapeutic target to pursue.

        We believe that the proprietary software component of our Contour platform represents a compelling de novo design approach to drug discovery because it increases the probability of successfully generating novel molecules that best fit into a protein binding site, as compared to the traditional human-guided computational methods. Our Contour platform allows for the creation of novel, drug-like molecules by assembling synthetically viable fragments in a protein binding site using a high-resolution x-ray crystal structure or homology model of the protein. As shown in Figure 26 below, our Contour platform does this by virtually growing drug-like molecules by assembling fragments in well-defined binding pockets. Dynamic Fragment Selection, or DFS, is a novel component of Contour that uses the physical characteristics of the binding site in selecting complementary fragments during the growth process. Contour's proprietary artificial intelligence experientially optimizes performance in subsequent iterations. We believe that DFS avoids the limitations of the standard growth and scoring approach since it generates molecules by dynamically selecting only a subset of the fragment library that best matches the shape and features of a given pocket in the target binding site. Contour also provides a 3-dimensional representation of the small molecule bound to the binding site of the target protein and the optimal rotational position, or rotamer, of a fragment attached by a single, rotatable bond to the rest of the compound. In greater than 90% of the cases, this representation is nearly identical to the structural information obtained by x-ray crystallography.

Figure 26: Our discovery process and illustration of the molecule assembly process by the Contour growth algorithm.

        The grown molecules are then scored by our proprietary empirical scoring function. The Contour scoring function is based on a directional contact model in which both distance and orientation are used to characterize interactions. The directional model captures the close, basic molecular interactions such as hydrogen bond, short-range electrostatic repulsion, non-polar interaction and desolvation effect. The score produced by Contour provides a prediction of the binding affinity or potency of enzyme inhibition. The Contour scoring function allows us to rank order grown molecules and helps identify those that have a high probability of exhibiting activity against the protein target of interest. The final Contour score is approximately equivalent to pKi (-logKi). For example, scores of 6.0, 7.0, 8.0, 9.0, and 10.0 correspond to binding constants of 1000, 100, 10, 1.0, and 0.1 nM, respectively.

        As compared to other software programs used to predict protein-ligand binding affinities, we believe that Contour's is amongst the most effective at accurately predicting potency and position of a molecule in the protein binding site. This enables our team of drug discovery scientists to rapidly improve and optimize drug molecules.

        The robust performance of the Contour scoring function, the incorporation of interaction terms and a scoring function that is effective at scoring protein-ligand complexes across multiple classes of protein targets, provides a method for our modelers and chemists to confidently identify new molecules that interact with target proteins. The Contour growth algorithm and scoring function has enabled us to successfully and rapidly identify potent small molecules, accurately predict and experimentally solve atomic level structures of them in target proteins, generate compounds that bind to the target protein, and optimize those compounds to produce product candidates.

        Once the computationally designed compounds with the highest predicted binding affinity have been identified and prioritized by our modelers and chemists, our chemists synthesize these priority compounds. Synthesized compounds are assayed in a set of biochemical and cell based assays to determine binding affinity and activity against the molecular target. The pharmacokinetics of the synthesized compounds are determined in mice or rats. In parallel to the testing, the compound is co-crystallized with the target protein, and the structure of the compound bound to protein is determined. Once these data are obtained, frequently within two weeks of the initial synthesis of the compound, the combined team of modelers, chemists and biologists meet to assess the results and decide on the specific objectives for the next iterative cycle of the drug discovery process.

        The efficiency and quality of this discovery process are exemplified by the speed at which important milestones have been reached for these challenging targets. As shown in Figure 27 below, by leveraging our Contour platform and through the efforts of our accomplished drug discovery scientists, we have in the case of each of our discovery programs been able to rapidly overcome the obstacles of the target and obtain novel compounds in 7 months or less and animal proof-of-concept with oral dosing in 16 months or less.

(1)
We voluntarily halted our plans to conduct a Phase 2 clinical trial for this former product candidate following the release of clinical data from another pharmaceutical company that would have required us to significantly increase the scope, scale and duration of clinical trial work to obtain regulatory approval.

Figure 27: Time to develop a novel chemistry solution and achieve animal proof-of-concept.

Collaborations

        We currently have two collaborations with BI relating to VTP-34072, for the treatment of type 2 diabetes, and VTP-37948, for the treatment of Alzheimer's.

  11b HSD1

        On October 2, 2007, 21 months after initiating our 11b HSD1 program, we entered into a research collaboration and license agreement with BI, or the 11b Agreement, under which the companies agreed to combine their respective 11b HSD1 programs and to work together to identify and develop compounds for patients with type 2 diabetes and certain related metabolic disease conditions, such as dyslipidemia. As of June 30, 2014, we have received $74.2 million from BI since 2007 related to the 11b Agreement, including a $15 million equity investment, $22.2 million in upfront fees and research funding and $37 million in development milestones. We received a $6.0 million milestone payment from BI in the third quarter of 2014 as a result of the first patient having been dosed in the Phase 2 clinical trial, which commenced in July 2014. In addition, we are eligible to receive up to $272.0 million in additional milestone payments based on the achievement of pre-specified events, including up to $147.0 million in development and regulatory milestone payments and up to $125.0 million in commercialization milestone payments. We are also eligible to receive tiered royalty payments from BI, ranging from the upper single digits up to the low double digits percentages, based on the net sales of potential future products, subject to certain reductions. We have the option to participate in funding the Phase 3 clinical trials in exchange for increased royalties of approximately 0.1% per 1.0% of such funding that we provide. BI's obligation to pay the royalties continues on a country-by-country and product-by-product basis for the later of ten years following the first commercial sale of such product in such country, or as long as the product is covered by any of the patents licensed to BI under the agreement or any of the patents controlled by BI as of the effective date thereof. We are also eligible to receive 50% of the aforementioned milestone payments for any subsequent products and for any additional indications of a product to achieve those milestones.

        Under the terms of the 11b Agreement, BI has the worldwide exclusive license to use certain of our patents and other intellectual property assets to develop and commercialize 11b HSD1 inhibitors for the treatment of the indications referred to above. BI will control and is responsible for the expenses of the preclinical and clinical development and commercialization of the product candidates resulting from the collaboration. We are responsible for carrying out certain activities relating to the identification, synthesis, characterization and optimization of compounds pursuant to an agreed-upon research plan and received research funding from BI in connection with those activities. The 11b Agreement included an initial set of diligence obligations and initial development timelines which were based on the parties' best judgment of the anticipated timing of certain research and development activities. Due to the uncertainties associated with drug discovery and development, these obligations and development timelines have not been achieved on the original anticipated schedule. We anticipate that future development obligations may also be achieved later than initially planned. The 11b Agreement gives us the right to terminate the 11b Agreement if these diligence obligations are not met. However, we have not exercised this right and do not currently plan to do so. We are working collaboratively with BI to progress the 11b program toward our desired clinical end points. We also have the right, subject to the approval of the joint steering committee established pursuant to the 11b Agreement, to use our patents and other intellectual property as licensed to BI as well as certain patents and other intellectual property assets of BI worldwide develop and commercialize any particular 11b HSD1 inhibitor that BI has not selected as a development candidate in accordance with the criteria agreed upon by the parties, for the treatment of indications other than those referred to above.

        We have entered into three amendments to the 11b Agreement: the first in October 2007, the second in February 2012, and the third in February 2014. The first amendment clarified the scope regarding the parties' rights to use certain intellectual property. The second amendment identified addtional back-up compounds for potential development and described the clinical development of such back-up compounds. In addition, in the second amendment we agreed with BI to divide a development milestone contained in the original agreement into two separate development milestones. There was no change to the aggregate potential development milestone payments. The amendment was made based on the parties' agreement that the first patient being dosed in a Phase 2 clinical trial would demonstrate sufficient progress to trigger partial payment of the original milestone amount. Pursuant to the changes made in the second amendment, we received a $6.0 million milestone payment in BI in the third quarter of 2014 as a result of the first patient having been dosed in the Phase 2 clinical trial. We would not otherwise have been entitled to such milestone payment in connection with the Phase 2 clinical trial currently being conducted by BI. The third amendment clarified ownership of compounds created during the research term of the agreement. There was no incremental monetary consideration provided by either party in connection with the execution of any of these amendments.

        Either party may terminate the 11b Agreement following an uncured material breach by the other party; however, we may not terminate the agreement following the first sale of a product in certain major markets except in the event of certain breaches by BI of its payment obligations under the 11b Agreement. If BI terminates the agreement due to our material breach, then, except in certain circumstances, we would continue to be eligible to receive royalty and milestone payments under the agreement. After the completion of the research phase of the collaboration, BI also has the right to terminate the 11b Agreement in its entirety or on a product-by-product basis without cause, in which case we would obtain certain exclusive rights to develop and commercialize the terminated products for the treatment of indications referred to above.

  BACE

        On June 4, 2009, 18 months after initiating our BACE program, we entered into a second research collaboration and license agreement with BI, or the BACE Agreement under which the companies agreed to work together to identify and develop BACE inhibitors for the treatment of Alzheimer's. As of June 30, 2014 we have received $78.2 million from BI related to BACE including a $15 million equity investment, $34.2 in upfront fees and research funding and $29 million in development milestones. In addition, we are eligible to receive up to $326.0 million in additional milestone payments based on the achievement of pre-specified events, including up to $176.0 million in development and regulatory milestone payments and up to $150.0 million in commercialization milestone payments. We are also eligible to receive 50% of the aforementioned milestone payments for any subsequent products and for any additional indications of a product to achieve those milestones. We are also eligible to receive tiered royalty payments from BI, ranging from the upper single digits up to the low double digits percentages, based on the net sales of potential future products, subject to certain reductions. We have the option to participate in funding the Phase 3 clinical trials in exchange for increased royalties of approximately 0.1% per 1.0% of such funding that we provide. BI's obligations to pay the royalties continues on a country-by-country and product-by-product basis for the later of ten years following the first commercial sale of such product in such country, or as long as such product is covered by patents licensed to BI under the agreement or any of the patents controlled by BI as of the effective date of the BACE Agreement.

        Under the terms of the agreement, BI has the exclusive, worldwide license to use certain of our patents and other intellectual property assets to develop and commercialize BACE inhibitors. BI will control and is responsible for the expenses of preclinical and clinical development and commercialization of the product candidates resulting from the collaboration. We are responsible for carrying out certain activities relating to the identification, synthesis, characterization and optimization of compounds pursuant to an agreed-upon research plan and received research funding from BI in connection with those activities. The BACE Agreement included an initial set of diligence obligations and initial development timelines which were based on the parties' best judgment of the anticipated timing of certain research and development activities. Due to the uncertainties associated with drug discovery and development, these obligations and development timelines have not been achieved on the original anticipated schedule. We anticipate that future development obligations may also be achieved later than initially planned. The BACE Agreement gives us the right to terminate the BACE Agreement if these diligence obligations are not met. However, we have not exercised this right and do not currently plan to do so. We are working collaboratively with BI to progress the BACE program toward our desired clinical end points. If a particular BACE inhibitor is not advanced to the development phase, subject to the approval of the joint steering committee established pursuant to the BACE Agreement, we have the right to use our patents and other intellectual property assets licensed to BI as well as certain patents and other intellectual property assets of BI to develop and commercialize that BACE inhibitor for indications other than those referred to above.

        We have entered into three amendments to the BACE Agreement: the first in June 2011, the second in December 2012, and the third in December 2013. The June 2011 amendment clarified the description of technical attributes for a compound to guide candidate selection for advancement in the parties' then-current research plan; and did not modify any financial terms. The December 2012 amendment expanded the Core Indication definition to include diabetes and metabolic disease. In accordance with that amendment, we were obligated to provide twelve months of research contributions at no cost to, and at the option of, BI, with such contributions to be completed no later than June 30, 2014. Under the terms of the December 2012 amendment, we received an upfront, nonrefundable, execution fee of $4 million, but no other additional payments. The timing of other payments as defined in the original agreement was not changed by the December 2012 amendment. In the December 2012 amendment, BI agreed that the first satisfaction of the Candidate Feasibility milestone with respect to one of the expanded Core Indications would trigger a $2.0 million milestone payment. This milestone was not satisfied prior to the December 2013 amendment. The December 2013 amendment confirmed the achievement of a $14 million milestone payment owed upon the initiation of Phase 1 studies and was consistent with the terms of the original agreement, which payment was subsequently received by us. The December 2013 amendment also reduced the $2.0 million milestone payment for the first satisfaction of the Candidate Feasibility milestone with respect to one of the expanded Core Indications identified in the December 2012 amendment to a $1.0 million milestone payment. This milestone has not been satisfied as of June 30, 2014. There was no incremental monetary consideration provided by either party in connection with the execution of the June 2011 or December 2013 amendments.

        Either party may terminate the BACE Agreement following an uncured material breach by the other party; however, we may not terminate the BACE Agreement following the first sale of a product in certain major markets except in the event of certain commercial conflicts or breaches by BI of its payment obligations to us under the BACE Agreement. If BI terminates the BACE Agreement due to our material breach, then, except in certain circumstances, we would continue to be eligible to receive royalty and milestone payments under the BACE Agreement. After the research phase is complete, BI also has the right to terminate the BACE Agreement in its entirety or on a product-by-product basis, in which case we would obtain certain exclusive rights to develop and commercialize the terminated products for the treatment of Alzheimer's, diabetes or metabolic disease.

Intellectual Property

        Our commercial success depends in part on our ability to obtain and maintain proprietary or intellectual property protection for our product candidates, our core technologies, and other know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary or intellectual property rights. Our policy is to seek to protect our proprietary and intellectual property position by, among other methods, filing patent applications in the United States and in foreign jurisdictions related to our proprietary technology and product candidates. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary and intellectual property position.

        We file patent applications directed to the composition of matter and methods of use for our product candidates. As of June 30, 2014, we owned, solely or jointly, 20 issued patents and 21 pending applications in the United States, 68 issued patents and 180 pending applications in foreign jurisdictions, and 6 pending international applications filed under the Patent Cooperation Treaty, or PCT. These patents and pending applications cover the most advanced product candidates, as well as related compounds active against the clinical targets of interest. Of these, 2 issued patents and 8 pending applications in the United States, 7 issued patents and 78 pending applications in foreign jurisdictions, and 3 pending international applications filed under the PCT cover compositions of matter or methods of use of the most advanced product candidates. The technology underlying solely owned patents and patent applications has been developed by us and was not acquired from any in-licensing agreement.

        The intellectual property portfolios for our key product candidates as of June 30, 2014 are summarized below.

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  11b HSD1—Type 2 Diabetes:  Our most advanced 11b HSD1 inhibitor compound for our type 2 diabetes program, VTP-34072, is in clinical development in partnership with BI. The VTP-34072 portfolio includes one issued patent in the United States, one pending patent application in the United States, two issued patents in foreign jurisdictions, and 37 pending patent applications in foreign jurisdictions including Europe, Japan, Taiwan, Canada, Australia, Brazil, China and India. These properties, which are jointly owned by us and BI, include claims directed to the compound VTP-34072, VTP-34072 as a member of a class of related compounds, and methods of using these compounds to treat type 2 diabetes mellitus. The granted patents and any patents that may grant from the pending applications will expire in November 2030, not including possible extensions. The U.S. patent claiming the compound VTP-34072, VTP-34072 as a member of a class of related compounds, and methods of using these compounds to treat type 2 diabetes mellitus, received additional patent term (patent term adjustment) from the U.S. Patent and Trademark Office, or USPTO, due to the USPTO delay, and as a result will expire in September 2031, not including possible additional extensions that it may receive for regulatory delay (patent term extension).
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  BACE—Alzheimer's Disease:  Our most advanced BACE inhibitor compound for our Alzheimer's program, VTP-37948, is in clinical development in partnership with BI. The VTP-37948 portfolio includes one pending patent application in the United States, one pending international application filed under the PCT, and six pending patent applications in foreign jurisdictions. These applications, which are jointly owned by us and BI, include claims directed to the compound VTP-37948, VTP-37948 as a member of a class of related compounds, and methods of using these compounds to treat Alzheimer's disease. Any patents that may issue from these applications will expire in August 2033, not including possible extensions due to patent office or regulatory delay.
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  RORgt—Autoimmune Disease:  Our most advanced RORgt inhibitor compound for our autoimmune disease program, VTP-43742, is claimed in a U.S. provisional application filed in February 2014. The U.S. provisional application includes claims to VTP-43742 as a member of a class of related compounds and methods of using these compounds to treat various indications. The U.S. provisional application will allow for the filing of patent applications and pursuit of patents on a worldwide basis. Any patents that may issue from these applications could expire as late as February 2035, not including possible extensions due to patent office or regulatory delay.
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  LXRb—Acute Coronary Syndrome:  Our most advanced LXRb selective agonist compound for our ACS program, VTP-38443, is claimed in a published PCT application. The PCT application includes claims to VTP-38443 as a member of a class of related compounds and methods of using these compounds to treat various indications. The PCT application will allow for the worldwide pursuit of patents, including in the U.S., Europe, Japan, Canada, Australia, Brazil, China and India. Any patents that may issue from these applications will expire in March 2033, not including possible extensions due to patent office or regulatory delay.
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  LXRb—Atopic Dermatitis:  Our selective agonist compound for our atopic dermatitis program, VTP-38543, is claimed in a published PCT application. The PCT application, includes claims to VTP-38543 as a member of a class of related compounds and methods of using these compounds to treat various indications, including atopic dermatitis. The PCT application will allow for the worldwide pursuit of patents, including in the U.S., Europe, Japan, Canada, Australia, Brazil, China and India. Any patents that may grant from these applications will expire in March 2033, not including possible extensions.

        The PCT is an international patent law treaty that provides a unified procedure for filing a single initial patent application to seek patent protection for an invention simultaneously in each of the member states. Although a PCT application is not itself examined and cannot issue as a patent, it allows the applicant to seek protection in any of the member states through applications to the national or regional patent offices of the individual countries in which the applicant wants to secure a patent, which are referred to as "national-phase" applications. Once the applicant enters the national phase, each national or regional patent office concerned begins the process of determining whether to grant a patent in the applicable country or region. Patents based on PCT national-stage applications are granted on a country-by-country basis. The grant of a patent from a PCT national-phase application in a particular member state does not provide any patent rights in any other PCT member state. However, with respect to regional offices under the PCT, such as the European Patent Office, once a patent has been granted by the regional office, the patent can be nationalized and made enforceable in each member country of the regional office without further examination.

        The term of individual patents depends upon the legal term for patents in the countries in which they are obtained. In most countries, including the U.S., the patent term is 20 years from the earliest filing date of a non-provisional patent application. In the U.S., a patent's term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. The term of a patent that covers a drug may also be eligible for patent term extension when FDA approval is granted, provided statutory and regulatory requirements are met. In the future, if and when our product candidates receive approval by the FDA or foreign regulatory authorities, we expect to apply for patent term extensions on issued patents covering those drugs, depending upon the length of the clinical trials for each product candidate and other factors. There can be no assurance that any of our pending patent applications will issue or that we will benefit from any patent term extension or favorable adjustment to the term of any of our patents.

        With respect to Contour, our proprietary structure-based drug discovery platform, we consider trade secrets and know-how to be our primary intellectual property.

Competition

        The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technology, knowledge, experience and scientific resources provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions.

        Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical studies, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or that may be necessary for, our programs.

        The key competitive factors affecting the success of all of our product candidates, if approved, are likely to be their efficacy, safety, convenience, price, the level of generic competition and the availability of reimbursement from government and other third-party payors.

        Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize drugs that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any drugs that we may develop. Our competitors also may obtain FDA or other regulatory approval for their drugs more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of a lower cost alternative for the indication, including generic drugs. Generic drugs for the treatment of the indications on which we currently plan to initially focus are currently on the market, and additional drugs are expected to become available on a generic basis over the coming years. If we obtain marketing approval for our product candidates, we expect that they will be priced at a significant premium over competitive generic drugs.

        While our product candidates may compete with many existing drugs and other therapies, to the extent they are ultimately used in combination with or as an adjunct to these therapies, our product candidates will not be competitive with them. Some of the currently-approved drug therapies are branded and subject to patent protection, and others are available on a generic basis. Many of these approved drugs are well-established therapies and are widely-accepted by physicians, patients and third-party payors.

        If our product candidates are approved, they will compete with currently marketed drugs and potentially with product candidates currently in development focusing on the same mechanism of action which include:

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  11b HSD1:  We believe that Bristol-Myers Squibb Company, or BMS, Eli Lilly and Company, and Roche Holding AG are studying their 11b HSD1 inhibitors in clinical trials.
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  BACE:  We believe that Merck & Co., AstraZeneca PLC in collaboration with Eli Lilly and Company, and Eisai Co., Ltd. in collaboration with Biogen Idec are studying BACE inhibitors in clinical trials.
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  RORgt:  We believe that a number of companies including large pharmaceutical companies and large biotech companies are actively assessing RORgt inhibitors in preclinical studies.
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  LXRb:  We believe that BMS is studying an LXRb inhibitor in cardiovascular clinical trials and Alexar Therapeutics, Inc. is developing an LXRb inhibitor for dermatologic conditions.

Manufacturing

        We do not have any manufacturing facilities or personnel. We rely on third parties for the manufacture of our product candidates for preclinical studies and clinical trials, as well as the commercial manufacture if our product candidates receive marketing approval. We obtain our supplies from these manufacturers on a purchase order basis and do not have long-term supply arrangements in place. For all of the product candidates being developed by us, we intend to identify and qualify additional manufacturers to provide the active pharmaceutical ingredient, or API, and fill-and-finish services prior to seeking regulatory approval. BI is responsible for the manufacture of API and fill-and-finish services for both 11b HSD1 and BACE.

        All of our product candidates are small molecules and are manufactured in reproducible synthetic processes from readily available starting materials. We believe the chemistry is scalable and will not require unusual equipment in the manufacturing process. We expect to continue to develop product candidates that can be produced cost-effectively at contract manufacturing facilities.

Commercialization

        For certain of our unpartnered product candidates, we expect to retain U.S. commercial rights in specialty markets and establish regional partnerships to commercialize outside the United States. We have not established sales, marketing or product distribution operations because our most advanced product candidates are still in preclinical or early clinical development. We currently do not have any sales or marketing experience. We plan to establish the required capabilities within an appropriate time frame ahead of any product approval and commercialization to support a product launch. As per our agreements with BI, we expect them to commence the commercialization activities with their sales and marketing organization upon regulatory approval for both of the licensed programs.

Government Regulation and Product Approval

        Governmental authorities in the United States, at the federal, state and local level, and analogous authorities in other countries extensively regulate, among other things, the research, development, testing, manufacture, safety surveillance, efficacy, quality control, labeling, packaging, distribution, record keeping, promotion, storage, advertising, distribution, marketing, sale, export and import, and the reporting of safety and other post-market information of products such as those we are developing. Our product candidates must be approved by the FDA through the New Drug Application, or NDA, process before they may be legally promoted in the United States and by the European Medicines Agency through the Marketing Authorization Application, MAA, process before they may be legally marketed in Europe. Our product candidates will be subject to similar requirements in other countries outside of Europe and the United States prior to marketing in those countries. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and resources.

United States Government Regulation

  NDA Approval Processes

        In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, and the FDA's implementing regulations. An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

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  completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA's good laboratory practice regulations;
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  in the case of clinical trials conducted in the United States, submission to the FDA of an IND which must take effect before clinical trials may begin;
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  in the case of clinical trials conducted in the United States, approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;
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  performance of adequate and well-controlled clinical trials in accordance with good clinical practice, or GCP, regulations to establish the safety and efficacy of the proposed drug product for each indication;
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  preparation and submission to the FDA of an NDA;
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  review of the product by an FDA advisory committee, where appropriate or if applicable;
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  satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product or its components are produced to assess compliance with current good manufacturing practices, or cGMP, regulations and to assure that the facilities, methods and controls are adequate to preserve the product's identity, strength, quality and purity;
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  payment of user fees and securing FDA approval of the NDA; and
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  compliance with any post-approval requirements, including potential requirements for a risk evaluation and mitigation strategies and post-approval outcomes studies required by the FDA.

        Once a pharmaceutical candidate is identified for development, it enters the preclinical or nonclinical testing stage. Preclinical studies include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. Clinical trials are required to be conducted in compliance with the rules and regulations of the countries in which they are being conducted. In the case of clinical trials conducted in the United States, an IND is required to be submitted to the FDA prior to commencing the trial. An IND sponsor must submit the results of the preclinical studies, together with manufacturing information and analytical data, to the FDA as part of the IND. Some preclinical studies may continue even after the IND is submitted. In addition to including the results of the preclinical studies, the IND will also include a protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the first phase lends itself to an efficacy determination. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the IND on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. A clinical hold may occur at any time during the life of an IND, and may affect one or more specific clinical trials or all clinical trials conducted under the IND.

        All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with cGCP regulations. They must be conducted under protocols detailing the objectives of the trial, dosing procedures, research subject selection and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND, and progress reports detailing the status of the clinical trials must be submitted to the FDA annually. Sponsors also must timely report to FDA serious and unexpected adverse reactions, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure, or any findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug. An institutional review board, or IRB, at each institution participating in the clinical trial must review and approve the protocol before the clinical trial commences at that institution and must also approve the information regarding the trial and the consent form that must be provided to each research subject or the subject's legal representative, monitor the study until completed and otherwise comply with IRB regulations.

        Clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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  Phase 1.  The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and elimination. In the case of some products for severe or life-threatening diseases, such as cancer, and especially when the product may be inherently too toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients who already have the condition.
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  Phase 2.  Clinical trials are performed on a limited patient population intended to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.
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  Phase 3.  Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These studies are intended to establish the overall risk-benefit ratio of the product and provide an adequate basis for product approval and labeling claims.

        Clinical trials are inherently uncertain and Phase 1, Phase 2 and Phase 3 testing may not be successfully completed. The FDA or the sponsor may suspend a clinical trial at any time for a variety of reasons, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug has been associated with unexpected serious harm to patients. In some cases, clinical trials are overseen by an independent group of qualified experts organized by the trial sponsor, which is called the clinical monitoring board or data safety monitoring board. This group provides authorization for whether or not a trial may move forward at designated check points. These decisions are based on the limited access to data from the ongoing trial.

        During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to the submission of an IND, at the end of Phase 2 and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development. Sponsors typically use the meeting at the end of Phase 2 to discuss their

Phase 2 clinical trial results and present their plans for the pivotal Phase 3 clinical trial or trials that they believe will support the approval of the new drug. Sponsors may also request a Special Protocol Assessment, or SPA, the purpose of which is to reach agreement with the FDA on the Phase 3 clinical trial protocol design and analysis that will form the primary basis of an efficacy claim.

        According to published guidance on the SPA process, a sponsor that meets the prerequisites may make a specific request for an SPA and provide information regarding the design and size of the proposed clinical trial. The FDA is supposed to evaluate the protocol within 45 days of the request to assess whether the proposed trial is adequate, and that evaluation may result in discussions and a request for additional information. An SPA request must be made before the proposed trial begins, and all open issues must be resolved before the trial begins. If a written agreement is reached, it will be documented and made part of the record. The agreement will be binding on the FDA and may not be changed by the sponsor or the FDA after the trial begins except with the written agreement of the sponsor and the FDA or if the FDA determines that a substantial scientific issue essential to determining the safety or efficacy of the drug was identified after the testing began.

        Concurrent with clinical trials, sponsors usually complete additional animal safety studies and also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing commercial quantities of the product in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug and the manufacturer must develop methods for testing the quality, purity and potency of the drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its proposed shelf-life.

        The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests and other control mechanisms, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of user fees, but a waiver of such fees may be obtained under specified circumstances. The FDA reviews all NDAs submitted for a period of 60 days to ensure that they are sufficiently complete for substantive review before it accepts them for filing. It may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

        Once the submission is accepted for filing, the FDA begins an in-depth review. NDAs receive either standard or priority review. A drug representing a significant improvement in treatment, prevention or diagnosis of disease may receive priority review. A priority review designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA's goal for taking action on the NDA from ten months to six months from FDA filing of the NDA. The FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval and issue a complete response letter. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant. The FDA may refer the NDA to an advisory committee for review and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured and tested.

  Post-approval Requirements

        Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA and other governmental agencies, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

        Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with GMP regulations and other laws. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

        Failure to comply with the applicable U.S. requirements at any time during the product development process or approval process, or after approval, may subject us to administrative or judicial sanctions, any of which could have a material adverse effect on us. These sanctions could include:

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  refusal to approve pending applications;
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  withdrawal of an approval;
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  imposition of a clinical hold;
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  warning letters;
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  product seizures;
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  total or partial suspension of production or distribution; or
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  injunctions, fines, disgorgement, or civil or criminal penalties.

        The FDA strictly regulates the marketing, labeling, advertising and promotion of drug products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

        From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. In addition, FDA regulations and guidance are often issued revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be issued or changed or what the impact of such changes, if any, may be.

Regulation Outside of the United States

        In addition to regulations in the United States, we will be subject to regulations of other countries governing our business activities, including, our clinical trials and the commercial sale and distribution of our products. Even if we obtain FDA approval for a product, we must obtain approval by the comparable regulatory authorities of countries outside of the United States before we can commence clinical trials in such countries and approval of the regulators of such countries or economic areas, such as the European Union, or EU, before we may market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product licensing and promotion, pricing and reimbursement vary greatly by geographic region, and the time may be longer or shorter than that required for FDA approval.

        Under EU regulatory systems, a company may submit a MAA either under a centralized or decentralized procedure. The centralized procedure, which is compulsory for medicines produced by biotechnology or those medicines intended to treat AIDS, cancer, neurodegenerative disorders or diabetes and optional for those medicines which are highly innovative, provides for the grant of a single marketing authorization that is valid for all EU member states. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessments report, each member state must decide whether to recognize approval. If a member state does not recognize the marketing authorization, the disputed points are eventually referred to the European Commission, whose decision is binding on all member states.

Other Healthcare Laws

        Although we currently do not have any products on the market, if our drug candidates are approved and we and our partners begin commercialization, we and/or our partners may be subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which we conduct our business. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security, price reporting and physician sunshine laws. Our pre-commercial activity is subject to some of these laws, such as the laws relating to privacy and security, and anti-kickback laws described below, among others.

        The federal Anti-Kickback Statute makes it illegal for any person or entity, including a prescription drug manufacturer (or a party acting on its behalf) to knowingly and willfully, directly or indirectly, solicit, receive, offer, or pay any remuneration that is intended to induce the referral of business, including the purchase, order, lease of any good, facility, item or service for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. The term "remuneration" has been broadly interpreted to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, formulary managers, and beneficiaries on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated. Violations of this law are punishable by up to five years in prison, and can also result in criminal fines, administrative civil money penalties and exclusion from participation in federal healthcare programs.

        Additionally, the intent standard under the Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, collectively the Affordable Care Act, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the Affordable Care Act codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

        The federal civil False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, for payment to, or approval by, federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent or not provided as claimed. Entities can be held liable under these laws if they are deemed to "cause" the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers, promoting a product off-label, or for providing medically unnecessary services or items. In addition, our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state and third-party reimbursement for our products, and the sale and marketing of our products, are subject to scrutiny under this law. Penalties for False Claims Act violations may include up to three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim, the potential for exclusion from participation in federal healthcare programs, and, although the federal False Claims Act is a civil statute, False Claims Act violations may also implicate various federal criminal statutes.

        The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the Anti-Kickback Statute, the Affordable Care Act amended the intent standard for certain healthcare fraud statutes under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

        The civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

        Also, many states have similar fraud and abuse statutes or regulations that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. Additionally, to the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws.

        Because we intend to commercialize products that could be reimbursed under a federal healthcare program and other governmental healthcare programs, we intend to develop a comprehensive compliance program that establishes internal controls to facilitate adherence to the rules and program requirements to which we will or may become subject. BI currently maintains a Code of Conduct and Corporate Integrity for its U.S. operations. Although the development and implementation of compliance programs designed to establish internal controls and facilitate compliance can mitigate the risk of investigation, prosecution, and penalties assessed for violations of these laws, the risks cannot be entirely eliminated. If our operations or those of our partners are found to be in violation of any of such laws or any other governmental regulations, we or our partners may be subject to penalties, including, without limitation, administrative civil, and criminal penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs and individual imprisonment, any of which could adversely affect our ability to operate our business and our financial results.

        HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, including the final omnibus rule published on January 25, 2013, mandates, among other things, the adoption of uniform standards for the electronic exchange of information in common healthcare transactions, as well as standards relating to the privacy and security of individually identifiable health information, which require the adoption of administrative, physical and technical safeguards to protect such information. Among other things, HITECH makes HIPAA's privacy and security standards directly applicable to "business associates", namely independent contractors or agents of covered entities that create, receive or obtain protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities and business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney's fees and costs associated with pursuing federal civil actions. In addition, certain state laws govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties.

        The Affordable Care Act imposed, among other things, new annual reporting requirements for covered manufacturers for certain payments and "transfers of value" provided to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit timely, accurately and completely the required information for all payments, transfers of value and ownership or investment interests may result in civil monetary penalties of up to an aggregate of $150,000 per year and up to an aggregate of $1 million per year for "knowing failures." Covered manufacturers were required to begin collecting data on August 1, 2013 and submit reports on aggregate payment data to the government for the first reporting period (August 1, 2013 - December 31, 2013) by March 31, 2014, and were required to report detailed payment data for the first reporting period and submit legal attestation to the completeness and accuracy of such data by June 30, 2014. Thereafter, covered manufacturers must submit reports by the 90th day of each subsequent calendar year.

        More generally, the Affordable Care Act has had, and is expected to continue to have, a significant impact on the healthcare industry. The Affordable Care Act was designed to expand coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, among other things, the Affordable Care Act expanded and increased industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare prescription drug benefit. We cannot predict the impact of the Affordable Care Act on pharmaceutical companies, as many of the reforms require the promulgation of detailed regulations implementing the statutory provisions, some of which has not yet occurred. In the coming years, additional legislative and regulatory changes could be made to governmental health programs that could significantly impact pharmaceutical companies and the success of our product candidates.

Coverage and Reimbursement

        Sales of our products will depend, in part, on the extent to which the costs of our products will be covered by third-party payors, such as government health programs, private health insurers and managed care organizations. Third-party payors generally decide which drugs they will cover and establish certain reimbursement levels for such drugs. In particular, in the United States, private health insurers and other third-party payors often provide reimbursement for products and services based on the level at which the government (through the Medicare or Medicaid programs) provides reimbursement for such treatments. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products. Sales of our product candidates will therefore depend substantially on the extent to which the costs of our product candidates will be paid by third-party payors. Additionally, the market for our product candidates will depend significantly on access to third-party payors' formularies without prior authorization, step therapy, or other limitations such as approved lists of treatments for which third-party payors provide coverage and reimbursement. Additionally, coverage and reimbursement for therapeutic products can differ significantly from payor to payor. One third-party payor's decision to cover a particular medical product or service does not ensure that other payors will also provide coverage for the medical product or service, or will provide coverage at an adequate reimbursement rate. As a result, the coverage determination process will require us to provide scientific and clinical support for the use of our products to each payor separately and will be a time-consuming process.

        Third-party payors are developing increasingly sophisticated methods of controlling healthcare costs and increasingly challenging the prices charged for medical products and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could limit our net revenue and results. If these third-party payors do not consider our products to be cost-effective compared to other therapies, they may not cover our products after approved as a benefit under their plans or, if they do, the level of reimbursement may not be sufficient to allow us to sell our products on a profitable basis. Decreases in third-party reimbursement for our products once approved or a decision by a third-party payor to not cover our products could reduce or eliminate utilization of our products and have a material adverse effect on our sales, results of operations and financial condition. In addition, state and federal healthcare reform measures have been and will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products once approved or additional pricing pressures.

        In addition, in some non-U.S. jurisdictions, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the EU provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, reimbursement and pricing for products launched in the EU do not follow those of the United States and generally tend to be significantly lower.

Employees

        As of June 30, 2014, we employed 52 employees, 49 of whom are full-time and engaged in research and development activities, operations, finance, business development and administration, and 27 of our employees hold doctorate degrees (Ph.D., M.D. or PharmD.). None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Property and facilities

        We lease approximately 47,000 square feet of space for our headquarters in Fort Washington, Pennsylvania under an agreement that expires in January 2018, with an option to extend to 2023. We believe that our existing facilities are adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

Legal proceedings

        From time to time, we are subject to litigation and claims arising in the ordinary course of business. We are not currently a party to any material legal proceedings and we are not aware of any pending or threatened legal proceeding against us that we believe could have a material adverse effect on our business, operating results or financial condition.

MANAGEMENT

Executive Officers and Directors

        Our current executive officers, directors and key employees, and their ages and positions as of June 30, 2014, are as set forth below:

Name	Age	Position
Executive Officers
Jeffrey S. Hatfield	56	President, Chief Executive Officer and Director
Richard Gregg, M.D.	65	Chief Scientific Officer
Richard Morris(1)	41	Chief Financial Officer
Arthur Fratamico, R.Ph.(1)	48	Chief Business Officer
Directors
Peter Barrett, Ph.D.	61	Director
Robert V. Gunderson, Jr.	62	Director
Donald Hayden, Jr.	58	Chairman of the Board and Director
Charles W. Newhall, III	69	Director
Bryan Roberts, Ph.D.	47	Director
Charles A. Rowland, Jr.(2)	55	Director
Gino Santini(2)	58	Director

(1)
Commenced employment in May 2014.

(2)
Appointed to the board of directors effective September 3, 2014.

        Jeffrey S. Hatfield has served as President, Chief Executive Officer and a member of our board of directors since March 2004. Prior to joining Vitae, Mr. Hatfield worked at Bristol-Myers Squibb, a large publicly-traded biopharmaceutical company, which he joined in 1985, in a variety of executive positions, including: Senior Vice President of Bristol-Myers Squibb's Virology and Immunology Divisions from 2000 to 2004; President and General Manager, Canada from 1997 to 2000; and Vice President, U.S. Managed Health Care from 1996 to 1997. In 2014, Mr. Hatfield became a director of Ambit Biosciences, a biopharmaceutical company. Mr. Hatfield received a Masters in Business Administration from The Wharton School, University of Pennsylvania and received a bachelor's degree in Pharmacy from Purdue University. Our board of directors believes that Mr. Hatfield's position as our Chief Executive Officer, his extensive experience in general management and his experience in the biopharmaceutical industry qualify him to serve as a member of our board of directors.

        Richard Gregg, M.D. has served as our Chief Scientific Officer since 2008. Prior to joining Vitae, Dr. Gregg worked at Bristol-Myers Squibb, which he joined in 1988, in a variety of positions, including Vice President of Clinical Discovery from 2001 to 2007 and Vice President of Metabolic and Cardiovascular Drug Discovery from 1999 to 2001. Dr. Gregg's career in the industry was preceded by 10 years of studying disorders of lipid and lipoprotein metabolism at the National Heart, Lung and Blood Institute. Dr. Gregg received a Medical Doctorate from Stanford School of Medicine and received a Masters of Science and a bachelor's degree in Biochemistry from Iowa State University.

        Richard Morris has served as our Chief Financial Officer since May 2014. Prior to joining us, Mr. Morris worked at ViroPharma Incorporated, which he joined in 2001, in a variety of positions, including Vice President, Financial Planning and Strategic Analysis from 2012 to 2014, Vice President, Chief Accounting Officer from 2011 to 2012, Controller and Chief Accounting Officer from 2008 to 2011 and Controller from 2005 to 2008. Prior to joining ViroPharma, Mr. Morris worked for KPMG LLP in their Healthcare Assurance practice. Mr. Morris received a bachelor's degree in Accounting from Saint Joseph's University and has been a CPA since 1999.

        Arthur Fratamico, R.Ph. has served as our Chief Business Officer since May 2014. Prior to joining us, Mr. Fratamico served as chief business officer of Flexion Therapeutics, Inc. from June 2012 through 2014. Prior to Flexion, Mr. Fratamico led the business development efforts, including overseeing numerous licensing transactions and acquisitions, at private biotechnology companies including Trevena, Inc. from 2011 to 2012, Gemin X Pharmaceuticals, Inc. from 2008 to 2011 and MGI Pharma, Inc. from 1999 to 2008. Mr. Fratamico earned a bachelor's degree in pharmacy from the Philadelphia College of Pharmacy and an M.B.A. from Drexel University.

        Peter Barrett, Ph.D. has served as a member of our board of directors since December 2004. Dr. Barrett joined Atlas Venture, an early-stage venture capital fund, in 2002, and currently serves as a partner in the life sciences group. Previously, from 1998 to 2002, he was a co-founder, executive vice president and chief business officer of Celera Genomics. Prior to Celera, from 1979 to 1998, Dr. Barrett held senior management positions at the Perkin-Elmer Corporation, most recently serving as vice president, corporate planning and business development. Dr. Barrett served on the boards of directors of SciClone Pharmaceuticals, Inc. from 2011 to 2013, and Helios BioSciences Corporation from 2003 to 2012. Dr. Barrett currently serves on the boards of directors of the PerkinElmer Inc., Zafgen, Inc., and several other privately held companies. Dr. Barrett is currently vice chairman of the advisory council of the Barnett Institute of Chemical and Biological Analysis at Northeastern University, as well as adjunct professor at the Barnett Institute. He also serves as president of the Autism Consortium, a non-profit institution and is a member of the research council at Boston Children's Hospital. Dr. Barrett holds a B.S. in chemistry from Lowell Technological Institute (now known as the University of Massachusetts, Lowell) and a Ph.D. in analytical chemistry from Northeastern University. He also completed Harvard Business School's Management Development Program. Dr. Barrett's qualifications to sit on our board include his extensive leadership, executive, managerial and business experience with life sciences companies, including experience in the formation, development and business strategy of multiple start-up companies in the life sciences sector.

        Robert V. Gunderson, Jr. has served as a member of our board of directors since January 2002. Mr. Gunderson is a founding partner of the law firm of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, where he has practiced since 1995. Mr. Gunderson currently serves as a director of Theravance Biopharma, Inc., as well as a number of private companies. Mr. Gunderson previously served on the board of Theravance, Inc. Mr. Gunderson holds a J.D. from the University of Chicago, where he was Executive Editor of The University of Chicago Law Review. Mr. Gunderson also received an M.B.A. in Finance from The Wharton School, University of Pennsylvania and an M.A. from Stanford University. Mr. Gunderson's demonstrated leadership in his field, his understanding of our industry and his knowledge of financial and financing matters contributed to our conclusion that he should serve as a director.

        Donald Hayden, Jr. has served as a member of our board of directors since 2006 and the Chairman of the board of directors since 2006. Mr. Hayden previously served as the Executive Chairman of Transave, a biotechnology company, from 2006 until 2010, when Transave was acquired by Insmed, a biotechnology company. From 1981 to 2006, Mr. Hayden was an executive with Bristol-Myers Squibb Company, where he served in key executive roles including President of Global Pharmaceuticals; Executive Vice President and President, Americas; Executive Vice President of the Health Care Group; President of Oncology and Immunology; and Senior Vice President of Worldwide Franchise Management and Business Development. Mr. Hayden currently serves as lead independent director of Amicus Therapeutics Inc., a biopharmaceutical company, and as non-Executive Chairman of the board of directors of Insmed. Mr. Hayden is also a director of Otsuka America Pharmaceuticals, Inc., the U.S. subsidiary of Otsuka Pharmaceutical Company, Limited, a manufacturer of pharmaceuticals and nutraceutical products. Mr. Hayden also serves on the boards of directors for four privately-held companies: Alvine Pharmaceuticals; Nora Therapeutics; ReGenX Biosciences; and Dimension Therapeutics. Mr. Hayden is also a senior advisor to Prospect Venture Partners, a venture capital firm. Mr. Hayden holds a Bachelor of Arts degree in general studies from Harvard University and a Masters of Business Administration degree from Indiana University. Mr. Hayden's qualifications to sit on our board include his extensive leadership, executive, managerial and business experience with life sciences companies, including experience in the formation, development and business strategy of multiple start-up companies in the life sciences sector.

        Charles W. Newhall, III has served as a member of our board of directors since August 2001. In 1977, Mr. Newhall co-founded New Enterprise Associates, or NEA, a venture capital firm that focuses on the medical and life sciences and information technology industries, from which he retired effective December 31, 2012. To date, Mr. Newhall has served as a director of over 50 venture-backed companies. In addition to being a director on our board, some of his current Board memberships include NeuroPace, Inc. and Interfusio. In 1986, he founded the Mid-Atlantic Venture Association, or MAVA, which now has over 80 venture capital firms that are members, and is one of the most active regional venture associations in the country. He is Chairman Emeritus of MAVA. Before NEA, Mr. Newhall was a Vice President of T. Rowe Price. He served in Vietnam commanding an independent platoon including an initial reconnaissance of Hamburger Hill. His decorations include the Silver Star and Bronze Star V (1st OLC). He earned an Honors Degree in English from the University of Pennsylvania and an MBA from Harvard Business School. Mr. Newhall's substantial experience with companies in the healthcare sector and his venture capital, financial and business experience qualify him to serve as a director.

        Bryan Roberts, Ph.D. has served as a member of our board of directors since 2001. Dr. Roberts joined Venrock, a venture capital investment firm, in 1997, and he currently serves as a partner. From 1989 to 1992, Dr. Roberts worked in the corporate finance department of Kidder, Peabody & Co., a brokerage company. Dr. Roberts serves on the board of directors of Achaogen Inc., Castlight Health, Inc., Ironwood Pharmaceuticals, Inc. and ZELTIQ Aesthetics Inc., as well as on the board of several private companies. Dr. Roberts previously served on the board of directors of athenahealth, Inc. and Sirna Therapeutics, Inc. Dr. Roberts holds a B.A. in Chemistry from Dartmouth College and a Ph.D. in Chemistry and Chemical Biology from Harvard University. We believe Dr. Roberts' experience with facilitating the growth of healthcare and biotechnology companies, together with his historical perspective on the company, qualify him to serve on our board of directors.

        Charles A. Rowland, Jr. has served as a member of our board of directors since September 2014. Mr. Rowland is currently acting as a strategic consultant. Mr. Rowland was Vice President and Chief Financial Officer of ViroPharma Incorporated, an international biopharmaceutical company, from October 2008 until it was acquired by Shire plc in January 2014. Prior to joining ViroPharma, Mr. Rowland was the Executive Vice President and Chief Financial Officer, as well as the interim Co-Chief Executive Officer, for Endo Pharmaceuticals Inc., a specialty pharmaceutical company with a primary focus in pain management, where he served from December 2006 to September 2008. From 2004 to 2006, Mr. Rowland was the Senior Vice President and Chief Financial Officer of Biovail Corporation, an international pharmaceutical company. Mr. Rowland previously held positions of increasing responsibility at Breakaway Technologies, Inc., Pharmacia Corporation, Novartis AG and Bristol-Myers Squibb Co. Mr. Rowland currently serves on the board of directors of BIND Therapeutics, Inc. and Aurina Pharmaceuticals Inc., and previously served on the board of directors of Idenix Pharmaceuticals, Inc. from 2013 until its acquisition by Merck & Co., Inc. in August 2014. He is also a board member of the Philadelphia chapter of Financial Executives International. Mr. Rowland received his bachelor of science degree in Accounting from St. Joseph's University and a M.B.A. from Rutgers University. Mr. Rowland's extensive professional experience as a chief financial executive in the biotechnology and pharmaceutical industries and his experience serving as a director and member of the audit committee of publicly traded biotechnology companies contributed to our board of directors' conclusion that he should serve on our board of directors.

        Gino Santini has served as a member of our board of directors since September 2014. From 1983 until his retirement in December 2010, Mr. Santini held a variety of commercial and operational roles at Eli Lilly and Company, a public pharmaceutical company, serving most recently, from April 2007 to December 2010, as Senior Vice President, Corporate Strategy and Business Development, where he led corporate strategy and long-range planning, mergers and acquisitions, new product licensing and the expansion of

Lilly Ventures in the United States and China. During his tenure at Eli Lilly, Mr. Santini held various leadership positions of increasing responsibility, including manager of various international regions, Senior Vice President of Corporate Strategy and Policy from 2004 to 2007, President of U.S. operations from 1999 to 2004 and President of the women's health franchise from 1997 to 1999. Mr. Santini currently serves on the board of directors of Horizon Pharma, Inc., AMAG Pharmaceuticals Inc. and Sorin S.p.A., a global public medical device company, as well as a number of private companies. He also served on the Board of Directors for United Way and the Executive Committee and Board of Directors of the Indianapolis Chamber of Commerce. He holds an undergraduate degree in mechanical engineering from the University of Bologna and an M.B.A. from the Simon School of Business, University of Rochester. Our board of directors believes that Mr. Santini's long career at Eli Lilly and extensive domestic and international commercial, corporate strategy, business development and transaction experience qualify him to serve on our board of directors.

Board Composition

        Upon the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

  •
  the Class I directors will be Peter Barrett, Ph.D. and Bryan Roberts, Ph.D., and their terms will expire at the annual meeting of stockholders to be held in 2015;
  •
  the Class II directors will be Donald Hayden, Jr., Robert V. Gunderson, Jr. and Gino Santini, and their terms will expire at the annual meeting of stockholders to be held in 2016; and
  •
  the Class III directors will be Charles W. Newhall, III, Jeffrey S. Hatfield and Charles A. Rowland, Jr., and their terms will expire at the annual meeting of stockholders to be held in 2017.

        Directors in a particular class will be elected for three-year terms at the annual meeting of stockholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director's term continues until the election and qualification of his or her successor, or the earlier of his or her death, resignation or removal.

        Our restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering authorize only our board of directors to fill vacancies on our board of directors until the next annual meeting of stockholders. Any additional directorships resulting from an increase in the authorized number of directors would be distributed among the three classes so that, as nearly as possible, each class would consist of one-third of the authorized number of directors.

        The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See "Description of Capital Stock—Anti-takeover Effects of Delaware Law and Our Restated Certificate of Incorporation and Bylaws."

Code of Business Conduct and Ethics

        Our board of directors has adopted a code of ethics and business conduct to be effective upon the completion of this offering. The code of ethics and business conduct will apply to all of our employees, officers and directors. Upon the completion of this offering, the full text of our code of ethics and business conduct will be posted on our website. We intend to disclose, to the extent required by applicable rules and regulations, future amendments to, or waiver of, our code of ethics and business conduct, at the same location on our website identified above and also in public filings we will make with the SEC. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

Director Independence

        Our board of directors has undertaken a review of the independence of our directors and considered whether any director has a material relationship with us, including stock ownership by their affiliates, that could compromise his ability to exercise independent judgment in carrying out his responsibilities. Our board of directors determined that Peter Barrett, Ph.D., Robert V. Gunderson, Jr., Donald Hayden, Jr., Charles W. Newhall, III, Bryan Roberts, Ph.D., Charles A. Rowland, Jr. and Gino Santini are "independent directors" as defined under the rules of The NASDAQ Global Market.

Role of the Board in Risk Oversight

        One of the key functions of our board of directors is informed oversight of our risk management process. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our executive officers are responsible for the day-to-day management of the material risks we face. Our board of directors administers its oversight function directly as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. For example, our audit committee is responsible for overseeing the management of risks associated with our financial reporting, accounting and auditing matters; our compensation committee oversees major risks associated with our compensation policies and programs; and our nominating and governance committee oversees the management of risks associated with director independence, conflicts of interest, composition and organization of our board of directors and director succession planning.

Board Committees

        Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee. Our board of directors and its committees set schedules for meeting throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. Our board of directors has delegated various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full board of directors. Each member of each committee of our board of directors qualifies as an independent director in accordance with NASDAQ listing standards. Each committee of our board of directors has a written charter approved by our board of directors. Upon the completion of this offering, copies of each charter will be posted on our website. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Audit Committee

        Effective as of the completion of this offering, the members of our audit committee will be Charles A. Rowland, Jr., Bryan Roberts, Ph.D. and Charles Newhall, each of whom can read and understand fundamental financial statements. Mr. Rowland will chair the audit committee. Our board of directors has determined that Mr. Rowland qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of The NASDAQ Global Market.

        Our board of directors has determined that Mr. Rowland, Dr. Roberts and Mr. Newhall are independent under the rules and regulations of the SEC and the listing standards of The NASDAQ Global Market applicable to audit committee members. Dr. Roberts is a general partner of Venrock Associates, affiliates of which we expect to beneficially own more than 10% of our common stock following this offering. Therefore, we may not be able to rely upon the safe harbor position of Rule 10A-3 under the Exchange Act, which provides that a person will not be deemed to be an affiliate of a company if he or she is not the beneficial owner, directly or indirectly, of more than 10% of a class of voting equity securities of that company. However, our board of directors has made an affirmative determination that Dr. Roberts is not an affiliate of our company. We intend to continue to evaluate the requirements applicable to us and we intend to comply with future requirements to the extent that they become applicable to our audit committee.

        The audit committee of our board of directors oversees our accounting practices, system of internal controls, audit processes and financial reporting processes. Among other things, our audit committee is responsible for reviewing our disclosure controls and processes and the adequacy and effectiveness of our internal controls. It also discusses the scope and results of the audit with our independent registered public accounting firm, reviews with our management and our independent registered public accounting firm our interim and year-end operating results and, as appropriate, initiates inquiries into aspects of our financial affairs. Our audit committee is responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. In addition, our audit committee has sole and direct responsibility for the appointment, retention, compensation and oversight of the work of our independent registered public accounting firm, including approving services and fee arrangements. Significant related party transactions will be approved by our audit committee before we enter into them, as required by applicable rules and listing standards.

Compensation Committee

        Effective as of the completion of this offering, the members of our compensation committee will be Donald Hayden, Jr., Peter Barrett, Ph.D. and Bryan Roberts, Ph.D. Mr. Hayden will chair the compensation committee. Our board of directors has determined that each of Mr. Hayden, Dr. Barrett and Dr. Roberts is independent under the applicable rules and interpretative guidance of The NASDAQ Global Market, is a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act and is an "outside director" as that term is defined in Section 162(m) of the United States Internal Revenue Code of 1986, as amended, or Section 162(m). The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to executive compensation policies and programs. Among other things, specific responsibilities of our compensation committee include evaluating the performance of our chief executive officer and determining our chief executive officer's compensation. The compensation committee also determines the compensation of our other executive officers in consultation with our chief executive officer. In addition, our compensation committee administers our stock-based compensation plans, including granting equity awards and approving modifications of such awards. Our compensation committee also reviews and approves various other compensation policies and matters.

Nominating and Governance Committee

        Effective as of the completion of this offering, the members of our nominating and governance committee will be Peter Barrett, Ph.D., Donald Hayden, Jr. and Robert V. Gunderson, Jr. Dr. Barrett will chair the nominating and governance committee. The nominating and governance committee oversees the nomination of directors, including, among other things, identifying, evaluating and making recommendations of nominees to our board of directors and evaluates the performance of our board of directors and individual directors. Our nominating and governance committee is also responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our governance practices and making recommendations to our board of directors concerning corporate governance matters.

Compensation Committee Interlocks and Insider Participation

        In the past three years, none of the members of our compensation committee is or has in the past served as an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of a board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

        During our fiscal year ended December 31, 2013, we did not pay any cash fees (other than with respect to Mr. Hayden), make any equity or non-equity awards or pay any other compensation, to our non-employee directors who served on our board of directors. A non-employee director is a director who is not employed by us and who does not receive compensation from us (other than for services as a director) or have a business relationship with us that would require disclosure under certain SEC rules. Mr. Hatfield, our chief executive officer and a member of our board of directors, did not receive any compensation from us during our fiscal year ended December 31, 2013 for his service as a director and is not included in the table below.

Name	All Other Compensation ($)		Total ($)
Peter Barrett, Ph.D.	—		—
Robert V. Gunderson, Jr.	—		—
Donald Hayden, Jr.	$40,008	(1)	$40,008
Charles W. Newhall, III	—		—
Bryan Roberts, Ph.D.	—		—
James Tananbaum, M.D.(2)	—		—

(1)
Mr. Hayden receives a monthly fee for certain consulting, advisory and related services provided to us.

(2)
Dr. Tananbaum resigned as a member of our board of directors effective as of September 1, 2013.

        As of December 31, 2013, the following non-employee directors held outstanding options to purchase the following number of shares of our common stock: Mr. Hayden (68,390) and Mr. Gunderson (5,434). None of our other non-employee directors held outstanding options to purchase shares of our common stock as of December 31, 2013.

Non-Employee Director Compensation

        Prior to this offering, we generally have not provided any cash compensation to our non-employee directors for their service on our board of directors or committees of our board of directors (other than with respect to Mr. Hayden) and we have not had any established policy with regard to equity-based compensation of non-employee members of our board of directors. We do have a policy of reimbursing our directors for their reasonable out-of-pocket expenses incurred in attending board and committee meetings.

        Pursuant to the letter agreement he entered into with us in April 2006, Mr. Hayden, the Chairman of our board of directors, agreed to provide certain consulting, advisory and related services to and for us on a part-time basis, as reasonably requested by the board. In consideration of such services, which are expected to require one to two days per month, we agreed to pay Mr. Hayden a monthly fee of $3,334. Pursuant to his letter agreement, we granted Mr. Hayden an option to purchase 34,195 shares of our common stock at an exercise price of $3.45 per share, vesting over four years of continuous service provided by him as a director, with 25% of the option shares vesting after his completion of one year of service and the remainder vesting in substantially equal installments over an additional 36 months of service. Also pursuant to his letter agreement, we granted Mr. Hayden a second option to purchase 34,195 shares of our common stock at an exercise price of $3.45 per share. Such option vests over three years of continuous service provided by him as a consultant and advisory to us, with 50% vesting after he completes 12 months of continuous service, and the remainder vesting in substantially equal annual installments over an additional two years of service. If we are subject to a change in control, the options granted to Mr. Hayden pursuant to his letter agreement will vest in full.

        In June 2014, the board of directors granted options to purchase 18,182 shares of our common stock to Mr. Hayden at an exercise price of $5.29 per share and 9,091 shares of our common stock to Mr. Gunderson at an exercise price of $5.29 per share.

        On the effective date of the registration statement of which this prospectus is a part, each of our non-employee directors will be granted an option to purchase 17,000 shares of our common stock with an exercise price per share equal to the initial public offering price listed on the cover of this prospectus. Each of these options will vest in three equal annual installments following the date of the grant, and each shall provide for full acceleration in the event of a change of control.

        Following the effectiveness of this offering, each member of our board of directors who is not our employee will receive the following cash compensation for board services, as applicable:

  •
  $37,500 per year for service as a board of directors member;
  •
  $25,000 per year for service as chairman of the board of directors;
  •
  $15,000 per year for service as chairman of the Audit Committee;
  •
  $12,000 per year for service as chairman of the Compensation Committee; and
  •
  $6,000 per year for service as chairman of the Nominating and Corporate Governance Committee.

        Non-employee members of our board of directors will also receive automatic grants of non-statutory stock options under our 2014 Equity Incentive Plan. Each non-employee director joining our board of directors will automatically be granted a non-statutory stock option to purchase 17,000 shares of common stock with an exercise price equal to the fair market value of our common stock on the grant date. This initial option will vest ratably in annual installments over three years of service following the date of grant.

        In addition, on the date of each annual meeting of our stockholders, each non-employee director will automatically be granted a non-statutory stock option to purchase 8,500 shares of our common stock on that date with an exercise price equal to the fair market value of our common stock on the grant date. A non-employee director who receives an initial award will not receive the additional annual award in the same calendar year. Automatic annual grants vest in full on the one-year anniversary of the grant date.

        If we are subject to a change in control, then all of the directors' automatic grants will become fully vested. All automatic director options have a maximum term of ten years.

        We will also continue to reimburse our non-employee directors for their reasonable out-of-pocket expenses incurred in attending board and committee meetings.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table provides information concerning the compensation paid to our President and Chief Executive Officer and our next two most highly compensated executive officers during the year ended December 31, 2013, which include our current Chief Scientific Officer and our former Chief Financial Officer. We refer to these individuals as our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus($)(1)	Stock Awards($)(2)		Non-Equity Incentive Plan Compensation ($)(3)	Total ($)
Jeffrey S. Hatfield	2013	$408,000	$100,000	$1,440,000	(4)	$153,000	$2,101,000
President and Chief Executive
Officer
Richard Gregg, M.D.	2013	$323,060	—	—		$146,989	$470,049
Chief Scientific Officer
Tina Fiumenero	2013	$228,137	—	—		$119,773	$347,910
Former Chief Financial
Officer(5)

(1)
Represents discretionary bonus for the fiscal year ended December 31, 2013.

(2)
Represents the aggregate grant date fair value of stock awards granted during the year ended December 31, 2013. See Note 9 to our audited financial statements included elsewhere in this prospectus for a discussion of the assumptions made by us in determining the grant date fair value of our equity awards. In accordance with SEC rules, the grant date fair value of an award subject to performance conditions is based on the probable outcome of the conditions.

(3)
Represents payments based on achievement of certain corporate milestones established by our board of directors, as described below. The amounts included above reflect achievement at 110% of the target level for the first half of our fiscal year ended December 31, 2013 (with the exception of Mr. Hatfield, who received a discretionary bonus for such period), achievement at 100% for the second half of our fiscal year ended December 31, 2013, and an additional payment equal to 50% of the target amount for the second half of our fiscal year ended December 31, 2013, in recognition of overachievement of certain goals. Payments for the first half of our fiscal year ended December 31, 2013, were paid in July 2013, and payments for the second half of our fiscal year ended December 31, 2013, were paid in January 2014.

(4)
Represents restricted stock units, or RSUs, covering 391,304 shares of our common stock granted to Mr. Hatfield on November 20, 2013. These RSUs will vest upon completion of this offering.

(5)
Ms. Fiumenero voluntarily resigned on May 23, 2014.

Narrative Explanation of Certain Aspects of the Summary Compensation Table

        Pursuant to the letter agreement he entered into with us in February 2004, as amended from time to time, Mr. Hatfield is eligible to receive a base salary and an annual performance bonus payable in cash, stock or a combination (but in no event will less than 50% be paid in cash) and based on the achievement of individual and corporate objectives.

        Pursuant to the letter agreement he entered into with us in January 2008, as amended from time to time, Dr. Gregg is eligible to receive a base salary and an annual performance bonus payable in cash, stock or a combination and based on the achievement of individual and corporate objectives.

        Pursuant to the letter agreement she entered into with us in December 2005, as amended from time to time, Ms. Fiumenero was eligible to receive a base salary and an annual performance bonus payable in cash, stock or a combination and based on the achievement of individual and corporate objectives.

        Each of our named executive officers, other than Ms. Fiumenero, are eligible to receive certain benefits if his or her employment is terminated under certain circumstances, as described under "Severance Benefits" below.

        The base salary and target annual performance bonus for each of our named executive officers for our fiscal year ended December 31, 2013 is listed in the table below:

Name	2013 Base Salary ($)		2013 Target Performance Bonus ($)
Jeffrey S. Hatfield	$408,000		40	%(1)
Richard Gregg, M.D.	$323,060		35%
Tina Fiumenero	$263,235	(2)	35	%(3)

(1)
In September 2013, our board of directors approved an increase to Mr. Hatfield's target performance bonus from 40% to 50% of his then-current base salary. Such increase was effective as of July 1, 2013, and applied with respect to the remainder of our fiscal year ended December 31, 2013.

(2)
Reflects salary based on full-time employment. In April 2013, Ms. Fiumenero reduced her employment to 80% of full-time equivalent, and her base salary was correspondingly reduced. She reverted to full-time employment in December 2013.

(3)
Ms. Fiumenero's target and actual performance bonus for 2013 was calculated based on the full-time salary amount shown above.

        Objectives for the named executive officers' target bonuses for the first half of our fiscal year ended December 31, 2013 included achievement of animal model proof-of-concept for our RORgt program, achievement of business development results that reasonably project to deliver at least $10 million non-contingent cash via business development transactions, advancing our BACE program to be on track for a fourth quarter Phase 1 clinical trial start and identifying, initiating and progressing a new program with clear short-term potential. Each goal was equally weighted.

        Objectives for the second half of our fiscal year ended December 31, 2013 included achieving final approval to initiate BACE Phase 1 clinical trial for a January 2014 commencement, delivering at least $10 million non-contingent cash via business development transactions, achieving progress on our immuno-oncology discovery program and initiating a certain type of 11bHSD Phase 1 clinical trial. Each of these goals was weighted at 30% of the total bonus potential, with the exception of the fourth goal, which carried a 10% weighting.

        In addition, our board of directors increased each executive's base salary, effective for our fiscal year ending December 31, 2014, to $420,240 for Mr. Hatfield, $330,000 for Dr. Gregg and $282,978 for Ms. Fiumenero. No changes were made to target performance bonuses for our fiscal year ending December 31, 2014.

Equity Compensation

        We have historically offered stock options to our employees, including our named executive officers, as the long-term incentive component of our compensation program. We typically grant equity awards to new hires upon their commencing employment with us. Stock options allow employees to purchase shares of our common stock at a price per share equal to the fair market value of our common stock on the date of grant and may or may not be intended to qualify as "incentive stock options" for U.S. federal income tax purposes. In the past, our board of directors has determined the fair market value of our common stock based upon inputs including valuation reports prepared by third-party valuation firms. Generally, our equity awards vest over four years, subject to the employee's continued employment with us on each vesting date. Awards to newly hired employees generally vest with respect to 25% of the total number of option shares on the first anniversary of the grant date and in equal monthly installments over the following 36 months.

        Although we have typically offered stock options as the equity incentive component of employee compensation, in November 2013, we granted Mr. Hatfield an RSU award for up to 391,304 shares of our common stock. Such RSUs will vest on the earliest to occur of this offering or our change in control, provided Mr. Hatfield remains in continuous service through such event or is terminated other than for cause by us within three months prior to such event.

        As described under "Outstanding Equity Awards as of December 31, 2013" below, certain equity awards granted to our named executive officers are subject to accelerated vesting in the event such officer is subject to an involuntary termination or if we experience a change in control.

Outstanding Equity Awards as of December 31, 2013

        The following table sets forth information regarding each unexercised option and each restricted stock unit award held by each of our named executive officers as of December 31, 2013. The number of shares subject to each award and, where applicable, the exercise price per share, reflect all changes as a result of our capitalization adjustments.

        The vesting schedule applicable to each outstanding award is described in the footnotes to the table below.

	Option Awards								Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)		Number of Securities Underlying Unexercised Options Unexercisable (#)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised, Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Jeffrey S. Hatfield	8,115	(2)					$1.15	3/14/2015
	8,115	(3)					$1.15	3/14/2015
	30,982	(4)					$1.15	3/14/2015
	5,584	(5)					$3.45	3/28/2016
	26,537	(6)					$3.45	3/28/2016
	16,940	(7)					$3.45	3/28/2016
	26,086	(8)					$3.45	7/24/2017
	30,434	(9)					$3.45	9/25/2017
	6,245	(10)					$3.91	1/29/2018
	20,869	(11)					$3.91	1/20/2019
	10,320	(12)					$6.90	3/23/2020
					134,782	(13)	$7.13	3/22/2021
									391,304	(14)	$4,695,648
Richard Gregg, M.D.	167,390	(15)					$3.91	3/25/2018
	13,695	(11)					$3.91	1/20/2019
	6,773	(12)					$6.90	3/23/2020
					51,304	(13)	$7.13	3/22/2021
Tina Fiumenero*	50,000	(16)	—		—		$3.45	3/28/2016
	24,391	(8)	1,695	(17)			$3.45	7/24/2017
	2,727	(18)	—		—		$3.91	1/29/2018
	21,739	(19)	—		—		$3.91	9/23/2018
	10,947	(11)	—		—		$3.91	1/20/2019
	5,413	(12)	—		—		$6.90	3/23/2020
	—		—		19,565	(13)	$7.13	3/22/2021

*
Pursuant to her stock option agreements with us, the unvested portion of Ms. Fiumenero's options expired immediately upon the termination of her employment with us, and the vested portion of her options expired unexercised in August 2014.

(1)
Market value is based on the fair market value of our common stock on December 31, 2013. As there was no public market for our common stock on December 31, 2013, we have assumed that the fair market value on December 31, 2013 was $12.00, which represents the midpoint of the range set forth on the cover page of this prospectus.

(2)
The option vested in substantially equal installments over 12 months of service following February 1, 2005.

(3)
The option vested in equal installments over 6 months of service following July 1, 2005, with the first five installments occurring monthly after February 1, 2005, and the last installment occurring on January 1, 2006.

(4)
The option vested in substantially equal installments over 12 months of service following March 23, 2008.

(5)
The option vested in substantially equal installments over 12 months of service following February 15, 2006.

(6)
2,080 of the option shares vested on March 29, 2007, with the remaining option shares vesting in substantially equal monthly installments over 27 months of service following December 30, 2007.

(7)
8,788 of the option shares vested on March 29, 2007, with the remaining option shares vesting in equal monthly installments over 9 months of service thereafter.

(8)
Represents the vested portion of a performance-based option granted on July 25, 2007.

(9)
The option vested in equal monthly installments over 48 months of service following October 2, 2008.

(10)
The option vested over four years of service following March 15, 2008, with 25% vesting upon completion of one year of service and in 36 equal monthly installments thereafter.

(11)
The option vested in equal monthly installments over 12 months of service following March 15, 2009.

(12)
The option vested in equal monthly installments over 12 months of service following March 15, 2010.

(13)
Five percent of the option vests upon the achievement of up to three of four corporate milestones, which include advancement of (i) VTP-27999/renin into Phase 3 registration trial, (ii) 11b HSD1 into Phase 3 registration trial, (iii) BACE into Phase 2 proof of concept trial, or (iv) LXR (or other Contour) into Phase 2 proof of concept trial. An additional 15% of the option vesting in substantially equal monthly installments over 11 months of service following each such milestone. Such milestones must be achieved, if ever, prior to the ninth anniversary of the date of grant of the option. No more than 60% of the option, in the aggregate, may vest based on the achievement of milestones. In addition, following the earliest of our deemed liquidation, the completion of this offering, or the consummation of a strategic transaction (including without limitation the exclusive license of a material asset of the company, a spin-off and subsequent sale of one of our business units), 10% of the option will vest on the first day of the month following such event, with an additional 30% of the option vesting in substantially equal monthly installments over 11 months of service following such event.

(14)
The RSUs vest on the earlier to occur of this offering or our change in control, provided the grantee remains in continuous service through such date or is terminated by us other than for cause within three months prior to such date. The 391,304 shares of common stock issuable under this RSU award will not be adjusted as a result of this offering.

(15)
The option vested over four years of service following February 25, 2008, with 25% vesting upon completion of one year of service and in 36 equal monthly installments thereafter.

(16)
The option vested over four years of service following January 24, 2006, with 25% vesting upon completion of one year of service and in 36 equal monthly installments thereafter.

(17)
The option vested 65% after the achievement of certain performance goals and then in substantially equal monthly installments over 18 months thereafter. The performance goals were achieved on January 23, 2013.

(18)
The option vested in equal monthly installments over 12 months following March 15, 2008.

(19)
The option vested over four years of service following September 24, 2008, with 25% vesting upon completion of one year of service and in 36 equal monthly installments thereafter.

        In addition, in the event that we are subject to a change in control, if Mr. Hatfield does not continue to have similar responsibilities in the surviving or acquiring company or if he is required to relocate his office by more than 50 miles, all of his then-unvested stock options will become fully vested and exercisable.

Severance Benefits

        Pursuant to the letter agreement he entered into with us in February 2004, as amended from time to time, if we terminate the employment of Mr. Hatfield without cause, then he will be eligible to receive, contingent on his timely executing and not revoking a general release of all claims he may have against us and on his returning all of our property in his possession, continued payments of his then-current base salary for a period of 12 months, plus a payment equal to the bonus he earned in the year preceding his termination.

        Pursuant to the letter agreement he entered into with us in January 2008, as amended from time to time, if we terminate the employment of Dr. Gregg for any reason other than cause or permanent disability, then he will be eligible to receive, contingent on his timely executing and not revoking a general release of all claims he may have against us and on his returning all of our property in his possession, continued payments of his then-current base salary for a period of six months.

        "Cause" means Dr. Gregg's:

  •
  unauthorized use or disclosure of our confidential information or trade secrets, which use or disclosure causes material harm to us;
  •
  material breach of any agreement with us;

  •
  material failure to comply with our written policies or rules;
  •
  conviction of, or plea of guilty or no contest to, a felony;
  •
  gross negligence or willful misconduct; or
  •
  continued failure to perform assigned duties after receiving written notification of such failure and an opportunity to cure.

        "Permanent Disability" means Dr. Gregg's inability to perform the essential functions of his position, with or without reasonable accommodations, for a period of at least 120 consecutive days because of a physical or mental impairment.

Retirement Benefits

        We have established a 401(k) tax-deferred savings plan, which permits participants, including our named executive officers, to make contributions by salary deduction pursuant to Section 401(k) of the Internal Revenue Code. We are responsible for administrative costs of the 401(k) plan. We may, at our discretion, make matching contributions to the 401(k) plan.

Employee Benefits and Perquisites

        Our named executive officers are eligible to participate in our health and welfare plans to the same extent as all full-time employees would be eligible generally, including reimbursement of certain medical expenses incurred by such named executive officer and, if applicable, his or her eligible dependents, through a health reimbursement account funded by us.

        We do not generally provide our named executive officers with perquisites or other personal benefits (other than occasional payment of relocation expenses).

Letter Agreement with New Chief Financial Officer

        In May 2014, we entered into a letter agreement with Richard Morris, our new chief financial officer. Pursuant to his letter agreement, Mr. Morris' starting base salary is $275,000, and he will be eligible for an annual performance bonus equal to 35% of his base salary, prorated for our fiscal year ending December 31, 2014, based on his start date. Such bonus will be payable in cash, stock or a combination and will be earned based on the achievement of individual and corporate objectives.

        In addition, pursuant to his letter agreement, Mr. Morris was granted an option to purchase 152,173 shares of our common stock which will vest over four years of continuous service provided by him, with 25% vesting after his completion of 12 months of continuous service and the remainder vesting in equal monthly installments over an additional three years of service.

        If Mr. Morris is terminated by us for any reason other than for cause, or if he resigns for certain good reasons, we will provide him with six monthly payments at his then-current base salary, provided that he continues to fulfill the terms of his proprietary information and inventions agreement with us and timely executes and allows to become effective a release of claims against us.

        For purposes of his letter agreement, "Cause" means Mr. Morris':

  •
  dishonesty, gross negligence or misconduct that is materially injurious to us;
  •
  conviction of, or plea of guilty or no contest, to any crime involving moral turpitude or any felony; or
  •
  refusal to implement an instruction of our chief executive officer or an approved resolution of our board of directors that is reasonable and consistent with his offer letter.

        For purposes of his letter agreement, "Good Reason" means, following notice to us and our failure to cure such condition after thirty days receipt of such notice, Mr. Morris' resignation within 12 months after:

  •
  a change that materially reduces his duties, position, level of authority, or responsibility or changing reporting obligation to someone other than our Chief Executive Officer unless that change in reporting structure is due to a change in control;
  •
  a material reduction in his base salary;
  •
  receipt of notice that his principal workplace will be relocated by more than 50 miles; or
  •
  our material failure to comply with our obligations under his letter agreement.

Letter Agreement with New Chief Business Officer

        In May 2014, we entered into a letter agreement with Arthur Fratamico, our new chief business officer. Pursuant to his letter agreement, Mr. Fratamico's starting base salary is $300,000, and he will be eligible for an annual performance bonus equal to 35% of his base salary, prorated for our fiscal year ending December 31, 2014, based on his start date. Such bonus will be payable in cash, stock or a combination and will be earned based on the achievement of individual and corporate objectives.

        In addition, pursuant to his letter agreement, Mr. Fratamico was granted an option to purchase 152,173 shares of our common stock which will vest over four years of continuous service provided by him, with 25% vesting after his completion of 12 months of continuous service and the remainder vesting in equal monthly installments over an additional three years of service.

        If Mr. Fratamico is terminated by us for any reason other than for cause, or if he resigns for certain good reasons, we will provide him with six monthly payments at his then-current base salary, provided that he continues to fulfill the terms of his proprietary information and inventions agreement with us and timely executes and allows to become effective a release of claims against us.

        "Cause" and "Good Reason" have the same definitions as with respect to Mr. Morris above.

Equity Plans

2014 Equity Incentive Plan

        General.    Our board of directors adopted our 2014 Equity Incentive Plan, or 2014 Plan, in July 2014, and we expect our stockholders to approve the 2014 Plan prior to the completion of this offering. The 2014 Plan became effective immediately on adoption although no awards will be made under it until the effective date of the registration statement of which this prospectus is a part. Our 2014 Plan will replace our 2013 Plan (described below), and no further grants will be made under such plan following this offering. However, awards outstanding under our 2013 Plan, as well as awards outstanding under our 2004 Plan and our 2001 Plan (each as described below), will continue to be governed by their existing terms.

        Share Reserve.    The number of shares of our common stock available for issuance under our 2014 Plan will equal the sum of 1,782,500 shares plus up to 1,070,687 shares remaining available for issuance under, or issued pursuant to or subject to awards granted under, our 2013 Plan, 2004 Plan and 2001 Plan. The number of shares reserved for issuance under the 2014 Plan will be increased automatically on the first business day of each of our fiscal years, commencing in 2015, by a number equal to the smallest of:

  •
  1,426,000 shares;
  •
  4% of the shares of common stock outstanding on the last business day of the prior fiscal year; or
  •
  the number of shares determined by our board of directors.

        In general, to the extent that any awards under the 2014 Plan are forfeited, terminate, expire or lapse without the issuance of shares, or if we repurchase the shares subject to awards granted under the 2014 Plan, those shares will again become available for issuance under the 2014 Plan, as will shares applied to pay the exercise or purchase price of an award or to satisfy tax withholding obligations related to any award.

        Administration.    The compensation committee of our board of directors administers the 2014 Plan. The compensation committee has complete discretion to make all decisions relating to the 2014 Plan and outstanding awards, including repricing outstanding options and modifying outstanding awards in other ways.

        Eligibility.    Employees, non-employee directors, consultants and advisors are eligible to participate in our 2014 Plan.

        Types of Awards.    Our 2014 Plan provides for the following types of awards:

  •
  incentive and nonstatutory stock options;
  •
  stock appreciation rights;
  •
  restricted shares;
  •
  stock units; and
  •
  performance cash awards.

        Options and Stock Appreciation Rights.    The exercise price for options granted under the 2014 Plan may not be less than 100% of the fair market value of our common stock on the grant date; however, the exercise price for an incentive stock option granted to a holder of more than 10% of our stock may not be less than 110% of such fair market value on the grant date. Optionees may pay the exercise price in cash or, with the consent of the compensation committee:

  •
  with shares of common stock that the optionee already owns;
  •
  by an immediate sale of shares through a broker approved by us;
  •
  by instructing us to withhold a number of shares having an aggregate fair market value that does not exceed the exercise price; or
  •
  by other methods permitted by applicable law.

        An optionee who exercises a stock appreciation right receives the increase in value of our common stock over the base price. The base price for stock appreciation rights may not be less than 100% of the fair market value of our common stock on the grant date. The settlement value of a stock appreciation right may be paid in cash, shares of our common stock or a combination.

        Options and stock appreciation rights vest as determined by the compensation committee. In general, they will vest over a four-year period following the date of grant. Options and stock appreciation rights expire at the time determined by the compensation committee but in no event more than ten years after they are granted. These awards generally expire earlier if the participant's service terminates earlier. No participant may be granted stock options or stock appreciation rights under our 2014 Plan covering more than 500,000 shares in any fiscal year, except that a new employee may receive stock options or stock appreciation rights covering up to 1,000,000 additional shares in the fiscal year in which employment commences.

        Restricted Shares and Stock Units.    Restricted shares and RSUs may be awarded under the 2014 Plan in return for any lawful consideration, and participants who receive restricted shares or stock units generally are not required to pay cash for their awards. In general, these awards will be subject to vesting. Vesting may be based on length of service, the attainment of performance-based milestones or a combination of both, as determined by the compensation committee. No participant may be granted restricted share awards or stock units with performance-based vesting covering more than 500,000 shares during any fiscal year, except that a new employee may receive restricted shares or stock units covering up to 1,000,000 additional shares in the fiscal year in which employment commences. Settlement of vested stock units may be made in the form of cash, shares of common stock or a combination.

        Performance Cash Awards.    Performance cash awards may be granted under the 2014 Plan that qualify as performance-based compensation that is not subject to the income tax deductibility limitations imposed by Section 162(m) of the Internal Revenue Code, if the award is approved by our compensation committee and the grant or vesting of the award is tied solely to the attainment of performance goals during a designated performance period. No participant may be paid more than $5 million in cash in any calendar year pursuant to a performance cash award granted under the 2014 Plan.

        Performance goals for the grant or vesting of performance awards under the 2014 Plan may be based on any one, or combination, of the following:

Achievement of strategic corporate or product goals

Backlog

Bookings (including annual or total contract value bookings)

Cash

Cash and short-term investments

Cash flow return on investment

Comparisons with various stock market indices

Deferred revenue

Earnings or earnings per share (including earnings before taxes earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization)

Expenses or expense reductions

Free cash flow or free cash flow per share

Gross profits

Headcount

Implementation, completion or attainment of measurable objectiv with respect to research, development, products, projects or recruiting and maintaining personnel

Market share

Net income (before or after taxes)

Operating margin or cash margin

Operating profit/loss (on a GAAP or non-GAAP basis)

Partnership milestone achievement

Pre- or after-tax income (before or after allocation of corporate overhead and bonus)

Reductions in costs

Return on equity

Revenue

Stock price

Total expenses

Total stockholder return

Working capital

Increases or growth in any of the foregoing

To the extent a performance award is not intended to comply with Section 162(m) of the Internal Revenue Code, the compensation committee may select other measures of performance.

        Corporate Transactions.    In the event we are a party to a merger, consolidation or certain change in control transactions, outstanding awards granted under the 2014 Plan, and all shares acquired under the 2014 Plan, will be subject to the terms of the definitive transaction agreement (or, if there is no such agreement, as determined by our compensation committee). Such treatment may include any of the following with respect to each outstanding award:

  •
  the continuation, assumption or substitution of an award by a surviving entity or its parent;
  •
  the cancellation of the vested portion of an award (and any portion that becomes, or would become, vested as of, or following, the effective time of the transaction) in exchange for a payment equal to the excess, if any, of the value that the holder of each share of our common stock receives in the transaction over (if applicable) the exercise price otherwise payable in connection with the stock award; or
  •
  the assignment of any reacquisition or repurchase rights held by us in respect of an award of restricted shares to the surviving entity or its parent (with proportionate adjustments made to the price per share to be paid upon exercise of such rights).

        The compensation committee is not required to treat all awards, or portions thereof, in the same manner.

        The vesting of an outstanding award may be accelerated upon the occurrence of a change in control, whether or not the award is to be assumed or replaced in the transaction, or in connection with a termination of service following a change in control transaction.

        A change in control includes:

  •
  any person acquiring beneficial ownership of more than 50% of our total voting power;
  •
  the sale or other disposition of all or substantially all of our assets;
  •
  our merger or consolidation after which our voting securities represent 50% or less of the total voting power of the surviving or acquiring entity; or
  •
  a majority of our board of directors is replaced, over a 12-month period, by persons whose appointment or election is not endorsed by a majority of our board of directors.

        Changes in Capitalization.    In the event of certain changes in our capital structure without our receipt of consideration, such as a stock split, reverse stock split or dividend paid in common stock, proportionate adjustments will automatically be made to:

  •
  the maximum number and kind of shares available for issuance under the 2014 Plan, including the maximum number and kind of shares that may be issued upon the exercise of incentive stock options;
  •
  the maximum number and kind of shares covered by, and exercise price, base price or purchase price, if any, applicable to each outstanding stock award.
  •
  the maximum number and kind of shares by which the share reserve may increase automatically each year; and
  •
  the maximum number and kind of shares subject to stock awards that may be granted to a participant in a fiscal year (as established under the 2014 Plan pursuant to Section 162(m) of the Internal Revenue Code).

        In the event that there is a declaration of an extraordinary dividend payable in a form other than our common stock in an amount that has a material effect on the price of our common stock, a recapitalization, a spin-off or a similar occurrence, the compensation committee may make such adjustments to any of the foregoing as it deems appropriate, in its sole discretion.

        Amendments or Termination.    Our board of directors may amend or terminate the 2014 Plan at any time. If our board of directors amends the 2014 Plan, it does not need stockholder approval of the amendment unless required by applicable law, regulation or rules. The 2014 Plan will terminate automatically 10 years after the later of the date when our board of directors adopted the 2014 Plan or approved the latest share increase that was also approved by our stockholders.

  2013 Stock Plan

        Our 2013 Stock Plan, or the 2013 Plan, was adopted by our board of directors in November 2013 and approved by our stockholders. No further awards will be made under our 2013 Plan following this offering. However, awards outstanding under our 2013 Plan following this offering will continue to be governed by their existing terms.

        Share Reserve.    530,674 shares of our common stock have been reserved for issuance under the 2013 Plan, plus up to a maximum of 4,399 shares subject to options granted under our 2004 Plan and up to a maximum of 1,467,965 shares subject to outstanding options granted under our 2001 Plan that are forfeited, expire or are cancelled or terminated or which result in the forfeiture or repurchase of shares back to the Company. As of June 30, 2014, options to purchase 344,008 shares of our common stock were outstanding under the 2013 Plan, 391,304 shares of common stock were subject to RSUs outstanding under the 2013 Plan and 46,552 shares of common stock remained available for issuance under our 2013 Plan. Shares subject to awards that cease to be outstanding, or shares that the company reacquires at not more than the original issuance price, generally again become available for issuance under the 2013 Plan.

        Administration.    The compensation committee of our board of directors administers the 2013 Plan. The committee has the complete discretion to make all decisions relating to the plan and outstanding awards, including repricing outstanding options and modifying outstanding awards in other ways.

        Eligibility.    Employees, non-employee directors and consultants are eligible to participate in our 2013 Plan; however, only employees are eligible for the grant of incentive stock options.

        Types of Awards.    The 2013 Plan provides for the following types of awards granted with respect to shares of our common stock:

  •
  incentive and nonstatutory stock options;
  •
  direct award or sale of shares of our common stock; and
  •
  restricted stock units.

        Terms of Awards.    Subject to the terms of the 2013 Plan, the plan administrator determines the terms of all awards.

  •
  The exercise price for options granted under the 2013 Plan may not be less than 100% of the fair market value of our common stock on the grant date; however, the exercise price for an incentive stock option granted to a holder of more than 10% of our stock may not be less than 110% of such fair market value on the grant date. Options are generally transferable only by beneficiary designation, a will or the laws of descent and distribution; however, the administrator may permit the transfer of stock options by gift or pursuant to a domestic relations order. The term of options granted under the 2013 Plan may not exceed ten years and will generally expire sooner if the optionee's service terminates. Options vest at the times determined by the administrator.
  •
  Restricted stock units and restricted shares may be awarded under the 2013 Plan in return for any lawful consideration, including consideration for services rendered to us. Shares may also be sold under the 2013 Plan. Participants who receive restricted stock units generally are not required to pay cash for their awards. Shares awarded or sold under the 2013 Plan may be fully vested at grant or subject to special forfeiture conditions or rights of repurchase, as determined by the administrator.
  •
  Participants may pay the exercise price for options, or the purchase price for shares (if applicable) in cash or check, or at the discretion of the plan administrator, by tendering shares of common stock already owned; through withholding by the company of shares otherwise issuable; by tender of a promissory note; through a cashless exercise program established with a securities brokerage firm; through any other lawful consideration; or any combination of the above. Settlement of vested stock units may be made in the form of cash, shares of common stock or a combination

        Corporate Transactions.    In the event that we are a party to a merger, consolidation, or sale of all or substantially all of our assets, all outstanding options and other awards shall be treated in the manner described in the definitive transaction agreement or, if the transaction does not entail a definitive agreement to which we are a party, as determined by the administrator in its sole discretion. Such treatment may include, without limitation:

  •
  the substitution of an award by the surviving entity or its parent;
  •
  the cancellation of any portion of an option not exercised without payment of any consideration;
  •
  the cancellation of the vested portion of outstanding options or share awards in exchange for a payment per share equal to the excess, if any, of (a) the consideration payable in such transaction to a holder of shares of common stock over (b) the per share exercise or purchase price of the award, if any; or

  •
  cancellation of options without the payment of any consideration.

The administrator may, in its discretion, accelerate the vesting of any or all portions of outstanding awards. It is not obligated to treat all awards in the same manner.

        Changes in Capitalization.    All share numbers described in this summary of the 2013 Plan will automatically adjust in the event of a stock split, a stock dividend, or a reverse stock split. In addition, the number of shares subject to awards, and the exercise or purchase applicable to such awards, shall be proportionately adjusted in the event of such change in capitalization. In the event that there is a declaration of an extraordinary dividend payable in a form other than our common stock in an amount that has a material effect on the price of our common stock, a recapitalization, a spin-off or a similar occurrence, the administrator may make such adjustments to any of the foregoing as it deems appropriate, in its sole discretion.

        Amendments or Termination.    Our board of directors may, at any time and for any reason, amend or terminate the 2013 Plan. If our board of directors amends the plan, it does not need stockholder approval of the amendment unless the amendment increases the number of shares available for issuance or materially changes the class of persons eligible to receive incentive stock options. The 2013 Plan will terminate automatically ten years after the later of the date when our board of directors adopted the plan or the date when our board of directors most recently approved an increase in the number of shares reserved thereunder which was also approved by our stockholders.

  2004 Stock Plan

        Our 2004 Stock Plan, or the 2004 Plan, was originally adopted by our board of directors in May 2004 and approved by our stockholders. No further awards have been made under our 2004 Plan since the adoption of our 2013 Plan, and no further awards will be made under our 2004 Plan following this offering. However, awards outstanding under our 2004 Plan following this offering will continue to be governed by their existing terms.

        Share Reserve.    As of June 30, 2014, options to purchase 1,139 shares of our common stock were outstanding under the 2004 Plan.

        Administration.    The compensation committee of our board of directors administers the 2004 Plan. The compensation committee has the complete discretion to make all decisions relating to the plan and outstanding awards, including repricing outstanding options and modifying outstanding awards in other ways.

        Eligibility.    Employees, non-employee directors and consultants are eligible to participate in our 2004 Plan; however only employees are eligible for the grant of incentive stock options.

        Types of Awards.    Our 2004 Plan provides for the following types of awards:

  •
  incentive and nonstatutory stock options; and
  •
  direct award or sale of shares of our common stock.

        Terms of Awards.    Subject to the terms of the 2004 Plan, the plan administrator determines the terms of all awards. The exercise price for incentive stock options granted under the 2004 Plan may not be less than 100% of the fair market value of our common stock on the grant date; however, the exercise price for an incentive stock option granted to a holder of more than 10% of our stock may not be less than 110% of such fair market value on the grant date. The exercise price for nonstatutory stock options granted under the 2004 Plan may not be less than 85% of the fair market value of our common stock on the grant date. Options are generally transferable only by beneficiary designation, a will or the laws of descent and distribution; however, the administrator may permit the transfer of stock options other than for value to for the benefit of the optionee's immediate family. The term of options granted under the 2004 Plan may not exceed ten years and will generally expire sooner if the optionee's service terminates. Options vest at the times determined by the administrator.

        Shares may be awarded under the 2004 Plan in consideration for services rendered to us or sold under the 2004 Plan. Shares awarded or sold under the 2004 Plan may be fully vested at grant or subject to special forfeiture conditions or rights of repurchase as determined by the administrator.

        Participants may pay the exercise price for options, or the purchase price for shares (if applicable) in cash or check, or at the discretion of the plan administrator, by tendering shares of common stock already owned; by tender of a promissory note; through a cashless exercise program established with a securities brokerage firm; or through any combination of the above.

        In general, for participants who are not officers, directors or consultants, options granted under our 2004 Plan must vest at least as rapidly as 20% per year over a five-year period commencing on the date of grant.

        Changes in Capitalization.    In the event that there is a specified type of change in our capital structure without our receipt of consideration, such as a stock split, reverse stock split, stock dividend, combination, recapitalization or reclassification of our common stock, proportionate adjustments will be made by the administrator to (i) the number of shares covered by each outstanding option and (ii) the exercise price applicable to each outstanding option.

        Corporate Transactions.    In the event that we are a party to a merger or consolidation, all outstanding options shall be subject to one of the following actions:

  •
  the continuation, assumption or substitution of an award by the surviving entity or its parent;
  •
  full exercisability and full vesting of the shares subject to the options, followed by cancellation of such options if not exercised; or
  •
  the settlement of the full value of such outstanding options in cash or cash equivalents.

        In addition, unless a stock option agreement provides otherwise, all of an optionee's options shall become fully vested and exercisable if we are subject to a change in control before the optionee's service terminates and such option does not remain outstanding or is not subject to assumption or substitution by the surviving company or its parent. A "change in control" means our merger or consolidation (if persons who are not our stockholders immediately prior to such transaction own immediately after such transaction 50% or more of the voting power of the outstanding securities of each of the surviving or continuing entity and any parent corporation thereof) or the sale of all or substantially all of our assets.

        Amendments or Termination.    Our board of directors may, at any time and for any reason, amend or terminate the 2004 Plan. If our board of directors amends the plan, it does not need stockholder approval of the amendment unless the amendment increases the number of shares available for issuance or materially changes the class of persons eligible to receive incentive stock options. The 2004 Plan will terminate automatically ten years after the later of the date when our board of directors adopted the plan or the date when our board of directors most recently approved an increase in the number of shares reserved thereunder which was also approved by our stockholders.

  2001 Stock Plan

        Our 2001 Stock Plan, or the 2001 Plan, was adopted by our board of directors in December 2001 and approved by our stockholders. No further awards have been made under our 2001 Plan since the adoption of our 2013 Plan. However, awards outstanding under our 2001 Plan following this offering will continue to be governed by their existing terms.

        Share Reserve.    As of June 30, 2014, options to purchase 1,187,456 shares of our common stock were outstanding under the 2001 Plan.

        Administration.    The compensation committee of our board of directors administers the 2001 Plan. The compensation committee has the complete discretion to make all decisions relating to the plan and outstanding awards, including repricing outstanding options and modifying outstanding awards in other ways.

        Eligibility.    Employees, non-employee directors and consultants are eligible to participate in our 2001 Plan however only employees are eligible for the grant of incentive stock options.

        Types of Awards.    Our 2001 Plan provides for the following types of awards:

  •
  incentive and nonstatutory stock options; and
  •
  direct award or sale of shares of our common stock.

        Terms of Awards.    Subject to the terms of the 2001 Plan, the plan administrator determines the terms of all awards. The exercise price for stock options granted under the 2001 Plan may not be less than 100% of the fair market value of our common stock on the grant date; however, the exercise price for an incentive stock option granted to a holder of more than 10% of our stock may not be less than 110% of such fair market value on the grant date. Options are generally transferable only by beneficiary designation, a will or the laws of descent and distribution; however, the administrator may permit the transfer of stock options other than for value to for the benefit of the optionee's immediate family. The term of options granted under the 2001 Plan may not exceed ten years and will generally expire sooner if the optionee's service terminates. Options vest at the times determined by the administrator.

        Shares may be awarded under the 2001 Plan in consideration for services rendered to us or sold under the 2001 Plan. Shares awarded or sold under the 2001 Plan may be fully vested at grant or subject to special forfeiture conditions or rights of repurchase as determined by the administrator.

        Participants may pay the exercise price for options, or the purchase price for shares (if applicable) in cash or check, or at the discretion of the plan administrator, by tendering shares of common stock already owned; by tender of a promissory note; through a cashless exercise program established with a securities brokerage firm; in any form permitted by applicable law; or through any combination of the above.

        Changes in Capitalization.    In the event that there is a specified type of change in our capital structure without our receipt of consideration, such as a stock split, reverse stock split, stock dividend, combination, recapitalization or reclassification of our common stock, proportionate adjustments will be made by the administrator to (i) the number of shares covered by each outstanding option and (ii) the exercise price applicable to each outstanding option. In the event that there is a declaration of an extraordinary dividend payable in a form other than our common stock in an amount that has a material effect on the price of our common stock, a recapitalization, a spin-off or a similar occurrence, the administrator may make such adjustments to any of the foregoing as it deems appropriate, in its sole discretion.

        Corporate Transactions.    In the event that we are a party to a merger or consolidation, all outstanding options and shares acquired under the 2001 Plan shall be subject to the agreement of merger or consolidation, which need not treat all options in an identical manner but must provide for one or more of the following with respect to each option:

  •
  the continuation, assumption or substitution of the option by the surviving entity or its parent;
  •
  full exercisability and full vesting of the shares subject to the options, followed by cancellation of such options if not exercised; or
  •
  the cancellation of outstanding options in exchange for a payment per share equal to the excess, if any, of (a) the fair market value of the shares of our common stock subject to such option as of the closing date of such merger or consolidation over (b) the per share exercise price applicable to such option. Such payment may be subject to vesting based on the optionee's continued service.

  2014 Employee Stock Purchase Plan

        General.    Our 2014 Employee Stock Purchase Plan, or our 2014 ESPP, was adopted by our board of directors in July 2014 and we expect our stockholders to approve it prior to completion of this offering. The 2014 ESPP will become effective as of the effective date of the registration statement of which this prospectus is a part. Our 2014 ESPP is intended to qualify under Section 423 of the Internal Revenue Code.

        Share Reserve.    We have reserved 250,000 shares of our common stock for issuance under the 2014 ESPP. The number of shares reserved for issuance under the 2014 ESPP will automatically be increased on the first business day of each of our fiscal years, commencing in 2015, by a number equal to the least of:

  •
  356,500 shares;
  •
  1% of the shares of common stock outstanding on the last business day of the prior fiscal year; or
  •
  the number of shares determined by our board of directors.

The number of shares reserved under the 2014 ESPP will automatically be adjusted in the event of a stock split, stock dividend or a reverse stock split (including an adjustment to the per-purchase period share limit).

        Administration.    The compensation committee of our board of directors will administer the 2014 ESPP.

        Eligibility.    All of our employees are eligible to participate if we employ them for more than 20 hours per week and for five months or more per year. Eligible employees may begin participating in the 2014 ESPP at the start of any offering period.

        Offering Periods.    Each offering period will last a number of months determined by the compensation committee, not to exceed 27 months. A new offering period will begin periodically, as determined by the compensation committee. Offering periods may overlap or may be consecutive. Unless otherwise determined by the compensation committee, two offering periods of six months' duration will begin in each year on May 1st and November 1st. However, if so determined by the compensation committee, the first offering period may start on the effective date of the registration statement related to this offering and will end on April 30, 2015, with the first purchase date occurring on or about April 30, 2015.

        Amount of Contributions.    Our 2014 ESPP permits each eligible employee to purchase common stock through payroll deductions. Each employee's payroll deductions may not exceed 15% of the employee's cash compensation. Each participant may purchase up to the number of shares determined by our board of directors on any purchase date, not to exceed 2,100 shares. The value of the shares purchased may not exceed $25,000 for each calendar year in which the offering period was outstanding. Participants may withdraw their contributions at any time before stock is purchased.

        Purchase Price.    The price of each share of common stock purchased under our 2014 ESPP will not be less than 85% of the lower of the fair market value per share of common stock on the first day of the applicable offering period (or, in the case of the first offering period, the price at which one share of common stock is offered to the public in this offering) or the fair market value per share of common stock on the purchase date.

        Other Provisions.    Employees may end their participation in the 2014 ESPP at any time. Participation ends automatically upon termination of employment with us. If we experience a change in control, our 2014 ESPP will end and shares will be purchased with the payroll deductions accumulated to date by participating employees. Our board of directors or our compensation committee may amend or terminate the 2014 ESPP at any time.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        In addition to the cash and equity compensation arrangements of our directors and named executive officers discussed above under "Management—Director Compensation" and "Executive Compensation," the following is a description of transactions since January 1, 2011, to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with or immediate family members of any of the foregoing, had or will have a direct or indirect material interest.

Collaboration Agreements with Boehringer Ingelheim GmbH

        We have two research collaboration and license agreements with Boehringer Ingelheim GmbH, or BI, an affiliate of Boehringer Ingelheim R&D Beteiligungs GmbH, or BI R&D, a holder of more than 5% of our capital stock. These collaborations have provided us with approximately $122 million in non-equity funding through June 30, 2014. The non-equity funding includes payments for research funding. We have no ongoing performance obligations and do not expect to receive any future research funding resulting from these collaborations. In connection with entering into each of these collaborations, we sold 543,478 shares of our Series D preferred stock to BI R&D, for a total of 1,086,956 shares, at a price per share of $27.60 for total equity funding of $30 million. Such preferred stock will automatically convert into 1,086,956 shares of our common stock in connection with the closing of this offering. We are eligible to receive more than $500 million in additional payments related to achieving development, regulatory and commercial milestones. We received $6.0 million of such remaining potential milestone payments in the third quarter of 2014 from BI as a result of the satisfaction of a development milestone under our 11b HSD1 agreement. See "Business—Collaborations."

Indemnification Agreements

        Prior to the consummation of this offering, we expect to enter into separate indemnification agreements with our directors and executive officers. These agreements, among other things, will provide for indemnification of our directors and executive officers for certain expenses, judgments, fines and settlement amounts, among others, incurred by this person in any action or proceeding arising out of this person's services as a director or executive officer in any capacity with respect to any employee benefit plan or as a director, partner, trustee or agent of another entity at our request. We believe that these our indemnification agreements, along with the provisions of our amended and restated certificate of incorporation and amended and restated bylaws will be necessary to attract and retain qualified persons as directors and executive officers.

Amended and Restated Investors' Rights Agreement

        We are a party to an investors' rights agreement with certain holders of our convertible preferred stock, including BI R&D, Allergan, Inc. and entities affiliated with Prospect Venture Partners, New Enterprise Associates, Venrock Associates and Atlas Ventures. Bryan Roberts, Ph.D., one of our directors, is a general partner of Venrock Associates, and Peter Barrett, Ph.D., one of our directors, is a partner of Atlas Ventures. See "Principal Stockholders" for additional information regarding the shares held by these entities. We have granted registration rights to stockholders who are a party to the investors' rights agreement. See "Description of Capital Stock—Registration Rights." Pursuant to the investors' rights agreement, certain holders of our capital stock, including BI R&D, Allergan, Inc. and entities affiliated with Prospect Venture Partners, New Enterprise Associates, Venrock Associates and Atlas Ventures, have agreed to vote in a certain way on certain matters, including with respect to the election of directors. Upon the closing of this offering, these voting provisions of this agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors. Additionally, pursuant to the investors' rights agreement, GlaxoSmithKline LLC, or GSK, and its affiliates are prohibited from participating in certain transactions related to the acquisition of our capital stock or to take actions, the effect of which would be to cause a change in management, unless specifically invited to do either by us. These restrictions on GSK and its affiliates shall survive this offering and terminate upon the second anniversary thereof.

Employment Agreements

        We have entered into offer letters with certain of our executive officers. For more information regarding these agreements, see the section of this prospectus entitled "Executive Compensation."

Equity Awards to Executive Officers and Directors

        We have granted stock options and awarded RSUs to our executive officers and certain of our directors as more fully described in the section entitled "Management—Director Compensation" and "Executive Compensation."

Gunderson Dettmer Engagement

        Since December 31, 2001, we retained the services of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, a law firm of which Robert V. Gunderson, Jr., one of our directors, is a founding partner. For these services, we incurred costs of approximately $591,000 and $29,000 for the six months ended June 30, 2014 and June 30, 2013, and $267,000 and $26,000 for the years ended December 31, 2013 and 2012, respectively. We expect to continue to retain the services of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP in the future.

Participation in this Offering

        Certain of our existing stockholders or their affiliates have indicated an interest in purchasing an aggregate of up to approximately $11.0 million of our common stock in this offering at the initial public offering price, of which approximately $10.4 million of our common stock would be purchased by entities or individuals affiliated with Prospect Venture Partners, New Enterprise Associates, Venrock Associates and Atlas Ventures, each of whom is one of our principal stockholders. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering.

Related Party Transaction Policy

        We have adopted a formal policy that our executive officers, directors, holders of more than 5% of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party's interest in the transaction. All of the transactions described above were entered into prior to the adoption of such policy.

        Although we have not had a written policy for the review and approval of transactions with related persons prior to July 2014, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including all of the transactions described above. Prior to approving such a transaction, the material facts as to a director's or officer's relationship or interest as to the agreement or transaction were disclosed to our board of directors. Our board of directors would take this information into account when evaluating the transaction and in determining whether such a transaction was fair to the company and in the best interests of all of our stockholders. In addition, for each related party transaction described above, the disinterested directors in the context of each such transaction approved the applicable agreement and transaction.

 PRINCIPAL STOCKHOLDERS

        The following table sets forth information regarding the number of shares of common stock beneficially owned on August 31, 2014 and immediately following consummation of this offering, by:

  •
  each person who is known by us to beneficially own 5% or more of our common stock;
  •
  each of our named executive officers and directors; and
  •
  all of our current executive officers and directors as a group.

        We have determined beneficial ownership in accordance with SEC rules. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

        Applicable percentage ownership prior to offering, is based on 10,109,779 shares of common stock outstanding at August 31, 2014, which includes 4,696 shares of common stock issued in connection with option exercises subsequent to June 30, 2014, and gives effect to the automatic preferred stock conversion, and applicable percentage ownership after offering also includes the issuance of 391,304 shares of our common stock in connection with the vesting and settlement of an outstanding RSU award. For purposes of the column entitled "Shares Beneficially Owned After Offering," we have assumed that 15,501,083 shares of common stock will be issued and outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable or exercisable within 60 days of August 31, 2014. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

        Certain of our existing stockholders or their affiliates have indicated an interest in purchasing up to approximately $11.0 million of our common stock in this offering at the initial public offering price, of which approximately $10.4 million of our common stock would be purchased by entities or individuals affiliated with Prospect Venture Partners, New Enterprise Associates, Venrock Associates and Atlas Ventures, each of whom is one of our principal stockholders. Assuming an initial public offering price of $12.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, these stockholders would purchase an aggregate of up to approximately 916,667 of the 5,000,000 shares in this offering based on these indications of interest, of which approximately 863,409 shares would be purchased by entities or individuals affiliated with Prospect Venture Partners, New Enterprise Associates, Venrock Associates and Atlas Ventures, each of whom is one of our principal stockholders. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may determine to purchase fewer shares than they indicate an interest in purchasing or not to purchase any shares in this offering. It is also possible that these stockholders could indicate an interest in purchasing more shares of our common stock. In addition, the underwriters could determine to sell fewer shares to any of these stockholders than the stockholders indicate an interest in purchasing or not to sell any shares to these stockholders. The following table does not reflect any potential purchases by these stockholders or their affiliates.

        Except as otherwise set forth below, the address of each beneficial owner is c/o Vitae Pharmaceuticals, Inc. 502 West Office Center Drive, Fort Washington, Pennsylvania 19034.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number		Percentage	Number		Percentage
5% or Greater Stockholders
Prospect Venture Partners	2,359,555	(1)	23.3%	2,359,555		15.2%
New Enterprise Associates	1,799,725	(2)	17.8%	1,799,725		11.6%
Venrock Associates	1,581,870	(3)	15.6%	1,581,870		10.2%
Atlas Venture	1,136,815	(4)	11.2%	1,136,815		7.3%
Boehringer Ingelheim R&D Beteiligungs GmbH	1,086,956	(5)	10.8%	1,086,956		7.0%
Allergan, Inc.	569,912	(6)	5.6%	569,912		3.7%
Executive Officers and Directors
Jeffrey S. Hatfield	190,227	(7)	1.8%	595,009	(15)	3.7%
Arthur Fratamico, R.Ph.	—		—	—		—
Tina Fiumenero	—		—	—		—
Richard Gregg, M.D.	187,858	(8)	1.8%	192,988	(16)	1.2%
Richard Morris	—		—	—		—
Peter Barrett, Ph.D.	1,136,815	(9)	11.2%	1,136,815		7.3%
Robert V. Gunderson, Jr.	41,357	(10)	*	41,357		*
Donald Hayden, Jr.	86,572	(11)	*	86,572		*
Charles W. Newhall, III	—	(12)	*	—		*
Bryan Roberts, Ph.D.	1,581,870	(13)	15.6%	1,581,870		10.2%
Charles A. Rowland, Jr.	—		—	—		—
Gino Santini	—		—	—		—
All current executive officers and directors as a group (11 persons)	3,224,699	(14)	30.5%	3,634,612	(17)	22.2%

*
Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1)
Includes 1,900,716 shares held by Prospect Venture Partners II, L.P., 395,799 shares held by Prospect Venture Partners, L.P., 31,520 shares held by Prospect Venture Partners, L.P., as Nominee and 31,520 shares held by Prospect Venture Partners II, L.P., as Nominee. Prospect Management Co. II, L.L.C. is the general partner of Prospect Venture Partners II, L.P. Russell Hirsch and David Schnell are the managing members of Prospect Management Co. II, L.L.C. and share voting and dispositive power over the shares held by Prospect Venture Partners II, L.P., and each disclaims beneficial ownership of the shares held by Prospect Venture Partners II, L.P. except to the extent of his respective proportionate pecuniary interest in such shares. Prospect Management Co., L.L.C. is the general partner of Prospect Venture Partners, L.P. David Schnell is the managing member of Prospect Management Co., L.L.C., has sole voting and dispositive power over the shares held by Prospect Venture Partners, L.P., and disclaims beneficial ownership of the shares held by Prospect Venture Partners, L.P. except to the extent of his proportionate pecuniary interest in such shares. The address for Prospect Venture Partners is 435 Tasso Street, Suite 200, Palo Alto, California 94301. The percentage of shares beneficially owned after this offering would be 17.0%, assuming the purchase of the 281,205 shares that affiliates of Prospect Ventures have indicated an interest in purchasing in this offering, based on an assumed initial public offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

(2)
Consists of (a) 1,798,090 shares held by New Enterprise Associates 10, Limited Partnership (NEA 10), and (b) 1,635 shares held by NEA Ventures 2001, L.P. (NEA Ventures 2001). The shares of our stock held by NEA 10 are indirectly held by NEA Partners 10, Limited Partnership (NEA Partners 10), its sole general partner, and each of the individual general partners of NEA Partners 10. The individual general partners of NEA Partners 10 are M. James Barrett, Peter J. Barris and Scott D. Sandell, which we refer to collectively as the NEA Partners 10 General Partners. The shares held by NEA Ventures 2001 are indirectly held by Pamela J. Clark, the general partner of NEA Ventures 2001. NEA Partners

  10 and the NEA Partners 10 General Partners share voting and dispositive power with regard to the shares held by NEA 10. Pamela J. Clark has voting and dispositive power with regard to the shares held by NEA Ventures 2001. The address of NEA 10 and NEA Ventures 2001 is 1954 Greenspring Drive, Suite 600, Timonium, Maryland 21093. The percentage of shares beneficially owned after this offering would be 13.5%, assuming the purchase of the 292,316 shares that New Enterprise Associates and its affiliates have indicated an interest in purchasing in this offering, based on an assumed initial public offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

(3)
Includes 1,265,504 shares held by Venrock Associates III, L.P., 284,735 shares held by Venrock Associates, L.P. and 31,631 shares held by Venrock Entrepreneurs Fund III, L.P. Venrock Management III, LLC, a Delaware limited liability company, is the sole General Partner of Venrock Associates III, L.P. VEF Management III, LLC, a Delaware limited liability company, is the sole General Partner of Venrock Entrepreneurs Fund III, L.P. Other than the aforementioned General Partners, no individual person or entity has the unilateral ability to cause or block the voting or disposition of the shares held by any Venrock-associated entity described in this footnote. Venrock Management III, LLC and VEF Management III, LLC expressly disclaim beneficial ownership over all shares held by Venrock Associates, L.P., Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., except to the extent of their indirect pecuniary interest therein. Bryan E. Roberts, Michael F. Tyrrell, Anthony B. Evnin and Michael C. Brooks are the individual general partners of Venrock Associates, L.P. and share voting and dispositive power over the shares held by Venrock Associates, L.P., and each disclaims beneficial ownership of the shares held by Venrock Associates, L.P. except to the extent of his respective proportionate pecuniary interest in such shares. Bryan E. Roberts, Michael F. Tyrrell, Anthony B. Evnin, Michael C. Brooks and Brian D. Ascher are the individual members of Venrock Management III, LLC and share voting and dispositive power over the shares held by Venrock Management III, LLC, and each disclaims beneficial ownership of the shares held by Venrock Management III, LLC or by Venrock Associates III, L.P., except to the extent of his respective proportionate pecuniary interest in such shares. Bryan E. Roberts, Michael F. Tyrrell, Anthony B. Evnin and Michael C. Brooks are the individual members of VEF Management III, LLC and share voting and dispositive power over the shares held by VEF Management III, LLC, and each disclaims beneficial ownership of the shares held by VEF Management III, LLC or Venrock Entrepreneurs Fund III, L.P. except to the extent of his respective proportionate pecuniary interest in such shares. The address of Venrock is 3340 Hillview Avenue, Palo Alto, California 94304. The percentage of shares beneficially owned after this offering would be 11.9%, assuming the purchase of the 264,888 shares that Venrock Associates and its affiliates have indicated an interest in purchasing in this offering, based on an assumed initial public offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

(4)
Includes (i) 1,083,827 shares held by Atlas Venture Fund VI, L.P. ("Atlas VI"), (ii) 19,845 shares held by Atlas Venture Fund VI GmbH & Co. KG ("Atlas GmbH") and (iii) 33,143 shares held by Atlas Venture Entrepreneurs' Fund VI, L.P. ("Atlas EVC"). These shares are held directly by Atlas VI, Atlas EVC and Atlas GmbH. Atlas Venture Associates VI, L.P. ("AVA VI L.P.") is the sole general partner of Atlas VI and Atlas EVC and the managing limited partner of Atlas GmbH. Atlas Venture Associates VI, Inc. ("AVA VI Inc.") is the sole general partner of AVA VI L.P. Jean-Francois Formela, M.D., Jeffrey Fagnan and Kristen Laguerre are each directors of AVA VI Inc. As a result, each of Dr. Formela, Mr. Fagnan and Ms. Laguerre may be deemed to have beneficial ownership with respect to all shares held by AVA VI Inc. Each of the foregoing disclaims beneficial ownership of these shares except to the extent of their pecuniary interest therein. The address of Atlas Venture is 25 First Street, Suite 303, Cambridge, Massachusetts 02141. The percentage of shares beneficially owned after this offering would be 7.5%, assuming the purchase of the 25,000 shares that Atlas and its affiliates have indicated an interest in purchasing in this offering, based on an assumed initial public offering price of $12.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

(5)
The address of Boehringer Ingelheim R&D Beteiligungs GmbH is Binger Strasse 173, D-55216 Ingelheim am Rhein, Germany. Theo Nieuwenhuis and Dr. Michel Pairet are the Managing Directors of Boehringer Ingelheim R&D Beteiligungs GmbH ("BI R&D"). The Managing Directors may be deemed to have shared voting and dispositive power over the shares owned by BI R&D. Such persons disclaim beneficial ownership over the shares owned by BI R&D except to the extent of any pecuniary interest therein.

(6)
Allergan, Inc. is publicly-traded corporation, with its common stock traded on the New York Stock Exchange. The address of Allergan, Inc. is 2525 Dupont Drive, Irvine, California 92612.

(7)
Includes options to purchase 190,227 shares of common stock that may be exercised within 60 days of August 31, 2014.

(8)
Includes options to purchase 187,858 shares of common stock that may be exercised within 60 days of August 31, 2014.

(9)
Consists of the shares described in note (4) above. Dr. Barrett is a partner of Atlas Venture, and as such Dr. Barrett may be deemed to share voting and dispositive power with respect to all shares held by such entity. Dr. Barrett disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. Dr. Barrett's business address is 25 First Street, Suite 303, Cambridge, Massachusetts 02141.

(10)
Includes (i) 11,002 shares held directly by G&H Partners; and (ii) options to purchase 14,525 shares of common stock that may be exercised within 60 days of August 31, 2014. Mr. Gunderson is a general partner of G&H Partners, and as such he may be deemed to share voting and dispositive power with respect to the shares held by G&H Partners. Mr. Gunderson disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(11)
Includes options to purchase 86,572 shares of common stock that may be exercised within 60 days of August 31, 2014.

(12)
Mr. Newhall is a retired co-founder of NEA. Mr. Newhall does not have voting or dispositive power with regard to any of the shares directly held by entities affiliated with NEA referenced in note (2) above.

(13)
Consists of the shares described in note (3) above. Dr. Roberts is a general partner of Venrock Associates and disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in them. The percentage of shares beneficially owned after this offering would be 11.9%, assuming the purchase of all of the shares that Venrock Associates and its affiliates have indicated an interest in purchasing in this offering.

(14)
Includes options to purchase 479,182 shares of common stock that may be exercised within 60 days of August 31, 2014. The percentage of shares beneficially owned after this offering would be 23.7%, assuming the purchase of all of the shares that certain of our existing principal stockholders or their affiliates have indicated an interest in purchasing in this offering.

(15)
Includes 391,304 shares of common stock to be issued in connection with the vesting and settlement of an outstanding RSU award upon completion of this offering. Includes an additional 13,478 shares subject to options that as a result of this offering may be exercised within 60 days of August 31, 2014.

(16)
Includes an additional 5,130 shares subject to options that as a result of this offering may be exercised within 60 days of August 31, 2014.

(17)
Includes an additional 18,608 shares subject to options that as a result of this offering may be exercised within 60 days of August 31, 2014 and 391,304 shares of common stock to be issued in connection with the vesting and settlement of an outstanding RSU award upon completion of this offering. The percentage of shares beneficially owned after this offering would be 23.9%, assuming the purchase of all of the shares that certain of our existing principal stockholders or their affiliates have indicated an interest in purchasing in this offering.

DESCRIPTION OF CAPITAL STOCK

General

        The following is a summary of the rights of our common stock and preferred stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the completion of this offering. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

        Upon the completion of this offering, our authorized capital stock will consist of shares, with a par value of $0.0001 per share, of which:

  •
  150,000,000 shares will be designated as common stock; and
  •
  15,000,000 shares will be designated as preferred stock.

        As of June 30, 2014, we had outstanding 10,496,387 shares of common stock held of record by 107 stockholders, assuming the conversion of all outstanding shares of preferred stock into common stock immediately prior to the closing of this offering and the issuance of 391,304 shares of our common stock in connection with the vesting and settlement of an outstanding RSU award. Upon completion of this offering, no shares of preferred stock will be outstanding.

Common Stock

        Each holder of common stock is entitled to one vote per share on all matters submitted to a vote of stockholders. We have not provided for cumulative voting in the election of directors. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time. Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

        Upon the closing of this offering, our board of directors will have the authority, without further action by our stockholders, to issue from time to time up to 15,000,000 shares of preferred stock in one or more series, and to establish the number of shares to be included in each series and fix the powers, preferences and rights of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board of directors will also be able to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

        The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company, which could depress the market price of our common stock. We have no current plans to issue any shares of preferred stock.

Options

        As of June 30, 2014, options to purchase 1,532,603 shares of our common stock were outstanding under our 2013 Plan, 2004 Plan and 2001 Plan, collectively, of which 935,036 were vested and 597,567 of which were unvested as of that date.

Restricted Stock Units

        As of June 30, 2014, we had 391,304 shares of common stock subject to an RSU award outstanding pursuant to our 2013 Plan. Following the completion of this offering, 391,304 shares of our common stock will be issued in connection with the vesting and settlement of this RSU award.

Warrants

        In July 2006, in connection with the closing of a credit facility, we issued a warrant to Silicon Valley Bank, which warrant was immediately exercisable for an aggregate of 1,449 shares of our Series C preferred stock, at an exercise price of $20.70 per share. Following consummation of this offering, these warrants will be exercisable for an aggregate of 1,449 shares of our common stock at an exercise price of $20.70 per share. This warrant will expire in July 2016.

        In August 2008, in connection with the closing of a credit facility, we issued a warrant to Silicon Valley Bank, which warrant was immediately exercisable for an aggregate of 6,521 shares of our Series D preferred stock, at an exercise price of $27.60. In connection with the same credit facility, we issued a warrant to Oxford Finance Corp, which warrant was immediately exercisable for an aggregate of 7,609 shares of our Series D preferred stock, at an exercise price of $27.60. Following consummation of this offering, these warrants will be exercisable for an aggregate of 14,130 shares of our common stock at an exercise price of $27.60 per share. Both warrants will expire in August 2018.

        In December 2011, in connection with the closing of a credit facility, we issued a warrant to Silicon Valley Bank, which warrant was immediately exercisable for an aggregate of 9,963 shares of our Series D preferred stock, at an exercise price of $27.60 per share. In connection with the same credit facility, we issued two warrants to Oxford Finance LLC, one of such warrants was immediately exercisable for an aggregate of 9,963 shares of our Series D Preferred Stock and the other of such warrants was immediately exercisable for an aggregate of 9,963 shares of our Series D Preferred Stock, each at an exercise price of $27.60 per share. Following consummation of this offering, these warrants will be exercisable for an aggregate of 29,889 shares of our common stock at an exercise price of $27.60 per share. All of the warrants issued in connection with such credit facility will expire in December 2021.

Registration Rights

        After the completion of this offering, holders of 9,491,680 shares of our common stock will be entitled to rights with respect to the registration of those shares under the Securities Act. Under the terms of the investors' rights agreement between us and the holders of these registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of registration and are entitled to include their shares of common stock in the registration. The holders of these registrable securities are also entitled to specified demand registration rights under which they may require us to file a registration statement under the Securities Act at our expense with respect to our shares of common stock, and we are required to use our commercially reasonable efforts to effect this registration. Further, the holders of these registrable securities may require us to file additional registration statements on Form S-3. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration and our right not to effect a requested registration within six months following this offering.

Anti-takeover Effects of Delaware Law and Our Restated Certificate of Incorporation and Bylaws

        Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws to become effective upon completion of this offering could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging such proposals, including proposals that are priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could result in an improvement of their terms.

Certificate of Incorporation and Bylaws

        Our amended and restated certificate of incorporation and amended and restated bylaws to become effective upon completion of this offering will include provisions that:

  •
  authorize our board of directors to issue, without further action by the stockholders, up to 15,000,000 shares of undesignated preferred stock;
  •
  require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;
  •
  specify that special meetings of our stockholders can be called only by our board of directors, our chairman of the board, or our chief executive officer;
  •
  establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;
  •
  establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms;
  •
  provide that any director or our entire board of directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 66 2/3% in voting power of our capital stock entitled to vote thereon;
  •
  provide that vacancies on our board of directors may, except as otherwise required by law, be filled only by a majority of directors then in office, even if less than a quorum;
  •
  specify that no stockholder is permitted to cumulate votes at any election of directors;
  •
  provide that our amended and restated bylaws may be amended, altered or repealed and new bylaws may be adopted by the affirmative vote of the holders of at least 66 2/3% in voting power of our capital stock entitled to vote thereon; and
  •
  require a super-majority of votes to amend certain of the above-mentioned provisions.

Delaware Law

        Upon the completion of this offering, we will be governed by the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation's assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation's outstanding voting stock, unless:

  •
  the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder; or
  •
  subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

        A Delaware corporation may "opt out" of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or amended and restated bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Exclusive Jurisdiction for Certain Actions

        Our certificate of incorporation to become effective upon completion of this offering will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine.

Limitation of Liability and Indemnification Matters

        We will adopt provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. Accordingly, our directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;
  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
  •
  for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the Delaware General Corporation Law; or
  •
  for any transaction from which the director derived an improper personal benefit.

        Any amendment or repeal of these provisions will require the approval of the holders of shares representing at least two-thirds of the shares entitled to vote in the election of directors, voting as one class.

        Our certificate of incorporation and bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation and bylaws will also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. As described above, we intend to enter into separate indemnification agreements with our directors and executive officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers. The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder's investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc. The transfer agent's address is 1717 Arch St., Suite 1300, Philadelphia, Pennsylvania 19103.

Listing

        We have applied to list our common stock on The NASDAQ Global Market under the symbol "VTAE".

 SHARES ELIGIBLE FOR FUTURE SALE

        Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could cause the market price for our common stock to fall or impair our ability to raise equity capital in the future.

        Based on the number of shares outstanding as of June 30, 2014, upon the completion of this offering and after giving effect to the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, a total of 15,496,387 shares of common stock will be outstanding. Of these shares, all shares of common stock sold in this offering, and any shares sold upon exercise of the underwriters' option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by our "affiliates," as that term is defined in Rule 144 under the Securities Act.

        The remaining shares of common stock will be "restricted securities," as that term is defined in Rule 144. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from, or are not subject to, registration under the Securities Act.

        Certain of our existing stockholders or their affiliates have indicated an interest in purchasing an aggregate of up to $11.0 million of common stock in this offering at the initial public offering price, of which approximately $10.4 million of our common stock would be purchased by entities or individuals affiliated with Prospect Venture Partners, New Enterprise Associates, Venrock Associates and Atlas Ventures, each of whom is one of our principal stockholders. Any such shares purchased by these stockholders could not be resold in the public market immediately following this offering as a result of restrictions under securities laws and lock-up agreements, but would be able to be sold following the expiration of these restrictions, in each case as described below. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering.

Rule 144

        In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not deemed to be our affiliate and has not been our affiliate at any time during the three months preceding a sale will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to manner of sale, volume limitations or notice provisions of Rule 144. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person, including the holding period of any prior owner other than one of our affiliates, for less than one year.

        In addition, under Rule 144, a person may sell shares of our common stock immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

  •
  the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and
  •
  the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

        Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then-outstanding, which will equal approximately 154,963 shares immediately after this offering; and
  •
  the average weekly trading volume in our common stock during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        In general, under Rule 701, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-up Agreements

        In connection with this offering, we and each of our executive officers and directors and certain stockholders of ours that, together with our executive officers and directors, hold substantially all of our outstanding capital stock prior to this offering have agreed, subject to certain exceptions, not to engage in sales or dispositions of, or other transactions relating to, our common stock or securities convertible into or exercisable or exchangeable for our common stock or warrants or other rights to acquire shares of our common stock. These "lock-up" restrictions end 180 days after the date of this prospectus. However, Stifel, Nicolaus & Company, Incorporated and BMO Capital Markets Corp. may permit persons who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

Registration Rights

        After this offering, the holders of 9,491,680 shares of common stock will be entitled to rights to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See "Description of Capital Stock—Registration Rights" for additional information.

Stock Plans

        We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding or reserved for issuance under our stock plans. We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

MATERIAL UNITED STATES TAX CONSIDERATIONS TO NON-U.S. HOLDERS

        The following is a general discussion of the material U.S. federal income tax considerations with respect to the acquisition, ownership and disposition of shares of common stock applicable to non-U.S. holders who acquire such shares in this offering and hold such shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code (generally, property held for investment). For purposes of this discussion, a "non-U.S. holder" means a beneficial owner of our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

  •
  a citizen or resident of the United States;
  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, or any other corporation treated as such;
  •
  an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or
  •
  a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more "U.S. persons," as defined under the Code, have the authority to control all substantial decisions of the trust or (ii) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

        This discussion is based on current provisions of the Code, Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service, or the IRS, and other applicable authorities, all of which are subject to change or differing interpretations at any time (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances, nor does it address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, any U.S. federal gift taxes, any U.S. alternative minimum taxes or any state, local or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular non-U.S. holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (such as partnerships or other pass-through entities for U.S. federal income tax purposes, insurance companies; tax-exempt organizations; banks and other financial institutions or other financial services entities; brokers or dealers in securities; "controlled foreign corporations"; "passive foreign investment companies"; real estate investment trusts or regulated investment companies; non-U.S. holders that hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment; certain U.S. expatriates; persons deemed to sell our common stock under the constructive sale provisions of the Code; persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and tax-qualified retirement plans).

        If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner therein will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding our common stock should consult their tax advisor as to the particular U.S. federal income tax consequences applicable to them.

        THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, FOREIGN INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions on Our Common Stock

        Subject to the discussion below on the Foreign Account Tax Compliance Act, or FATCA, in general, the gross amount of any distribution we make to a non-U.S. holder with respect to its shares of common stock will be subject to U.S. withholding tax at a rate of 30% to the extent the distribution constitutes a dividend for U.S. federal income tax purposes, unless the non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable tax treaty and the non-U.S. holder provides proper certification of its eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent any distribution does not constitute a dividend, it will be treated first as reducing the adjusted basis in the non-U.S. holder's shares of common stock and then, to the extent it exceeds the adjusted basis in the non-U.S. holder's shares of common stock, as gain from the sale or exchange of such stock. Any such gain will be subject to the treatment described below under "—Gain on Sale or Other Disposition of Common Stock."

        A non-U.S. holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy certain certification and other requirements prior to the distribution date. Such non-U.S. holders must generally provide the withholding agent with a properly executed IRS Form W-8BEN or W-8BEN-E claiming an exemption from or reduction in withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by timely filing an appropriate claim for refund with the IRS. non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

        Dividends we pay to a non-U.S. holder that are effectively connected with its conduct of a trade or business within the United States (and, if required by an applicable tax treaty, are attributable to a U.S. permanent establishment or fixed base of such non-U.S. holder) will not be subject to U.S. withholding tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, at regular U.S. federal income tax rates in the same manner as if the non-U.S. holder were a resident of the United States. Dividends received by a foreign corporation that are effectively connected with its conduct of trade or business within the United States may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

Gain on Sale or Other Disposition of Common Stock

        Subject to the discussion below on FATCA and backup withholding, a non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale or other disposition of the non-U.S. holder's shares of common stock unless:

  •
  the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment or fixed base of such non-U.S. holder);
  •
  the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or
  •
  we are or have been a U.S. real property holding corporation or, USRPHC for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder's holding period of our common stock, and the non-U.S. holder has held, at any time during said period, more than 5% of the class of our stock being sold.

        Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. federal income tax on a net income tax basis, at regular U.S. federal income tax rates in the same manner as if the non-U.S. holder were a resident of the United States.

If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain.

        An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses provided the non-U.S. holder timely files U.S. federal income tax returns with respect to such losses.

        We believe that we are not and we do not anticipate becoming a U.S. real property holding corporation for U.S. federal income tax purposes. Because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets and our non-U.S. real property interests, however, there can be no assurance we are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to U.S. federal income tax if such class of stock is "regularly traded," as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually or constructively, 5% or less of such class of our stock throughout the shorter of the five-year period ending on the date of the sale or other disposition or the non-U.S. holder's holding period for such stock.

U.S. Federal Estate Tax

        The estate of an individual non-U.S. holder is generally subject to U.S. federal estate tax on property having a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of an individual non-U.S. holder, unless an applicable estate tax treaty between the United States and the decedent's country of residence provides otherwise.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

        FATCA will impose a U.S. federal withholding tax of 30% on certain payments to foreign financial institutions, investment funds and certain other non-U.S. persons that fail to comply with certain information reporting and certification requirements pertaining to their direct and indirect U.S. securityholders and/or U.S. accountholders or who fail to establish an exemption from FATCA. Such payments would include our dividends and the gross proceeds from the sale or other disposition of our common stock. Under recently issued final Treasury Regulations and subsequent IRS guidance, this withholding will apply to payments of dividends on our common stock made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of our common stock made on or after January 1, 2017. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we may treat the entire distribution as a dividend. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Backup Withholding, Information Reporting and Other Reporting Requirements

        We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

        A non-U.S. holder will generally be subject to backup withholding for dividends on our common stock paid to such holder unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder, such as by providing a valid IRS Form W-8BEN or W-8ECI, or other applicable certification (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person) or otherwise establishes an exemption.

        Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our common stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells or otherwise disposes of its shares of common stock through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the Internal Revenue Service and also backup withhold on that amount unless such non-U.S. holder provides appropriate certification to the broker of its status as a non-U.S. person, such as by providing a valid IRS Form W-8BEN or W-8ECI, or other applicable certification (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person) or otherwise establishes an exemption. Information reporting will also apply if a non-U.S. holder sells its shares of common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. holder is a non-U.S. person (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person) and certain other conditions are met, or such non-U.S. holder otherwise establishes an exemption.

        Backup withholding is not an additional income tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally can be credited against the non-U.S. holder's U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the Internal Revenue Service in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

UNDERWRITING

        Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite their respective names below:

Name	Number of Shares
Stifel, Nicolaus & Company, Incorporated
BMO Capital Markets Corp.
JMP Securities LLC
Wedbush Securities Inc.

Total	5,000,000

        The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters' obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        The underwriters expect to deliver the shares of common stock to purchasers on or about                  , 2014.

Option To Purchase Additional Shares

        We have granted a 30-day option to the underwriters to purchase up to a total of 750,000 additional shares of our common stock from us, at the initial public offering price, less the underwriting discounts and commissions payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above. We will pay the expenses associated with the exercise of the option.

Determination of Offering Price

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price will include:

  •
  the information set forth in this prospectus and otherwise available to the representatives;
  •
  our history and prospects, including our past and present financial performance and our prospects for future earnings;
  •
  the history and prospects of companies in our industry;
  •
  prior offerings of those companies;
  •
  our capital structure;
  •
  an assessment of our management and their experience;
  •
  general conditions of the securities markets at the time of the offering; and
  •
  other factors as we deem relevant.

        We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial offering price.

Commissions and Discounts

        The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $          per share of common stock to other dealers specified in a master agreement among underwriters who are members of the Financial Industry Regulatory Authority, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $          per share of common stock to these other dealers. After this offering, the offering price, concessions, and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

        The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us:

Total
	Per Share	Without option exercise	With full option exercise
Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to us

        The expenses of this offering that are payable by us are estimated to be approximately $2,800,000 (excluding underwriting discounts and commissions). We have also agreed to reimburse the underwriters for certain of their expenses, in an amount of up to $25,000, incurred in connection with review by the Financial Industry Regulatory Authority, Inc. of the terms of this offering, as set forth in the underwriting agreement.

Indemnification of Underwriters

        We will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sale of Similar Securities

        We and each of our directors and executive officers and certain stockholders of ours that, together with our executive officers and directors, hold substantially all of our outstanding capital stock prior to this offering have agreed that we and they will not, without the prior written consent of each of Stifel, Nicolaus & Company, Incorporated and BMO Capital Markets Corp., subject to certain exceptions, directly or indirectly:

  •
  offer, sell, contract to sell (including any short sale), pledge, hypothecate, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, grant any option, right or warrant for the sale of, purchase any option or contract to sell, sell any option or contract to purchase;
  •
  otherwise encumber, dispose of or transfer, or grant any rights with respect to, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise; or
  •
  publicly announce an intention to do any of the foregoing,

for a period of 180 days after the public offering date set forth in this prospectus. However, in the case of our directors, executive officers and stockholders subject to the 180-day restricted period, these restrictions will not apply to: (a) transactions relating to our securities acquired in open market transactions after the public offering date set forth in this prospectus, (b) if the holder is not an officer or director, transfers or other dispositions of shares of our common stock purchased by the holder in the offering contemplated by this prospectus, provided that, in the case of any transaction pursuant to (a) or (b), no filing by any party under the Exchange Act is required or will be voluntarily made before the expiration of the 180-day restricted period in connection with subsequent sales of our common stock or other securities acquired in such open market transactions, (c) bona fide gifts made by the holder, (d) transfers of our common stock or any security convertible into or exercisable for our common stock to an immediate family member, an immediate family member of a spouse, a domestic partner or a trust for the benefit of the holder, a spouse, a domestic partner or an immediate family member, or to any partnership, corporation, or other entity all of the beneficial ownership interests of which are held exclusively by the holder, a spouse, a domestic partner and/or one or more family members of the holder or the holder's spouse or domestic partner and/or one or more family members of the holder or the holder's spouse or domestic partner in a transaction not involving a disposition for value, (e) transfers of our common stock or any security convertible into or exercisable for our common stock upon death by will or intestate succession, (f) securities transferred to one or more affiliates of the holder and distributions of securities to current or former partners, members or equityholders of the holder in a transaction not in exchange for new consideration, (g) transfers of our common stock or any security convertible into or exercisable for our common stock solely by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement, (h) the exercise of any option, warrant or other right to acquire shares of our common stock (including by cashless exercise or net exercise, to the extent permitted by the instrument governing such option or warrant, so long as such cashless or net exercise is effected solely by the surrender of outstanding options or warrants held by the holder to us and our cancellation of all or a portion thereof to pay the applicable exercise price, but excluding all methods of exercise that involve a sale of any shares of our common stock relating to options or warrants to cover the applicable exercise price), the settlement of any stock-settled stock appreciation rights, restricted stock or restricted stock units, or the conversion of any convertible security into our securities, provided that the securities issued upon exercise continue to be subject to the 180-day restricted period, (i) the entry into any trading plan established pursuant to Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for any sales or other dispositions of our common stock during the 180-day restricted period and to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the holder or us regarding the establishment of such plan, such announcement or filing will include a statement to the effect that no transfer of our common stock may be made under such plan during the 180-day restricted period, or (j) the surrender or forfeiture of shares of our common stock to us in a transaction exempt from Section 16(b) of the Exchange Act to satisfy tax withholding obligations upon exercise or vesting of stock options or equity awards. In the case of any excepted transfers described above in (c), (d), (e) or (f), (1) each resulting acquirer of our securities must execute and deliver to the representatives of the underwriters a lock-up agreement, (2) to the extent any interest in our securities is retained by the transferring holder (or the transferring holder's spouse or family member), such securities will remain subject to the lock-up restrictions, and (3) no filing by any party under the Exchange Act will be required or will be voluntarily made before the expiration of the 180-day restricted period showing a decrease in the number of shares of our common stock held by the holder and its affiliates in such filing. In addition, during the 180-day restricted period, we may (a) issue equity-based awards pursuant to our existing benefit plans that are referred to in this prospectus, as such plans may be amended, (b) issue shares of our common stock upon the exercise of any such equity-based awards, (c) issue shares of our common stock upon the conversion of securities described in this prospectus, and (d) issue shares of our common stock, any securities convertible into, or exercisable, or exchangeable for, shares of our common stock or any combination thereof in the aggregate up to 5% of the then-outstanding shares of common stock, to be sold or delivered in connection with any one or more acquisitions or strategic investments

(including any joint venture, strategic alliance or partnership) as long as, in the case of this 5% provision, each recipient of any such shares or other securities agrees to be bound by the terms of the 180-day restricted period.

        Stifel, Nicolaus & Company, Incorporated and BMO Capital Markets Corp. may, in their sole discretion and at any time or from time to time before the termination of the 180-day restricted period, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement providing consent to the sale of shares prior to the expiration of the 180-day restricted period.

NASDAQ Market Listing

        We have applied to list our common stock on The NASDAQ Global Market under the symbol "VTAE."

Short Sales, Stabilizing Transactions, and Penalty Bids

        In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the SEC.

        Short sales.    Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters' option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option. Naked short sales are any short sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

        Stabilizing transactions.    The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing, or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

        Penalty bids.    If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

        The transactions above may occur on The NASDAQ Global Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Discretionary Sales

        The underwriters have informed us that they do not expect to confirm sales of common stock offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Electronic Distribution

        A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Relationships

        Certain of the underwriters or their affiliates may in the future provide investment banking, lending, financial advisory and other related services to us and our affiliates for which they may receive customary fees and commissions.

Notice to Residents of the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
  •
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
  •
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or
  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive. For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

        We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Residents of the United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Residents of France

        This prospectus has not been prepared in the context of a public offering of financial securities in France within the meaning of Article L.411-1 of the French Code Monétaire et Financier and Title I of Book II of the Reglement Général of the Autorité des marchés financiers, or the AMF, and therefore has not been and will not be filed with the AMF for prior approval or submitted for clearance to the AMF. Consequently, the shares of our common stock may not be, directly or indirectly, offered or sold to the public in France and offers and sales of the shares of our common stock may only be made in France to qualified investors (investisseurs qualifiés) acting for their own, as defined in and in accordance with Articles L.411-2 and D.411-1 to D.411-4, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code Monétaire et Financier. Neither this prospectus nor any other offering material may be released, issued or distributed to the public in France or used in connection with any offer for subscription on sale of the shares of our common stock to the public in France. The subsequent direct or indirect retransfer of the shares of our common stock to the public in France may only be made in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code Monétaire et Financier.

Notice to Residents of Germany

        Each person who is in possession of this prospectus is aware of the fact that no German securities prospectus (wertpapierprospekt) within the meaning of the securities prospectus act (wertpapier-prospektgesetz, the "act") of the federal republic of Germany has been or will be published with respect to the shares of our common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in the federal republic of Germany (ôffertliches angebot) within the meaning of the act with respect to any of the shares of our common stock otherwise than in accordance with the act and all other applicable legal and regulatory requirements.

Notice to Residents of Switzerland

        The securities which are the subject of the offering contemplated by this prospectus may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. None of this prospectus or any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        None of this prospectus or any other offering or marketing material relating to the offering, us or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the securities.

Notice to Residents of the Netherlands

        The offering of the shares of our common stock is not a public offering in The Netherlands. The shares of our common stock may not be offered or sold to individuals or legal entities in The Netherlands unless (i) a prospectus relating to the offer is available to the public, which has been approved by the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) or by the competent supervisory authority of another state that is a member of the European Union or party to the Agreement on the European Economic Area, as amended or (ii) an exception or exemption applies to the offer pursuant to Article 5:3 of The Netherlands Financial Supervision Act (Wet op het financieel toezicht) or Article 53 paragraph 2 or 3 of the Exemption Regulation of the Financial Supervision Act, for instance due to the offer targeting exclusively "qualified investors" (gekwalificeerde beleggers) within the meaning of Article 1:1 of The Netherlands Financial Supervision Act.

Notice to Residents of Japan

        The underwriters will not offer or sell any of the shares of our common stock directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, "Japanese person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Residents of Hong Kong

        The underwriters and each of their affiliates have not (1) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, any shares of our common stock other than (a) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (2) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to the shares of our common stock which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Residents of Singapore

        This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our common stock may not be circulated or distributed, nor may shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the

Securities and Futures Act, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

        Where shares of our common stock are subscribed or purchased under Section 275 by a relevant person which is:

        (a)   a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

        (b)   a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares of our common stock under Section 275 except:

          (1)   to an institutional investor or to a relevant person, or to any person pursuant to an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

          (2)   where no consideration is given for the transfer; or

          (3)   by operation of law.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Boston, Massachusetts. Members of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP are the beneficial owners of 11,002 shares of our common stock and Robert V. Gunderson, Jr., a partner of the firm, is a member of our board of directors. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cooley LLP, New York, New York.

EXPERTS

        The financial statements at December 31, 2013 and 2012, and for the years then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to the common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other documents are only summaries. With respect to any contract or document that is filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit.

        You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's public reference room, located at 100 F Street, N.E., Room 1580, Washington, D.C. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

        Upon completion of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with this law, will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference facilities and the website of the SEC referred to above.

VITAE PHARMACEUTICALS, INC.
Index to Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Vitae Pharmaceuticals, Inc.

        We have audited the accompanying balance sheets of Vitae Pharmaceuticals, Inc. (the Company) as of December 31, 2013 and 2012, and the related statements of operations, comprehensive income, convertible preferred stock and stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vitae Pharmaceuticals, Inc. at December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
June 27, 2014,
except Note 15, as to which the date is
September 8, 2014

Vitae Pharmaceuticals, Inc.

Balance Sheets

	December 31,
	2013	2012
Assets
Current assets:
Cash and cash equivalents	$21,155,247	$7,629,143
Cash—restricted	—	250,000
Marketable securities, available-for-sale	11,299,206	16,368,776
Accounts receivable	—	8,740,000
Prepaid expenses and other current assets	968,342	890,123

Total current assets	33,422,795	33,878,042
Cash—restricted	200,000	200,000
Marketable securities, available-for-sale	—	784,156
Property and equipment, net	377,996	402,710
Other assets	26,963	64,296

Total assets	$34,027,754	$35,329,204

Liabilities, convertible preferred stock and stockholders' deficit
Current liabilities:
Notes payable—current portion	$5,281,502	$4,420,238
Accounts payable	458,511	642,758
Accrued expenses	601,509	587,804
Accrued compensation	1,099,210	—
Interest payable	76,687	110,625
Deferred revenue	2,000,000	943,693

Total current liabilities	9,517,419	6,705,118
Deferred rent and lease incentives	90,782	89,638
Notes payable	4,804,176	10,085,678
Interest payable	162,222	82,222
Preferred stock warrant liability	477,375	720,375

Total liabilities	15,051,974	17,683,031
Commitments and contingencies
Convertible preferred stock:
Convertible Series A-1 preferred stock, $0.0001 par value, 675,000 shares authorized, 29,346 shares issued and outstanding at December 31, 2013 and 2012, liquidation preference of $607,500 at December 31, 2013	675,000	675,000
Convertible Series A-2 preferred stock, $0.0001 par value, 16,575,000 shares authorized, 717,379 issued and outstanding at December 31, 2013 and 2012, liquidation preference of $16,500,000 at December 31, 2013	16,379,250	16,379,250
Convertible Series B preferred stock, $0.0001 par value, 151,812,780 shares authorized, 6,570,106 issued and outstanding at December 31, 2013 and 2012, liquidation preference of $64,222,931 at December 31, 2013	63,964,035	63,964,035
Convertible Series C preferred stock, $0.0001 par value, 16,700,007 shares authorized, 724,632 issued and outstanding at December 31, 2013 and 2012, liquidation preference of $15,000,006 at December 31, 2013	14,936,553	14,936,553
Convertible Series D preferred stock, $0.0001 par value, 26,012,500 shares authorized, 1,086,956 issued and outstanding at December 31, 2013 and 2012, liquidation preference of $30,000,000 at December 31, 2013	29,915,093	29,915,093
Stockholders' deficit:
Common stock, $0.0001 par value, 312,825,000 shares authorized, 588,988 and 554,755 issued and 588,733 and 546,805 outstanding at December 31, 2013 and 2012, respectively	59	55
Additional paid in capital	3,983,222	3,807,708
Treasury stock	(938)	(18,917)
Accumulated other comprehensive income	67	2,973
Accumulated deficit	(110,876,561)	(112,015,577)

Total stockholders' deficit	(106,894,151)	(108,223,758)

Total liabilities, convertible preferred stock and stockholders' deficit	$34,027,754	$35,329,204

The accompanying notes are an integral part of these financial statements.

Vitae Pharmaceuticals, Inc.

Statements of Operations

	Year Ended December 31,
	2013	2012
Collaborative revenues	$22,512,683	$22,347,827
Operating expenses:
Research and development	14,916,562	15,926,614
General and administrative	5,405,769	4,915,124

Total operating expenses	20,322,331	20,841,738

Operating income	2,190,352	1,506,089
Other (expenses) income:
Other income	327,391	243,000
Interest income	69,497	100,619
Interest expense	(1,425,342)	(1,626,622)

Total other (expenses) income	(1,028,454)	(1,283,003)

Net income	$1,161,898	$223,086

Per share information:
Net income per common share:
Basic	$0.00	$0.00

Diluted	$0.00	$0.00

Weighted average number of common shares:
Basic	563,136	542,320

Diluted	563,136	542,320

Unaudited pro forma net income per common share:
Basic	$0.12
Diluted	$0.11
Unaudited pro forma weighted average number of common shares:
Basic	10,098,770
Diluted	10,673,691

The accompanying notes are an integral part of these financial statements.

Vitae Pharmaceuticals, Inc.

Statements of Comprehensive Income

	Year Ended December 31,
	2013	2012
Net income	$1,161,898	$223,086
Other comprehensive income (loss):
Unrealized (losses) gains on marketable securities	(2,906)	5,859

Comprehensive income	$1,158,992	$228,945

The accompanying notes are an integral part of these financial statements.

Vitae Pharmaceuticals, Inc.

Statements of Convertible Preferred Stock and Stockholders' Deficit

											Stockholders' Deficit
	Convertible Preferred Stock
															Accumulated Other Comprehensive Income (Loss)
	Series A-1		Series A-2		Series B		Series C		Series D		Common Stock
													Additional Paid in Capital	Treasury Stock		Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					Total
Balance at December 31, 2011	29,346	$675,000	717,379	$16,379,250	6,564,736	$63,964,023	724,632	$14,936,553	1,086,956	$29,915,093	536,882	$54	$3,474,561	$(17,917)	$(2,886)	$(112,200,070)	$(108,746,258)
Cashless exercise of preferred stock warrants	—	—	—	—	5,370	12	—	—	—	—	—	—	(12)	—	—	—	(12)
Issuance of common stock	—	—	—	—	—	—	—	—	—	—	22,959	2	52,960	—	—	—	52,962
Repurchase of common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	(39,605)	—	—	(39,605)
Retirement of common stock	—	—	—	—	—	—	—	—	—	—	(5,086)	(1)	(11)	38,605	—	(38,593)	—
Unrealized gains on marketable securities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	5,859	—	5,859
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	280,210	—	—	—	280,210
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	223,086	223,086

Balance at December 31, 2012	29,346	$675,000	717,379	$16,379,250	6,570,106	$63,964,035	724,632	$14,936,553	1,086,956	$29,915,093	554,755	$55	$3,807,708	$(18,917)	$2,973	$(112,015,577)	$(108,223,758)
Issuance of common stock	—	—	—	—	—	—	—	—	—	—	42,823	5	75,680	—	—	—	75,685
Repurchase of common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,923)	—	—	(4,923)
Retirement of common stock	—	—	—	—	—	—	—	—	—	—	(8,590)	(1)	(19)	22,902	—	(22,882)	—
Unrealized gains on marketable securities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,906)	—	(2,906)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	99,853	—	—	—	99,853
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,161,898	1,161,898

Balance at December 31, 2013	29,346	$675,000	717,379	$16,379,250	6,570,106	$63,964,035	724,632	$14,936,553	1,086,956	$29,915,093	588,988	$59	$3,983,222	$(938)	$67	$(110,876,561)	$(106,894,151)

The accompanying notes are an integral part of these financial statements.

Vitae Pharmaceuticals, Inc.

Statements of Cash Flows

	Year Ended December 31,
	2013	2012
Operating activities:
Net income	$1,161,898	$223,086
Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	204,733	531,589
Stock-based compensation expense	99,853	280,210
Deferred rent and lease incentives	(4,584)	(119,580)
Amortization of deferred financing fees	218,834	218,834
Revaluation of preferred stock warrant liability	(243,000)	(243,000)
(Gain) loss on disposal of equipment	(5,934)	—
Changes in assets and liabilities:
Accounts receivable	8,740,000	(8,669,708)
Prepaid expenses and other current assets	(78,219)	462,146
Accounts payable and accrued expenses	939,500	(510,260)
Deferred revenue	1,056,307	(2,201,307)
Interest payable	46,062	190,625

Net cash provided by (used in) operating activities	12,135,450	(9,837,365)

Investing activities:
Purchases of property and equipment	(185,890)	(128,831)
Proceeds from disposal of property and equipment	6,700	—
Purchases of investments	(23,009,180)	(32,553,054)
Sales of investments	28,860,000	29,163,250

Net cash provided by (used in) investing activities	5,671,630	(3,518,635)

Financing activities:
Principal payments under debt facilities	(4,601,738)	—
Payment of financing costs	—	(30,808)
Restricted cash	250,000	50,000
Proceeds from the issuance of common stock, net of repurchases	70,762	13,357

Net cash (used in) provided by financing activities	(4,280,976)	32,549

Net increase (decrease) in cash and cash equivalents	13,526,104	(13,323,451)
Cash and cash equivalents at beginning of period	7,629,143	20,952,594

Cash and cash equivalents at end of period	$21,155,247	$7,629,143

Supplemental disclosures of cash flow information:
Cash paid for interest	$1,160,446	$1,217,163

The accompanying notes are an integral part of these financial statements.

Vitae Pharmaceuticals, Inc.

Notes to the Financial Statements

For the Years Ended December 31, 2013 and 2012

1. Organization

        Vitae Pharmaceuticals, Inc. ("Vitae" or the "Company") is a clinical-stage biotechnology company focused on discovering and developing novel, small molecule drugs for diseases that represent large market opportunities where there are significant unmet medical needs. The Company is developing a robust and growing portfolio of novel product candidates internally generated by Contour®, its proprietary structure-based drug discovery platform. The Company has two partnered product candidates in the clinic and several wholly-owned drug candidates in preclinical development.

        The Company's most advanced product candidates include VTP-34072, which is in a Phase 2 clinical trial for the treatment of type 2 diabetes, and VTP-37948, which is in Phase 1 clinical trials for Alzheimer's disease ("Alzheimer's"). Both products are being developed under separate collaborations with Boehringer Ingelheim GmbH ("BI"), which has provided the Company with an aggregate of $122 million in non-equity funding as of December 31, 2013, including upfront license fees, research funding and success-based milestones.

        The Company has several wholly-owned product candidates advancing in preclinical development, including VTP-43742 for the treatment of autoimmune disorders, VTP-38443 for the treatment of acute coronary syndrome, and VTP-38543 for the treatment of atopic dermatitis. The Company intends to advance and retain rights to these and other programs and product candidates that the Company believes it can develop and commercialize, and to strategically partner where doing so can accelerate the program and generate non-dilutive capital for Vitae.

        Vitae is currently dedicating its resources to advance its growing portfolio of product candidates, establish late-stage development and commercialization capabilities for certain of the Company's product candidates in the U.S. and potentially other markets, selectively collaborate with large biotechnology and pharmaceutical companies to maximize the value of our product candidates, leverage Contour to rapidly discover novel small molecule product candidates for additional validated, difficult-to-drug targets, and continue investing in technology, people and intellectual property.

        The Company is financed by venture capital and corporate investors and is headquartered in Fort Washington, Pennsylvania.

        The Company has an accumulated deficit as of December 31, 2013 of approximately $110.9 million and will require substantial additional capital for research and product development. The future success of the Company is dependent on its ability to develop its product candidates and ultimately upon its ability to attain profitable operations. The Company is subject to a number of risks similar to other life sciences companies, including, but not limited to, successful discovery and development of its drug candidates, raising additional capital, development by its competitors of new technological innovations, protection of proprietary technology and market acceptance of the Company's products. At December 31, 2013, the Company believes its cash, cash equivalents and marketable securities, totaling approximately $32.5 million, are sufficient to fund operations for a period of at least 12 months from the balance sheet date.

Vitae Pharmaceuticals, Inc.

Notes to the Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

2. Summary of Significant Accounting Policies and Basis of Accounting

Basis of Accounting

        The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU") of the Financial Accounting Standards Board ("FASB").

        On April 5, 2012, the Jump-Start Our Business Startups Act (the "JOBS Act") was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an "emerging growth company." The Company is considered an emerging growth company, but has elected to not take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. As a result, the Company will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

Use of Estimates

        Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes and management must select an amount that falls within that range of reasonable estimates. This process may result in actual results differing materially from those estimated amounts used in the preparation of the financial statements if these results differ from historical experience, or other assumptions do not turn out to be substantially accurate, even if such assumptions are reasonable when made. In preparing these financial statements, management used significant estimates in the following areas, among others: stock-based compensation expense, the determination of the fair value of stock-based awards, the fair value of liability-classified preferred stock warrants, the accounting for research and development costs, accrued expenses and the recoverability of the Company's net deferred tax assets and related valuation allowance.

Unaudited Pro Forma Information

        In March 2014, the Company's board of directors (the "Board") authorized the management of the Company to pursue the filing of a registration statement with the Securities and Exchange Commission ("SEC") for the Company to sell shares of its common stock to the public in an initial public offering ("IPO"). The unaudited pro forma net income per share is computed using the weighted-average number of common shares outstanding and gives effect to the conversion of all outstanding shares of the Company's preferred stock and the issuance of 391,304 shares of the Company's common stock in connection with the vesting and settlement of an outstanding Restricted Stock Unit ("RSU") that vests automatically upon the closing of the IPO as if it had occurred at January 1, 2013, or the date of original issuance, if later. Upon conversion of the convertible preferred stock into shares of the Company's common stock in the event of an IPO, the holders of the convertible preferred stock are not entitled to

Vitae Pharmaceuticals, Inc.

Notes to the Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

2. Summary of Significant Accounting Policies and Basis of Accounting (Continued)

receive undeclared dividends. Accordingly, the impact of the cumulative preferred stock dividends has been excluded from the determination of net income per share.

Segment and Geographic Information

        Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company's chief operating decision maker is its chief executive officer. The Company and its chief executive officer view the Company's operations and manage its business as one operating segment. All revenues and long-lived assets of the Company are earned and reside in the United States and the Company's collaboration revenue is generated in the United States.

Concentrations of Credit Risk and Off-Balance Sheet Risk

        The Company invests cash that is not currently being used for operational purposes in accordance with its investment policy. The policy allows for the purchase of low-risk debt securities issued by U.S. government agencies and very highly rated corporations, subject to certain concentration limits. The weighted-average days to maturity of the Company's portfolio shall not exceed 12 months. The Company believes its established guidelines for investment of its excess cash maintain safety and liquidity through its policies on diversification and investment maturity.

        Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, and available-for-sale marketable securities.

        The Company is exposed to credit risk in the event of default by the institutions holding the cash, cash equivalents, and available-for-sale securities to the extent of the amounts recorded on the balance sheets.

Cash and Cash Equivalents and Restricted Cash

        The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company was required to maintain a cash balance in the amount of $200,000 and $450,000 as collateral for an outstanding letter of credit at December 31, 2013 and 2012, respectively. The Company decreased the letter of credit by $250,000 and $50,000 for years ended December 31, 2013 and 2012, respectively. The Company is required to maintain the $200,000 letter of credit through January 2018. No amounts were outstanding under the letter of credit at December 31, 2013 and 2012.

Marketable Securities, Available-for-Sale

        Marketable securities consist of securities with original maturities greater than three months, and are comprised of securities issued by U.S. government agencies and corporate debt securities. Marketable securities recorded as current assets have maturities of less than one year from the balance sheet date. Marketable securities recorded as noncurrent assets have maturities of one year or greater from the balance sheet date.

Vitae Pharmaceuticals, Inc.

Notes to the Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

2. Summary of Significant Accounting Policies and Basis of Accounting (Continued)

        Management determines the appropriate classification of securities at the time of purchase. The Company has classified its investment portfolio as available-for-sale in accordance with ASC 320, Investments—Debt and Equity Securities. The Company's available-for-sale securities are carried at fair value with unrealized gains and losses reported in other comprehensive income (loss). Marketable securities are evaluated periodically for impairment. If it is determined that a decline of any investment is other than temporary, then the investment basis is written down to fair value and the write-down is included in the statements of comprehensive income as a loss.

Deferred Rent and Lease Incentives

        Deferred rent and lease incentives consist of the difference between cash payments and the recognition of rent expense calculated on a prospective straight-line basis for the facility the Company occupies. In August 2011, Vitae amended its facility lease agreement extending the expiration to January 31, 2018 in exchange for reduced rental rates during the extension period. Lease incentives received at the commencement of the lease are amortized on a straight-line basis over the original lease term and recorded as a reduction to rent expense. Actual cash rent payments exceeded rent recognition by $4,584 and $119,580 for the years ended December 31, 2013 and 2012, respectively. Deferred rent and lease incentives were $89,638 and $94,222 as of December 31, 2013 and 2012, respectively.

Fair Value of Financial Instruments

        At December 31, 2013 and 2012, the Company's financial instruments included cash and cash equivalents, restricted cash, marketable securities, accounts payable, accrued expenses, notes payable and preferred stock warrant liability. At December 31, 2012, the Company also carried accounts receivable. The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses approximates fair value due to the short-term maturities of these instruments. The Company's short- and long-term marketable securities are carried at fair value based on quoted market prices and other observable inputs. Notes payable approximates fair value because the interest rate is reflective of the rate the Company could obtain on debt with similar terms and conditions. The carrying value of the preferred stock warrant liability is the estimated fair value of the liability (Note 5). The Company has evaluated the estimated fair value of financial instruments using available market information and management's estimates. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts.

Comprehensive Income

        Comprehensive income is defined as changes in stockholders' deficit exclusive of transactions with owners (such as capital contributions and distributions). Comprehensive income is comprised of net income and unrealized (losses) gains on marketable securities.

Property and Equipment

        Property and equipment consist primarily of laboratory equipment, computer equipment and software, office furniture and equipment and leasehold improvements, all of which are stated at cost, less accumulated depreciation. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the estimated useful

Vitae Pharmaceuticals, Inc.

Notes to the Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

2. Summary of Significant Accounting Policies and Basis of Accounting (Continued)

life of the asset or the remaining lease term at the time the asset is placed into service, whichever is shorter. Maintenance and repairs are expensed as incurred. The following estimated useful lives were used to depreciate the Company's assets:

Estimated Useful Life
Laboratory equipment	5 years
Computer equipment and software	2 years
Office furniture and equipment	5 years
Leasehold improvements	Various

        Upon retirement or sale, the cost of the disposed asset and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is charged to income.

Revenue Recognition

Revenue Arrangements with Multiple Deliverables

        The Company's revenues are generated primarily through collaborative arrangements which generally contain multiple elements, or deliverables, including licenses and research and development activities to be performed by the Company on behalf of the licensee. Payments to Vitae under these arrangements typically include one or more of the following: (1) nonrefundable, upfront license fees, (2) funding of discovery research efforts on a full-time equivalent ("FTE") basis, (3) reimbursement of research, development and intellectual property costs, (4) milestone payments, and (5) royalties on future product sales.

        The Company accounts for revenue arrangements with multiple deliverables entered into prior to January 1, 2011 in accordance with ASC 605-25, Revenue Recognition: Multiple-Element Arrangements. The multiple-deliverable items are divided into separate units of accounting if certain criteria are met, including whether the delivered item has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The Company allocates the consideration it receives among the separate units of accounting based on their respective fair value, and applies the applicable revenue recognition criteria to each of the separate units. Where an item in a revenue arrangement with multiple deliverables does not constitute a separate unit of accounting and for which delivery has not occurred, the Company defers revenue until the delivery of the item is completed.

        Effective January 1, 2011, the Company adopted on a prospective basis Accounting Standards Update ("ASU") 2009-13, Multiple-Deliverable Revenue Arrangements, which amends ASC 605-25 and also adopted ASU 2010-17, Revenue Recognition—Milestone Method.

        In accordance with ASU 2009-13, the Company considers whether the deliverables under the arrangement represent separate units of accounting. In determining the units of accounting, management evaluates certain criteria, including whether the deliverables have stand-alone value. The consideration received is allocated to the separate units of accounting using the relative selling price method, and the applicable revenue recognition criteria are applied to each of the separate units.

        The Company determines the estimated selling price for agreement deliverables using the following hierarchy: (1) vendor-specific objective evidence ("VSOE"), (2) third-party evidence ("TPE") or (3) best

Vitae Pharmaceuticals, Inc.

Notes to the Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

2. Summary of Significant Accounting Policies and Basis of Accounting (Continued)

estimate of selling price if neither VSOE nor TPE is available. Determining the best estimate of selling price for a deliverable requires significant judgment and consideration of various factors including market conditions, items contemplated during agreement negotiation as well as internally developed net present value models.

        The Company typically receives upfront, nonrefundable payments when licensing its intellectual property. For intellectual property licenses that do not have stand-alone value from the other deliverables to be provided, revenue is recognized over the contractual or estimated performance period, which is typically the term of the research and development obligations. The periods over which revenue should be recognized are subject to estimates by management and may change over the course of the research and development agreement. Such a change could have a material impact on the amount of revenue the Company records in future periods.

        Payments or reimbursements resulting from the Company's research and development efforts are recognized as the services are performed and are presented on a gross basis so long as there is persuasive evidence of an arrangement, the fee is fixed or determinable, and collection of the related receivable is reasonably assured. Amounts received prior to satisfying the above revenue recognition criteria are recorded as deferred revenue.

        In accordance with ASU 2010-17, Vitae recognizes revenue from milestone payments when: (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement, and (ii) Vitae does not have ongoing performance obligations related to the achievement of the milestone earned. Milestone payments are considered substantive if all of the following conditions are met: the milestone payment (a) is commensurate with either the Company's performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the Company's performance to achieve the milestone, (b) relates solely to past performance, and (c) is reasonable relative to all of the deliverables and payment terms (including other potential milestone consideration) within the arrangement. The Company has concluded that the clinical and development and regulatory milestones pursuant to its research and development arrangements are substantive.

        The following table details the amount of collaborative revenue recognized for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012
Amortization of upfront license fees	$353,693	$1,921,307
Collaborative research payments:
FTE funding	3,108,000	3,436,000
Research and development costs	—	20,055
Intellectual property costs	1,050,990	970,465

Total collaborative research payments	4,158,990	4,426,520

Milestone revenue	18,000,000	16,000,000

Total collaborative revenue	$22,512,683	$22,347,827

Vitae Pharmaceuticals, Inc.

Notes to the Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

2. Summary of Significant Accounting Policies and Basis of Accounting (Continued)

Research and Development Expenses

        Research and development costs are charged to expense as incurred. These costs include, but are not limited to, employee-related expenses, including salaries, benefits and travel and stock-based compensation of the Company's research and development personnel, expenses incurred under agreements with contract research organizations and investigative sites that conduct clinical trials and preclinical studies, the cost of acquiring, developing and manufacturing clinical trial materials, facilities, other supplies, allocated facilities, depreciation and other expenses, which include rent and utilities, insurance, and costs associated with preclinical activities and regulatory operations. Nonrefundable advances for future research and development services are deferred and recognized as expense as the related services are provided.

        Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using data such as subject enrollment, clinical site activations or information provided to the Company by its vendors with respect to their actual costs incurred. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the financial statements as prepaid or accrued research and development expense, as the case may be.

Accrued Clinical and Preclinical Expenses

        As part of the process of preparing the financial statements, the Company is required to estimate its accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with its applicable personnel to identify services that have been performed on its behalf and estimating the level of service performed and the associated cost incurred for the service when the Company has not yet been invoiced or otherwise notified of actual cost. The majority of the Company's service providers invoice monthly in arrears for services performed. The Company makes estimates of its accrued expenses as of each balance sheet date in the financial statements based on facts and circumstances known at that time. The Company periodically confirms the accuracy of the estimates with the service providers and makes adjustments if necessary. Examples of estimated accrued clinical expenses include:

  •
  fees paid to vendors in connection with the preclinical development activities;
  •
  fees paid to contract manufacturers in connection with the production of preclinical and clinical trial materials;
  •
  fees paid to contract research organizations in connection with clinical studies; and
  •
  fees paid to investigative sites in connection with clinical studies.

        The Company bases its expenses related to preclinical and clinical studies on its estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and contract research organizations that conduct and manage clinical studies on its behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, the Company estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company adjusts the accrual accordingly. Although the Company does not expect

Vitae Pharmaceuticals, Inc.

Notes to the Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

2. Summary of Significant Accounting Policies and Basis of Accounting (Continued)

its estimates to be materially different from amounts actually incurred, the Company's understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period.

Preferred Stock Warrants

        Freestanding warrants that are related to the purchase of redeemable preferred stock are classified as liabilities and recorded at fair value regardless of the timing of the redemption feature or the redemption price or the likelihood of redemption. The warrants are subject to re-measurement at each balance sheet date and any change in fair value is recognized as a component of other income in the Statements of Operations. Pursuant to the terms of these warrants, upon the conversion to common stock of the series of preferred stock underlying the warrant, the warrants automatically become exercisable for shares of common stock based upon the conversion ratio of the underlying preferred stock. In addition, in the event of a change in control of the Company in which the sole consideration is cash, upon the written request of the Company, the outstanding Series C and Series D warrants shall automatically terminate immediately prior to the consummation of such change in control. All of the warrants contain a cashless exercise feature that allows the warrant to be automatically exercised prior to its termination or expiration if the current fair market value of a share of the series and/or class of the Company's capital stock for which such warrant is exercisable is greater than such warrant's per share exercise price. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants. The fair value of the preferred stock warrants are classified as Level 3 measurements (see Note 5).

Stock-Based Compensation Expense

        The Company accounts for stock-based compensation expense in accordance with the provisions of ASC 718, Compensation—Stock Compensation, which addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of or may be settled by the issuance of the enterprise's equity instruments. ASC 718 requires that an entity measure the cost of equity-based service awards based on the grant-date fair value of the award and recognize the cost of such awards over the period during which the employee is required to provide service in exchange for the award (the vesting period).

        For stock options issued to employees and members of the Board for their services on the Board, the Company estimates the grant date fair value of each option using the Black-Scholes option pricing model. The use of the Black-Scholes option pricing model requires management to make assumptions with respect to the expected term of the option, the expected volatility of the common stock over a period consistent with the expected life of the option, risk-free interest rates, the value of the common stock and expected dividend yields of the common stock. For awards subject to service-based vesting conditions, the Company recognizes stock-based compensation expense, net of estimated forfeitures, equal to the grant date fair value of stock options on a straight-line basis over the requisite service period, which is generally the vesting term. For awards subject to both performance and service-based vesting conditions, the Company recognizes stock-based compensation expense using the straight-line recognition method when it is probable that the performance condition will be achieved. Forfeitures are required to be estimated at the

Vitae Pharmaceuticals, Inc.

Notes to the Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

2. Summary of Significant Accounting Policies and Basis of Accounting (Continued)

time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

        The Company utilizes significant estimates and assumptions in determining the fair value of its common stock. The Board determined the estimated fair value of the Company's common stock based on a number of objective and subjective factors, including external market conditions affecting the biotechnology industry and the prices at which the Company sold shares of redeemable convertible preferred stock, the superior rights and preferences of securities senior to the Company's common stock at the time, and the likelihood of achieving a liquidity event, such as an IPO or sale of the Company.

        Stock-based compensation expense recognized in accordance with ASC 718 for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012
Research and development	$18,920	$114,591
General and administrative	80,933	165,619

Total stock-based compensation	$99,853	$280,210

Income Taxes

        Income taxes are recorded in accordance with ASC Topic 740, Income Taxes ("ASC 740"), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

        The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. The Company recognizes interest and penalties accrued on any unrecognized tax benefits within the provision for income taxes on the Statement of Operations. As of December 31, 2013 and 2012, the Company does not have any significant uncertain tax positions.

Net Income Per Common Share

        The Company uses the two-class method to compute net income per common share because the Company has issued securities, other than common stock, that contractually entitle the holders to participate in dividends and earnings of the Company. The two-class method requires earnings available to common stockholders for the period, after an allocation of earnings to participating securities, to be

Vitae Pharmaceuticals, Inc.

Notes to the Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

2. Summary of Significant Accounting Policies and Basis of Accounting (Continued)

allocated between common and participating securities based upon their respective rights to receive distributed and undistributed earnings. The Company's preferred stock are each entitled to receive annual non-cumulative dividends that range from $0.60 - $1.66 per share, payable prior and in preference to dividends paid to holders of common stock when and if declared by the Board. In the event a dividend is paid on common stock, holders of preferred stock are entitled to a proportionate share of any such dividend as if they were holders of common shares (on an as-if converted basis).

        For periods with net income, net income per common share information is computed using the two-class method. Under the two-class method, basic net income per common share is computed by dividing the net income attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Basic net income attributable to common stockholders is computed by an adjustment to subtract from net income the portion of current year earnings that the preferred shareholders would have been entitled to receive pursuant to their dividend rights had all of the year's earnings been distributed. No such adjustment to earnings is made during periods with a net loss, as the holders of the convertible preferred shares have no obligation to fund losses. Diluted net income per common share is computed by using the weighted-average number of shares of common stock outstanding, plus, for periods with net income attributable to common stock, the dilutive effects of stock options, restricted stock units, and warrants. Potential dilutive shares consist of incremental common stock issuable upon the exercise of stock options and warrants. Basic and dilutive computations are the same in periods with net losses attributable to common stockholders as the dilutive effects of stock options, restricted stock units and warrants would be antidilutive.

Recent Accounting Pronouncements

        In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers." ASU 2014-09 will supersede and replace nearly all existing U.S. GAAP revenue recognition guidance, including industry-specific guidance. The guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods therein. The Company is evaluating ASU 2014-09 and has not yet determined what, if any, effect ASU 2014-09 will have on its results of operations or financial condition.

Vitae Pharmaceuticals, Inc.

Notes to the Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

3. Net Income Per Common Share

        The following table sets forth the computation of basic and diluted net income per common share for the periods indicated:

	Year Ended December 31,
	2013	2012
Net income	$1,161,898	$223,086
Less: Undistributed earnings allocated to participating securities	(1,161,898)	(223,086)

Net income attributable to common stockholders—basic and diluted	—	—
Weighted average common shares—basic and diluted	563,136	542,320

	$0.00	$0.00

        Diluted net income per share for the years presented do not reflect the following potential common shares, as the effect would be antidilutive:

	Year Ended December 31,
	2013	2012
Stock options	1,291,917	1,907,568
Restricted stock units	391,304	—
Warrants	45,468	46,751
Convertible preferred stock	9,491,680	9,491,680

Total	11,220,369	11,445,999

4. Property and Equipment

        Property and equipment and related accumulated depreciation and amortization are as follows:

	December 31,
	2013	2012
Laboratory equipment	$3,085,736	$3,074,926
Computer equipment and software	1,452,580	1,424,722
Office furniture and equipment	311,564	311,564
Leasehold improvements	3,357,312	3,344,012
Construction in process	10,293	9,000
Less accumulated depreciation and amortization	(7,839,489)	(7,761,514)

Property and equipment, net	$377,996	$402,710

        Depreciation expense was $204,733 and $531,589 for the years ended December 31, 2013 and 2012, respectively.

Vitae Pharmaceuticals, Inc.

Notes to the Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

5. Fair Value Measurements

        The Company measures certain assets and liabilities at fair value in accordance with ASC 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (the "exit price") in an orderly transaction between market participants at the measurement date. The standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. In determining fair value, the Company maximizes the use of quoted prices and observable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of us. The fair value hierarchy is broken down into three levels based on the source of inputs as follows:

  •
  Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities.
  •
  Level 2—Valuations based on observable inputs and quoted prices in active markets for similar assets and liabilities.
  •
  Level 3—Valuations based on inputs that are unobservable and models that are significant to the overall fair value measurement.

        The Company's Level 1 assets include money market funds, certificates of deposit ("CD"), and U.S. Treasury notes. Level 2 assets include U.S. government agency securities and corporate debt securities. The following fair value hierarchy tables present information about each major category of financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2012:

	Fair Value Measurements as of December 31, 2013 Using
	Level 1	Level 2	Level 3	Balance as of December 31, 2013
Assets
Money market funds	$18,512,463	$—	$—	$18,512,463
Cash-restricted, CD	200,000	—	—	200,000
Marketable securities, available-for-sale	—	11,299,206	—	11,299,206

Total assets	$18,712,463	$11,299,206	$—	$30,011,669

Liabilities
Preferred stock warrant liability	$—	$—	$477,375	$477,375

Total liabilities	$—	$—	$477,375	$477,375

Vitae Pharmaceuticals, Inc.

Notes to the Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

5. Fair Value Measurements (Continued)

	Fair Value Measurements as of December 31, 2012 Using
	Level 1	Level 2	Level 3	Balance as of December 31, 2012
Assets
Money market funds	$6,130,621	$—	$—	$6,130,621
Cash-restricted, CD	450,000	—	—	450,000
Marketable securities, available-for-sale	—	17,152,932	—	17,152,932

Total assets	$6,580,621	$17,152,932	$—	$23,733,553

Liabilities
Preferred stock warrant liability	$—	$—	$720,375	$720,375

Total liabilities	$—	$—	$720,375	$720,375

        Preferred stock warrants are exercisable by the holder for shares of the Company's Series C and Series D preferred stock. The fair value of the warrants on the date of issuance and on each re-measurement date of those warrants classified as liabilities is estimated using the Black-Scholes option pricing model using the following assumptions: contractual life according to the remaining terms of the warrants, no dividend yield, weighted average risk-free interest rate of 2.68% and 1.34%, fair value of the underlying instrument of $16.33 and $21.62, and weighted average volatility of 83% and 87% at December 31, 2013 and 2012, respectively. For this liability, the Company developed its own assumptions that do not have observable inputs or available market data to support the fair value. This method of valuation involves using inputs such as the fair value of the Company's various classes of preferred stock, stock price volatility, the contractual term of the warrants, risk free interest rates and dividend yields. Due to the nature of these inputs, the valuation of the warrants is considered a Level 3 measurement. The Company accounts for its convertible preferred stock warrants as liabilities in accordance with the guidance for accounting for certain financial instruments with characteristics of both liabilities and equity as the warrants entitle the holder to purchase preferred stock that is considered contingently redeemable. The warrant liability is recorded on its own line item on the Company's Balance Sheets. The warrant liability is marked-to-market each reporting period with the change in fair value recorded in the Statement of Operations until the warrants are exercised, expire or other facts and circumstances lead the warrant liability to be reclassified as an equity instrument.

Vitae Pharmaceuticals, Inc.

Notes to the Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

5. Fair Value Measurements (Continued)

        The table below sets forth a summary of changes in fair value of the Company's Level 3 financial instruments measured on a recurring basis:

Preferred Stock Warrant Liability
Balance as of January 1, 2012	$963,375
Amounts acquired or issued	—
Transfers in and/or out of Level 3	—
Changes in estimated fair value	(243,000)

Balance as of December 31, 2012	720,375
Amounts acquired or issued	—
Transfers in and/or out of Level 3	—
Changes in estimated fair value	(243,000)

Balance as of December 31, 2013	$477,375

6. Investments

Marketable Securities

        Marketable securities consisted of the following as of December 31, 2013 and 2012:

	Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
December 31, 2013
U.S. government and agency	$500,066	$64	$—	$500,130
Corporate notes and bonds	10,799,073	1,964	(1,961)	10,799,076

Total marketable securities	$11,299,139	$2,028	$(1,961)	$11,299,206

December 31, 2012
U.S. government and agency	$1,400,098	$897	$—	$1,400,995
Corporate notes and bonds	15,749,861	3,653	(1,577)	15,751,937

Total marketable securities	$17,149,959	$4,550	$(1,577)	$17,152,932

        As of December 31, 2013, the Company's marketable securities had the following maturities:

	Cost Basis	Fair Value
Less than one year	$11,299,139	$11,299,206
One to five years	—	—

	$11,299,139	$11,299,206

Vitae Pharmaceuticals, Inc.

Notes to the Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

7. Notes Payable

Term Notes

Silicon Valley Bank and Oxford Finance Corp.—2011 Credit Facility

        On December 22, 2011, the Company entered into a $15 million senior secured credit facility with Silicon Valley Bank and Oxford Finance Corp. (together, the "Lenders") and drew all funds at that time. Pursuant to the terms of the loan and security agreement evidencing the credit facility, the Company made monthly payments of interest only through January 1, 2013 and, thereafter, will make monthly payments of principal and interest over the remaining 33 months of the loan. The credit facility bears interest at the rate of 8.85%. The final payment will include an additional interest payment of $300,000, which is being recognized as interest expense over the term of the note. Therefore, the effective interest rate on the loan is 9.49%. The Company may prepay the debt provided it pays certain prepayment fees.

        The loan is secured by all of the Company's assets other than intellectual property for which the Company has provided a negative pledge. The Company cannot grant a license to its intellectual property without the prior consent of the Lenders except for certain predefined situations. The loan prohibits the Company from paying dividends on its equity securities.

        In connection with the credit facility, the Company issued to Silicon Valley Bank and Oxford Financial Corp. 10-year warrants to purchase an aggregate of 29,889 shares of Series D preferred stock with an exercise price of $27.60 per share. The estimated fair value of the preferred stock warrants was $680,625 determined using the Black-Scholes option-pricing model and was recorded as a debt discount, with a corresponding credit to the preferred stock warrant liability. The debt discount is being accreted to interest expense over the term of the loan. The Company accreted $181,500 and $181,500 to interest expense for the years ended December 31, 2013 and 2012, respectively. In addition, the Company incurred and capitalized a total of $140,000 in debt issuance costs which are being amortized on a straight-line basis as additional interest expense over the expected 45-month loan term.

        The Company also issued Series D preferred stock warrants in conjunction with a credit facility that is no longer outstanding. All Series D preferred stock warrants are recorded as liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity. The preferred stock warrants are revalued at each reporting period to reflect any changes in fair value, with any gain or loss from the revaluation recorded in earnings as an adjustment to other income in the Statements of Operations. The estimated fair value of the preferred stock warrants decreased $243,000 and $243,000 for the years ended December 31, 2013 and 2012, respectively. See Note 5 for further details.

        The principal balance of the loan was $10,398,262 and $15,000,000 at December 31, 2013 and 2012, respectively.

        Aggregate maturities of all term notes are as follows (amounts exclude unamortized discount at December 31, 2013):

2014	$5,463,002
2015	4,935,260

$10,398,262

Vitae Pharmaceuticals, Inc.

Notes to the Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

8. Convertible Preferred Stock and Stockholders' Equity

Preferred Stock

        As of December 31, 2013, the Company had authorized 211,775,287 shares of preferred stock at $0.0001 par value. The shares are further designated as 675,000 shares of Series A-1 preferred stock, 16,575,000 shares of Series A-2 preferred stock, 151,812,780 shares of Series B preferred stock, 16,700,007 shares of Series C preferred stock, and 26,012,500 shares of Series D preferred stock.

        The holders of shares of Series A-2 preferred stock, Series B preferred stock, Series C preferred stock, and Series D preferred stock are entitled to receive noncumulative dividends on a pari passu basis with each other, prior and in preference to any declaration or payment of any dividend on the Series A-1 preferred stock, or common stock, at the annual rate of $1.38 per share for Series A-2 preferred stock, $0.60 per share for Series B preferred stock, $1.24 per share for Series C preferred stock, and $1.66 per share for Series D preferred stock. The holders of shares of Series A-1 preferred stock are entitled to receive dividends on a pari passu basis with each other, prior and in preference to any declaration or payment of any dividend on common stock at the annual rate of $1.24 per share.

        Dividends are payable when, as, and if declared by the Board. The holders of the outstanding Series A-2 preferred stock, Series B preferred stock, Series C preferred stock, and Series D preferred stock can waive any dividend preference upon the affirmative vote or written consent of the holders of two-thirds of the Series A-2 preferred stock, two-thirds of Series B preferred stock, 70% of Series C preferred stock, and 70% of Series D preferred stock then outstanding. The holders of the outstanding Series A-1 preferred stock can waive any dividend preference upon the affirmative vote or written consent of more than a majority of respective stock then outstanding. As of December 31, 2013, the Board has not declared any dividends.

        In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series A-2 preferred stock, Series B preferred stock, Series C preferred stock, and Series D preferred stock shall be entitled to receive on a pari passu basis with each other $23.00, $9.78, $20.70 and $27.60, respectively, for each outstanding share plus declared but unpaid dividends, prior and in preference to any distribution to the holders of Series A-1 preferred stock or common stock. Upon the completion of the distribution to the holders of Series A-2 preferred stock, Series B preferred stock, Series C preferred stock, and Series D preferred stock, the holders of Series A-1 preferred stock shall be entitled to receive $20.70 for each outstanding share plus declared but unpaid dividends, prior and in preference to any distribution to the holders of common stock. Upon the completion of the distribution to the holders of Series A-1 preferred stock, the holders of common stock shall be entitled to receive all the remaining assets of the Company on a pro rata basis.

        Each share of preferred stock shall be convertible, at the option of the holder, at any time after the date of issuance into shares of nonassessable common stock at a defined conversion ratio. At December 31, 2013, the number of shares of common stock into which one share of each series of preferred stock was convertible was as follows: the Series A-1 preferred stock, 1.00; the Series A-2 preferred stock, 1.51; the Series B preferred stock, 1.00; the Series C preferred stock, 1:00; and the Series D Preferred Stock, 1.00. Each share will automatically be converted into shares of common stock immediately upon an initial public offering yielding aggregate proceeds (net of underwriting commissions and offering expenses) to the Company of at least $35,000,000.

Vitae Pharmaceuticals, Inc.

Notes to the Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

8. Convertible Preferred Stock and Stockholders' Equity (Continued)

        The holders of each series of preferred stock shall have the right to one vote for each share of common stock on an as-converted basis. As long as at least 43,478 shares of Series A-2 preferred stock, Series B preferred stock, Series C preferred stock, and/or Series D preferred stock remain outstanding, the holders of Series A-2 preferred stock, Series B preferred stock, Series C preferred stock, and Series D preferred stock, voting as a single class on an as-converted basis, shall be entitled to elect six directors of the Company. Holders of common stock, voting as a separate class, shall be entitled to elect one director of the Company. The holders of common stock, Series A-2 preferred stock, Series B preferred stock, Series C preferred stock, and Series D preferred stock, voting together as a single class on an as-converted basis, shall be entitled to elect the remaining directors of the Company.

        The preferred stock is subject to redemption under certain "deemed liquidation" events, as defined in the Company's certificate of incorporation, and as such the preferred stock is considered contingently redeemable for financial accounting purposes. The Company has concluded that none of these events are probable during the periods presented.

Series B Preferred Stock

        On August 31, 2012, 35,805 Series B preferred stock warrants were exercised at a price of $9.775 utilizing a cashless exercise feature. The exercise resulted in the issuance of 5,370 shares of Series B preferred stock.

Common Stock

        As of December 31, 2013, the Company had authorized 312,825,000 shares of common stock at $0.0001 par value. The Company has issued 588,988 shares of common stock at prices ranging from $0.0001 to $6.90 including 306,563 and 88,328 shares of common stock issued through the exercise of options in the 2001 and 2004 Stock Plans, respectively. As of December 31, 2013, there were 588,733 shares of common stock outstanding.

Treasury Stock

        In connection with cashless employee stock option exercises for the years ended December 31, 2013 and 2012, employees tendered 896 and 5,247 shares of common stock with a fair value of $4,923 and $39,605, respectively, to the Company as consideration for the exercise price. The Company retired 8,590 and 5,086 treasury shares during the years ended December 31, 2013 and 2012, respectively. Treasury stock is recorded using the cost method. Treasury stock retirements are recorded by deducting the par value from common stock and charging the remaining excess of cost over par to accumulated deficit.

Vitae Pharmaceuticals, Inc.

Notes to the Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

8. Convertible Preferred Stock and Stockholders' Equity (Continued)

Warrants

        As of December 31, 2013, the Company had 45,468 warrants outstanding for the purchase of preferred stock at exercise prices ranging from $20.70 - $27.60. The following table summarizes the warrants outstanding and exercisable as of December 31, 2013:

Warrants to Purchase	Warrants Outstanding	Exercise Price	Expiration Date
Series C convertible preferred stock	1,449	$20.70	07/12/2016
Series D convertible preferred stock	14,130	$27.60	08/28/2018
Series D convertible preferred stock	29,889	$27.60	12/21/2021

Shares Reserved for Future Issuance

        At December 31, 2013, the Company has reserved the following shares of common stock for issuance:

Common stock options outstanding	1,291,917
Restricted stock units outstanding	391,304
Shares available for future grant	311,912
Series A-1 preferred stock	29,346
Series A-2 preferred stock	1,080,640
Series B preferred stock	6,570,106
Series C preferred stock	724,632
Series D preferred stock	1,086,956
Warrants	45,468

11,532,281

9. Employee Compensation Plans

        In November 2013, the Company's Board approved the 2013 Stock Plan (the "2013 Plan") and reserved 530,674 shares of the Company's common stock to be authorized for issuance under the 2013 Plan. Under the 2013 Plan, options to purchase common stock, restricted stock and restricted stock units may be granted to the Company's employees, nonemployee directors, and consultants providing services to the Company. As of December 31, 2013, there are 311,912 shares available for grant without restriction.

        The Company has two additional share-based compensation plans pursuant to which outstanding awards have been made, but from which no further awards can or will be made: (i) the 2001 Stock Plan (the "2001 Plan"); (ii) the 2004 Stock Plan (the "2004 Plan"). In November 2013, the Company's Board authorized a decrease and to the shares available for issuance under the 2001 Plan by 530,674 shares and the automatic transfer of shares to the 2013 Plan from the 2001 and 2004 Plans that become available due to expiry, cancellation, termination or forfeiture. Through December 31, 2013, 172,532 shares became available under the 2001 Plan and were automatically transferred to the 2013 Plan.

        The Company's policy is to issue new common shares upon the exercise of stock options, conversion of share units or purchase of restricted stock. The 2013, 2004 and 2001 Plans (collectively, the "Plans") were approved and are administered by the Company's Board or its Compensation Committee.

Vitae Pharmaceuticals, Inc.

Notes to the Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

9. Employee Compensation Plans (Continued)

Stock Options

        All options granted under the Plans were granted with exercise prices (as determined by the Board) equal to or above the fair market value of the Company's common stock on the date of grant. Options granted under the Plans vest over a time period or based on performance milestones established at the sole discretion of the Board. Vesting for time-based options generally occurs over a period of not greater than four years. All stock options expire no later than ten years from the grant date. As of December 31, 2013, the Company has 115,860 and 133,578 options that will expire during the years ending December 31, 2014 and 2015, respectively, unless exercised. Under the terms of the Plans, employees may use shares to exercise a portion of these options. Shares tendered for this purpose are valued at the fair market value as of the date the options are exercised.

        The following table summarizes stock option activity under the Plans from January 1, 2012 through December 31, 2013:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Contractual Life (in Years)	Aggregate Intrinsic Value
Outstanding, January 1, 2012	1,926,399	$3.4178		$—
Granted	4,128	$6.4998
Exercised	(22,959)	$2.3069		119,716
Expired	—	$—
Forfeited	—	$—

Outstanding, December 31, 2012	1,907,568	$3.4362
Granted	868	$4.9450
Exercised	(42,823)	$1.7664		112,583
Cancelled	(379,940)	$1.1500
Expired	(175,456)	$1.9412
Forfeited	(18,300)	$6.8724

Outstanding, December 31, 2013	1,291,917	$4.3194	4.24	$574,474

Exercisable, December 31, 2013	982,810	$3.4707	3.32	$572,616

Vested and Expected to Vest, December 31, 2013	1,253,111	$4.2366

        Stock-based compensation expense includes stock options granted on or after January 1, 2006, based on the grant-date fair value in accordance with the provisions of ASC 718. Stock-based compensation expense reflects estimated forfeitures of awards.

        The weighted average fair value of options granted during the years ended December 31, 2013 and 2012 was $3.68 and $4.83 per share, respectively. The estimated fair value of the Company's stock-based awards, less estimated forfeitures, is amortized on a ratable basis over the awards' service periods.

        The Company granted 303,583 and 181,252 performance-based stock options to employees in March 2011 and July 2007, respectively. These performance options have a 10-year life and exercise prices equal to the fair value of the Company's stock at the grant date. Vesting of these performance options is dependent on (i) meeting certain performance conditions, which relate to the Company's research and

Vitae Pharmaceuticals, Inc.

Notes to the Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

9. Employee Compensation Plans (Continued)

development progress, which were established by the Board of Directors and (ii) the passage of time subsequent to the achievement of such performance conditions. The Board of Directors determines if the performance conditions have been met. Stock-based compensation expense for these options is recorded when management estimates that the vesting of these options is probable based on the status of the Company's research and development programs and other relevant factors. Any change in these estimates will result in a cumulative adjustment in the period in which the estimate is changed, so that as of the end of a period, the cumulative compensation expense recognized for an award or grant equals the amount that would be recognized on a straight-line basis as if the current estimates had been utilized since the beginning of the service period.

        The Company uses the Black-Scholes valuation model to estimate the fair value of stock options at the grant date. The Black-Scholes valuation model requires the Company to make certain estimates and assumptions, including assumptions related to the expected price volatility of the Company's stock, the period during which the options will be outstanding, the rate of return on risk-free investments, and the expected dividend yield for the Company's stock.

        The fair values of stock options granted were calculated using the following weighted-average assumptions:

	Year Ended December 31,
	2013	2012
Weighted-average risk-free interest rate	1.42%	0.90%
Expected term of options (in years)	6.25	6.25
Expected stock price volatility	85.00%	86.16%
Expected dividend yield	0%	0%

        The weighted-average valuation assumptions were determined as follows:

  •
  Weighted-average risk-free interest rate: The Company bases the risk-free interest rate on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the assumed expected option term.
  •
  Expected term of options: The expected term of options represents the period of time options are expected to be outstanding. The expected term of the options granted is derived from the "simplified" method as described in Staff Accounting Bulletin ("SAB") 107 relating to ASC 718.
  •
  Expected stock price volatility: The expected volatility is based on historical volatilities of similar entities within the Company's industry which were commensurate with the Company's expected term assumption as described in SAB 107.
  •
  Expected dividends yield: The estimate for annual dividends is $0.00, because the Company has not historically paid, and does not expect for the foreseeable future to pay, a dividend.
  •
  Estimated forfeiture rate: The Company's estimated annual forfeiture rate on stock option grants is based on the historical forfeiture experience of various employee groups.

        The total cash received from employees as a result of employee stock option exercises during the years ended December 31, 2013 and 2012 was $70,762 and $13,357, respectively.

Vitae Pharmaceuticals, Inc.

Notes to the Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

9. Employee Compensation Plans (Continued)

        As of December 31, 2013, there was $24,397 of total unrecognized compensation expense, excluding performance-based stock options that have not been deemed probable, net of estimated forfeitures, related to unvested options granted under the Stock Plans. That expense is expected to be recognized as follows:

Year ending December 31,
2014	$13,493
2015	7,043
2016	3,572
2017	289

$24,397

        As of December 31, 2013, 181,252 of the performance-based stock options have been deemed probable and stock-based compensation expense recorded ratably over the completed service period associated with each performance condition. The aggregate estimated fair value of options for which the satisfaction of the related-performance conditions have not been deemed probable is $1,487,705 as of December 31, 2013.

        Subsequent to December 31, 2013 through the date of the issuance of these financial statements, the Company granted 344,008 stock options to certain employees and members of the board of directors at exercise prices ranging from $3.68 to $5.29 per share.

Restricted Stock Units

        During 2013, the Company awarded a performance-based Restricted Stock Unit ("RSU") covering 391,304 shares of common stock from the 2013 Plan. An RSU award entitles the holder to receive shares of the Company's common stock as the award vests. The performance-based RSU awarded in 2013 vests contingent upon the achievement of pre-determined performance-based milestones. Stock-based compensation expense is recognized when it is deemed probable that the performance-based goal will be met. The Board or its compensation committee determines if the performance conditions have been met. As of December 31, 2013, performance-based milestones on the RSU awarded in 2013 was not deemed probable. The fair value of the RSU is based on the fair market value of the Company's common stock on the date of grant. As of December 31, 2013, there was $1,440,000 of total unrecognized compensation expense related to the non-vested performance-based RSU awarded in 2013. The grant-date fair value of the RSU awarded during 2013 was $3.68.

10. Collaborative Research Agreements

Boehringer Ingelheim

Beta-site Amyloid Precursor Protein-cleaving Enzyme 1 (BACE) Inhibitors

        In June 2009, the Company entered into a Research Collaboration and License Agreement (the "BACE Agreement") with Boehringer Ingelheim International GmbH ("BI") pursuant to which BI is responsible for the development and commercialization of BACE inhibitors for the treatment of Alzheimer's Disease and other forms of dementia.

Vitae Pharmaceuticals, Inc.

Notes to the Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

10. Collaborative Research Agreements (Continued)

        Under the BACE Agreement, the Company was obligated to provide 12 full-time-equivalent employees ("FTEs") per month for a period of 36 months to provide research services. Under the terms of the BACE Agreement, the Company received an upfront, license fee of $15,000,000. This payment was initially recorded to deferred revenue. In addition, under the BACE Agreement, BI was required to make payments for each quarter during the 36-month funded research period of $1,020,000 for a total of $12,240,000. The license fee and the research collaboration fee were being recognized as revenue over the 36-month funded research period commencing June 2009 and continuing through June 2012, which was determined to be the Company's period of substantial involvement under the BACE Agreement. In April 2012, the initial research term was extended for an additional year through June 2013 and BI paid the Company an additional $2,960,000 for the research contributions over the 12-month extension period ($740,000 per quarter). During the extension period the Company was obligated to provide eight FTE's per month. The additional payment of $2,960,000 was recognized ratably over the extension period through June 2013. The revenue recognition period for the nonrefundable license fee was also extended on a prospective basis through June 2013.

        In December 2012, the Company amended the BACE Agreement to expand the Core Indication definition to include diabetes and metabolic disease. Under the terms of the amendment, Vitae received an upfront fee of $4,000,000. In accordance with the amendment, the Company is obligated to provide 12 months of research services commencing July 2013 with such services to be completed no later than June 30, 2014. In accordance with ASU 2009-13, the Company has determined that the amendment is considered a new arrangement and not a material modification to the original agreement. The Company has evaluated whether there is stand-alone value for the delivered items and determined that the delivered items did not have stand-alone value due to the fact that the program was in early preclinical development and required the Company's experience to advance development of the product. As such, the Company determined that the agreement should be accounted for as a single unit of accounting. Revenue relating to the upfront payment is being recognized over the period in which future research contributions are delivered through June 30, 2014.

        For the years ended December 31, 2013 and 2012, the Company earned $18,000,000 and $9,000,000, respectively, for the achievement of substantive development milestones. The Company has earned $29,000,000 in development milestones since the inception of the BACE Agreement and, as of December 31, 2013, was eligible to receive up to $327,000,000 in additional milestone payments based on the achievement of pre-specified events, including up to $57,000,000 in development milestones, up to $120,000,000 in regulatory milestones and up to $150,000,000 in commercialization milestones. The preceding milestones are payable upon the first occurrence of any product to meet the contractual requirements. The Company is also eligible to receive 50% of the aforementioned milestone payments for any subsequent products and for any additional indications of a product to achieve those milestones.

Vitae Pharmaceuticals, Inc.

Notes to the Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

10. Collaborative Research Agreements (Continued)

        At December 31, 2012, the $8,740,000 of accounts receivable related to a milestone of $8,000,000 and $740,000 of quarterly research funding earned under the BACE Agreement. The amount was collected in January 2013.

11b HSD1 Inhibitors

        In October 2007, the Company entered into a Research Collaboration and License Agreement with BI pursuant to which BI is responsible for the development and commercialization of 11b HSD1 inhibitors for diabetes (the "11b Agreement").

        The funded research period under the 11b Agreement for which the Company was required to provide research services ended in December 2009. For the years ended December 31, 2013 and 2012, the Company earned $0 and $7,000,000, respectively, for the achievement of substantive development milestones. The Company has earned $37,000,000 in development milestones since the inception of the 11b Agreement and, as of December 31, 2013, was eligible to receive up to $278,000,000 in additional milestone payments based on the achievement of pre-specified events, including up to $48,000,000 in development milestones, up to $105,000,000 in regulatory milestones and up to $125,000,000 in commercialization milestones. The preceding milestones are payable upon the first occurrence of any product to meet the contractual requirements. The Company is also eligible to receive 50% of the aforementioned milestone payments for any subsequent products and for any additional indications of a product to achieve those milestones.

        The Company has the right, subject to the approval of the joint steering committee established pursuant to the 11b Agreement to develop and commercialize certain 11b HSD1 inhibitors for indications other than those considered part of metabolic syndrome or reduction of cardiovascular events.

11. Income Taxes

        Since its inception, the Company has never recorded a provision or benefit for federal or state income taxes.

        During March 2013, the Company sold $91,729 of Pennsylvania research and development tax credits. The Company received $84,391 in cash and the net amount was recorded in other income in the Statement of Operations for the year ended December 31, 2013.

        The Company adopted ASC 740-10, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, on January 1, 2009. The Company has analyzed tax positions in all jurisdictions where it is required to file an income tax return and has concluded that the Company does not have any material unrecognized tax benefits. As a result, there were no material effects on the Company's financial position or results of operations due to the implementation of ASC 740-10. As of December 31, 2013 and 2012, the Company has recognized a valuation allowance to the full extent of its deferred tax assets since the likelihood of realization of the benefit cannot be determined. The Company believes that any of its uncertain tax positions would not result in adjustments to its effective income tax rate because likely corresponding adjustments to deferred tax assets would be offset by adjustments to recorded valuation allowances. The Company has filed U.S. federal income tax returns as well as returns for various state jurisdictions. The Company's income taxes for 2004 and 2005 were previously audited by the Internal

Vitae Pharmaceuticals, Inc.

Notes to the Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

11. Income Taxes (Continued)

Revenue Service. Because of the Company's net operating loss position, all other income tax returns filed by the Company are subject to examination by taxing jurisdictions.

        The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits within the provision for income taxes on the statement of comprehensive income (loss). As of the date of adoption of ASC 740-10, the Company did not have interest or penalties accrued for any unrecognized tax benefits and there was no interest expense recognized for the years ended December 31, 2013 and 2012.

        The reconciliation of the income tax benefit computed at statutory rates to the Company's recorded tax benefit is as follows:

	Year Ended December 31,
	2013	2012
Federal income tax (benefit), statutory rates	$406,664	$78,080
State income tax, net of federal benefit	109,786	50,876
Research and development tax credits	(1,140,768)	(58,079)
Other	185,519	196,763

Income tax (benefit) expense	(438,799)	267,640
Valuation allowance	438,799	(267,640)

Income tax benefit	$—	$—

        The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities are as follows:

	December 31,
	2013	2012
Long-term deferred tax assets:
Net operating loss carryforwards (federal and state)	$27,545,207	$26,730,300
Research and development tax credits	5,286,077	4,145,308
Property and equipment	989,923	1,010,821
Other accruals	92,476	95,929
Deferred revenue	—	84,519
Impairment of cost method investments	1,499,352	1,499,352
Capitalized research	14,104,291	15,512,298

Total gross long-term deferred tax assets	49,517,326	49,078,527
Less valuation allowance	(49,517,326)	(49,078,527)

	$—	$—

        At December 31, 2013, the Company had a federal net operating loss carryforward of approximately $66,382,000 to offset future federal taxable income. Federal net operating loss and research and development tax credit carryforwards begin to expire in 2024 and 2021, respectively. At December 31, 2013 and 2012, the Company recorded a deferred tax asset of approximately $49,517,000 and $49,079,000, respectively, arising from the carryforward of the net operating losses and deferred expenses. During the

Vitae Pharmaceuticals, Inc.

Notes to the Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

11. Income Taxes (Continued)

year ended December 31, 2013, the Company revised its estimate of federal Research and Development ("R&D") Tax Credits available for the years 2003 through 2012. As a result, federal R&D Tax Credits were reduced by approximately $929,000 for the year ended December 31, 2012. The Company recorded a valuation allowance of the same amount against the deferred tax asset at December 31, 2013 and 2012, as the realization of the asset is not assured.

        The 2012 federal R&D Tax Credit was retroactively extended to January 1, 2012 by the enactment of the American Taxpayer Relief Act in 2013. The tax benefit of the 2012 R&D Tax Credit was reflected in 2013 due to enactment of the law after December 31, 2012. The Company reported $528,000 in federal R&D Tax Credits on its 2012 federal income tax return.

        The timing and manner in which the Company can utilize its net operating loss carryforward and future tax deductions in any year may be limited by provisions of the Internal Revenue Code regarding changes in ownership of corporations. Such limitation may have an impact on the ultimate timing and realization of the Company's carryforwards and future tax deductions.

12. Related Party Transactions

        A member of the Company's Board is a partner/founder of a law firm that provided various legal services to the Company. The Company has incurred costs of $267,000 and $26,000 for the years ended December 31, 2013 and 2012, respectively. Additionally, $209,000 and $1,000 was due to the related party as of December 31, 2013 and 2012, respectively. BI, the Company's collaborative research partner (Note 10), is an affiliate of a stockholder in the Company.

13. Commitments and Contingencies

        The Company currently leases office space pursuant to a noncancelable operating lease that will expire in January 2018. The Company has the right to extend the lease for one additional period of five years at fixed escalation amounts. In addition, the Company leases certain office equipment under operating leases. Rental expense under these leases was approximately $781,000 and $742,000 for the years ended December 31, 2013 and 2012, respectively. The following is a schedule by year of future minimum rental payments required under the noncancelable leases as of December 31, 2013:

2014	$778,226
2015	789,717
2016	805,512
2017	821,622
2018	68,581

Total minimum future rental payments	$3,263,658

14. Subsequent Events

        The Company has completed an evaluation of all subsequent events through June 27, 2014, the date on which these financial statements were available to be issued, to ensure that these financial statements include appropriate disclosure of events both recognized in the financial statements as of December 31,

Vitae Pharmaceuticals, Inc.

Notes to the Financial Statements (Continued)

For the Years Ended December 31, 2013 and 2012

14. Subsequent Events (Continued)

2013 and events which occurred subsequently but were not recognized in the financial statements. The Company has concluded that no subsequent events have occurred that require disclosure, except as disclosed within these financial statements.

15. Reverse Stock Split

        In connection with preparing for an initial public offering, the Company's board of directors and stockholders approved a 1-for-23 reverse stock split of the Company's preferred and common stock. The reverse split became effective on September 8, 2014. All preferred share, common share and per share amounts in the financial statements and notes have been retroactively adjusted to give effect to the reverse stock split, including reclassifying an amount equal to the reduction in aggregate par value of common stock to additional paid-in capital.

Vitae Pharmaceuticals, Inc.

Condensed Balance Sheets

	As of
	June 30, 2014	December 31, 2013	Pro Forma June 30, 2014
	(unaudited)		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$8,718,199	$21,155,247	$8,718,199
Marketable securities, available-for-sale	9,422,358	11,299,206	9,422,358
Prepaid expenses and other current assets	780,239	968,342	780,239

Total current assets	18,920,796	33,422,795	18,920,796
Cash—restricted	200,000	200,000	200,000
Deferred offering costs	1,009,505	—	1,009,505
Property and equipment, net	423,409	377,996	423,409
Other assets	8,296	26,963	8,296

Total assets	$20,562,006	$34,027,754	$20,562,006

Liabilities, convertible preferred stock and stockholders' (deficit) equity
Current liabilities:
Notes payable—current portion	$5,527,741	$5,281,502	$5,527,741
Accounts payable	996,945	458,511	996,945
Accrued expenses	2,307,764	1,700,719	2,307,764
Interest payable	56,986	76,687	56,986
Deferred revenue	—	2,000,000	—

Total current liabilities	8,889,436	9,517,419	8,889,436
Deferred rent and lease incentives	84,891	90,782	84,891
Notes payable	1,977,389	4,804,176	1,977,389
Interest payable	202,222	162,222	202,222
Preferred stock warrant liability	301,625	477,375	301,625

Total liabilities	11,455,563	15,051,974	11,455,563

Commitments and contingencies
Convertible preferred stock:
Convertible Series A-1 preferred stock, $0.0001 par value, 675,000 shares authorized, 29,346 shares issued and outstanding at June 30, 2014 and December 31, 2013, liquidation preference of $607,500 at June 30, 2014 and no shares issued and outstanding at June 30, 2014, pro forma	675,000	675,000	—
Convertible Series A-2 preferred stock, $0.0001 par value, 16,575,000 shares authorized at June 30, 2014, 717,379 shares issued and outstanding at June 30, 2014 and December 31, 2013, liquidation preference of $16,500,000 at June 30, 2014 and no shares issued and outstanding at June 30, 2014, pro forma	16,379,250	16,379,250	—
Convertible Series B preferred stock, $0.0001 par value, 151,812,780 shares authorized at June 30, 2014, 6,570,106 shares issued and outstanding at June 30, 2014 and December 31, 2013, liquidation preference of $64,222,931 at June 30, 2014 and no shares issued and outstanding at June 30, 2014, pro forma	63,964,035	63,964,035	—
Convertible Series C preferred stock, $0.0001 par value, 16,700,007 shares authorized, 724,632 shares issued and outstanding at June 30, 2014 and December 31, 2013, liquidation preference of $15,000,006 at June 30, 2014 and no shares issued and outstanding at June 30, 2014, pro forma	14,936,553	14,936,553	—
Convertible Series D preferred stock, $0.0001 par value, 26,012,500 shares authorized, 1,086,956 shares issued and outstanding at June 30, 2014 and December 31, 2013, liquidation preference of $30,000,000 at June 30, 2014 and no shares issued and outstanding at June 30, 2014, pro forma	29,915,093	29,915,093	—
Stockholders' (deficit) equity:
Common stock, $0.0001 par value, 312,825,000 shares authorized at June 30, 2014 and December 31, 2013, 613,403 and 588,988 shares issued and 613,403 and 588,733 shares outstanding at June 30, 2014 and December 31, 2013, respectively, and 150,000,000 shares authorized and 10,496,387 issued and outstanding at June 30, 2014, pro forma	61	59	1,050
Additional paid in capital	4,133,546	3,983,222	131,442,488
Treasury stock	—	(938)	—
Accumulated comprehensive (loss) income	(545)	67	(545)
Accumulated deficit	(120,896,550)	(110,876,561)	(122,336,550)

Total stockholders' (deficit) equity	(116,763,488)	(106,894,151)	9,106,443

Total liabilities, convertible preferred stock and stockholders' (deficit) equity	$20,562,006	$34,027,754	$20,562,006

The accompanying notes are an integral part of these unaudited condensed financial statements.

Vitae Pharmaceuticals, Inc.

Unaudited Condensed Statements of Operations

	For The Six Months Ended June 30,
	2014	2013
Collaborative revenues	$2,328,947	$1,962,298
Operating expenses:
Research and development	9,425,258	7,584,627
General and administrative	2,628,291	2,679,783

Total operating expenses	12,053,549	10,264,410

Loss from operations	(9,724,602)	(8,302,112)
Other (expenses) income:
Other income	217,774	303,891
Interest income	28,815	43,106
Interest expense	(541,037)	(768,215)

Total other (expenses) income	(294,448)	(421,218)

Net loss	$(10,019,050)	$(8,723,330)

Per share information:
Net loss per common share:
Basic	$(16.74)	$(15.81)
Diluted	$(16.74)	$(15.81)
Weighted-average number of common shares:
Basic	598,567	551,910
Diluted	598,567	551,910
Unaudited pro forma net loss per common share:
Basic	$(0.96)

Diluted	$(0.96)

Unaudited pro forma weighted-average number of common shares:
Basic	10,481,551

Diluted	10,481,551

The accompanying notes are an integral part of these unaudited condensed financial statements.

Vitae Pharmaceuticals, Inc.

Unaudited Condensed Statements of Comprehensive Loss

	For The Six Months Ended June 30,
	2014	2013
Net loss	$(10,019,050)	$(8,723,330)
Other comprehensive (loss) income:
Unrealized losses on marketable securities	(612)	(9,249)

Comprehensive loss	$(10,019,662)	$(8,732,579)

The accompanying notes are an integral part of these unaudited condensed financial statements.

Vitae Pharmaceuticals, Inc.

Unaudited Condensed Statements of Cash Flows

	Six Months Ended June 30,
	2014	2013
Operating activities:
Net loss	$(10,019,050)	$(8,723,330)
Adjustment to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	102,162	114,070
Stock-based compensation	112,058	57,014
Deferred rent and lease incentives	572	(5,156)
Amortization of deferred financing fees	109,417	109,417
Revaluation of preferred stock warrant liability	(175,750)	(219,500)
(Gain) loss on disposal of equipment	(2,500)	67
Changes in assets and liabilities:
Accounts receivable	—	8,740,000
Prepaid expenses and other current assets	188,102	18,019
Accounts payable and accrued expenses	223,695	537,725
Deferred revenue	(2,000,000)	3,056,307
Interest payable	20,299	24,913

Net cash (used in) provided by operating activities	(11,440,995)	3,709,546

Investing activities:
Purchases of property and equipment	(126,981)	(140,741)
Proceeds from disposal of equipment	2,500	700
Purchases of investments	(13,367,685)	(18,494,433)
Sales of investments	15,243,922	17,042,000

Net cash provided by (used in) investing activities	1,751,756	(1,592,474)

Financing activities:
Principal payments under debt facilities	(2,671,298)	(2,045,653)
Payment of deferred offering costs	(114,779)	—
Restricted cash	—	250,000
Proceeds from the issuance of common stock, net of repurchases	38,268	36,360

Net cash used in financing activities	(2,747,809)	(1,759,293)

Net (decrease) increase in cash and cash equivalents	(12,437,048)	357,779
Cash and cash equivalents at beginning of period	21,155,247	7,629,143

Cash and cash equivalents at end of period	$8,718,199	$7,986,922

Supplemental disclosures of cash flow information:
Cash paid for interest	$411,321	$633,885

The accompanying notes are an integral part of these unaudited condensed financial statements.

Vitae Pharmaceuticals, Inc.

Notes to Unaudited Condensed Financial Statements

As of June 30, 2014 and December 31, 2013 and
for the Six Months Ended June 30, 2014 and 2013

1. Organization

        Vitae Pharmaceuticals, Inc. ("Vitae" or the "Company") is a clinical-stage biotechnology company focused on discovering and developing novel, small molecule drugs for diseases that represent large market opportunities where there are significant unmet medical needs. The Company is developing a robust and growing portfolio of novel product candidates internally generated by Contour®, its proprietary structure-based drug discovery platform. The Company has two partnered product candidates in the clinic and several wholly-owned drug candidates in preclinical development.

        The Company's most advanced product candidates include VTP-34072, which is in a Phase 2a clinical trial for the treatment of type 2 diabetes, and VTP-37948, which is in Phase 1 clinical trials for Alzheimer's disease ("Alzheimer's"). Both products are being developed under separate collaborations with Boehringer Ingelheim GmbH ("BI"), which has provided the Company with an aggregate of $122 million in non-equity funding as of June 30, 2014, including upfront license fees, research funding and success-based milestones.

        The Company has several wholly-owned product candidates advancing in preclinical development, including VTP-43742 for the treatment of autoimmune disorders, VTP-38443 for the treatment of acute coronary syndrome, and VTP-38543 for the treatment of atopic dermatitis. The Company intends to advance and retain rights to these and other programs and product candidates that the Company believes it can develop and commercialize, and to strategically partner where doing so can accelerate the program and generate non-dilutive capital for Vitae.

        Vitae is currently dedicating its resources to advance its growing portfolio of product candidates, establish late-stage development and commercialization capabilities for certain of the Company's product candidates in the U.S. and potentially other markets, selectively collaborate with large biotechnology and pharmaceutical companies to maximize the value of our product candidates, leverage Contour to rapidly discover novel small molecule product candidates for additional validated, difficult-to-drug targets, and continue investing in technology, people and intellectual property.

        The Company is financed by venture capital and corporate investors and is headquartered in Fort Washington, Pennsylvania.

        The Company has an accumulated deficit as of June 30, 2014 of approximately $120.9 million and will require substantial additional capital for research and product development. The future success of the Company is dependent on its ability to develop its product candidates and ultimately upon its ability to attain profitable operations. The Company is subject to a number of risks similar to other life sciences companies, including, but not limited to, successful discovery and development of its drug candidates, raising additional capital, development by its competitors of new technological innovations, protection of proprietary technology and market acceptance of the Company's products.

2. Summary of Significant Accounting Policies and Basis of Accounting

        The unaudited condensed financial statements are prepared in conformity with U.S. GAAP for interim financial information. Certain information and footnotes normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission.

Vitae Pharmaceuticals, Inc.

Notes to Unaudited Condensed Financial Statements (Continued)

As of June 30, 2014 and December 31, 2013 and
for the Six Months Ended June 30, 2014 and 2013

2. Summary of Significant Accounting Policies and Basis of Accounting (Continued)

Unaudited Interim Financial Information

        The accompanying condensed balance sheet as of June 30, 2014, condensed statements of operations and comprehensive loss and condensed statements of cash flows for the six months ended June 30, 2014 and 2013 are unaudited. The interim unaudited condensed financial statements have been prepared on the same basis as the annual audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company's financial position as of June 30, 2014 and the results of its operations, its comprehensive loss and its cash flows for the six months ended June 30, 2014 and 2013. The results for the six months ended June 30, 2014 are not necessarily indicative of results to be expected for the year ending December 31, 2014, any other interim periods, or any future year or period.

Unaudited Pro Forma Information

        In March 2014, the Company's board of directors (the "Board") authorized management of the Company to pursue the filing of a registration statement with the Securities and Exchange Commission ("SEC") for the Company to sell shares of its common stock to the public in an initial public offering ("IPO"). The unaudited pro forma balance sheet information as of June 30, 2014 assumes the conversion of all outstanding shares of the Company's preferred stock, which convert automatically upon the closing of the IPO, as of that date into 9,491,680 shares of common stock and the issuance of 391,304 shares of common stock in connection with the vesting and settlement of an outstanding Restricted Stock Unit (RSU) that vests automatically upon the closing of the IPO. The pro forma adjustment for the vesting of the RSU gives effect to the stock-based compensation associated with the RSU that the Company expects to record on the date of the IPO of approximately $1.4 million, which was recorded as a reduction to accumulated deficit and an increase to additional paid-in capital. The unaudited pro forma net loss per share is computed using the weighted-average number of common shares outstanding and gives effect to the conversion of all outstanding shares of the Company's preferred stock as of that date into 9,491,680 shares of common stock and the issuance of 391,304 shares of common stock in connection with the vesting and settlement of an outstanding RSU as if they had occurred at January 1, 2014. Upon conversion of the convertible preferred stock into shares of the Company's common stock in the event of an IPO, the holders of the convertible preferred stock are not entitled to receive undeclared dividends. Accordingly, the impact of the cumulative preferred stock dividends has been excluded from the determination of net loss per share. Stock-based compensation expense associated with vesting of the RSU that will occur upon the closing of the IPO is also excluded from this pro forma presentation.

Fair Value of Financial Instruments

        At June 30, 2014 and December 31, 2013, the Company's financial instruments included cash and cash equivalents, restricted cash, marketable securities, accounts payable, accrued expenses, notes payable and a preferred stock warrant liability. The carrying amounts reported in the Company's financial statements for cash and cash equivalents, restricted cash, accounts payable and accrued expenses approximates their respective fair values because of the short-term nature of these accounts. The Company's short- and long-term marketable securities are carried at fair value based on quoted market prices and other observable inputs. Notes payable approximates fair value because the interest rate is reflective of the rate

Vitae Pharmaceuticals, Inc.

Notes to Unaudited Condensed Financial Statements (Continued)

As of June 30, 2014 and December 31, 2013 and
for the Six Months Ended June 30, 2014 and 2013

2. Summary of Significant Accounting Policies and Basis of Accounting (Continued)

the Company could obtain on debt with similar terms and conditions. The carrying value of the preferred stock warrant liability is the estimated fair value of the liability (Note 5). The Company has evaluated the estimated fair value of financial instruments using available market information and management's estimates. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts.

Deferred Offering Costs

        Deferred offering costs as of June 30, 2014, consisting of legal, accounting, and printing fees, were capitalized. The Company capitalized $1.0 million of deferred offering costs as of June 30, 2014.

Significant Accounting Policies

        The Company's significant accounting policies are disclosed in the audited financial statements for the year ended December 31, 2013 included elsewhere in this prospectus. Since the date of those financial statements, there have been no changes to the Company's significant accounting policies.

3. Net Loss Per Common Share

        The following table sets forth the computation of basic and diluted net income loss per common share for the periods indicated:

	Six months ended June 30,
	2014	2013
Basic and diluted net loss per common share calculation:
Net loss attributable to common stockholders	$(10,019,050)	$(8,723,330)

Weighted average common shares outstanding	598,567	551,910

Net loss per share of common stock—basic and diluted	$(16.74)	$(15.81)

        The following outstanding securities at June 30, 2014 and 2013 have been excluded from the computation of diluted weighted shares outstanding, as they would have been anti-dilutive:

	June 30,
	2014	2013
Stock options	1,532,603	1,883,653
Restricted stock units	391,304	—
Warrants	45,468	45,900
Convertible preferred stock	9,491,680	9,491,680

Total	11,461,055	11,421,233

Vitae Pharmaceuticals, Inc.

Notes to Unaudited Condensed Financial Statements (Continued)

As of June 30, 2014 and December 31, 2013 and
for the Six Months Ended June 30, 2014 and 2013

4. Accrued Expenses

        At June 30, 2014 and December 31, 2013, accrued expenses consisted of the following:

	2014	2013
Payroll and related costs	735,293	1,099,210
Research and development related costs	542,220	74,260
Offering costs	730,156	—
Legal and accounting related costs	84,009	341,901
Other	216,086	185,348

Total	2,307,764	1,700,719

5. Fair Value Measurements

        The Company measures certain assets and liabilities at fair value in accordance with ASC 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (the "exit price") in an orderly transaction between market participants at the measurement date. The standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. In determining fair value, the Company maximizes the use of quoted prices and observable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of us. The fair value hierarchy is broken down into three levels based on the source of inputs as follows:

  •
  Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities.
  •
  Level 2—Valuations based on observable inputs and quoted prices in active markets for similar assets and liabilities.
  •
  Level 3—Valuations based on inputs that are unobservable and models that are significant to the overall fair value measurement.

        The Company's Level 1 assets include money market funds, certificates of deposit ("CD"), and U.S. Treasury notes. Level 2 assets include U.S. government agency securities and corporate debt securities.

Vitae Pharmaceuticals, Inc.

Notes to Unaudited Condensed Financial Statements (Continued)

As of June 30, 2014 and December 31, 2013 and
for the Six Months Ended June 30, 2014 and 2013

5. Fair Value Measurements (Continued)

The following fair value hierarchy tables present information about each major category of financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2014 and December 31, 2013:

	Fair Value Measurements as of June 30, 2014 Using
	Level 1	Level 2	Level 3	Balance as of June 30, 2014
Assets
Money market funds	$8,434,149	$—	$—	$8,434,149
Cash-restricted, CD	200,000	—	—	200,000
Marketable securities, available-for-sale	—	9,422,358	—	9,422,358

Total assets	$8,634,149	$9,422,358	$—	$18,056,507

Liabilities
Preferred stock warrant liability	$—	$—	$301,625	$301,625

Total liabilities	$—	$—	$301,625	$301,625

	Fair Value Measurements as of December 31, 2013 Using
	Level 1	Level 2	Level 3	Balance as of December 31, 2013
Assets
Money market funds	$18,512,463	$—	$—	$18,512,463
Cash-restricted, CD	200,000	—	—	200,000
Marketable securities, available-for-sale	—	11,299,206	—	11,299,206

Total assets	$18,712,463	$11,299,206	$—	$30,011,669

Liabilities
Preferred stock warrant liability	$—	$—	$477,375	$477,375

Total liabilities	$—	$—	$477,375	$477,375

        Preferred stock warrants are exercisable by the holder for shares of the Company's Series C and Series D preferred stock. The fair value of the warrants on the date of issuance and on each re-measurement date of those warrants classified as liabilities is estimated using the Black-Scholes option pricing model using the following assumptions: contractual life according to the remaining terms of the warrants, no dividend yield, weighted average volatility of 83% and weighted average fair value of the underlying instruments of $11.73 and $16.33, and weighted average risk-free interest rate of 1.89% and 2.68%, at June 30, 2014 and December 31, 2013, respectively. For this liability, the Company developed its own assumptions that do not have observable inputs or available market data to support the fair value. This method of valuation involves using inputs such as the fair value of the Company's various classes of preferred stock, stock price volatility, the contractual term of the warrants, risk free interest rates and dividend yields. Due to the nature of these inputs, the valuation of the warrants is considered a Level 3

Vitae Pharmaceuticals, Inc.

Notes to Unaudited Condensed Financial Statements (Continued)

As of June 30, 2014 and December 31, 2013 and
for the Six Months Ended June 30, 2014 and 2013

5. Fair Value Measurements (Continued)

measurement. The Company accounts for its convertible preferred stock warrants as liabilities in accordance with the guidance for accounting for certain financial instruments with characteristics of both liabilities and equity as the warrants entitle the holder to purchase preferred stock that is considered contingently redeemable. The warrant liability is recorded on its own line item on the Company's Condensed Balance Sheets. The warrant liability is marked-to-market each reporting period with the change in fair value recorded in the Condensed Statement of Operations until the warrants are exercised, expire or other facts and circumstances lead the warrant liability to be reclassified as an equity instrument. The estimated fair value of the preferred stock warrants decreased $175,750 for the six months ended June 30, 2014.

        The table below sets forth a summary of changes in fair value of the Company's Level 3 financial instruments measured on a recurring basis:

Preferred Stock Warrant Liability
Balance as of January 1, 2013	$720,375
Amounts acquired or issued	—
Transfers in and/or out of Level 3	—
Changes in estimated fair value	(219,500)

Balance as of June 30, 2013	$500,875

Balance as of January 1, 2014	$477,375
Amounts acquired or issued	—
Transfers in and/or out of Level 3	—
Changes in estimated fair value	(175,750)

Balance as of June 30, 2014	$301,625

6. Investments

Marketable Securities

        Marketable securities consisted of the following as of June 30, 2014 and December 31, 2013:

	Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
June 30, 2014
Corporate notes and bonds	$9,422,624	$511	$(777)	$9,422,358

Total marketable securities	$9,422,624	$511	$(777)	$9,422,358

December 31, 2013
U.S. government and agency	$500,066	$64	$—	$500,130
Corporate notes and bonds	10,799,073	1,964	(1,961)	10,799,076

Total marketable securities	$11,299,139	$2,028	$(1,961)	$11,299,206

Vitae Pharmaceuticals, Inc.

Notes to Unaudited Condensed Financial Statements (Continued)

As of June 30, 2014 and December 31, 2013 and
for the Six Months Ended June 30, 2014 and 2013

6. Investments (Continued)

        As of June 30, 2014, the Company's marketable securities had the following maturities:

	Cost Basis	Fair Value
Less than one year	$9,422,624	$9,422,358
One to five years	—	—

	$9,422,624	$9,422,358

7. Notes Payable

Term Notes

Silicon Valley Bank and Oxford Finance Corp.—2011 Credit Facility

        On December 22, 2011, the Company entered into a $15 million senior secured credit facility with Silicon Valley Bank and Oxford Finance Corp. (together, the "Lenders") and drew all funds at that time. Pursuant to the terms of the loan and security agreement evidencing the credit facility, the Company made monthly payments of interest only through January 1, 2013 and, thereafter, will make monthly payments of principal and interest over the remaining 33 months of the loan. The credit facility bears interest at the rate of 8.85%. The final payment will include an additional interest payment of $300,000, which is being recognized as interest expense over the term of the note. Therefore, the effective interest rate on the loan is 9.49%. The Company may prepay the debt provided it pays certain prepayment fees.

        The loan is secured by all of the Company's assets other than intellectual property for which the Company has provided a negative pledge. The Company cannot grant a license to its intellectual property without the prior consent of the Lenders except for certain predefined situations. The loan prohibits the Company from paying dividends on its equity securities.

        In connection with the credit facility, the Company issued to Silicon Valley Bank and Oxford Financial Corp. 10-year warrants to purchase an aggregate of 29,889 shares of Series D preferred stock with an exercise price of $27.60 per share. The estimated fair value of the preferred stock warrants was $680,625 determined using the Black-Scholes option pricing model and was recorded as a debt discount, with a corresponding credit to the preferred stock warrant liability. The debt discount is being accreted to interest expense over the term of the loan. The Company accreted $90,750 to interest expense for the six months ended June 30, 2014 and 2013, respectively. In addition, the Company incurred and capitalized a total of $140,000 in debt issuance costs which are being amortized on a straight-line basis as additional interest expense over the expected 45-month loan term.

        The Company also issued Series D preferred stock warrants in conjunction with a credit facility that is no longer outstanding. All Series D preferred stock warrants are recorded as liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity. The preferred stock warrants are revalued at each reporting period to reflect any changes in fair value, with any gain or loss from the revaluation recorded in earnings as an adjustment to other income in the Condensed Statements of Operations. The estimated fair value of the preferred stock warrants decreased $175,750 and $219,500 for the six months ended June 30, 2014 and 2013, respectively. See Note 5 for further details.

Vitae Pharmaceuticals, Inc.

Notes to Unaudited Condensed Financial Statements (Continued)

As of June 30, 2014 and December 31, 2013 and
for the Six Months Ended June 30, 2014 and 2013

7. Notes Payable (Continued)

        The principal balance of the loan was $7,726,964 and $10,398,262 at June 30, 2014 and December 31, 2013, respectively.

        Aggregate maturities of all term notes are as follows (amounts exclude unamortized discount at June 30, 2014):

2014	$5,709,241
2015	2,017,723

$7,726,964

8. Convertible Preferred Stock and Stockholders' Equity

Preferred Stock

        As of June 30, 2014, the Company had authorized 211,775,287 shares of preferred stock at $0.0001 par value. The shares are further designated as 675,000 shares of Series A-1 preferred stock, 16,575,000 shares of Series A-2 preferred stock, 151,812,780 shares of Series B preferred stock, 16,700,007 shares of Series C preferred stock, and 26,012,500 shares of Series D preferred stock.

        The holders of shares of Series A-2 preferred stock, Series B preferred stock, Series C preferred stock, and Series D preferred stock are entitled to receive noncumulative dividends on a pari passu basis with each other, prior and in preference to any declaration or payment of any dividend on the Series A-1 preferred stock, or common stock, at the annual rate of $1.38 per share for Series A-2 preferred stock, $0.60 per share for Series B preferred stock, $1.24 per share for Series C preferred stock, and $1.66 per share for Series D preferred stock. The holders of shares of Series A-1 preferred stock are entitled to receive dividends on a pari passu basis with each other, prior and in preference to any declaration or payment of any dividend on common stock at the annual rate of $1.24 per share.

        Dividends are payable when, as, and if declared by the Board. The holders of the outstanding Series A-2 preferred stock, Series B preferred stock, Series C preferred stock, and Series D preferred stock can waive any dividend preference upon the affirmative vote or written consent of the holders of two-thirds of the Series A-2 preferred stock, two-thirds of Series B preferred stock, 70% of Series C preferred stock, and 70% of Series D preferred stock then outstanding. The holders of the outstanding Series A-1 preferred stock can waive any dividend preference upon the affirmative vote or written consent of more than a majority of respective stock then outstanding. As of June 30, 2014, the Board has not declared any dividends.

        In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series A-2 preferred stock, Series B preferred stock, Series C preferred stock, and Series D preferred stock shall be entitled to receive on a pari passu basis with each other $23.00, $9.78, $20.70, and $27.60, respectively, for each outstanding share plus declared but unpaid dividends, prior and in preference to any distribution to the holders of Series A-1 preferred stock or common stock. Upon the completion of the distribution to the holders of Series A-2 preferred stock, Series B preferred stock, Series C preferred stock, and Series D preferred stock, the holders of Series A-1 preferred stock shall be entitled to receive $20.70 for each outstanding share plus declared but unpaid dividends, prior and in preference to any distribution to the

Vitae Pharmaceuticals, Inc.

Notes to Unaudited Condensed Financial Statements (Continued)

As of June 30, 2014 and December 31, 2013 and
for the Six Months Ended June 30, 2014 and 2013

8. Convertible Preferred Stock and Stockholders' Equity (Continued)

holders of common stock. Upon the completion of the distribution to the holders of Series A-1 preferred stock, the holders of common stock shall be entitled to receive all the remaining assets of the Company on a pro rata basis.

        Each share of preferred stock shall be convertible, at the option of the holder, at any time after the date of issuance into shares of nonassessable common stock at a defined conversion ratio. At December 31, 2013, the number of shares of common stock into which one share of each series of preferred stock was convertible was as follows: the Series A-1 preferred stock, 1.00; the Series A-2 preferred stock, 1.51; the Series B preferred stock, 1.00; the Series C preferred stock, 1:00; and the Series D Preferred Stock, 1.00. Each share will automatically be converted into shares of common stock immediately upon an initial public offering yielding aggregate proceeds (net of underwriting commissions and offering expenses) to the Company of at least $35,000,000.

        The holders of each series of preferred stock shall have the right to one vote for each share of common stock on an as-converted basis. As long as at least 43,478 shares of Series A-2 preferred stock, Series B preferred stock, Series C preferred stock, and/or Series D preferred stock remain outstanding, the holders of Series A-2 preferred stock, Series B preferred stock, Series C preferred stock, and Series D preferred stock, voting as a single class on an as-converted basis, shall be entitled to elect six directors of the Company. Holders of common stock, voting as a separate class, shall be entitled to elect one director of the Company. The holders of common stock, Series A-2 preferred stock, Series B preferred stock, Series C preferred stock, and Series D preferred stock, voting together as a single class on an as-converted basis, shall be entitled to elect the remaining directors of the Company.

        The preferred stock is subject to redemption under certain "deemed liquidation" events, as defined in the Company's certificate of incorporation, and as such the preferred stock is considered contingently redeemable for financial accounting purposes. The Company has concluded that none of these events are probable during the periods presented.

Common Stock

        As of June 30, 2014, the Company had authorized 312,825,000 shares of common stock at $0.0001 par value. The Company has issued 613,403 shares of common stock at prices ranging from $0.0001 to $6.90 including 327,975 and 91,588 shares of common stock issued through the exercise of options in the 2001 and 2004 Stock Plans, respectively. As of June 30, 2014, there were 613,403 shares of common stock outstanding.

Treasury Stock

        The Company retired 254 treasury shares during the six months ended June 30, 2014. Treasury stock is recorded using the cost method. Treasury stock retirements are recorded by deducting the par value from common stock and charging the remaining excess of cost over par to accumulated deficit.

Vitae Pharmaceuticals, Inc.

Notes to Unaudited Condensed Financial Statements (Continued)

As of June 30, 2014 and December 31, 2013 and
for the Six Months Ended June 30, 2014 and 2013

8. Convertible Preferred Stock and Stockholders' Equity (Continued)

Warrants

        As of June 30, 2014, the Company had 45,468 warrants outstanding for the purchase of preferred stock at exercise prices ranging from $20.70 - $27.60. The following table summarizes the warrants outstanding and exercisable as of June 30, 2014:

Warrants to Purchase	Warrants Outstanding	Exercise Price	Expiration Date
Series C convertible preferred stock	1,449	$20.70	07/12/2016
Series D convertible preferred stock	14,130	$27.60	08/28/2018
Series D convertible preferred stock	29,889	$27.60	12/21/2021

Shares Reserved for Future Issuance

        At June 30, 2014, the Company has reserved the following shares of common stock for issuance:

Common stock options outstanding	1,532,603
Restricted stock units outstanding	391,304
Shares available for future grant	46,552
Series A-1 preferred stock	29,346
Series A-2 preferred stock	1,080,640
Series B preferred stock	6,570,106
Series C preferred stock	724,632
Series D preferred stock	1,086,956
Warrants	45,468

11,507,607

9. Employee Compensation Plans

        In November 2013, the Company's Board approved the 2013 Stock Plan (the "2013 Plan") and reserved 530,674 shares of the Company's common stock to be authorized for issuance under the 2013 Plan. Under the 2013 Plan, options to purchase common stock, restricted stock and restricted stock units may be granted to the Company's employees, nonemployee directors, and consultants providing services to the Company. As of June 30, 2014, there are 46,552 shares available for grant without restriction.

        The Company has two additional share-based compensation plans pursuant to which outstanding awards have been made, but from which no further awards can or will be made: (i) the 2001 Stock Plan (the "2001 Plan"); and (ii) the 2004 Stock Plan (the "2004 Plan"). In November 2013, the Company's Board authorized a decrease to the shares available for issuance under the 2001 Plan by 530,674 shares and the automatic transfer of shares to the 2013 Plan from the 2001 and 2004 Plans that become available due to expiry, cancellation, termination or forfeiture. Through June 30, 2014, 251,182 shares became available under the 2001 Plan and were automatically transferred to the 2013 Plan.

Vitae Pharmaceuticals, Inc.

Notes to Unaudited Condensed Financial Statements (Continued)

As of June 30, 2014 and December 31, 2013 and
for the Six Months Ended June 30, 2014 and 2013

9. Employee Compensation Plans (Continued)

        The Company's policy is to issue new common shares upon the exercise of stock options, conversion of share units or purchase of restricted stock. The 2013, 2004 and 2001 Plans (collectively, the "Plans") were approved and are administered by the Company's Board or its Compensation Committee.

Stock Options

        All options granted under the Plans were granted with exercise prices (as determined by the Board) equal to or above the fair market value of the Company's common stock on the date of grant. Options granted under the Plans vest over a time period or based on performance milestones established at the sole discretion of the Board. Vesting for time-based options generally occurs over a period of not greater than four years. All stock options expire no later than ten years from the grant date. As of June 30, 2014, the Company has 41,778 and 125,332 options that will expire during the years ending December 31, 2014 and 2015, respectively, unless exercised. Under the terms of the Plans, employees may use shares to exercise a portion of these options. Shares tendered for this purpose are valued at the fair market value as of the date the options are exercised.

        The following table summarizes stock option activity under the Plans from January 1, 2013 through June 30, 2014:

	Number of Shares	Weighted-Average Exercise Price
Outstanding, January 1, 2013	1,907,568	$3.4362
Granted	868	$4.9450
Exercised	(42,823)	$1.7664
Cancelled	(379,940)	$1.1500
Expired	(175,456)	$1.9412
Forfeited	(18,300)	$6.8724

Outstanding, December 31, 2013	1,291,917	$4.3194
Granted	344,008	$5.2325
Exercised	(24,671)	$1.5502
Expired	(58,695)	$6.9000
Forfeited	(19,956)	$7.0587

Outstanding, June 30, 2014	1,532,603	$4.4344

Vested and Expected to Vest, June 30, 2014	1,496,422	$4.3723
Exercisable
June 30, 2014	935,036	$3.3626

        Stock-based compensation expense includes stock options granted on or after January 1, 2006, based on the grant-date fair value in accordance with the provisions of ASC 718. Stock-based compensation expense reflects estimated forfeitures of awards.

Vitae Pharmaceuticals, Inc.

Notes to Unaudited Condensed Financial Statements (Continued)

As of June 30, 2014 and December 31, 2013 and
for the Six Months Ended June 30, 2014 and 2013

9. Employee Compensation Plans (Continued)

        The estimated fair value of the Company's stock-based awards, less estimated forfeitures, is amortized on a ratable basis over the awards' service periods. Stock-based compensation for the six months ended June 30, 2014 and 2013 was recognized as follows:

	Six Months Ended June 30,
	2014	2013
Research and development	$6,717	$8,829
General and administrative	105,341	48,185

Total stock-based compensation	$112,058	$57,014

        The Company granted 303,583 and 181,252 performance-based stock options to employees in March 2011 and July 2007, respectively. These performance options have a 10-year life and exercise prices equal to the fair value of the Company's stock at the grant date. Vesting of these performance options is dependent on (i) meeting certain performance conditions, which relate to the Company's research and development progress, which were established by the Board and (ii) the passage of time subsequent to the achievement of such performance conditions. The Board determines if the performance conditions have been met. Stock-based compensation expense for these options is recorded when management estimates that the vesting of these options is probable based on the status of the Company's research and development programs and other relevant factors. Any change in these estimates will result in a cumulative adjustment in the period in which the estimate is changed, so that as of the end of a period, the cumulative compensation expense recognized for an award or grant equals the amount that would be recognized on a straight-line basis as if the current estimates had been utilized since the beginning of the service period.

        The Company uses the Black-Scholes valuation model to estimate the fair value of stock options at the grant date. The Black-Scholes valuation model requires the Company to make certain estimates and assumptions, including assumptions related to the expected price volatility of the Company's stock, the period during which the options will be outstanding, the rate of return on risk-free investments, and the expected dividend yield for the Company's stock.

        The fair values of stock options granted were calculated using the following weighted-average assumptions:

	Six Months Ended June 30,
	2014	2013
Weighted-average risk-free interest rate	1.96%	1.05%
Expected term of options (in years)	6.15	6.25
Expected stock price volatility	83.00%	87.00%
Expected dividend yield	0%	0%

        The weighted average fair value of options granted during the six months ended June 30, 2014 and 2013 was $3.74 and $4.60 per share, respectively.

Vitae Pharmaceuticals, Inc.

Notes to Unaudited Condensed Financial Statements (Continued)

As of June 30, 2014 and December 31, 2013 and
for the Six Months Ended June 30, 2014 and 2013

9. Employee Compensation Plans (Continued)

        The weighted-average valuation assumptions were determined as follows:

  •
  Weighted-average risk-free interest rate: The Company bases the risk-free interest rate on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the assumed expected option term.
  •
  Expected term of options: The expected term of options represents the period of time options are expected to be outstanding. The expected term of the options granted is derived from the "simplified" method as described in Staff Accounting Bulletin ("SAB") 107 relating to ASC 718.
  •
  Expected stock price volatility: The expected volatility is based on historical volatilities of similar entities within the Company's industry which were commensurate with the Company's expected term assumption as described in SAB 107.
  •
  Expected dividends yield: The estimate for annual dividends is $0.00, because the Company has not historically paid, and does not expect for the foreseeable future to pay, a dividend.
  •
  Estimated forfeiture rate: The Company's estimated annual forfeiture rate on stock option grants is based on the historical forfeiture experience of various employee groups.

        The total cash received from employees as a result of employee stock option exercises during the six months ended June 30, 2014 and 2013 was $38,268 and $36,360 respectively.

        As of June 30, 2014, there was $1,192,623 of total unrecognized compensation expense, excluding performance-based stock options that have not been deemed probable, net of estimated forfeitures, related to unvested options granted under the Stock Plans. That expense is expected to be recognized as follows:

Year ending December 31,
2014	$157,711
2015	310,434
2016	308,294
2017	304,006
2018	112,178

$1,192,623

        As of June 30, 2014, 181,252 of the performance-based stock options have been deemed probable and stock-based compensation expense recorded ratably over the completed service period associated with each performance condition. The aggregate estimated fair value of options for which the satisfaction of the related-performance conditions have not been deemed probable is $1,487,705 as of June 30, 2014.

Restricted Stock Units

        During 2013, the Company awarded a performance-based RSU covering 391,304 shares of common stock from the 2013 Plan. An RSU award entitles the holder to receive shares of the Company's common stock as the award vests. The performance-based RSU awarded in 2013 vests contingent upon the achievement of pre-determined performance-based milestones. Stock-based compensation expense is recognized when it is deemed probable that the performance-based goal will be met. The Board or its

Vitae Pharmaceuticals, Inc.

Notes to Unaudited Condensed Financial Statements (Continued)

As of June 30, 2014 and December 31, 2013 and
for the Six Months Ended June 30, 2014 and 2013

9. Employee Compensation Plans (Continued)

compensation committee determines if the performance conditions have been met. As of June 30, 2014, performance-based milestones on the RSU awarded in 2013 was not deemed probable. The fair value of the RSU is based on the fair market value of the Company's common stock on the date of grant. As of June 30, 2014, there was $1,440,000 of total unrecognized compensation expense related to the non-vested performance-based RSU awarded in 2013. The grant-date fair value of the RSU awarded during 2013 was $3.68 per share.

10. Collaborative Research Agreements

Boehringer Ingelheim

Beta-site Amyloid Precursor Protein-cleaving Enzyme 1 (BACE) Inhibitors

        In June 2009, the Company entered into a Research Collaboration and License Agreement (the "BACE Agreement") with Boehringer Ingelheim International GmbH ("BI") pursuant to which BI is responsible for the development and commercialization of BACE inhibitors for the treatment of Alzheimer's disease and other forms of dementia.

        Under the BACE Agreement, the Company was obligated to provide 12 full-time-equivalent employees (FTE's) per month for a period of 36 months to provide research services. Under the terms of the BACE Agreement, the Company received an upfront, license fee of $15,000,000. This payment was initially recorded to deferred revenue. In addition, under the BACE Agreement, BI was required to make payments for each quarter during the 36-month funded research period of $1,020,000 for a total of $12,240,000. The license fee and the research collaboration fee were being recognized as revenue over the 36-month funded research period commencing June 2009 and continuing through June 2012, which was determined to be the Company's period of substantial involvement under the BACE Agreement. In April 2012, the initial research term was extended for an additional year through June 2013 and BI paid the Company an additional $2,960,000 for the research contributions over the 12 month extension period ($740,000 per quarter). During the extension period the Company was obligated to provide eight FTE's per month. The additional payment of $2,960,000 was recognized ratably over the extension period through June 2013. The revenue recognition period for the nonrefundable license fee was also extended on a prospective basis through June 2013.

        In December 2012, the Company amended the BACE Agreement to expand the Core Indication definition to include certain other indications, including diabetes and metabolic syndrome. Under the terms of the amendment, Vitae received an upfront fee of $4,000,000. In accordance with the amendment, the Company is obligated to provide 12 months of research services commencing June 2013 with such services to be completed no later than June 30, 2014. In accordance with ASU 2009-13, the Company has determined that the amendment is considered a new arrangement and not a material modification to the original agreement. The Company has evaluated whether there is stand-alone value for the delivered items and determined that the delivered items did not have stand-alone value due to the fact that the program was in early preclinical development and required the Company's experience to advance development of the product. As such, the Company determined that the agreement should be accounted for as a single unit of accounting. Revenue relating to the upfront payment was recognized over the period in which future research contributions were delivered through June 30, 2014.

Vitae Pharmaceuticals, Inc.

Notes to Unaudited Condensed Financial Statements (Continued)

As of June 30, 2014 and December 31, 2013 and
for the Six Months Ended June 30, 2014 and 2013

10. Collaborative Research Agreements (Continued)

        The Company has earned $29 million in development milestones since the inception of the BACE Agreement and is eligible to receive up to $326,000,000 in additional milestone payments based on the achievement of pre-specified events, including up to $56,000,000 in development milestones, up to $120,000,000 in regulatory milestones and up to $150,000,000 in commercialization milestones. The preceding milestones are payable upon the first occurrence of any product to meet the contractual requirements. Any subsequent product(s) to achieve the milestone will earn the Company 50% of the milestone amount. In addition, second indications for a product covered by the contract to achieve the regulatory milestones will earn the Company 50% of the milestone amount. The Company also may receive net sales royalties based on total annual future product sales.

11b HSD1 Inhibitors

        In October 2007, the Company entered into a Research Collaboration and License Agreement with BI pursuant to which BI is responsible for the development and commercialization of 11b HSD1 inhibitors for certain indications, including type 2 diabetes (the "11b Agreement").

        The funded research period under the 11b Agreement for which the Company was required to provide research services ended in December 2009. The Company has earned $37,000,000 in development milestones since the inception of the 11b Agreement and is eligible to receive up to $278,000,000 in additional milestone payments based on the achievement of pre-specified events, including up to $48,000,000 in development milestones, up to $105,000,000 in regulatory milestones and up to $125,000,000 in commercialization milestones. The preceding milestones are payable upon the first occurrence of any product to meet the contractual requirements. The Company is also eligible to receive 50% of the aforementioned milestone payments for any subsequent products and for any additional indications of a product to achieve those milestones.

        The Company has the right, subject to the approval of the joint steering committee established pursuant to the 11b Agreement, to develop and commercialize certain 11b HSD1 inhibitors for indications other than those considered part of metabolic syndrome or reduction of cardiovascular events.

11. Income Taxes

        The Company sold $45,678 and $91,729 of Pennsylvania research and development tax credits and recorded net proceeds of $42,024 and $84,391 during the six months ended June 30, 2014 and 2013, respectively. The net proceeds were recorded in other income in the Condensed Statements of Operations.

        For the six months end June 30, 2014 and 2013, the Company did not record a current or deferred income tax expense or benefit. The Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. Based on the Company's history of operating losses, the Company has concluded that it is not more likely than not that the benefit of its deferred tax assets will be realized. Accordingly, the Company has provided a full valuation allowance for deferred tax assets as of June 30, 2014 and December 31, 2013.

Vitae Pharmaceuticals, Inc.

Notes to Unaudited Condensed Financial Statements (Continued)

As of June 30, 2014 and December 31, 2013 and
for the Six Months Ended June 30, 2014 and 2013

12. Related Party Transactions

        A member of the Company's Board is a partner/founder of a law firm that provided various legal services to the Company. The Company has incurred costs of $591,097 and $28,916 for the six months ended June 30, 2014 and 2013, respectively. Additionally, $329,024 and $208,579 was due to the related party as of June 30, 2014 and December 31, 2013, respectively. BI, the Company's collaborative research partner (Note 10), is also an affiliate of stockholder in the Company.

13. Commitments and Contingencies

        The Company currently leases office space pursuant to a noncancelable operating lease that will expire in January 2018. The Company has the right to extend the lease for one additional period of five years at fixed escalation amounts. In addition, the Company leases certain office equipment under operating leases. Rental expense under these leases was approximately $390,087 and $390,097 for the six months ended June 30, 2014 and 2013, respectively. The following is a schedule by year of future minimum rental payments required under the noncancelable leases as of June 30, 2014:

Year ending December 31,
2014	$323,364
2015	789,717
2016	805,512
2017	821,622
2018	68,581

Total minimum future rental payments	$2,808,796

14. Reverse Stock Split

        In connection with preparing for an initial public offering, the Company's board of directors and stockholders approved a 1-for-23 reverse stock split of our preferred and common stock. The reverse split became effective on September 8, 2014. All preferred share, common share and per share amounts in the financial statements and notes have been retroactively adjusted to give effect to the reverse stock split, including reclassifying an amount equal to the reduction in aggregate par value of common stock to additional paid-in capital.

5,000,000 Shares

Common Stock

PRELIMINARY PROSPECTUS

                        , 2014

Stifel

BMO Capital Markets

JMP Securities

Wedbush PacGrow Life Sciences

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

Through and including        , 2014 (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

 PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission, or the SEC, registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

SEC registration fee	$9,628
FINRA filing fee	11,713
Listing fee	125,000
Accounting fees and expenses	750,000
Legal fees and expenses	1,500,000
Printing and engraving expenses	300,000
Registrar and transfer agent fees	5,000
Miscellaneous fees and expenses	98,659

Total	$2,800,000

Item 14.    Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, the Securities Act.

        As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The amended and restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;
  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
  •
  in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
  •
  for any transaction from which the director derives any improper personal benefit.

        Our amended and restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

        Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our amended and restated bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding, and permit us to secure insurance on behalf of any director, officer, employee, or other enterprise agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

        We either have entered or intend to enter into indemnification agreements with each of our directors and executive officers and certain other key employees. The form of agreement provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer, or other key employee because of his or her status as one of our directors, executive officers, or other key employees, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws. In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees in connection with a legal proceeding.

        Reference is made to the underwriting agreement contained in Exhibit 1.1 to this registration statement, indemnifying our directors and officers against limited liabilities. In addition, Section 1.9 of our amended and restated investors' rights agreement (IRA) contained in Exhibit 4.2 to this registration statement provides for indemnification of certain of our stockholders against liabilities described in our IRA.

        We currently carry and intend to continue to carry liability insurance for our directors and officers.

Item 15.    Recent Sales of Unregistered Securities

        The following sets forth information regarding all unregistered securities sold since January 1, 2011 through September 23, 2014:

  (1)
  In 2011, in connection with the closing of a term loan, we issued a warrant to Silicon Valley Bank exercisable for an aggregate of 9,963 shares of our Series D convertible preferred stock, at an exercise price of $27.60 per share. This warrant terminates ten years after the date issued.

  (2)
  In 2011, in connection with the closing of a term loan, we issued two warrants to Oxford Finance LLC, one exercisable for an aggregate of 9,963 shares of our Series D convertible preferred stock and the other exercisable for an aggregate of 9,963 shares of our Series D convertible preferred stock. Both warrants have an exercise price of $27.60 per share and terminate ten years after the date issued.

  (3)
  Under the 2013 Stock Plan, we granted stock options to purchase shares of our common stock to certain of our employees, officers, consultants and advisors, as follows: (a) in 2013, we granted restricted stock units with respect to an aggregate of 391,304 shares of our common stock, (b) in 2014, we granted stock options to purchase an aggregate of 12,389 shares of our common stock at an exercise price of $3.68 per share and (c) in 2014, we granted stock options to purchase an aggregate of 331,619 shares of our common stock at an exercise price of $5.29 per share.

  (4)
  Under the 2001 Stock Plan, we granted stock options to purchase shares of our common stock to certain of our employees, officers, consultants and advisors, as follows: (a) in 2011, we granted stock options to purchase an aggregate of 304,017 shares of our common stock at an exercise price of $7.13 per share, (b) in 2011, we granted a stock option to purchase 2,173 shares of our common stock at an exercise price of $7.59 per share, (c) in 2012, we granted stock options to purchase an aggregate of 868 shares of our common stock at an exercise price of $7.59 per share, (d) in 2012, we granted a stock option to purchase 3,260 shares of our common stock at an exercise price of $6.21 per share, (e) in 2013, we granted a stock option to purchase 434 shares of our common stock at an exercise price of $6.21 per share, and (f) in 2013, we granted a stock option to purchase 434 shares of our common stock at an exercise price of $3.68 per share.

  (5)
  We issued shares of our common stock upon the exercise of stock options, as follows: (a) in 2011 we issued an aggregate of 14,578 shares for an aggregate exercise price of $40,169; (b) in 2012 we issued an aggregate of 22,959 shares for an aggregate exercise price of $52,962; (c) in 2013 we issued an aggregate of 42,823 shares for an aggregate exercise price of $75,685; and (d) in 2014 we issued an aggregate of 44,137 shares for an aggregate exercise price of $65,850.14.

  (6)
  In 2012, we issued 5,370 shares of our Series B convertible preferred stock upon the cashless exercise of an outstanding warrant to purchase 35,805 shares of our Series B convertible preferred stock.

        The offer, sale, and issuance of the securities described in paragraphs (1), (2) and (6) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act in that the issuance of the security to the accredited investor did not involve a public offering. The recipients of the securities in these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in this transaction. The recipients of the securities in these transactions were accredited investors under Rule 501 of Regulation D.

        The offers, sales, grants and issuances of the securities described in paragraphs (3), (4) and (5) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701. The recipients of such securities were our employees, officers, bona fide consultants and advisors and received the securities under our 2013 Stock Plan or 2001 Stock Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16.    Exhibits and Financial Statement Schedules

        (a)    Exhibits.    We have filed the exhibits listed on the accompanying Exhibit Index.

        (b)    Financial Statement Schedules.    All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or related notes.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned registrant hereby undertakes that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

        The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  (i)
  any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

  (ii)
  any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  (iii)
  the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

  (iv)
  any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Pre-effective Amendment No. 6 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Fort Washington, Commonwealth of Pennsylvania, on the 23rd day of September, 2014.

VITAE PHARMACEUTICALS, INC.
By	/s/ JEFFREY S. HATFIELD Jeffrey S. Hatfield Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Pre-effective Amendment No. 6 to the Company's Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ JEFFREY S. HATFIELD Jeffrey S. Hatfield	Chief Executive Officer (Principal Executive Officer), President and Director	September 23, 2014
/s/ RICHARD MORRIS Richard Morris	Chief Financial Officer (Principal Financial and Accounting Officer)	September 23, 2014
* Peter Barrett, Ph.D.	Director	September 23, 2014
* Robert V. Gunderson, Jr.	Director	September 23, 2014
* Donald Hayden, Jr.	Director	September 23, 2014
* Charles W. Newhall, III	Director	September 23, 2014
* Bryan Roberts, Ph.D.	Director	September 23, 2014

Name		Title	Date

* Charles A. Rowland, Jr.		Director	September 23, 2014
* Gino Santini		Director	September 23, 2014
*By:	/s/ RICHARD MORRIS Richard Morris Attorney-in-Fact

 EXHIBIT INDEX

Exhibit Number		Description
1.1	**	Form of Underwriting Agreement.

3.1	**	Amended and Restated Certificate of Incorporation of the Registrant, as amended.

3.2	**	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of this offering.

3.3	**	Bylaws of the Registrant, as amended.

3.4	**	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the completion of this offering.

4.1	**	Form of Common Stock certificate.

4.2	**	Amended and Restated Investors' Rights Agreement.

5.1	**	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.

10.1	**	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2	**+	2001 Stock Plan and forms of agreements thereunder.

10.3	**+	2004 Stock Plan and forms of agreements thereunder.

10.4	**+	2013 Stock Plan and forms of agreements thereunder.

10.5	**+	2014 Equity Incentive Plan and forms of agreements thereunder.

10.6	**†	Research Collaboration and License Agreement, dated October 2, 2007, by and between Boehringer Ingelheim International GmbH and the Registrant.

10.7	**	Amendment No. 1 to the Research Collaboration and License Agreement, dated October 8, 2007, by and between Boehringer Ingelheim International GmbH and the Registrant.

10.8	**†	Amendment No. 2 to the Research Collaboration and License Agreement, dated February 24, 2012, by and between Boehringer Ingelheim International GmbH and the Registrant.

10.9	**	Amendment No. 3 to the Research Collaboration and License Agreement, dated February 5, 2014, by and between Boehringer Ingelheim International GmbH and the Registrant.

10.10	**†	BACE Research Collaboration and License Agreement, dated June 4, 2009, by and between Boehringer Ingelheim International GmbH and the Registrant.

10.11	**†	Amendment No. 1 to the BACE Research Collaboration and License Agreement, dated June 2, 2011, by and between Boehringer Ingelheim International GmbH and the Registrant.

10.12	**†	Amendment No. 2 to the BACE Research Collaboration and License Agreement, dated December 21, 2012 by and between Boehringer Ingelheim International GmbH and the Registrant.

10.13	**†	Amendment No. 3 to the BACE Research Collaboration and License Agreement, dated December 6, 2013, by and between Boehringer Ingelheim International GmbH and the Registrant.

10.14	**+	Offer Letter, dated February 25, 2004, between Jeffrey Hatfield and the Registrant.

Exhibit Number		Description
10.15	**+	Amendment to Offer Letter, dated July 21, 2008, between Jeffrey Hatfield and the Registrant.

10.16	**+	Amendment to Offer Letter, dated September 4, 2013, between Jeffrey Hatfield and the Registrant.

10.17	**+	Offer Letter, dated January 28, 2008, between Richard E. Gregg, M.D. and the Registrant.

10.18	**+	Amendment to Offer Letter, dated July 21, 2008, between Richard E. Gregg, M.D. and the Registrant.

10.19	**+	Offer Letter, dated December 19, 2005, between Tina Fiumenero and the Registrant.

10.20	**+	Amendment to Offer Letter, dated July 21, 2008, between Tina Fiumenero and the Registrant.

10.21	**+	Offer Letter, dated May 7, 2014, between Arthur Fratamico and the Registrant.

10.22	**+	Offer Letter, dated May 15, 2014, between Richard Morris and the Registrant.

10.23	**+	Offer Letter, dated April 3, 2006, between Donald Hayden, Jr. and the Registrant.

10.24	**	Loan and Security Agreement, dated December 22, 2011, between Oxford Finance LLC, Silicon Valley Bank and the Registrant.

10.25	**	Warrant to Purchase Stock, issued December 22, 2011, for Silicon Valley Bank.

10.26	**	Warrant to Purchase Stock, issued December 22, 2011, for Oxford Finance LLC.

10.27	**	Warrant to Purchase Stock, issued December 22, 2011, for Oxford Finance LLC.

10.28	**	Agreement of Lease between the Registrant and 502 WOC Properties, LP and Memorandum of Lease, dated July 11, 2002, as amended on September 17, 2003.

10.29	**	2014 Employee Stock Purchase Plan.

10.30	**	Management Cash Incentive Plan.

10.31	**	Non-employee Director Compensation Program.

23.1		Consent of Independent Registered Public Accounting Firm.

23.2	**	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (included in Exhibit 5.1).

24.1	**	Power of Attorney.

**
Previously filed.

+
Indicates management contract or compensatory plan.

†
Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment. Omitted portions have been submitted separately to the Securities and Exchange Commission.